As filed with the Securities and Exchange Commission on June 21, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

DYNEGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	4911	94-3248415
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1000 Louisiana, Suite 5800 Houston, Texas 77002 (713) 507-6400	J. Kevin Blodgett, Esq. General Counsel, EVP—Administration & Secretary 1000 Louisiana, Suite 5800 Houston, Texas 77002 (713) 507-6400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Julien R. Smythe

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana, 44th Floor

Houston, Texas 77002-5200

(713) 220-5800

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
8.375% Senior Unsecured Notes due 2016	$750,000,000	100%	$750,000,000	$80,250

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) under the Securities Act, this amount represents the aggregate outstanding principal amount of 8.375% Senior Unsecured Notes due 2016.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not effect the exchange offer until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the exchange notes, and it is not soliciting an offer to buy the exchange notes, in any state or jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated June 21, 2006

PROSPECTUS

DYNEGY HOLDINGS INC.

Offer to Exchange

$750,000,000 Registered 8.375% Senior Unsecured Notes due 2016

for

Any and All Outstanding Unregistered 8.375% Senior Unsecured Notes due 2016

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our 8.375% senior unsecured notes due 2016 that we have registered under the Securities Act of 1933 (the “Exchange Notes”) for all of our outstanding unregistered 8.375% senior unsecured notes due 2016 (the “Outstanding Notes”). In this prospectus, we refer to the Exchange Notes and the Outstanding Notes collectively as the “Notes.”

The Exchange Offer

•	We hereby offer to exchange all Outstanding Notes that are validly tendered and not withdrawn for an equal principal amount of Exchange Notes which we have registered under the Securities Act.

•	The exchange offer will expire at 5:00 p.m., New York City time, on , 2006, unless extended by us.

•	You may withdraw tenders of your Outstanding Notes at any time before the exchange offer expires.

•	The Exchange Notes are substantially identical to the Outstanding Notes, except that the transfer restrictions and registration rights relating to the Outstanding Notes will not apply to the Exchange Notes.

•	We will not receive any proceeds from the exchange offer.

•	No public market currently exists for the Exchange Notes. We do not intend to apply for listing of the Exchange Notes on any securities exchange or to arrange for them to be quoted on any quotation system.

•	Interest on the Exchange Notes will be paid at the rate of 8.375% per annum, and will be payable semi-annually in cash in arrears on each May 1 and November 1, commencing on November 1, 2006.

The Exchange Notes and the Outstanding Notes involve risks that we describe in the “ Risk Factors” section beginning on page 20.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See the section of this prospectus entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Exchange Notes or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus, the accompanying letter of transmittal and related documents, and any amendments or supplements to this prospectus, carefully before deciding whether to participate in the exchange offer.

The date of this prospectus is                     , 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-4 under the Securities Act of 1933 that we filed with the Securities and Exchange Commission (the “SEC”). In making your decision whether to participate in the exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You may refer to the registration statement and the exhibits thereto for more information. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

In this prospectus, except as otherwise indicated or unless the context requires otherwise, (i) references to “Dynegy Holdings,” “we,” “our,” “our company,” “the Company,” “us,” “DHI” or “the company” refer to the combined business of Dynegy Holdings Inc. and its subsidiaries, (ii) references to “Dynegy” refer to Dynegy Inc., the parent of Dynegy Holdings and Dynegy’s subsidiaries, including Dynegy Holdings Inc., and (iii) references to the “issuer” or “Issuer” mean Dynegy Holdings Inc., the issuer of the Notes.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Such reports and filings contain important business and financial information about us that is not included in or delivered with this prospectus.

The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s website address is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The information we file with the SEC and other information about us is also available on our parent Dynegy’s website at http://www.dynegy.com. However, the information on our parent’s website is not a part of, or incorporated by reference in, this prospectus.

We will provide you, without charge, the indenture governing the Notes and the registration rights agreement relating to the Notes. You may request copies of these documents by contacting us at:

Dynegy Holdings Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

Attention: Corporate Secretary

In order to ensure timely delivery of requested documents, any request should be made at least five business days prior to the date on which an investment decision is to be made with respect to the exchange offer and, in any event, no later than                     , 2006, which is five business days prior to the expiration time of the exchange offer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included in this prospectus, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “could,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	projected operating or financial results, including anticipated cash flows from operations;

•	expectations regarding capital expenditures, interest expense and other payments;

•	beliefs about commodity pricing and generation volumes;

•	strategies to capture opportunities presented by rising commodity prices and strategies to manage our risk exposure to energy price volatility while reducing our hedging;

•	plans to achieve fuel-related, general and administrative, and other targeted cost savings;

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•	beliefs and assumptions relating to our liquidity position, including our ability to redeem the remaining outstanding Second Priority Senior Secured Floating Rate Notes due 2008 and satisfy or refinance our significant debt maturities and other obligations before or as they come due;

•	strategies to address our substantial leverage, to access the capital markets, or to obtain additional financing or more favorable financing terms;

•	measures to compete effectively with industry participants;

•	beliefs and assumptions about market competition, fuel supply, power demand, generation capacity and regional recovery of the wholesale power generation market;

•	sufficiency of coal and fuel oil inventories and transportation;

•	beliefs about the outcome of legal and administrative proceedings, including the matters involving the western power and natural gas markets, environmental and master netting agreement matters, and the investigations primarily relating to our past trading practices;

•	assumptions about prospective regulatory developments;

•	expectations regarding environmental matters, including the cost of compliance and the availability and adequacy of emission credits;

•	strategies to remediate the material weaknesses existing in our accounting for income taxes and our risk management assets and liabilities;

•	positioning our power generation business for future growth and pursuing and executing acquisition or combination opportunities; and

•	our ability to complete our exit from the customer risk management business and the costs associated with this exit.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control, including those set forth under “Risk Factors.”

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

All forward-looking statements contained in this prospectus are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made.

MARKET AND INDUSTRY DATA

Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. We have not independently verified such third party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

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SUMMARY

This summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus. Because this is a summary, it may not contain all of the information you should consider before making any decision concerning this exchange offer. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” as well as our periodic and other reports filed with the SEC under the Securities Exchange Act of 1934, before making a decision. See “Where You Can Find More Information.”

The Company

We are a holding company and conduct substantially all of our business operations through our subsidiaries. Our current business operations are focused primarily on the asset-based power generation sector of the energy industry, and our primary business is the production and sale of electric energy, capacity and ancillary services from our 10,828 MW fleet (19 plants) of owned or leased power generation facilities (excluding our 900 MW Rockingham generation facility, which we expect to sell to Duke Power Company LLC d/b/a Duke Energy Carolinas, LLC (“Duke Energy”) in the fourth quarter of 2006 pursuant to an agreement entered into in May 2006; see “—Recent Developments—Pending Sale of Rockingham Facility”). The majority of our assets are located in the Midwest, New York, Texas and the Southeast. Our diverse power generation facilities generate electricity by burning coal, natural gas or oil. We sell electric energy, capacity and ancillary services primarily through bilateral negotiated contracts with third parties and into regional central markets, and in lesser volumes through structured wholesale over-the-counter markets and directly to end-use customers.

We report the results of our power generation business as three separate segments in our consolidated financial statements: (1) the Midwest segment; (2) the Northeast segment; and (3) the South segment. We also have a customer risk management (“CRM”) business. After the termination of our Sterlington long-term wholesale power tolling contract effective March 7, 2006 as discussed below, our CRM business, which we report as a separate segment, primarily consists of Independence and Kendall, our remaining power tolling arrangements, as well as our remaining physical gas supply contracts, gas transportation contracts and remaining gas, power and emissions trading positions. Our consolidated financial results also reflect corporate-level expenses such as general and administrative, interest and depreciation and amortization, which are included in the “Other” segment of our consolidated financial results.

Our Relationship to Dynegy

We are a wholly-owned subsidiary of Dynegy, which began operations in 1985. In general, our operations comprise the majority of Dynegy’s operations. As of March 31, 2006, the most significant operational difference between us and Dynegy is Dynegy’s ownership of the Sithe Independence generation facility, a 1,092 MW facility located in Scriba, New York. Dynegy acquired the generation facility effective January 31, 2005. We are party to a power tolling contract, a gas supply agreement and a financial electricity swap contract with a Dynegy subsidiary related to the Sithe Independence generation facility. In addition, Dynegy records general and administrative expenses associated with costs incurred directly by it or its subsidiaries associated with Dynegy’s former ownership interest in Illinois Power, which Dynegy sold in September 2004. Dynegy also incurs interest expense associated with borrowings incurred directly by it.

Our Business Segments

Power Generation

Our power generation fleet is diversified by dispatch type (baseload, intermediate and peaking), fuel source and geographic location. Coal-fired facilities comprise approximately 35% of our portfolio, while natural gas-fired facilities comprise approximately 52% and dual or multiple-fired facilities comprise approximately 13%. Our generation facilities are concentrated in the Midwest, Northeast and Southern United States. We seek to operate our diversified asset portfolio so as to be well positioned to respond to a changing market environment.

We generate earnings and cash flows through sales of electric energy, capacity and ancillary services. Primary factors impacting our earnings and cash flows are the prices for power, natural gas, fuel oil and coal, which in turn are largely driven by broader market supply and demand. Demand for power can vary regionally due to, among other things, weather and general economic conditions. Power supplies similarly vary by region and are impacted significantly by available generating capacity, transmission capacity and federal and state regulation. We also are impacted by the relationship between prices for power and natural gas and prices for power and fuel oil, commonly referred to as the “spark spread,” and its impact on our costs to generate electricity. However, we believe that our significant coal-fired generation facilities partially mitigate our sensitivity to changes in the spark spread, in that our cost of coal, particularly in the Midwest, is relatively stable, and position us for potential increases in earnings and cash flows in an environment where both power and gas prices increase. Other factors that have impacted, and are expected to continue to impact, earnings and cash flows for our business include:

•	our ability to control our capital expenditures, which primarily are limited to maintenance, safety, environmental and reliability projects, and to control other costs through disciplined management; and

•	our ability to optimize our assets through in-market availability, reliable run-time and safe, efficient operations.

In addition to these factors, other factors have impacted, and are expected to continue to impact, earnings and cash flows for our power generation business, many of which are beyond our control. See “Risk Factors.”

Our key assets are as follows:

Facility (1)	Total Net Generating Capacity (MW) (2)	Primary Fuel Type	Dispatch Type	Location	NERC Region (ISO)
Baldwin	1,806	Coal	Baseload	Baldwin, IL	SERC (MISO)
Havana Units 1-5	242	Oil	Peaking	Havana, IL	SERC (MISO)
Unit 6	448	Coal	Baseload	Havana, IL	SERC (MISO)
Hennepin	301	Coal	Baseload	Hennepin, IL	SERC (MISO)
Oglesby	63	Gas	Peaking	Oglesby, IL	SERC (MISO)
Stallings	89	Gas	Peaking	Stallings, IL	SERC (MISO)
Tilton	188	Gas	Peaking	Tilton, IL	SERC (MISO)
Vermilion	194	Coal/Gas/ Oil	Baseload/ Peaking	Oakwood, IL	SERC (MISO)
Wood River Units 1-3	133	Gas	Peaking	Alton, IL	SERC (MISO)
Units 4-5	461	Coal	Baseload	Alton, IL	SERC (MISO)
Rocky Road (3)	364	Gas	Peaking	East Dundee, IL	RFC (PJM)
Riverside/ Foothills	940	Gas	Peaking	Louisa, KY	RFC (PJM)
Rolling Hills	970	Gas	Peaking	Wilkesville, OH	RFC (PJM)
Renaissance	776	Gas	Peaking	Carson City, MI	RFC (MISO)
Bluegrass	576	Gas	Peaking	Oldham Co., KY	RFC (MISO)

Total Midwest	7,551

Facility (1)	Total Net Generating Capacity (MW) (2)	Primary Fuel Type	Dispatch Type	Location	NERC Region (ISO)
Roseton	1,210	Gas/Oil	Intermediate	Newburgh, NY	NPCC (NYISO)
Danskammer Units 1-2	130	Gas/Oil	Peaking	Newburgh, NY	NPCC (NYISO)
Units 3-4	371	Coal/Gas/Oil	Baseload	Newburgh, NY	NPCC (NYISO)

Total Northeast	1,711

Calcasieu	347	Gas	Peaking	Sulphur, LA	SERC
Heard County	566	Gas	Peaking	Heard Co., GA	SERC
Black Mountain (4)	43	Gas	Baseload	Las Vegas, NV	WECC
CoGen Lyondell	610	Gas	Baseload	Houston, TX	ERCOT (ISO)

Total South	1,566

Total Fleet Capacity	10,828

(1)	Excludes our gas and oil-fired Rockingham generation facility located in Rockingham County, North Carolina, which has a total net generating capacity of 900 MW. Pursuant to an agreement entered into in May 2006 and subject to the regulatory approvals and customary closing conditions as specified therein, we expect to sell this facility to Duke Energy in the fourth quarter of 2006. For further information, see “—Recent Developments—Pending Sale of Rockingham Facility” below.
(2)	Unit capabilities are winter ratings as provided to regional reliability councils.
(3)	We completed the purchase of NRG’s 50% interest in this facility in March 2006. Total nameplate capacity of this facility is 364 MW. For further information, see “—Recent Developments—Recent Acquisition and Sale” below.
(4)	We own a 50% interest in this facility and the remaining 50% interest is held by Chevron U.S.A. Inc. (“CUSA”), our parent’s significant shareholder. Total output capacity of this facility is 85 MW.

Power Generation—Midwest. We own 7,551 MW in the Midwest region, primarily consisting of coal-fired and gas-fired facilities (after giving effect to our recent sale to, and acquisition from, NRG; see “—Recent Developments—Recent Acquisition and Sale” below).

Our baseload coal-fired fleet consists of 3,210 MW of low production cost generation facilities benefiting from favorable long-term coal supply and transportation contracts. These facilities also benefit from higher natural gas prices which tend to set the price for on-peak power in this operating region during periods of high demand for power.

Our power supply agreement with AmerenIP expires in December 2006. Under the terms of the contract, we must provide up to 2,800 MW per hour around the clock at $30.00 per MWh, with a maximum of 11.5 million MWh per year. Additionally, we receive $4.00 per kW-month in capacity payments. Currently, about one-third of our on-peak Midwest production is used to serve this contract. While the contract is currently profitable for us, current forward on-peak power prices in this region are higher than power prices realized under this contract. We are exploring a number of alternatives with respect to sales of power following the expiration of our contract with AmerenIP including potentially participating in an auction conducted pursuant to an ICC order, but generally expect that any alternative(s) chosen will allow us to realize prevailing market prices for 2007 and beyond.

We have completed conversion of our Midwest coal fleet to Powder River Basin (“PRB”) coal. PRB coal is cheaper and has lower sulfur content than coal from other regions. We have secured PRB coal, along with transportation rights, under long-term contracts on terms that we consider favorable, providing a level of certainty around our coal supply for our Midwest coal facilities.

We have settled environmental claims brought by the EPA against our Midwest coal facilities. Under the terms of the settlement, we are required to reduce emissions to specified levels, which will require installation of emission control equipment with an expected total cost of approximately $674 million through 2013; we spent approximately $27 million in 2005 on the installation of such equipment. The installation of this equipment is expected to result in substantial cost and emissions reductions for our Illinois coal-fired power plants.

Power Generation—Northeast. We lease 1,711 MW in the Northeast region serving the New York market. These assets include gas, fuel oil and coal-fired facilities.

We believe that our 371 MW Danskammer coal-fired facility is well positioned to capture high margins in a gas-dominated region. Because of its dual-fuel capability, we can dispatch our 1,210 MW dual-fuel (oil/gas) Roseton facility based on the lowest cost fuel option and therefore, we believe, capture additional market opportunities when spark spreads increase to profitable levels.

Power Generation—South. We own 1,566 MW of gas-fired assets in the South region (after giving effect to our recent sale to, and acquisition from, NRG and the pending sale of our Rockingham facility; see “—Recent Developments—Recent Acquisition and Sale” and “—Recent Developments—Pending Sale of Rockingham Facility” below). Our 610 MW CoGen Lyondell facility in Texas is a baseload facility as is the 85 MW Black Mountain facility, while our other facilities in this segment are peaking units.

Earnings and cash flow in this segment are expected to benefit from a more favorable contract at CoGen Lyondell. Under terms of the 15-year agreement, which starts in 2007, we will improve our fuel cost recovery and receive a market-based margin. Expected incremental annual operating income of approximately $40-55 million is associated with this contract depending on natural gas prices.

Our peaking facilities in this segment continue to contribute revenue from sales of capacity, mainly to the local load-serving entities or wholesale buyers.

Customer Risk Management

Our CRM segment is comprised largely of the Independence and Kendall power tolling arrangements, as well as our legacy physical gas supply and transportation contracts and gas, power and emissions trading positions. We are actively pursuing opportunities to terminate, assign or renegotiate the terms of our remaining obligations under these agreements.

Under our power tolling contract, gas supply agreement and financial electricity swap contract with our affiliate Sithe Independence Power Partners, L.P. (“Independence”), we are entitled to take up to 645 MW of the power generated by the Independence generation facility located in New York. Additionally, we are also obligated to make fixed payments related to an electricity swap agreement that allows us the rights to the economics of approximately 375 MW of the plant. Pursuant to the agreement, we are obligated to make annual payments of approximately $75 million through 2014.

We have entered into a back-to-back agreement with Constellation Energy Commodities Group, Inc. through which we have effectively offset our obligations under the Kendall tolling agreement through the end of 2008. Kendall is a 578 MW combined-cycle facility in Illinois. Following the expiration of this back-to-back agreement and through 2012 (2017, if we exercise our option under the agreement), we are obligated to make aggregate payments of approximately $456 million under the Kendall tolling agreement, the impact of which will be offset by any benefits we receive from dispatching the facility.

Regarding our legacy gas, power and emissions trading businesses, we have substantially reduced the size of our mark-to-market portfolio since October 2002, when we initiated efforts to exit the CRM business. Our remaining transactions still require cash proceeds to purchase gas for our customers; however, those cash requirements are partially offset by the proceeds received from financial contracts hedging the supply. The profit and loss impact of price movements are mitigated by these offsetting financial positions. Our remaining legacy power trading business, exclusive of our Kendall power tolling arrangement, is expected to be substantially exited by the end of 2007. Although these transactions are accounted for on a mark-to-market basis and will continue to impose volatility in our statement of operations as prices change during the year, we currently anticipate that these transactions will be cash flow positive for 2006 on an aggregate basis. Finally, we have forward obligations to deliver SO2 emission allowances in 2006, 2007 and 2008 and we currently own allowances that we believe to be adequate to satisfy these forward obligations. However, these obligations cause volatility in our statement of operations, as the value of these obligations varies due to changes in underlying emissions prices while the physical allowances are included in inventory on our consolidated balance sheets, only downward changes in value on the inventory are recognized in our statement of operations.

Other

The “Other” segment of our consolidated financial results includes corporate-level expenses such as general and administrative, interest and depreciation and amortization. Beginning with fiscal year 2006, general and administrative expenses are no longer allocated to our segments.

Our Competitive Strengths

Scale and Diversity of Assets

We own or lease approximately 10,828 MW (19 plants) of generation capacity (excluding our 900 MW Rockingham generation facility; see “—Recent Developments—Pending Sale of Rockingham Facility”), which is diversified by fuel type, dispatch level and region. Our assets are located in the Midwest, New York, Texas and the Southeast and generate electricity by burning coal, natural gas and oil. We sell electric energy, capacity and ancillary services primarily through bilateral negotiated contracts with third parties and into regional central markets, and in lesser volumes through structured wholesale over-the-counter markets and directly to end-use customers. Our Roseton and Danskammer facilities in New York, which represent approximately 16% of our generation capacity, have dual or multiple fuel capability, which allows us to dispatch them with the lowest cost fuel option. We believe that this fuel diversity will help us capture additional market opportunities when they arise.

Our baseload facilities, which consist of approximately 4,234 MW of our generation capacity, provide a source of stable volumes that provide the majority of our cash flows, while our intermediate and peaking facilities, with approximately 6,594 MW of generation capacity, provide us with the opportunity to capture the upside potential that arises at times when spark spreads are sufficient to provide positive margins. We believe that our intermediate and peaking facilities are well-situated to benefit during peak demand periods as well as to serve market capacity and system reliability needs.

Strong Market Fundamentals for Baseload Generation Units

Approximately 32% of our generation capacity is fueled by coal. In the markets where these coal units operate, the market price of power is typically set by the marginal cost of gas-fired or other generation facilities that currently have higher variable costs than our coal plants. As a result of the lower marginal cost for our coal plants, we attempt to dispatch them 100% of the time they are available in order to maximize the benefit of our low cost of production. We have implemented a fuel procurement policy intended to ensure a long-term adequate supply of coal at economical prices. All of our coal plants in the Midwest are now burning low-cost, low-sulfur

PRB coal, which should provide us with significant cost advantages and lower emissions. About 96% of our coal requirements for our Midwest fleet through 2010 is contracted. We also have long-term transportation contracts for the delivery of coal to our Midwest plants.

Regional Advantages

The bulk of our capacity (approximately 7,500 MW) is in the Midwest region. Approximately 5,200 MW of this capacity is in the MISO region while the remainder is in the PJM region. Both the MISO and PJM regions are large liquid markets, and we believe that our plants are favorably located on the dispatch curve. We believe these regions will experience increased demand for power in the future. We further believe that our low-cost baseload facilities are well-situated to capture higher market prices and our peaking facilities are well situated to meet peak load and reliability needs today, while our peaking facilities are also well situated to benefit in the future if the anticipated power price recovery occurs in the regions where they are located.

We own or lease approximately 1,700 MW of generation capacity in the Northeast region. With a portfolio of coal, gas and oil-fired generation facilities located in the state of New York, we believe we are well positioned to meet capacity, energy and ancillary services needs in the New York markets. We also have approximately 1,500 MW of gas-fired peaking and baseload generation capacity in the South region.

Operational Excellence

In the past few years, our operational performance has improved. One of our primary measures of performance is in-market availability, or the amount of time that our units are available at their rated capacity when the market indicates that they can profitably run. In-market availability, along with other metrics, enables us to monitor how our plants are performing and helps us determine operational and commercial strategies we need to implement in order to maximize our operating performance and ensure efficiency in the timing and costs of our maintenance activities. The in-market availability of our major stations surrounding our Midwest and our Northeast assets has shown a steady improvement to above 90% in 2004 and 2005, and our Baldwin facility has seen close to an 8% increase in its in-market availability since 2001. Additionally, the PRB conversion of our Midwest coal plants has further improved the performance of these facilities. Moreover, over the past year, our power generation business achieved a significant reduction in the number of safety incidents. This accomplishment can be attributed to our continued execution of a safety program that includes identifying, encouraging and tracking safety-related behaviors, which are positively correlated with improved safety performance. We believe that continuing to focus on operational excellence will allow us the opportunity to improve our financial performance.

Our Strategy

We are an independent power producer operating in key regions of the United States, including the Midwest, Northeast and South. We intend to build on our existing asset base as a platform for future growth and take advantage of market opportunities, including expected market recovery, to enhance our financial performance. We believe that we have the following competitive strengths:

Positioned for Power Market Recovery

We operate a balanced portfolio of generation assets that is diversified in terms of geography, fuel type and dispatch profile. As a result, we believe our asset portfolio is well positioned to benefit from our expectations regarding improvements in electricity and capacity pricing as the U.S. power markets revert to supply-demand equilibrium and reserve margins fall. In addition, assuming gas-fired units continue to run as marginal units in our core regions, our substantial coal-fired, baseload fleet should continue to benefit from the impact of higher natural gas prices on power prices, allowing us to capture greater margins.

Focus on Operational Excellence

We are focused on maintaining and enhancing our operating track record through increased plant availability, higher dispatch and capacity factors and improved cost controls. By managing fuel costs, minimizing plant outages and reducing corporate overhead, we aim to improve our results. We are committed to operating our facilities in a safe, reliable and environmentally compliant manner.

Employ a Commodity Cyclical Business Model

Our strategy is to optimize our ability to sell electricity and capacity into the merchant and bilateral markets when pricing is most attractive. We believe this objective can be best achieved through ensuring that our facilities can sell power when it is needed in near-term markets rather than attempting to predict longer-term market prices or to otherwise limit our ability to participate in the near-term power markets.

We believe that the power industry is a commodity cyclical business with significant commodity price volatility that requires considerable capital investment. In order to maximize economic returns in this market environment, we believe that, similar to other capital intensive commodity cyclical businesses, we must have a capital structure that can withstand power price volatility as well as have a commercial strategy that captures the value associated with both short-term and long-term price increases. We believe that we have created a suitable capital structure by actively managing our overall debt levels, liquidity position and debt maturity profile. Our commercial strategy is focused on three elements. First, we maintain a portfolio of low-cost plants that can provide cash flow throughout the market pricing cycles. Second, we include in our portfolio facilities that can provide reliability and other services to markets both during peak-demand periods and as overall regional electric demand increases over time. Finally, we seek to ensure that all of our plants are ready to produce electricity when market demand and, therefore, market price, is highest.

The output from our facilities is sold into markets through a variety of mechanisms ranging from spot sales in daily markets to longer-term sales under bilateral or over-the-counter markets. While we do not have a prescribed allocation of volumes between these different market options, we generally intend to rely on our low-cost coal facilities to provide a base level of cash flow, while preserving exposure to market prices. This strategy allows us to benefit from both short-term and long-term market price increases. Consequently, our financial results will be sensitive to, and generally correlated with, commodity prices (especially natural gas prices and regional power prices). While we will not typically commit significant portions of our portfolio to fixed-price sales over long terms, we may enter into short-term contracts to capture the value of periodic market price fluctuations that we believe are beneficial to our financial performance, or to otherwise support our liquidity position.

Transition From a Restructuring Phase to a Growth Stage

Our executive management team is focused on building a commodity-cyclical power generation business. We intend to strengthen our position as an independent power producer through fiscally responsible growth and by pursuing strategic opportunities to add scale and scope to our business. To achieve these objectives, we expect to pursue opportunities to develop and expand our existing facilities, achieve operating efficiencies and/or grow our presence within our core markets. We believe the scalability of our platform, which was built to operate a much larger portfolio, should allow us to take advantage of improving power markets as well as growth and consolidation within the sector.

Tightly Manage Costs and Expenditures

We intend to continue our efforts to manage costs and capital expenditures effectively. In December 2005, we and Dynegy announced a comprehensive plan to better align our corporate cost structure with our single line of business. The plan included headcount reductions and system changes and has resulted in a reduction of our general and administrative expenses. Further, our generation assets are managed to require a relatively predictable level of maintenance capital expenditures without compromising operational integrity. We believe that these ongoing efforts should allow us to maintain our focus on being a reliable, low-cost producer of power.

Recent Developments

Termination of Sterlington Toll Contract

On December 23, 2005, we and our wholly-owned subsidiary Dynegy Power Marketing Inc. (“DYPM”) entered into an agreement with Quachita Power LLC (“Quachita”), a joint venture of GE Energy Financial Services and Cogentrix Energy, Inc., to terminate our Sterlington long-term wholesale power tolling contract with Quachita (the “Sterlington Toll Contract”). The Sterlington Toll Contract, which was entered into on June 1, 2000, required DYPM to make certain fixed and variable payments to Quachita and, in return, Quachita committed to produce and deliver to DYPM electricity from its 835-megawatt Sterlington, Louisiana natural gas-fired power generating station. Under the terms of the agreement, which closed on March 7, 2006, we paid Quachita approximately $370 million to eliminate approximately $456 million in capacity payment obligations through 2012 and approximately $295 million in additional capacity payment obligations that would arise if Quachita exercised its option to extend the contract through 2017. We recorded a fourth quarter pre-tax charge of approximately $364 million (approximately $229 million after-tax) associated with this termination.

Recent Acquisition and Sale

On March 31, 2006, we completed the purchase of NRG’s 50% interest in the limited liability company that owns the Rocky Road facility, and NRG completed the purchase of our interest in WCP (Generation) Holdings LLC. We received net proceeds from the transactions of approximately $160 million.

Credit Agreement

On April 19, 2006, we and Dynegy entered into a fourth amended and restated credit agreement (the “Credit Agreement”) with Citicorp USA, Inc. and JPMorgan Chase Bank, N.A, as co-administrative agents and lenders, and the other financial institutions parties thereto as lenders. The Credit Agreement, which provides for a $470 million revolving credit facility (the “Revolving Credit Facility”) and a new $200 million term letter of credit facility (the “Term L/C Facility”), is secured by substantially all of our assets and the assets of certain of our subsidiaries, as subsidiary guarantors, as well as certain of the assets of Dynegy, as parent guarantor. The Credit Agreement replaced our third amended and restated credit agreement entered into on March 6, 2006, which in turn had replaced the former cash-collateralized letter of credit facility with a $400 million revolving credit facility, thereby permitting the return to us of $335 million (plus accrued interest) in cash collateral securing the former letter of credit facility. Letters of credit issued under the former letter of credit facility continued to remain outstanding under the Credit Agreement.

The Revolving Credit Facility matures on April 19, 2009, and the Term L/C Facility matures on January 31, 2012. Borrowings under both the Revolving Credit Facility and Term L/C Facility bear interest at the relevant Eurodollar rate plus a ratings-based margin of 175 basis points or the relevant base rate plus a ratings-based margin of 75 basis points. Letters of credit can be issued under the Revolving Credit Facility at a ratings-based rate of 175 basis points. An unused commitment fee of 50 basis points is payable on the unused portion of the Revolving Credit Facility. The margin payable for borrowing will decrease upon meeting specified improvements in Standard and Poor’s and Moody’s credit ratings for the Credit Agreement.

New Term Loan Facility

On May 26, 2006, we entered into an amendment, dated as of May 26, 2006 (the “Credit Facility Amendment”), to the Credit Agreement, with J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint lead arrangers and joint bookrunners, and the other financial institutions parties thereto. The Credit Facility Amendment amends the Credit Agreement by adding a new $150 million term loan facility (the “Term Loan Facility”) to the Revolving Credit Facility and Term L/C Facility components of the Credit Agreement.

The Term Loan Facility matures on the earlier of January 31, 2012 or the date that is five business days after the consummation of the pending sale of our Rockingham generation facility (as announced on May 22, 2006 and discussed below). If the maturity date has not occurred, the Term Loan Facility is payable in quarterly installments beginning on December 31, 2006. Borrowings under the Term Loan Facility bear interest at the relevant Eurodollar rate plus a ratings-based margin of 175 basis points or the relevant base rate plus a ratings-based margin of 75 basis points. The margin payable for borrowing will decrease upon meeting specified improvements in Standard and Poor’s and Moody’s credit ratings for the Credit Agreement.

The Term Loan Facility was fully drawn by us on May 26, 2006. We used $50 million of the proceeds to make a one-time cash dividend to Dynegy (the “DHI Dividend”), and will use the remainder of the proceeds for working capital and general corporate purposes pending the sale of our Rockingham generation facility. We expect to repay our borrowings under the Term Loan Facility with the net proceeds from the sale of the Rockingham generation facility. See “—Pending Sale of Rockingham Facility.”

Pending Sale of Rockingham Facility

On May 21, 2006, Dynegy and our wholly-owned subsidiary Rockingham Power, LLC entered into an agreement with Duke Energy pursuant to which they agreed to sell the Rockingham generation facility for a cash purchase price of $195 million. We expect the closing of this sale to occur in the fourth quarter of 2006, subject to obtaining certain regulatory approvals and satisfaction of customary closing conditions. We expect to use a portion of the sale proceeds to repay our borrowings under the Term Loan Facility. For fiscal year 2005 and the first quarter of 2006, less than one percent of our revenues were derived from the Rockingham facility.

Convertible Debenture Exchange

On May 16, 2006, Dynegy converted all $225 million of its outstanding 4.75% Convertible Subordinated Debentures due 2023 into shares of its Class A common stock (the “Convertible Debenture Exchange”). In this transaction, Dynegy issued an aggregate of 54,598,369 shares of its Class A common stock and paid the debenture holders an aggregate of $46.3 million in premiums and accrued and unpaid interest using cash on hand.

Debt Refinancing

On April 12, 2006, we completed a tender offer and consent solicitation (the “SPN Tender Offer”) in which we purchased approximately $150 million of our $225 million outstanding Second Priority Senior Secured Floating Rate Notes due 2008 (the “2008 Notes”), substantially all $625 million of our outstanding 9.875% Second Priority Senior Secured Notes due 2010 (the “2010 Notes”) and all $900 million of our outstanding 10.125% Second Priority Senior Secured Notes due 2013 (the “2013 Notes,” and collectively with the 2008 Notes and the 2010 Notes, the “Second Priority Notes”). In the aggregate, we purchased approximately $1,664 million of Second Priority Notes for aggregate consideration, including consent fees and accrued interest, of $1,904 million. We used the net proceeds from the offer and sale of the Outstanding Notes, together with cash on hand, to consummate the SPN Tender Offer.

In connection with the SPN Tender Offer, we amended the indenture under which the Second Priority Notes were issued. The amendments eliminated or modified substantially all of the restrictive covenants, certain events of default and related provisions and released certain liens securing the obligations of ours and the guarantors’ of the Second Priority Notes. The remaining outstanding 2008 Notes and 2010 Notes are each redeemable at our option in accordance with the terms of the indenture governing the Second Priority Notes. On June 15, 2006, in accordance with the applicable provisions of the indenture, we sent notice to the holders of the remaining outstanding 2008 Notes to communicate our intention to call for redemption, on July 15, 2006, any and all remaining outstanding 2008 Notes at the redemption price of $1,030.00 per $1,000 principal amount thereof, plus accrued and unpaid interest to the redemption date (the “2008 Notes Redemption”). Pursuant to the indenture governing the Second Priority Notes, the 2010 Notes are redeemable at our option on or after July 15, 2007 at the redemption price of $1,049.38 per $1,000 principal amount thereof, plus accrued and unpaid interest to the redemption date.

Dynegy Public Offering of Class A Common Stock

On May 26, 2006, Dynegy completed a public offering of its Class A common stock. Pursuant to the underwriting agreement, dated as of May 23, 2006 (the “Underwriting Agreement”), by and between Dynegy and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives of the underwriters (collectively, the “Underwriters”), Dynegy sold an aggregate 40.25 million shares of its Class A common stock, including 5.25 million shares pursuant to the Underwriters’ option under the Underwriting Agreement to purchase up to an additional 5.25 million shares. The net proceeds of the offering to Dynegy, after payment of underwriting discounts and other expenses of the offering, were approximately $178 million. Dynegy used the net proceeds of the offering, together with cash on hand and the DHI Dividend, to pay the redemption price for its Series C convertible preferred stock as discussed below.

Dynegy Redemption of Series C Convertible Preferred Stock

In connection with the closing of the public offering of its Class A common stock, Dynegy consummated, on May 26, 2006, its preferred stock redemption agreement, dated as of May 22, 2006 (the “Redemption Agreement”), with CUSA. Pursuant to the Redemption Agreement, Dynegy purchased from CUSA all 8 million shares of its outstanding Series C convertible preferred stock for a cash purchase price of $400 million (equal to the aggregate liquidation preference of the Series C convertible preferred stock), plus accrued and unpaid dividends totaling approximately $6.3 million. Dynegy used the DHI Dividend, together with the net proceeds of the public offering of its Class A common stock and cash on hand, to consummate the Redemption Agreement.

Our principal executive office is located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, and our telephone number at that office is (713) 507-6400. The Internet website of our parent, Dynegy, is located at www.dynegy.com. The information on, or accessible through, our parent’s website is not a part of, or incorporated by reference in, this prospectus.

Summary of the Exchange Offer

Pursuant to the exchange offer, you are entitled to exchange your Outstanding Notes for Exchange Notes. We summarize the terms of the exchange offer below. You should read the discussion in the section of this prospectus entitled “The Exchange Offer” beginning on page 37 for further information regarding the exchange offer and resales of the Exchange Notes.

Initial Offering of the Outstanding Notes

We issued and sold the Outstanding Notes on April 12, 2006 to the initial purchasers. The initial purchasers subsequently resold the Outstanding Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States pursuant to Regulation S under the Securities Act. We used the net proceeds from the offer and sale of the Outstanding Notes, together with cash on hand, to consummate the SPN Tender Offer.

Registration Rights Agreement; Purpose of the Exchange Offer

In connection with the issuance of the Outstanding Notes, we entered into a registration rights agreement. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to complete a registered exchange offer for the Outstanding Notes or cause to become effective a shelf registration statement covering resales of the Outstanding Notes.

The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Outstanding Notes, except under the limited circumstances described in the registration rights agreement.

The Exchange Offer

We are offering to exchange the Exchange Notes which have been registered under the Securities Act for your Outstanding Notes. In order to be exchanged, Outstanding Notes must be properly tendered and accepted. All Outstanding Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the Exchange Notes promptly following our acceptance for exchange of tendered Outstanding Notes.

Resales of the Exchange Notes

We believe that the Exchange Notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

•	the Exchange Notes are being acquired in the ordinary course of your business;

•	you have no arrangements or understanding with any person to participate in a distribution of Outstanding Notes or any Exchange Notes issued to you in the exchange offer within the meaning of the Securities Act;

•	you are not participating in, and do not intend to participate in, a distribution of the Exchange Notes within the meaning of the Securities Act; and

•	you are not an affiliate of ours within the meaning of the Securities Act.

If any of these conditions are not satisfied and you transfer any Exchange Notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration and prospectus delivery requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued Exchange Notes in the exchange offer for its own account in exchange for Outstanding Notes that were acquired by that broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the Exchange Notes issued to it in the exchange offer.

Expiration Time

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2006, unless we extend the exchange offer in our sole discretion, in which case the term “expiration time” means the latest date and time to which the exchange offer is extended.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that it does not violate applicable law or any applicable interpretation of the staff of the SEC.

Procedures for Tendering Outstanding Notes	If you wish to tender your Outstanding Notes for exchange in the exchange offer, you must transmit to the exchange agent prior to the expiration time either:

•	an original or a facsimile of a properly completed and duly executed letter of transmittal, which accompanies this prospectus, together with your Outstanding Notes and all other documentation required by the letter of transmittal, to the address provided on the cover page of the letter of transmittal; or

•

if the Outstanding Notes you own are held of record by The Depository Trust Company (“DTC”) in book-entry form and you are making delivery by book-entry transfer, a computer-generated “agent’s message” transmitted by means of the Automated Tender Offer Program system (“ATOP”) of DTC in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of a book-entry transfer, DTC will facilitate the exchange of your Outstanding Notes and update your account to reflect the issuance of the Exchange Notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent.

In addition, you must deliver to the exchange agent prior to the expiration time:

•	if you are effecting delivery by book-entry transfer, a timely confirmation of book-entry transfer of your Outstanding Notes into the account of the exchange agent at DTC; or

•	if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners

If you are the beneficial owner of book-entry interests in Outstanding Notes and your name does not appear on a security position listing of DTC as the holder of the book-entry interests, or if you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or Outstanding Notes in the exchange offer, you should contact the person in whose name your book-entry interests or Outstanding Notes are registered promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures

Holders of Outstanding Notes who wish to tender their Outstanding Notes, but (1) the certificates for their Outstanding Notes are not immediately available, (2) who cannot deliver the certificates for their Outstanding Notes, the letter of transmittal and all other documents required by the letter of transmittal to the exchange agent prior to the expiration time or (3) who are unable to complete the procedures for delivery of their Outstanding Notes by book-entry transfer prior to the expiration time, must tender their Outstanding Notes according to the guaranteed delivery procedures described in the section of this prospectus entitled “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw the tender of your Outstanding Notes at any time prior to 5:00 p.m., New York City time, on , 2006.

Acceptance of Outstanding Notes and Delivery of Exchange Notes

We will accept for exchange any and all Outstanding Notes that are properly tendered in the exchange offer, and not withdrawn, prior to the expiration time. The Exchange Notes issued pursuant to the exchange offer will be issued promptly following our acceptance for exchange of tendered Outstanding Notes.

Exchange Agent	Wilmington Trust Company is serving as exchange agent in connection with the exchange offer. See the section of this prospectus entitled “The Exchange Offer—Exchange Agent.”

Use of Proceeds; Fees and Expenses

We will not receive any proceeds from the issuance of the Exchange Notes; we are effecting the exchange offer to satisfy our obligations under the registration rights agreement. We will pay all expenses incident to the exchange offer, other than commissions or concessions of brokers or dealers and transfer taxes under certain circumstances.

Regulatory Requirements	We will conduct the exchange offer in accordance with the federal securities laws and the applicable provisions of any state securities laws.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the Exchange Notes.

Tax Considerations	We believe that the exchange of Exchange Notes for Outstanding Notes will not be a taxable event for U.S. federal income tax purposes.

Summary of the Exchange Notes

The following is a summary of the terms of the Exchange Notes. For a more detailed description of the Exchange Notes, see the section of this prospectus entitled “Description of Notes.”

The form and terms of the Exchange Notes will be substantially identical to the form and terms of the Outstanding Notes, except that the transfer restrictions and registration rights relating to the Outstanding Notes will not apply to the Exchange Notes and the Exchange Notes will not bear legends restricting the transfer thereof. The Exchange Notes will represent the same debt as the Outstanding Notes, and the same indenture (as amended and restated and as supplemented by the supplemental indentures dated as of July 25, 2003 and April 12, 2006, respectively) that governs the Outstanding Notes will govern the Exchange Notes. Unless otherwise required by the context, we use the term “Notes” in this prospectus to refer collectively to the Outstanding Notes and the Exchange Notes.

Issuer	Dynegy Holdings Inc., a Delaware corporation.

Securities	$750,000,000 in aggregate principal amount of 8.375% Senior Unsecured Notes due 2016.

Maturity Date	May 1, 2016.

Optional Redemption	The Exchange Notes are not redeemable at the option of the company prior to maturity.

Interest; Interest Payment Dates

We will pay interest on the Exchange Notes at the rate of 8.375% per annum. The Exchange Notes will bear interest from the initial issuance date of the Outstanding Notes tendered in exchange therefor. Interest on the Exchange Notes will be payable semi-annually in arrears on each May 1 and November 1, commencing on November 1, 2006.

Ranking	The Exchange Notes will be:

•	senior unsecured obligations of the company;

•	equal in ranking (“pari passu”) with all of our existing and future senior indebtedness (including our currently outstanding senior unsecured notes and debentures); and

•	senior in right of payment to all of our existing and future subordinated indebtedness.

Our secured debt and other secured obligations (including our obligations under the Credit Agreement, the Term Loan Facility, our Central Hudson operating lease, and our remaining outstanding Second Priority Notes) will be effectively senior to the Exchange Notes to the extent of the value of the assets securing such debt or other obligations.

None of our subsidiaries will guarantee the Exchange Notes. As a result, all the existing and future liabilities of our subsidiaries, including our Central Hudson operating lease, guarantees under the

Credit Agreement and the Term Loan Facility, guarantees of our remaining outstanding Second Priority Notes and any claims of trade creditors and preferred stockholders, will be effectively senior to the Exchange Notes. Our parent company, Dynegy Inc., also will not guarantee the Exchange Notes, and assets and operations it owns through subsidiaries other than us will not support the Exchange Notes.

Certain Covenants

The indenture that will govern the Exchange Notes contains a covenant that limits our ability to issue, assume or guarantee secured indebtedness. Following the sale of our natural gas liquids business, however, we do not have any properties that meet the definition of “Principal Property” under the indenture that will govern the Exchange Notes. Accordingly, we may issue, assume or guarantee indebtedness that is secured by any of our properties without securing the Exchange Notes equally and ratably with any such indebtedness. See “Description of Notes—Certain Covenants.”

Governing Law	New York.

Trustee	Wilmington Trust Company.

Ratio of Earnings to Fixed Charges

We have computed our ratio of earnings to fixed charges (a) on a historical basis for each of our fiscal years 2001, 2002, 2003, 2004 and 2005 and for the quarterly period ended March 31, 2006 and (b) on a pro forma basis for the year ended December 31, 2005 and for the three months ended March 31, 2006 to give effect to (i) the offer and sale of the Outstanding Notes and the use of the net proceeds therefrom (together with cash on hand) to consummate the SPN Tender Offer, (ii) the Term Loan Facility, (iii) the Term L/C Facility, (iv) the SPN Tender Offer and (v) the 2008 Notes Redemption, as if these transactions had each occurred on January 1, 2005. Our computation of these ratios of earnings to fixed charges is set forth on Exhibit 12.1 to the registration statement of which this prospectus forms a part.

For purposes of computing the ratio of earnings to fixed charges, “Earnings” consist of pre-tax earnings (losses) from continuing operations before adjustment for earnings (losses) from equity investees and fixed charges. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest.

You should read the ratio information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

	Historical					Pro Forma	Historical	Pro Forma
	Years Ended December 31,					Year Ended December 31, 2005	Three Months Ended March 31, 2006	Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	4.04	—	—	—	—	—	1.25	1.70

(a)	For the years ended December 31, 2002, 2003, 2004 and 2005, earnings were insufficient to cover fixed charges by $1,232 million, $632 million, $442 million and $807 million, respectively. For the pro forma year ended December 31, 2005, our earnings were insufficient to cover fixed charges by $938 million.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data

Set forth below is our summary historical and unaudited pro forma condensed consolidated financial data for the periods presented. The summary historical condensed consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the summary historical condensed consolidated balance sheet data as of December 31, 2004 and 2005 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical condensed consolidated balance sheet data as of December 31, 2003 has been derived from our historical consolidated financial statements which are not included, or incorporated by reference, in this prospectus. The following summary historical condensed consolidated financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all material adjustments that, in the opinion of management, are necessary for a fair statement of our financial position and results of operations for the unaudited periods.

The summary unaudited pro forma condensed consolidated income statement data for the year ended December 31, 2005 and for the three months ended March 31, 2006 gives effect to (i) the offer and sale of the Outstanding Notes and the use of the net proceeds therefrom (together with cash on hand) to consummate the SPN Tender Offer, (ii) the Term Loan Facility, (iii) the Term L/C Facility, (iv) the SPN Tender Offer and (v) the 2008 Notes Redemption, as if these transactions had each occurred on January 1, 2005. The summary unaudited pro forma condensed consolidated balance sheet data as of March 31, 2006 gives effect to (i) the offer and sale of the Outstanding Notes and the use of the net proceeds therefrom (together with cash on hand) to consummate the SPN Tender Offer, (ii) the Term Loan Facility, (iii) the Term L/C Facility, (iv) the Revolving Credit Facility, (v) the SPN Tender Offer and (vi) the 2008 Notes Redemption, as if these transactions had each occurred on March 31, 2006.

The summary unaudited pro forma condensed consolidated financial data as of and for the year ended December 31, 2005 and as of and for the three months ended March 31, 2006 are based on certain assumptions and adjustments and does not purport to reflect what our actual results of operations and financial position would have been had such transactions in fact occurred (i) as of January 1, 2005 (in the case of the summary unaudited pro forma condensed consolidated operations data for the year ended December 31, 2005 and the three months ended March 31, 2006) or (ii) as of March 31, 2006 (in the case of the summary unaudited pro forma condensed consolidated balance sheet data as of March 31, 2006), nor are they necessarily indicative of the results of operations that we may achieve in the future.

The summary historical condensed consolidated financial data and unaudited pro forma condensed consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial data set forth below should also be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Data” beginning on page 45. Historical results are not necessarily indicative of results that may be expected for any future period. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 includes a restatement of our consolidated balance sheet and our consolidated statement of stockholder’s equity as of December 31, 2004 and periods prior to 2004. This restatement is reflected in all periods presented in this prospectus.

	Year Ended December 31,			Pro Forma Year Ended December 31, 2005	Three Months Ended March 31,		Pro Forma Three Months Ended March 31, 2006
	2003	2004	2005		2005	2006
				(unaudited)	(unaudited)		(unaudited)
	(in millions)
Statement of Operations Data:
Revenues	$1,526	$1,649	$1,989	$1,989	$448	$520	$520
Depreciation and amortization expense	(249)	(224)	(209)	(209)	(53)	(57)	(57)
Impairment and other charges	(4)	(24)	(40)	(40)	1	(2)	(2)
General and administrative expenses	(262)	(285)	(365)	(365)	(191)	(51)	(51)
Operating income (loss)	(430)	(236)	(562)	(562)	(112)	88	88
Debt conversion expense	—	—	—	(232)	—	—	—
Interest expense	(332)	(332)	(320)	(219)	(75)	(78)	(53)
Income tax benefit (expense)	241	180	288	331	59	(10)	(19)
Income (loss) from continuing operations	(364)	(267)	(584)	(672)	(125)	17	33

	Year Ended December 31,			Three Months Ended March 31, 2006	Pro Forma Three Months Ended March 31, 2006
	2003	2004	2005
				(unaudited)	(unaudited)
	(in millions)
Balance Sheet Data (at period end):
Cash and cash equivalents	$328	$245	$1,301	$1,315	217
Total current assets	2,460	2,192	3,338	2,272	1,174
Total current liabilities	1,982	1,773	2,123	882	845
Property, plant and equipment, net	6,302	6,130	4,979	5,022	5,022
Total assets	10,264	10,129	9,611	8,259	7,350
Long-term debt (excluding current portion)	3,664	4,107	3,287	3,275	2,633
Notes payable and current portion of long-term debt	150	34	29	28	28
Subordinated note to affiliate	—	—	120	—	—
Total stockholder’s equity	3,241	3,085	3,329	3,352	3,207

RISK FACTORS

Before you decide to participate in the exchange offer, you should carefully consider the following risks. In addition, you should also read the other information contained in this prospectus and the disclosures contained in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, you may lose all or part of your investment in the Notes.

Risks Related to the Exchange Offer

Because there is no public market for the Exchange Notes, you may not be able to sell your Exchange Notes.

The Exchange Notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the development of a trading market for the Exchange Notes;

•	the liquidity of any trading market for the Exchange Notes that may develop;

•	the ability of holders to sell their Exchange Notes; or

•	the price at which holders would be able to sell their Exchange Notes.

Following the exchange offer, we will have no obligation to create a trading market for the Exchange Notes. In addition, we do not intend to list the Exchange Notes on any securities exchange or to arrange for them to be quoted on any quotation system.

If a trading market were to develop for the Exchange Notes, the Exchange Notes might trade at higher or lower prices than their principal amount depending on a number of factors, including prevailing interest rates, the market for similar securities, our financial performance and prospects, the financial performance and prospects of other companies in our industry, the interest in maintaining a market in the Exchange Notes on the part of securities firms and other factors.

In addition, any holder of Outstanding Notes who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes unless an exemption from such requirements is available. For a description of these requirements, see the section of this prospectus entitled the “The Exchange Offer—Resale of the Exchange Notes.”

Your Outstanding Notes will not be accepted for exchange if you fail to follow the exchange offer procedures. If your Outstanding Notes are not accepted for exchange, your Notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your Notes.

We will not accept your Outstanding Notes for exchange if you do not follow the exchange offer procedures. We will issue Exchange Notes as part of the exchange offer only after timely receipt of your Outstanding Notes, a properly completed and duly executed letter of transmittal or agent’s message and all other required documents, or if you comply with the guaranteed delivery procedures for tendering your Outstanding Notes. Therefore, if you want to tender your Outstanding Notes in the exchange offer, please allow sufficient time to ensure timely delivery.

If the exchange agent does not receive your Outstanding Notes, letter of transmittal or agent’s message and all other required documents prior to the expiration time of the exchange offer, or if you do not otherwise comply with the guaranteed delivery procedures for tendering your Outstanding Notes, we will not accept your Outstanding Notes for exchange. In addition, if there are defects or irregularities with respect to your tender of Outstanding Notes, we will not accept your Outstanding Notes for exchange unless we decide in our sole discretion to waive such defects or irregularities. We are under no duty to give notification of defects or irregularities with respect to tenders of Outstanding Notes for exchange.

If your Outstanding Notes are not tendered or are not accepted for exchange, they will continue to be subject to the existing transfer restrictions applicable to the Outstanding Notes and may be transferred only if registered under the Securities Act or if an exemption from the registration requirements of the Securities Act is available. As a result, you may not be able to sell your untendered or unaccepted Outstanding Notes. Please see the risk factor immediately below for a discussion of certain risks with respect to the trading market for, and market value of, untendered or unaccepted Outstanding Notes following the exchange offer.

If you do not exchange your Outstanding Notes, your Outstanding Notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your Notes. In addition, the market value of your Outstanding Notes may be lower than their market value prior to the exchange offer and lower than the market value of the Exchange Notes issued pursuant to the exchange offer.

We have not registered the Outstanding Notes under the Securities Act, nor do we intend to do so following the exchange offer. Outstanding Notes that are not tendered, or are tendered but not accepted, will therefore continue to be subject to the existing transfer restrictions and may be transferred only if registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. If you do not exchange your Outstanding Notes, you will lose your right to have your Notes registered under the Securities Act, as we will have no obligation after the completion of the exchange offer to provide for the registration under the Securities Act of unexchanged Outstanding Notes except under the limited circumstances described in the registration rights agreement.

As a result, if you hold Outstanding Notes after the exchange offer, you may not be able to sell your Outstanding Notes. In addition, to the extent that Outstanding Notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for the Outstanding Notes that remain outstanding may be significantly more limited than any trading market that existed prior to the Exchange Offer, which may adversely affect the liquidity of the Outstanding Notes not tendered or not accepted for exchange. Following the exchange offer, there can be no assurance as to:

•	the existence or development of a trading market for untendered or unaccepted Outstanding Notes;

•	the liquidity of any trading market that may exist or be developed for untendered or unaccepted Outstanding Notes;

•	the ability of holders to sell their untendered or unaccepted Outstanding Notes; or

•	the price at which holders would be able to sell their untendered or unaccepted Outstanding Notes.

Following the exchange offer, we will have no obligation to create a trading market for untendered or unaccepted Outstanding Notes. If a trading market were to develop for untendered or unaccepted Outstanding Notes, such Outstanding Notes might trade at higher or lower prices than their principal amount depending on a number of factors, including prevailing interest rates, the market for similar securities, the number of holders of Outstanding Notes remaining after completion of the exchange offer, our financial performance and prospects, the financial performance and prospects of other companies in our industry, the interest in maintaining a market in such Outstanding Notes on the part of securities firms and other factors.

Moreover, an issue of securities with a smaller outstanding market value available for trading, or “float,” may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market value for Outstanding Notes that are not exchanged in the exchange offer may be adversely affected to the extent that the amount of Outstanding Notes exchanged pursuant to the exchange offer reduces the float. Such reduced float also may tend to make the trading price, if any, of the Outstanding Notes that are not exchanged more volatile.

Risks Related to the Notes

We have significant debt that could negatively impact our business.

We have and will continue to have a significant amount of debt outstanding. As of March 31, 2006, on a pro forma basis, after giving effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Data,” we would have had total consolidated debt (excluding our Central Hudson operating lease indebtedness of $804 million) of approximately $2.7 billion, which consisted of the Notes and other debt, including other secured and unsecured facilities and a note payable to an affiliate. Our significant level of debt could:

•	make it difficult to satisfy our financial obligations, including debt service requirements;

•	limit our ability to obtain additional financing to operate our business;

•	limit our financial flexibility in planning for and reacting to business and industry changes;

•	impact the evaluation of our creditworthiness by counterparties to commercial agreements and affect the level of collateral we are required to post under such agreements;

•	place us at a competitive disadvantage compared to less leveraged companies;

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates and volatility in commodity prices; and

•	require us to dedicate a substantial portion of our cash flows to payments on our debt, thereby reducing the availability of our cash flow for other purposes including our operations, capital expenditures and future business opportunities.

Although we recently completed a series of liability management transactions, we remain highly leveraged. Furthermore, we may incur additional indebtedness in the future. In addition, to pay Dynegy the DHI Dividend and to provide us with additional cash for working capital and general corporate purposes pending the sale of our Rockingham generation facility, we borrowed $150 million under the Term Loan Facility (see “Summary—Recent Developments—New Term Loan Facility”). If new debt is added to our current debt levels and those of our subsidiaries, the related risks that we and they face could increase significantly.

We expect that our non-investment grade status will continue to adversely affect our financial condition, results of operations and cash flows.

Our credit ratings are currently below investment grade and could be downgraded in the future. Our current non-investment grade ratings increase our borrowing costs, both by increasing the actual interest rates we are required to pay under any existing indebtedness and any debt in the capital markets that we are able to issue. Our credit ratings also require us to either prepay or post significant amounts of collateral in the form of cash and letters of credit to support our business.

Additionally, our non-investment grade status limits our ability to refinance our debt obligations and to access the capital markets. Should our ratings continue at their current levels, or should our ratings be further downgraded, we would expect these negative effects to continue and, in the case of a downgrade, become more pronounced.

The terms of our debt may severely limit our ability to plan for or respond to changes in our businesses.

The Credit Agreement (including the Term L/C Facility) has, and any additional long-term debt we may enter into in the future may have, terms that restrict our ability to take specific actions in planning for and responding to changes in our business without the consent of the lenders, even if such actions may be in our best interest. Although following the recent consummation of the SPN Tender Offer our Second Priority Notes are not subject to restrictive covenants, certain of our assets are still pledged to secure our obligations under the Second Priority Notes that remain outstanding. The Credit Agreement also requires us to meet specific financial tests to issue debt and make restricted payments, among other things. Our ability to comply with the covenants in our financing agreements, as they currently exist or as they may be amended, may be affected by many events beyond our control, and our future operating results may not allow us to comply with the covenants, or in the event of a default, to remedy that default. Our failure to comply with those financial covenants or to comply with the other restrictions in our financing agreements could result in a default, requiring such financing agreements (and by reason of cross-default or cross-acceleration provisions, our other indebtedness) to become immediately due and payable. If those holders accelerate the payment of such indebtedness, we can give no assurances that we could pay or refinance that indebtedness immediately and continue to operate our business. If we are unable to repay those amounts or to otherwise cure the default, the holders of our debt could proceed against the collateral granted to them to secure that indebtedness. The Notes contain cross-acceleration provisions, but these provisions only apply with respect to debt having an aggregate principal amount outstanding in excess of 5% of our net tangible assets.

Following the sale of our natural gas liquids business, we do not have any properties that meet the definition of “Principal Property” under the indenture governing the Notes. Accordingly, we will be able to pledge any of our assets to secure other obligations without securing the Notes.

The indenture governing the Notes contains a covenant that limits our, and any of our Principal Subsidiary’s (as defined in the indenture), ability to issue, assume or guarantee indebtedness secured by our or any of our Principal Subsidiary’s “Principal Property.” However, following the sale of our natural gas liquids business, we do not have any properties that meet the definition of Principal Property. Under the indenture, “Principal Property” means any natural gas, natural gas liquids or crude oil pipeline, distribution system, gathering system, storage facility or processing plant, except any such property that in the opinion of our board of directors is not of material importance to the business conducted by us and our consolidated Subsidiaries taken as a whole. Following the sale of our natural gas liquids business, we do not own any such pipelines, systems, facilities or plants. Accordingly, we and any Principal Subsidiary will be able to issue, assume or guarantee indebtedness that is secured by any of our properties or assets without securing the Notes equally and ratably with any such indebtedness.

If we fail to meet our payment or other obligations under the Credit Agreement or other secured debt, the lenders under the Credit Agreement or such other secured debt could foreclose on, and acquire control of, substantially all of our assets.

In connection with our incurrence of indebtedness under the Credit Agreement, the lenders under the Credit Agreement received a pledge of all of our equity interests and those of our parent Dynegy’s significant domestic subsidiaries, including us. Likewise, the Term L/C Facility and Term Loan Facility are each secured by a pledge of all our equity interests and those of Dynegy’s significant domestic subsidiaries, including us. Moreover, our remaining Second Priority Notes are also secured by a significant portion of our assets and by a significant portion of certain of our subsidiaries’ assets, as subsidiary guarantors.

As a result of these pledges and liens, if we fail to meet our payment or other obligations under the Credit Agreement, the Term L/C Facility, the Term Loan Facility or the Second Priority Notes, the lenders under the Credit Agreement, the Term L/C Facility or the Term Loan Facility or the holders of our Second Priority Notes, as the case may be, would be entitled to foreclose on substantially all of our assets and liquidate these assets.

Likewise, we may incur additional indebtedness that is secured by similar pledges and liens and, in the event we fail to meet our payment or other obligations under such indebtedness, the holders of such indebtedness would be entitled to foreclose on substantially all of our assets and liquidate these assets.

Under those circumstances, we may not have sufficient funds to pay principal and interest on the Notes. As a result, the holders of the Notes may lose a portion of, or the entire value of, their investment in the Notes.

The Notes are effectively subordinated to the Credit Agreement, our other secured debt and any secured debt we may incur in the future, and structurally subordinated to any liabilities of our subsidiaries.

The Notes are not secured by any of our assets or those of our subsidiaries. As a result, the Notes are effectively subordinated to the Credit Agreement and the remaining Second Priority Notes. Likewise, the Notes are effectively subordinated to any borrowings we make under the Term L/C Facility and our borrowings under the Term Loan Facility as well as any secured debt that we may incur in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the pledged assets in order to receive full payment of their debt before the assets may be used to pay the holders of the Notes. In addition, the Notes will be structurally subordinated to any existing and future liabilities of our subsidiaries, including their guarantees of the Credit Agreement and the remaining Second Priority Notes. In addition to these guarantees, as of March 31, 2006, our subsidiaries had in the aggregate approximately $804 million of indebtedness, consisting entirely of our Central Hudson operating lease.

We conduct a substantial portion of our operations through our subsidiaries and may be limited in our ability to access funds from these subsidiaries to service our debt, including the Notes.

We conduct a substantial portion of our operations through our subsidiaries and depend to a large degree upon dividends and other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations, including the Notes. Our subsidiaries do not have any obligation to pay amounts due on the Notes or to make funds available to us for these payments. In addition, the ability of our subsidiaries to pay dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws, potentially adverse tax consequences and agreements of our subsidiaries. If we are unable to access the cash flow of our subsidiaries, we may have difficulty meeting our debt obligations.

The indenture under which the Notes are being issued does not contain any protection for holders of the Notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

Our growth strategy may include acquisitions, combinations or other similar transactions. The indenture under which the Notes will be issued will not protect holders of the Notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture does not limit the amount of debt securities, debentures, notes or other types of indebtedness that we or any of our subsidiaries may issue nor does the indenture restrict transactions between us and our affiliates or the payment of dividends or other distributions by us to our shareholders. In addition, the indenture and the Notes do not contain any covenants or other provisions that are intended to afford holders of the Notes protection in the event of a highly leveraged transaction involving us. Moreover, the indenture and the Notes do not contain “change-of-control” repurchase rights.

Risks Related to Our Business

Future changes in commodity prices may materially adversely impact our financial condition, results of operations and cash flows.

The price we can obtain for the sale of power may not rise at the same rate, or may not rise at all, to match a rise in fuel costs. Our profitability depends in large part on the difference between the price of power and the price of fuel used to generate power, or “spark spread.” Prices for both electricity and fuel have been very volatile in the past year and the prices for electricity, coal, natural gas and fuel oil are significantly higher than they were two years ago. Changes in market prices for natural gas, coal and fuel oil may result from many factors, including the following:

•	weather conditions, including deviations from average temperatures and major weather events, such as hurricanes;

•	seasonality;

•	demand for energy commodities and general economic conditions, including the demand for fuel;

•	disruption of electricity, gas or coal transmission or transportation, storage, infrastructure or other constraints or inefficiencies;

•	the addition of new generating capacity or the retirement of existing generating capacity, or the temporary unavailability of generating capacity for maintenance and other reasons;

•	availability of competitively priced alternative energy sources;

•	availability and levels of storage and inventory for fuel stocks;

•	natural gas, crude oil, refined products and coal production levels;

•	the creditworthiness or bankruptcy or other financial distress of market participants;

•	changes in market liquidity;

•	natural disasters, wars, embargoes, acts of terrorism and other catastrophic events; and

•	federal, state and foreign governmental regulation and legislation including regulatory-imposed price caps.

Adverse changes in market prices for fuel, and a resulting negative impact on market prices for power, could materially adversely impact our financial condition, results of operations and cash flows.

Because our power generation facilities operate mostly without long-term power sales agreements and because wholesale power prices are subject to significant volatility, our revenues and profitability are subject to significant fluctuations.

Most of our facilities operate as “merchant” facilities without long-term sales agreements. Without long-term power agreements, we cannot be sure that we will be able to sell any or all of the electric energy, capacity or ancillary services from our facilities at commercially attractive rates or that our facilities will be able to operate profitably. This could lead to decreased financial results as well as future impairments of our property, plant and equipment or to the retirement of certain of our facilities resulting in economic losses and liabilities.

Because we largely sell electric energy, capacity and ancillary services into the wholesale energy spot market or into other power markets on a short-term basis, we are not guaranteed any rate of return on our capital investments. Rather, our financial condition, results of operations and cash flows are likely to depend, in large part, upon prevailing market prices for power and the fuel to generate such power. Wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

Given the volatility of power commodity prices, to the extent we do not secure long-term sales agreements for the output of our power generation facilities, our revenues and profitability will be subject to increased volatility, and our financial condition, results of operations and cash flows could be materially adversely affected.

Because we generally do not hedge our long-term exposure to commodity price risks, we are vulnerable to decreases in power prices and increases in the price of natural gas, coal and fuel oil. To the extent we do engage in hedging activities, our models representing the market may be inaccurate.

We generally do not hedge our long-term exposure to commodity price risks. To the extent we are unable to mitigate our exposure to a diminishing spark spread, our financial condition, results of operations and cash flows may be materially adversely affected. In those instances where we do implement a hedging strategy, our internal models may not accurately represent the markets in which we participate, potentially causing us to make less favorable decisions.

Unauthorized hedging and related activities by our employees could result in significant losses.

Although we are exiting the CRM business and have adopted a strategy of entering into only limited hedges of our generation output, we continue to enter into some primarily short-term hedging and other risk management transactions relating to our physical production. We have adopted various internal policies and procedures designed to monitor these activities and positions to ensure that we maintain an overall position that is substantially balanced between our physical assets as compared to our purchase and sales commitments. These policies and procedures are designed, in part, to prevent unauthorized purchases or sales of products by our employees. We cannot assure, however, that these steps will detect and prevent all violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.

We are exposed to the risk of fuel and fuel transportation cost increases and interruptions in fuel supplies because some of our facilities do not have long-term coal, natural gas, or liquid fuel supply agreements.

Many of our power generation facilities purchase their fuel requirements under short-term contracts or on the spot market. Although we attempt to purchase fuel based on our known fuel requirements, we still face the risks of supply interruptions and fuel price volatility as fuel deliveries may not exactly match that required for energy sales, due in part to our need to pre-purchase fuel inventories for reliability and dispatch requirements.

Operation of many of our coal-fired generation facilities is highly dependent on our ability to procure coal. Power generators in the Midwest and the Northeast have experienced significant pressures on available coal supplies that are either transportation or supply related. While we believe our physical inventories and contractual commitments provide us with a stable coal supply, we are subject to physical delivery risks outside of our control. If we are unable to procure fuel for physical delivery at prices we consider favorable, our financial condition, results of operations and cash flows could be materially adversely affected.

We incur losses and cash outflows in connection with our physical tolling agreement and financial electricity swap contract with our affiliate Independence.

As part of our CRM segment, we are party to a power tolling contract, a gas supply agreement and a financial electricity swap contract with Independence pursuant to which we make fixed payments of approximately $75 million per annum to Independence in return for the ability to purchase fuel for the Independence facility and take title to the power generated from up to 645 MW of its capacity. Those fixed payments also provide us the ability to call on the economics of the Independence facility through the financial electricity swap for approximately 375 MWs of its capacity. The income we receive in connection with dispatching the facility, both physically and financially, is lower than the payments we make to Independence pursuant to the agreements. As a result, we may incur losses that could materially adversely affect our financial condition, results of operations and cash flows.

Availability and cost of emission credits could materially impact our costs of operations.

In the ordinary course of operating our power generation facilities, we maintain, either by allocation or purchase, sufficient emission credits to support our operations. We use these credits to comply with emission caps imposed by various environmental laws under which we must operate. As individual credits are used, costs are recognized as operating expense. If we are unable to purchase sufficient emission credits to match our operational needs, we may have to curtail our operations such that we do not exceed our permitted emission caps. If such credits are available for purchase, but only at significantly higher prices, the purchase of such credits could materially increase our costs of operations in the affected markets.

Competition in wholesale power markets, together with an oversupply of power generation capacity, may have a material adverse effect on our financial condition, results of operations and cash flows.

We have numerous competitors and additional competitors may enter the industry. Our power generation business competes with other non-utility generators, as well as regulated utilities, unregulated subsidiaries of regulated utilities and other energy service companies in the sale of energy, as well as in the procurement of fuel, transmission services and transportation services. Aggregate demand for power may be met by generation capacity based on several competing technologies, such as gas-fired, coal-fired or nuclear generation, as well as power generation facilities fueled by alternative or renewable energy sources, including hydroelectric power, synthetic fuels, solar, wind, wood, geothermal, waste heat and solid waste sources. Regulatory initiatives designed to enhance renewable generation could increase competition from these types of facilities.

Although demand for electric capacity and energy generally has been increasing throughout the United States, a buildup of new electric generation facilities in recent years has resulted in an overabundance of power generation capacity in the regional markets we serve.

We also compete against other energy merchants on the basis of our relative operating skills, financial position and access to credit sources. Energy customers, wholesale energy suppliers and transporters often seek financial guarantees, credit support such as letters of credit, and other assurances that their energy contracts will be satisfied. Companies with which we compete may have greater resources in these areas. In addition, many of our current facilities are relatively old. Newer plants owned by competitors are often more efficient than some of our plants, which may put some of our plants at a competitive disadvantage. Over time, some of our plants may become obsolete in their markets, or be unable to compete, because of the construction of new, more efficient plants.

Other factors may contribute to increased competition in wholesale power markets. New forms of capital and competitors have entered the industry in the last several years, including financial investors who perceive that asset values are at levels below their true replacement value. A number of generation facilities in the United States are now in the hands of lenders and investment companies. Furthermore, there have been several important mergers and asset reallocations in the industry, which could create powerful new competitors. Under any scenario, we anticipate that we will continue to face competition from numerous companies in the industry some of which have superior capital structures. Many companies in the regulated utility industry, with which the wholesale power industry is closely linked, are also restructuring or reviewing their strategies. Several of those companies are discontinuing their unregulated activities, seeking to divest their unregulated subsidiaries or attempting to have their regulated subsidiaries acquire assets out of their or other companies’ unregulated subsidiaries. This may lead to increased competition between the regulated utilities and the unregulated power producers within certain markets. The future of the wholesale power generation industry is unpredictable, but may include restructuring and consolidation within the industry, the sale, bankruptcy or liquidation of certain competitors, the re-regulation of certain markets or a long-term reduction in new investment into the industry. To the extent that competition increases, our financial condition, results of operations and cash flows may be materially adversely affected.

We anticipate that FERC will continue its efforts to facilitate the competitive energy marketplace throughout the country on several fronts but particularly by encouraging utilities to voluntarily participate in RTOs and ISOs, while state regulators will pursue their own initiatives. FERC is also reviewing ways in which it can encourage investment in transmission facilities and reform the rules and regulations governing access to the transmission grid, all of which could increase the number of competitors serving a given market. FERC’s regulation of wholesale markets, including changes in the manner in which transmission rates are calculated, also could affect our competitive posture. These regulatory initiatives may include significant revisions to existing regulation of the electric utility industry or selected products and services in some markets. Industry deregulation and privatization may not only continue to facilitate the current trend toward consolidation in the utility industry but also may encourage disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, our industry may be restructured with new kinds of specialized companies competing with us. We may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives to increase competition. We are not able to predict future changes in regulation or the effect of any such changes on the general electricity market or our financial condition, results of operations and cash flows.

If we fail to implement our business strategy, our financial condition, results of operations and cash flows could be materially adversely affected.

Our future financial condition, results of operations and cash flows will depend in large part upon our ability to successfully implement our business strategy. Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions and energy price volatility in either electricity or fuel markets. As a result, we cannot be sure that we will be able to successfully implement our business strategy. In particular, we cannot be sure that we will be able to identify and pursue growth opportunities. Our ability to achieve our growth objectives and to effectively manage our growth will depend on a number of factors, including:

•	our liquidity, including any collateral posting requirements to which we are subject, and our ability to attract capital and financing on acceptable terms;

•	our ability to identify and pursue appropriate opportunities for growth; and

•	our ability to integrate any new businesses into our operations and take advantage of potential synergies.

Any failure to successfully implement our business strategy could materially adversely affect our financial condition, results of operations and cash flows. We may, in addition, decide to alter or discontinue certain aspects of our business strategy from time to time due to our success or failure in the marketplace.

Our growth strategy may include acquisitions or combinations that could fail or present unanticipated problems for our business in the future, which could adversely affect our ability to realize anticipated benefits of those transactions.

Our growth strategy may include acquiring or combining with other businesses. We may not be able to identify suitable acquisition or combination opportunities or finance and complete any particular acquisition or combination successfully. Furthermore, acquisitions and combinations involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	the need to integrate acquired or combined operations;

•	potential loss of key employees;

•	difficulty in evaluating the power assets, operating costs, infrastructure requirements, environmental and other liabilities, and other factors beyond our control;

•	potential lack of operating experience in new geographic/power markets;

•	an increase in our expenses and working capital requirements; and

•	the possibility that we may be required incur additional debt to finance any such transactions.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows or realize synergies or other anticipated benefits from a strategic transaction.

Furthermore, while we intend to pursue strategic transactions, the market for transactions is highly competitive, which may adversely affect our ability to find transactions that fit our strategic objectives. In pursuing our strategy, consistent with industry practice, we routinely engage in discussions with industry participants regarding potential transactions, large and small. We are currently engaged in discussions, although no definitive agreements have been reached. We intend to continue to engage in strategic discussions and we will need to respond to potential opportunities quickly and decisively. As a result, strategic transactions may occur at anytime and may be significant in size relative to our assets and operations.

The regional concentration of our business in the Midwest may increase the effects of adverse trends in that market.

A substantial portion of our business is located in the Midwest region of the United States. Changes in economic conditions in this market, including changing demographics, or oversupply of or reduced demand for power, could have a material adverse effect on our financial condition, results of operations and cash flows. A substantial portion of our net income is derived from our Baldwin facility. Any disruption of production at that facility could have a material adverse effect on our financial condition, results of operations and cash flows.

Under the terms of our current power purchase agreement with AmerenIP, which expires at the end of 2006, our Midwest coal plants are partially contracted to AmerenIP at a fixed price per megawatt hour. Beyond 2006, our results in the Midwest will be exposed to volatility in market prices, which could cause us to realize losses in a weak power price environment. For the year ended December 31, 2005, approximately 23% of our consolidated revenues were derived from transactions with AmerenIP.

We do not own, control or set the rates for the transmission facilities we use to deliver energy, capacity and ancillary services to our customers. Transmission capacity may not be available to us, the total costs of transmission may exceed our projections or cause us to forego transactions, and changes in the transmission grid could reduce our revenues.

We do not own or control the transmission facilities required to sell the wholesale power from our generation facilities. Furthermore, the rates for such transmission capacity are set by others and the market and thus are subject to changes, some of which could be significant. Transmission may not be available to support our contracted and short-term transactions, or the costs of such transmission may reduce our profits or make certain transactions unprofitable. Furthermore, changes in the transmission infrastructure within or connecting to individual markets could reduce prices in those markets by increasing the amount of generating capacity competing to serve the same markets.

Our results of operations fluctuate on a seasonal and quarterly basis due to weather conditions.

We have historically sold less power and received lower prices for our products, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and impair our financial condition. Weather conditions can affect both the prices we pay for fuel and the prices we receive for capacity, energy and other services, potentially increasing the volatility of our results of operations.

An event of loss and certain other events relating to our Dynegy Northeast Generation facilities could trigger a substantial obligation that would be difficult for us to satisfy.

We acquired our Dynegy Northeast Generation (“DNE”) power generation facilities in January 2001 for $950 million. In May 2001, we entered into an asset-backed sale-leaseback transaction relating to these facilities to provide us with long-term acquisition financing. In this transaction, we sold for approximately $920 million four of six generating units comprising these facilities to Danskammer OL LLC and Roseton OL LLC, and we concurrently agreed to lease them back from these entities. We have no option to purchase the leased facilities at Roseton or Danskammer at the end of their lease terms, which end in 2035 and 2031, respectively. If one or more of the leases were to be terminated prior to the end of its term because of an event of loss, because it becomes illegal for the applicable lessee to comply with the lease, or because a change in law makes the facility economically or technologically obsolete, we would be required to make a termination payment in an amount sufficient to redeem the pass-through trust certificates related to the unit or facility for which the lease is terminated. As of December 31, 2005, the termination payment would be approximately $1 billion for all of our DNE facilities. If a termination of this type were to occur with respect to all of the DNE facilities, it could be difficult for us to raise sufficient funds to make this termination payment and therefore could have a material adverse effect on our financial condition, results of operations and cash flows.

Refurbishment and operation of power generation facilities involve significant risks that cannot always be covered by insurance or contractual protections and could have a material adverse effect on our financial condition, results of operations and cash flows.

We are exposed to risks related to breakdown or failure of equipment and processes, shortages of equipment and supply of material and labor, and operating performance below expected levels of output or efficiency. Older equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep it operating at optimum efficiency. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could result in reduced profitability. In addition, if we make any “major modifications” to our power generation facilities, as defined under the new source review provisions of the federal Clean Air Act, we may be required to install “best available control technology” or to achieve the “lowest achievable emissions rate.” Any such modifications would likely result in substantial additional capital expenditures.

In addition, at some point, older facilities may need to be retired or decommissioned. The costs of decommissioning can be affected by future changes in law and regulations, as well as deviations from the expected physical state of such facilities. Therefore, we cannot be certain that we have adequately predicted, or reserved for, the full costs of any such retirements or decommissionings.

We cannot predict the level of capital expenditures that will be required due to changes in applicable reliability requirements, deteriorating facility conditions and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on our financial condition, results of operations and cash flows. Further, construction, expansion, modification and refurbishment of power generation facilities may interrupt production at our facilities or result in unanticipated cost overruns and may be impacted by factors outside our control, including:

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences; and

•	unforeseen engineering, environmental and geological problems.

Our operations are subject to hazards customary to the power generation industry. We may not have adequate insurance or adequate contractual indemnities to cover all of these hazards.

We are subject to all risks inherent in the power generation industry. These risks include, but are not limited to, equipment breakdowns or malfunctions, explosions, fires, terrorist attacks, product spillage, weather, nature, and inadequate maintenance of rights-of-way, which could result in damage to or destruction of operating assets and other property, or could result in personal injury, loss of life or pollution of the environment, as well as curtailment or suspension of operations at the affected facility. We maintain general public liability, property/ boiler and machinery and business interruption insurance in amounts that we consider to be appropriate for such risks. Such insurance is subject to deductibles and caps that we consider reasonable and not excessive given the current insurance market environment. Costs associated with these insurance coverages have increased significantly during recent periods and may continue to do so in the future. Occurrence of a significant event not fully insured or otherwise indemnified against by a third party, or the failure of a party to meet its indemnification obligations, could materially adversely affect our financial condition, results of operations and cash flows. While we currently maintain levels and types of insurance that we believe to be prudent under current insurance industry market conditions, our potential inability to maintain or secure these levels and types of insurance in the future could have a material adverse effect on our financial condition, results of operations and cash flows if an uninsured loss were to occur. No assurance can be given that we will be able to secure or maintain these levels of insurance in the future at rates we consider commercially reasonable.

Our business is subject to complex government regulation. Changes in these regulations or in their implementation may affect the costs of operating our facilities or our ability to operate our facilities, which may negatively impact our results of operations.

We are subject to extensive federal, state and local laws and regulations governing the generation and sale of energy commodities, as well as the discharge of materials into the environment and otherwise relating to the environment, health and safety protection. Compliance with these laws and regulations requires general and administrative expenses (including legal representation before agencies) and monitoring, capital and operating expenditures, including those related to pollution control equipment, emission fees, remediation obligations and permitting at various operating facilities. Furthermore, these regulations are subject to change at any time, and we cannot predict what changes may occur in the future or how such changes might affect any facet of our business.

FERC has issued a series of rules and proposed rules to implement provisions of the Energy Policy Act of 2005 which affect the electric and natural gas industries. These rules and proposed rules include changes in FERC’s review of mergers in the electricity sector, new provisions governing reliability in the electric sector, increased civil and criminal penalties for violations of relevant statutes and regulations and new regulations defining prohibited behavior and practices. FERC is also reviewing ways in which it can encourage investment in the transmission grid, changes in the rules governing access to that grid, as well as the operations of wholesale markets generally. These changes, combined with the repeal of the Public Utility Holding Company Act of 1935 will create further regulatory uncertainty.

Our costs for compliance with environmental laws are significant, and costs for compliance with new environmental laws could adversely affect our financial condition, results of operations and cash flows.

Our business is subject to extensive and frequently changing environmental regulation by federal, state and local authorities. Such environmental regulation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Existing environmental laws and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. Proposals currently under consideration, such as pending state EPA regulatory proposals to regulate mercury emissions to a degree and on a schedule more stringent than that required by the federal Clean Air Mercury Rule (CAMR) or bills pending in Congress which would limit emissions of carbon dioxide and other so-called “greenhouse gases,” could, if and when adopted or enacted, require us to make substantial additional capital and operating expenditures or to make capital and operating expenditures sooner than otherwise required. If any of these events occur, our business, operations and financial condition could be materially adversely affected.

Many environmental laws require approvals or permits from governmental authorities before construction or modification of a project may commence or before wastes or other materials may be discharged into the environment. The process for obtaining necessary permits can be lengthy and complex and can sometimes result in the establishment of permit conditions that make the project or activity for which the permit was sought either unprofitable or otherwise unattractive. Even where permits are not required, compliance with environmental laws and regulations can require significant capital and operating expenditures. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits when we are constructing, modifying and operating our facilities. Certain of our facilities, including our Baldwin facility, are also required to comply with the terms of consent decrees or other governmental orders. A consent decree relating to violations of the Clear Air Act at our Baldwin facility was approved by the court on May 27, 2005. This consent decree requires us to install, among other things, additional emission controls at our Baldwin, Vermilion and Havana plants. Thus, we expect to incur significant additional costs to comply with these requirements in the future. If we fail to comply with these requirements, we could be subject to civil or criminal liability and fines or could be forced to curtail or cease operations. In addition, we may be required to incur costs to remediate contamination from past releases of hazardous substances or wastes into the environment in connection with currently or previously owned or operated properties and any other properties at which we have generated, stored, disposed, treated or arranged for disposal of hazardous substances. Failure to comply with these statutes, rules and regulations may result in the assessment of administrative, civil and even criminal penalties. Furthermore, the failure to obtain or renew an environmental permit could prevent operation of one or more of our facilities. Existing regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to us or our facilities in a manner that may have a detrimental effect on our business. With the continuing trend toward stricter standards, greater regulation and more extensive permitting requirements, we expect that our capital and operating environmental expenditures will continue to be substantial and may increase in the future. We may not be able to obtain or maintain from time to time all required environmental regulatory permits or other approvals that we need to operate our business. If there is a delay in obtaining any required environmental regulatory approvals or permits or if we fail to obtain and comply with them, the operation of our facilities may be interrupted or become subject to additional costs.

The emission of certain substances is subject to allowance trading programs, which allow the trading of allowances under certain conditions. The costs of buying any necessary allowances could vary and have a material adverse effect on our financial condition, results of operations and cash flows.

Different regional power markets in which we compete or may compete in the future have changing transmission regulatory structures, which could materially adversely affect our performance in these regions.

Our financial condition, results of operations and cash flows are likely to be affected by differences in market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new or maturing RTOs or ISOs and similar market structures, or changes in geographic scope, rules or market operations of existing RTOs or ISOs, may affect our ability to sell, the prices we receive, or the cost to transmit power produced by our generation facilities. Rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs or ISOs will develop or what regions they will cover, we are unable to assess fully the impact that these uncertainties may have on our business.

Acts of terrorism could have a material adverse effect on our financial condition, results of operations and cash flows.

Our generation facilities and the facilities of third parties on which they rely may be targets of terrorist activities, as well as events occurring in response to or in connection with such activities, that could result in full or partial disruption of the ability to generate, transmit or transport electricity or natural gas and/or cause environmental repercussions. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Any such disruptions or environmental repercussions, if not covered by insurance, could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on our financial condition, results of operations and cash flows.

In the wake of the September 11, 2001 terrorist attacks on the United States, the Coast Guard has developed a security guidance document for marine terminals and has issued a security circular that defines appropriate countermeasures for protecting them and explains how the Coast Guard plans to verify that operators have taken appropriate action to implement satisfactory security procedures and plans. Using the guidelines provided by the Coast Guard, we have specifically identified our Havana, Danskammer and Roseton facilities as marine terminals and therefore potential terrorist targets. In compliance with the Coast Guard guidance, we performed vulnerability analyses on such facilities. Future analyses of our security measures may result in additional measures and procedures, which measures or procedures have the potential for increasing our costs of doing business. Regardless of the steps taken to increase security, however, we cannot be assured that these or other of our facilities will not become the subject of a terrorist attack.

Our financial condition, results of operations and cash flows could be adversely impacted by strikes or work stoppages by our unionized employees.

As of December 31, 2005, approximately 66% of the employees at DHI-operated facilities were subject to collective bargaining agreements with various unions that expire in 2007 and 2008. If our union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strife or disruption, we would be responsible for procuring replacement labor or we could experience reduced power generation or outages. Our ability to procure such labor is uncertain. Strikes and work stoppages or our inability to negotiate future collective bargaining agreements on favorable terms could have a material adverse effect on our financial condition, results of operations and cash flows.

We have reported two material weaknesses in our internal control over financial reporting, one of which caused a restatement and both of which, if not remedied, could continue to adversely affect our internal controls and financial reporting.

We are not subject to the disclosure requirements promulgated under Section 404 of the Sarbanes-Oxley Act of 2002 with respect to our internal control over financial reporting until we file our 2007 Form 10-K. Nevertheless, because we comprise a significant part of Dynegy as a consolidated enterprise, our internal control over financial reporting has been reviewed in connection with Dynegy’s efforts to achieve compliance with Section 404 of the Sarbanes-Oxley Act.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, our management concluded that, as of December 31, 2005, we did not maintain effective internal control over our financial reporting due to a material weakness in our processes, procedures and controls related to the preparation, analysis and recording of the income tax provision. Management’s assessment of the effectiveness of Dynegy’s internal control over financial reporting as of December 31, 2005 was audited by PricewaterhouseCoopers LLP, which expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2005. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.

We previously reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 that we did not maintain effective internal control over financial reporting as of December 31, 2004 due to the same material weakness in our processes, procedures and controls related to the preparation, analysis and recording of the income tax provision. During 2005, actions were taken to remediate this material weakness. Despite these efforts, when making management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, we determined that those processes and controls were still not operating effectively. This control deficiency resulted in the restatement of our 2004 and 2003 annual consolidated financial statements, as well as year-end audit adjustments to the 2005 income tax provision. This control deficiency also resulted in the restatement of Dynegy’s consolidated financial statements for the year ended December 31, 2005 as reported in Amendment No. 1 to Dynegy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Further, this control deficiency could result in a misstatement of the income tax provision and related deferred tax accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

As of March 31, 2006, we did not maintain effective controls over the accuracy of our risk management asset and liability balances, which resulted in an adjustment to our condensed consolidated financial statements as of and for the three months ended March 31, 2006 prior to being reported on our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. Further, this control deficiency could result in a misstatement of revenue and the related risk management asset and liability balances that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

We have taken steps to remediate the material weakness related to the preparation, analysis and recording of the income tax provision, and plan to take additional steps during 2006. Moreover, in order to remediate the material weakness related to the calculation and analysis of our risk management asset and liability balances, we plan to implement additional controls around our risk management asset and liability valuation process. Although we believe we will address both of the material weaknesses with the remedial measures we have implemented and plan to implement, the measures we have taken to date and any future measures may not remediate either of the material weaknesses reported and we may not be able to implement and maintain effective internal control over financial reporting in the future. In addition, other deficiencies in our internal controls may be discovered in the future.

Any failure to remediate either or both of these reported material weakness or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could affect the ability of our management to certify that our internal controls are effective when it provides an assessment of our internal control over financial reporting, and could affect the results of our independent registered public accounting firm’s attestation report regarding our management’s assessment. Inferior internal controls and further related restatements could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our access to the capital markets may be limited.

We may require additional capital from outside sources from time to time. The timing of any capital-raising transaction may be impacted by unforeseen events, such as strategic growth opportunities, legal judgments or regulatory requirements, which could require us to pursue additional capital in the near term. Our ability to obtain capital and the costs of such capital are dependent on numerous factors, including:

•	general economic and capital market conditions;

•	covenants in our existing debt and credit agreements;

•	credit availability from banks and other financial institutions;

•	investor confidence in us and the regional wholesale power markets;

•	our financial performance and the financial performance of our subsidiaries;

•	our levels of indebtedness;

•	our requirements for posting collateral under various commercial agreements;

•	our maintenance of acceptable credit ratings;

•	our cash flow;

•	provisions of tax and securities laws that may impact raising capital; and

•	our long-term business prospects.

We may not be successful in obtaining additional capital for these or other reasons. The failure to obtain additional capital from time to time may have a material adverse effect on our financial condition, results of operations and cash flows, and on our ability to execute our business strategy. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

We may not have adequate liquidity to post required amounts of additional collateral.

We use a significant portion of our capital resources, in the form of cash and letters of credit, to satisfy counterparty collateral demands. These counterparty collateral demands reflect our non-investment grade credit ratings and the counterparties’ views of our creditworthiness, as well as changes in commodity prices. If commodity prices change substantially, our liquidity could be severely strained by requirements under our commodity agreements to post additional collateral. In certain cases, our counterparties have elected not to require the posting of collateral to which they are otherwise entitled under certain agreements. However, those counterparties retain the right to request the posting of such collateral. Factors that could trigger increased demands for collateral include additional adverse changes in our industry, negative regulatory or litigation developments, adverse events affecting us, changes in our credit rating or liquidity, and changes in commodity prices for power and fuel. In addition, to the extent we do hedge against volatility in commodity prices, we may be exposed to additional collateral requirements without adequate liquidity to post required amounts of additional collateral. An increase in demands from our counterparties to post letters of credit or cash collateral may have a material adverse effect on our financial condition, results of operations and cash flows.

The ultimate outcome of unresolved legal proceedings and investigations relating to our past activities cannot be predicted. Any adverse determination could have a material adverse effect on our financial condition, results of operations and cash flows.

We are, or have in recent years been, a party to various material litigation matters and regulatory matters arising out of our business operations. These matters include, among other things, certain actions and investigations by the FERC and related regulatory bodies, litigation with respect to alleged actions in the western power and natural gas markets, a number of securities class action lawsuits that were settled in 2005, purported class action suits with respect to alleged violations of the Employment Retirement Income Security Act of 1974 and various other matters. The ultimate outcome of pending matters cannot presently be determined, nor can the liability that could potentially result from a negative outcome in each case reasonably be estimated. Three significant matters are described below:

DNE is involved in litigation or administrative proceedings regarding the State Pollutant Discharge Elimination System (“SPDES”) permits for two of our facilities, Roseton and Danskammer, in New York. In April 2005, the New York State Department of Environmental Conservation (“NYSDEC”) issued to DNE a draft SPDES Permit for the Roseton plant. The draft SPDES Permit contains provisions governing, among other things, the cooling water intake and the discharge of heated effluent water. In mid-2005, three organizations filed petitions for party status seeking to impose a permit requirement that the Roseton plant install a closed cycle cooling system. We believe that the Petitioners’ claims are without merit; however, given the high cost of installing a closed cycle cooling system, an adverse result in this proceeding could have a material adverse effect on our financial condition, results of operations and cash flows.

Danskammer’s SPDES Permit was issued for a five-year term in 1987. Prior to the expiration of the permit, an application to renew the SPDES Permit was filed. In November 2002, several environmental groups filed suit in the Supreme Court of the State of New York seeking, among other things, a declaratory judgment that the

Danskammer SPDES Permit had expired because of alleged deficiencies in the renewal application process. In August 2004, the trial court ruled that the SPDES Permit for our Danskammer facility was void, but stayed the enforcement of the decision pending further review by the Court or by the Appellate Division. In April 2006, the Appellate Division issued its Order reversing the trial court and dismissing the case. The environmental groups may petition the New York Court of Appeals for the leave to appeal the Appellate Division Order. In May 2006, the Deputy Commissioner of NYSDEC issued a decision upholding the Draft SPDES Permit proposed by agency staff, and the final SPDES Permit was issued on June 1, 2006. The final Danskammer SPDES Permit does not require installation of a closed cycle cooling system. The environmental groups may appeal the final SPDES Permit.

We are a party to various suits that claim damages resulting from the alleged manipulation of gas index publications and prices by us and others. In each of these suits, the plaintiffs allege that we and other energy companies engaged in an illegal scheme to inflate natural gas prices by providing false information to gas index publications. All of the complaints rely heavily on the FERC and CFTC investigations into and reports concerning index-reporting manipulation in the energy industry. We cannot predict with certainty whether we will incur any liability in connection with these lawsuits; however, given the nature of the claims and the high costs of recent settlements of similar matters, an unfavorable result in any of these pending matters could materially adversely affect our financial condition, results of operations and cash flows.

Shortly before Enron’s bankruptcy filing in the fourth quarter of 2001, we determined that we had net exposure to Enron Corp. and its affiliates, including certain liquidated damages and other amounts relating to the termination of commercial transactions among the parties, of approximately $84 million. This exposure was calculated by setting off approximately $230 million owed from Dynegy entities to Enron entities against approximately $314 million owed from Enron entities to Dynegy entities. The master netting agreement between Enron and us and the valuation of the commercial transactions covered by the agreement, which valuation is based principally on the parties’ assessment of market prices for such period, remain subject to dispute. In the event that Enron prevails in its position that the master netting agreement is unenforceable, our potential liability to Enron could be approximately $216 million before interest, with as much as $220 million in unsecured Dynegy claims remaining to enforce against the bankruptcy estate. If the setoff rights are modified or disallowed, either by agreement or otherwise, the amount available for our entities to set off against sums that might be due Enron entities could be reduced materially. In fact, we could be required to pay to Enron the full amount that it claims to be owed, while we would be an unsecured creditor of Enron to the extent of our claims. Given the size of the claims at issue, an adverse result could have a material adverse effect on our financial condition, results of operations and cash flows.

Many of our parent Dynegy’s senior officers have been promoted recently and have only worked together as a management team for a short period of time. In addition, a number of Dynegy’s senior officers have limited experience in management positions.

Our parent Dynegy recently made several significant changes to its senior management team. In November 2005, Dynegy named a new Executive Vice President and Chief Financial Officer, who had been serving as Dynegy’s Senior Vice President and Treasurer since May 2004 and previously as its Senior Vice President and Controller from June 2003 to May 2004. In addition, Dynegy named a new General Counsel and Executive Vice President of Administration, who had been serving as its Senior Vice President of Human Resources since August 2004 and previously as its Group General Counsel-Corporate Finance & Securities from June 2003 to August 2004. Dynegy also named a new Executive Vice President, Strategic Planning and Corporate Business Development, who had been serving as Senior Vice President of that same group since July 2003. As a result of these recent changes in senior management, many of Dynegy’s officers have only worked together as a management team for a short period of time. Because Dynegy’s senior management team is responsible for the management of our business and operations, the failure by Dynegy to successfully integrate its senior management team could have an adverse impact on our business, financial condition and results of operations. In addition, some of Dynegy’s officers and management have had limited experience in management positions. Their inexperience could likewise negatively impact our business, financial condition and results of operations.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the Outstanding Notes, we entered into a registration rights agreement, dated as of March 29, 2006, with the initial purchasers of the Outstanding Notes. The registration rights agreement provides that we will take the following actions, at our expense, for the benefit of the holders of the Outstanding Notes:

•	within 90 days after the initial issuance of the Outstanding Notes, file with the SEC the exchange offer registration statement, of which this prospectus is a part, relating to the exchange offer;

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after the date of the initial issuance of the Outstanding Notes;

•	as soon as practicable after the effectiveness of the exchange offer registration statement, offer the Exchange Notes in exchange for surrender of the Outstanding Notes; and

•	keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the notice date of the exchange offer is mailed to the holders of the Outstanding Notes.

We have fulfilled the agreements described in the first three of the preceding bullet points and are offering eligible holders of the Outstanding Notes the opportunity to exchange their Outstanding Notes for Exchange Notes registered under the Securities Act. Holders are eligible to participate in the exchange offer if they are not prohibited by any law or policy of the SEC from participating in the exchange offer and if they make certain representations to us. The Exchange Notes will be substantially identical to the Outstanding Notes, except that the transfer restrictions and registration rights relating to the Outstanding Notes will not apply to the Exchange Notes.

We will be required to file a shelf registration statement covering resales of the Outstanding Notes if:

•	because of any change in law or in applicable interpretations thereof by the staff of the SEC, we are not permitted to effect the exchange offer;

•	for any reason the exchange offer is not consummated within 210 days after the initial issuance of the Outstanding Notes;

•	an initial purchaser of Outstanding Notes shall notify us following consummation of the exchange offer that Outstanding Notes held by it are not eligible to be exchanged for Exchange Notes in the exchange offer; or

•	certain holders are prohibited by law or SEC policy from participating in the exchange offer or may not resell the Exchange Notes acquired by them in the exchange offer to the public without delivering a prospectus.

Following the consummation of the exchange offer, holders of Outstanding Notes who were eligible to participate in the exchange offer, but who did not tender their Outstanding Notes or whose Outstanding Notes were not accepted for exchange, will not have any further registration rights and their Outstanding Notes will continue to be subject to the existing transfer restrictions and may be transferred only if registered under the Securities Act or if an exemption from the registration requirements of the Securities Act is available. For a discussion of certain risks with respect to the trading market for, and market value of, untendered or unaccepted Outstanding Notes, see the section of this prospectus entitled “Risk Factors—Risks Related to the Exchange Offer.”

Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See the section of this prospectus entitled “Plan of Distribution” for further discussion.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Outstanding Notes validly tendered and not withdrawn prior to the expiration time of the exchange offer. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes accepted in the exchange offer. Any holder may tender some or all of its Outstanding Notes pursuant to the exchange offer. However, Outstanding Notes may be tendered only in integral multiples of $1,000.

The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that:

•	the Exchange Notes have been registered under the Securities Act and, thus, will not bear legends restricting the transfer thereof and will not be subject to the transfer restrictions applicable to the Outstanding Notes; and

•	the holders of the Exchange Notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for the payment of additional interest in the event we fail to consummate the exchange offer within 40 days after the exchange offer registration statement is declared effective, all of which rights will terminate when the exchange offer is consummated.

The Exchange Notes will evidence the same debt as the Outstanding Notes and will be entitled to the benefits of the indenture governing the Outstanding Notes.

As of the date of this prospectus, $750,000,000 aggregate principal amount of the Outstanding Notes were outstanding. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

We will be deemed to have accepted validly tendered Outstanding Notes when, as and if we have given oral or written notice thereof to Wilmington Trust Company, as exchange agent. The exchange agent will act as agent for the tendering holders of the Outstanding Notes for the purpose of receiving the Exchange Notes from us.

If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted Outstanding Notes will be returned, without expense, to the tendering holder thereof promptly after the expiration time of the exchange offer.

We will pay all expenses incident to the exchange offer, other than commissions or concessions of brokers or dealers and transfer taxes under certain circumstances. See “—Fees and Expenses” below.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See the section of this prospectus entitled “Plan of Distribution” for further discussion.

Expiration Time; Extensions; Amendments

The term “expiration time” means 5:00 p.m., New York City time, on                     , 2006, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration time” will mean the latest date and time to which the exchange offer is extended. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration time by giving written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a press release. During any extension of the exchange offer, all Outstanding Notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

We reserve the right, in our sole discretion and subject to applicable law, (1) to delay accepting any Outstanding Notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions” have not been satisfied, or (2) to amend the terms of the exchange offer in any manner. If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Outstanding Notes as promptly as practicable and, in any event, in accordance with applicable law.

Interest on the Exchange Notes

The Exchange Notes will bear interest from the initial issuance date of the Outstanding Notes tendered in exchange therefor. Interest on the Exchange Notes will be payable semi-annually in cash in arrears on May 1 and November 1 of each year, commencing on November 1, 2006.

Procedures for Tendering

Only a holder of Outstanding Notes may tender Outstanding Notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or a facsimile thereof, together with the Outstanding Notes and all other required documents, to the exchange agent prior to the expiration time. To be tendered effectively, the Outstanding Notes, the letter of transmittal or an agent’s message and all other required documents must be received by the exchange agent at the address set forth below under “Exchange Agent” prior to the expiration time. Delivery of the Outstanding Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration time.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Outstanding Notes that the participant has received and agrees: (1) to participate in the Automated Tender Offer Program (“ATOP”) system of the Depository Trust Company (“DTC”); and (2) to be bound by the terms of the letter of transmittal. ATOP will allow a holder of the Outstanding Notes to electronically transmit its acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent.

To participate in the exchange offer, each holder will be required to furnish to us a written representation to the effect that:

•	it is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	it has no arrangement or understanding with any person to participate in a distribution of the Outstanding Notes or the Exchange Notes within the meaning of the Securities Act;

•	it is acquiring the Exchange Notes in its ordinary course of business;

•	if such holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it will deliver a prospectus in connection with any resale of such Exchange Notes; and

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes within the meaning of the Securities Act.

The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of Outstanding Notes and the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider an overnight or hand delivery service. In all cases, sufficient time should be allowed to ensure delivery to the exchange agent prior to the expiration time. No letter of transmittal or Outstanding Notes should be sent to us or DTC. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender their Outstanding Notes in the exchange offer should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf.

Any Outstanding Notes which have been tendered, but which are not accepted for exchange, will be returned to the holder thereof, without cost to the holder, promptly after the expiration time.

Signatures on a letter of transmittal or a notice of withdrawal (see “—Withdrawal of Tenders” below), as the case may be, must be guaranteed by a member of a recognized Medallion Signature Guarantee program, unless the Outstanding Notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of a member firm of a recognized Medallion Signature Guarantee program.

If a letter of transmittal is signed by a person other than the registered holder of the Outstanding Notes, the Outstanding Notes must be endorsed or accompanied by a properly completed bond power signed by the registered holder as the registered holder’s name appears on the Outstanding Notes, with the signature thereon guaranteed by a member firm of a recognized Medallion Signature Guarantee program. If the letter of transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of such person’s authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Outstanding Notes at DTC for the purpose of facilitating the exchange offer and, subject to the establishment thereof, any financial institution that is a participant in DTC’s system may make book-entry delivery of Outstanding Notes by causing DTC to transfer the Outstanding Notes into the exchange agent’s account at DTC with respect to the Outstanding Notes in accordance with DTC’s procedures. Although delivery of the Outstanding Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with ATOP, a letter of transmittal, properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration time or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to us or DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes, our acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within the period of time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, we are under no duty and undertake no obligation to do so, and neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of

Outstanding Notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration time.

Guaranteed Delivery Procedures

Holders who wish to tender their Outstanding Notes and (1) the certificates for their Outstanding Notes are not immediately available, (2) who cannot deliver the certificates for their Outstanding Notes, the letter of transmittal and all other required documents to the exchange agent prior to the Expiration Time or (3) who cannot complete the procedures for book-entry transfer of their Outstanding Notes prior to the expiration time, may effect a tender if:

•	the tender is made through a member firm of the Medallion System;

•	prior to the expiration time, the exchange agent receives from a member firm of a recognized Medallion Signature Guarantee program a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the Outstanding Notes (if any) and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three American Stock Exchange trading days after the expiration time, the letter of transmittal or facsimile thereof, together with the certificate(s) representing the Outstanding Notes or a confirmation of book-entry transfer of the Outstanding Notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal, will be deposited by the member firm with the exchange agent; and

•	a properly completed and duly executed letter of transmittal or facsimile thereof, as well as the certificate(s) (if any) representing all tendered Outstanding Notes in proper form for transfer or a confirmation of book-entry transfer of the Outstanding Notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal, are received by the exchange agent within three American Stock Exchange trading days after the expiration time.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of Outstanding Notes may be withdrawn at any time prior to the expiration time.

To withdraw a tender of Outstanding Notes in the exchange offer, a notice of withdrawal must be received by the exchange agent, by facsimile transmission, mail or hand delivery, at its address set forth below prior to the expiration time of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person having deposited the Outstanding Notes to be withdrawn;

•	identify the Outstanding Notes to be withdrawn, including the certificate number(s) and principal amount of the Outstanding Notes, or, in the case of Outstanding Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Outstanding Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the Outstanding Notes into the name of the person withdrawing the tender; and

•	specify the name in which any Outstanding Notes are to be registered, if different from that of the person who tendered the Outstanding Notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration time.

Conditions

Notwithstanding any other terms of the exchange offer, we will not be required to accept for exchange, or issue Exchange Notes for, any Outstanding Notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the Outstanding Notes, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer;

•	any material adverse development has occurred in any existing action or proceeding with respect to us;

•	any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

•	any governmental approval has not been obtained, which approval we, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated by this prospectus.

If we determine in our sole discretion that any of these conditions are not satisfied, we may (1) refuse to accept any Outstanding Notes and return all tendered Outstanding Notes to the tendering holders, (2) extend the exchange offer and retain all Outstanding Notes tendered prior to the expiration time of the exchange offer, subject, however, to the right of holders to withdraw their tendered Outstanding Notes (see “—Withdrawal of Tenders” above) or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered Outstanding Notes which have not been withdrawn.

Exchange Agent

Wilmington Trust Company has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for a notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

For Delivery by Mail/Hand Delivery/Overnight Delivery:

Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, DE 19890-1615

Attn: Alisha Clendaniel

Facsimile Transmission (for eligible institutions only): (302) 636-4139

To Confirm Receipt: (302) 636-6470

Delivery to an address other than the address set forth above will not constitute a valid delivery.

Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have, however, paid the exchange agent reasonable and customary fees for its services, and have and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with the exchange offer.

We will also pay all expenses incident to the exchange offer, other than commissions or concessions of brokers or dealers and transfer taxes under certain circumstances. Such expenses include fees and expenses of the exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Outstanding Notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the Exchange Notes.

Consequences of Failure to Exchange

The Outstanding Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain subject to the existing transfer restrictions. Accordingly, the Outstanding Notes may be resold only:

•	to us upon redemption thereof or otherwise;

•	so long as the Outstanding Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

•	outside the United States to a non-U.S. person in a transaction meeting the requirements of Regulation S under the Securities Act; or

•	pursuant to an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

With respect to resales of Exchange Notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives Exchange Notes, other than a person that is our “affiliate” within the meaning of Rule 405 under the Securities Act, in exchange for Outstanding Notes in the ordinary course of its business and who is not participating, does not intend to participate, and has no arrangements or understanding with any person to participate, in a distribution of the Exchange Notes within the meaning of the Securities Act, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchaser of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act.

However, if any holder acquires Exchange Notes in the exchange offer for the purpose of distributing or participating in a distribution of the Exchange Notes within the meaning of the Securities Act, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from the registration and prospectus delivery requirements under the Securities Act is otherwise available.

If a holder who cannot rely on the SEC staff position expressed in the no-action letters transfers Exchange Notes issued to it in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration and prospectus delivery requirements of the Securities Act, such holder may incur liability under the Securities Act. We will not assume, nor will we indemnify a holder against, any such liability.

Further, each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See the section of this prospectus entitled “Plan of Distribution” for further discussion.

USE OF PROCEEDS

This exchange offer is intended to satisfy some of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes in the exchange offer. In consideration for issuing the Exchange Notes contemplated in this prospectus, we will receive Outstanding Notes in like principal amount, the form and terms of which are the same as the form and terms of the Exchange Notes, except that the Exchange Notes will not contain transfer restrictions or registration rights. Outstanding Notes surrendered in exchange for Exchange Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the Exchange Notes will not result in any change in our outstanding indebtedness.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data for the year ended December 31, 2005 has been derived from our historical consolidated financial statements for the year ended December 31, 2005 included elsewhere in this prospectus. The following unaudited pro forma condensed consolidated financial data as of and for the three months ended March 31, 2006 has been derived from our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2006 included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all material adjustments that, in the opinion of management, are necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 and for the three months ended March 31, 2006 gives effect to (i) the offer and sale of the Outstanding Notes; and (ii) the Term L/C Facility, the Term Loan Facility, the SPN Tender Offer and the 2008 Notes Redemption (the “Concurrent Financing Transactions”), in each case as if each transaction had occurred on January 1, 2005. The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2006 gives effect to (i) the offer and sale of the Outstanding Notes; and (ii) the Concurrent Financing Transactions and the Revolving Credit Facility, in each case as if each transaction had occurred on March 31, 2006.

The unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of what our operating results or financial position would have been if the transactions described above had been consummated on the dates indicated, nor is it necessarily indicative of what our future operating results or financial position will be if all of the transactions described above are consummated.

The following unaudited pro forma condensed consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

DYNEGY HOLDINGS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2005

(in millions)

	Historical	Adjustments for Offering of Outstanding Notes		Adjustments for Concurrent Financing Transactions		Pro Forma
Revenues	$1,989	$—		$—		$1,989
Cost of sales, exclusive of depreciation shown separately below	(1,936)	—		—		(1,936)
Depreciation and amortization expense	(209)	—		—		(209)
Impairment and other charges	(40)	—		—		(40)
Loss on sale of assets, net	(1)	—		—		(1)
General and administrative expenses	(365)	—		—		(365)

Operating loss	(562)	—		—		(562)
Earnings from unconsolidated investments	—	—		—		—
Debt conversion expense	—	—		(232	)(c)	(232)
Interest expense (a)	(320)	(63	)(b)	164	(d)	(219)
Other income and expense, net	10	—		—		10

Loss from continuing operations before income taxes	(872)	(63)		(68)		(1,003)
Income tax benefit	288	21	(e)	22	(e)	331

Loss from continuing operations	$(584)	$(42)		$(46)		$(672)

(a)	Cash paid for interest, net of amount capitalized and excluding payments attributable to interest expense reflected in discontinued operations, was $294 million.
(b)	Amount represents interest expense related to the offering of the Outstanding Notes, using a fixed interest rate of 8.375%.
(c)	Amount consists of (i) $197 million premium paid to holders who tendered their Second Priority Notes in the SPN Tender Offer and the 2008 Notes Redemption, (ii) accelerated amortization of $33 million of previously capitalized Second Priority Notes issuance costs and (iii) $2 million of transaction costs in connection with the SPN Tender Offer and the 2008 Notes Redemption.
(d)	Amount represents a reduction of $174 million of interest expense attributable to the Second Priority Notes, an increase of $4 million of interest expense calculated at a net interest rate spread of approximately 2.0% attributable to the Term L/C Facility (assuming full $200 million of debt outstanding) and an increase of $6 million of interest expense calculated at LIBOR plus 1.75% attributable to the Term Loan Facility. The effect on net income on a one-eighth percent variance in the interest rate on the Term L/C Facility and the Term Loan Facility is immaterial.
(e)	Amounts represent the tax effect of pro forma adjustments using a 33% effective rate; our effective tax rate for the year ended December 31, 2005.

DYNEGY HOLDINGS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the three months ended March 31, 2006

(in millions)

	Historical	Adjustments for Offering of Outstanding Notes		Adjustments for Concurrent Financing Transactions		Pro Forma
Revenues	$520	$—		$—		$520
Cost of sales, exclusive of depreciation shown separately below	(322)	—		—		(322)
Depreciation and amortization expense	(57)	—		—		(57)
Impairment and other charges	(2)	—		—		(2)
General and administrative expenses	(51)	—		—		(51)

Operating income	88	—		—		88
Earnings from unconsolidated investments	2	—		—		2
Interest expense	(78)	(16	)(a)	41	(b)	(53)
Other income and expense, net	15	—		—		15

Income from continuing operations before income taxes	27	(16)		41		52
Income tax benefit (expense)	(10)	6	(c)	(15	)(c)	(19)

Income (loss) from continuing operations	$17	$(10)		$26		$33

(a)	Amount represents interest expense related to the offering of the Outstanding Notes, using a fixed interest rate of 8.375%.
(b)	Amount represents a reduction of $44 million of interest expense attributable to the Second Priority Notes, an increase of $1 million of interest expense calculated at a net interest rate spread of approximately 2.0% attributable to the Term L/C Facility (assuming full $200 million of debt outstanding) and an increase of $2 million of interest expense calculated at LIBOR plus 1.75% attributable to the Term Loan Facility. The effect on net income of a one-eighth percent variance in the interest rate on the Term L/C Facility and the Term Loan Facility is immaterial.
(c)	Amounts represent the tax effect of pro forma adjustments using an effective rate of 37%; our effective tax rate for the three months ended March 31, 2006.

DYNEGY HOLDINGS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 31, 2006

(in millions)

	Historical	Adjustments for Offering of Outstanding Notes		Adjustments for Concurrent Financing Transactions and Revolving Credit Facility		Pro Forma
Assets

Current assets:
Cash and cash equivalents	$1,315	$734	(a)	$(1,832	)(d)	$217
Restricted cash	—	—		—		—
Accounts receivable, net of allowance for doubtful accounts	317	—		—		317
Accounts receivable, affiliates	38	—		—		38
Inventory	202	—		—		202
Assets from risk-management activities	293	—		—		293
Deferred income taxes	24	—		—		24
Prepayments and other current assets	83	—		—		83

Total current assets	2,272	734		(1,832)		1,174
Property, plant and equipment	6,255	—		—		6,255
Accumulated depreciation	(1,233)	—		—		(1,233)

Property, plant and equipment, net	5,022	—		—		5,022

Other assets:
Unconsolidated investments	4	—		—		4
Restricted investments		—		—
Restricted cash	—	—		200	(e)	200
Assets from risk-management activities	117	—		—		117
Intangible assets	673	—		—		673
Deferred income taxes	1	—		—		1
Other long-term assets	170	16	(b)	(27	)(f)	159

Total assets	$8,259	$750		$(1,659)		$7,350

Liabilities and stockholder’s equity

Current liabilities:
Accounts payable	$233	$—		$—		$233
Accounts payable, affiliates	1	—		—		1
Accrued interest	76	—		(37	)(g)	39
Accrued liabilities and other current liabilities	225	—		—		225
Liabilities from risk-management activities	319	—		—		319
Notes payable and current portion of long-term debt	28	—		—		28

Total current liabilities	882	—		(37)		845
Long-term debt (excluding current portion):
Long-term debt	3,075	750	(c)	(1,392	)(h)	2,433
Long-term debt to affiliates	200	—		—		200

Long-Term debt	3,275	750		(1,392)		2,633

Other liabilities:
Liabilities from risk-management activities	157	—		—		157
Deferred income taxes	260	—		(85	)(i)	175
Other long-term liabilities	333	—		—		333

Total liabilities	4,907	750		(1,514)		4,143
Redeemable preferred securities		—		—		—

Stockholder’s equity:
Common stock
Additional paid-in capital	2,412	—		—		2,412
Subscriptions receivable		—		—
Accumulated other comprehensive income (loss), net of tax	9	—		—		9
Accumulated deficit	(101)	—		(145	)(j)	(246)
Stockholder’s Equity	1,032	—		—		1,032

Total stockholder’s equity	3,352			(145)		3,207

Total liabilities and stockholder’s equity	$8,259	$750		$(1,659)		$7,350

(a)	Amount represents proceeds from issuance of $750 million of the Notes less $16 million in related transaction costs.
(b)	Amount represents capitalization of estimated transaction costs related to issuance of the Notes described in (a) above. The amortization of these costs will be recognized as interest expense over the term of the Notes.
(c)	Amount represents issuance of the Notes described in (a) above.
(d)	Amount represents cash proceeds from issuance of $150 million attributed to the Term Loan Facility, less (i) $1,939 million of cash paid to consummate the SPN Tender Offer and the 2008 Notes Redemption, (ii) $37 million of accrued interest on the Second Priority Notes, (iii) $2 million of transaction costs in connection with the SPN Tender Offer and the 2008 Notes Redemption, (iv) $1 million of transaction costs in connection with the Term L/C Facility, (v) $1 million of transaction costs in connection with the Revolving Credit Facility and (vi) $2 million of transaction costs in connection with the Term Loan Facility.
(e)	Amount represents the long-term asset reflecting our restricted cash associated with our Term L/C Facility (assuming full $200 million of debt outstanding).
(f)	Amount represents $1 million of capitalized transaction costs in connection with the Term L/C Facility, $1 million of capitalized transaction costs in connection with the Revolving Credit Facility and $2 million of transaction costs in connection with the Term Loan Facility, less accelerated amortization of $31 million of previously capitalized Second Priority Notes issuance costs.
(g)	Amount represents accrued interest payable of $37 million related to the Second Priority Notes at March 31, 2006.
(h)	Amount represents the Term L/C Facility (assuming full $200 million of debt outstanding) and the $150 million to be borrowed pursuant to the Term Loan Facility, less $1,742 million of the Second Priority Notes.
(i)	Amount represents related tax effects for the Financing Transactions at our effective tax rate of 37%.
(j)	Amount represents $197 million premium paid to holders who tendered their Second Priority Notes, $31 million of previously capitalized Second Priority Notes issuance costs, $2 million of transaction costs in connection with the SPN Tender Offer and the 2008 Notes Redemption, reduced by tax benefits using an effective rate of 37%, our effective tax rate for the three months ended March 31, 2006.

SELECTED FINANCIAL DATA

The following selected historical consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 has been derived from our historical consolidated financial statements included elsewhere in this prospectus. The following selected historical consolidated financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 has been derived from our historical consolidated financial statements which are not included in, or incorporated by reference in, this prospectus. The following selected historical consolidated financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all material adjustments, all of which are of a normal recurring nature, that, in the opinion of management, are necessary for a fair statement of our financial position and results of operations for the unaudited periods.

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 includes a restatement of our consolidated balance sheet and our consolidated statement of stockholder’s equity as of December 31, 2004 and periods prior to 2004. This restatement is reflected in all periods presented in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in millions)
Statement of Operations Data (a)
Revenues	2,300	1,028	1,526	1,649	1,989	448	520
Depreciation and amortization expense	(210)	(182)	(249)	(224)	(209)	(317)	(322)
Goodwill impairment	—	(640)	—	—	—
Impairment and other charges	—	(170)	(4)	(24)	(40)	(53)	(57)
General and administrative expenses	(315)	(227)	(262)	(285)	(365)	(191)	(51)
Operating income (loss)	628	(1,133)	(430)	(236)	(562)	(112)	88
Interest expense	(83)	(131)	(332)	(332)	(320)	(75)	(78)
Income tax benefit (expense)	(262)	360	241	180	288	59	(10)
Net income (loss) from continuing operations	399	(1,010)	(364)	(267)	(584)	(125)	17
Income (loss) from discontinued operations (b)	(39)	(82)	88	163	817	31	1
Cumulative effect of change in accounting principles	2	—	42	—	(5)	—	—
Net income (loss)	440	(1,092)	(234)	(104)	228	(94)	18

Cash Flow Data:
Net cash provided by (used in) operating activities	176	26	760	(160)	(60)	(41)	(341)
Net cash provided by (used in) investing activities	(1,341)	804	(423)	(211)	1,816	(69)	483
Net cash provided by (used in) financing activities	1,300	(282)	(652)	289	(700)	33	(128)
Cash expenditures, acquisitions and investments	(2,600)	(766)	(209)	(219)	(193)	(54)	(58)

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in millions)
Balance Sheet Data (at period end) (c):
Cash and cash equivalents	144	633	328	245	1,301		1,315
Current assets	8,636	7,017	2,460	2,192	3,338		2,272
Current liabilities	8,019	6,469	1,982	1,773	2,123		882
Property and equipment, net	6,767	6,415	6,302	6,130	4,979		5,022
Total assets	19,565	16,492	10,264	10,129	9,611		8,259
Long-term debt (excluding current portion)	2,707	3,276	3,664	4,107	3,287		3,275
Notes payable and current portion of long-term debt	256	484	150	34	29		28
Subordinated debentures	200	200	—	—	—		—
Subordinated note to affiliate	—	—	—	—	120		—
Minority interest (d)	1,003	146	121	106	—		—
Total Equity	4,517	3,445	3,241	3,085	3,329		3,352

(a)	The following acquisitions were accounted for in accordance with the purchase method of accounting and the results of operations attributable to the acquired businesses are included in our financial statements and operating statistics beginning on the acquisitions’ effective date for accounting purposes:

•	Northern Natural—February 1, 2002; and

•	BGSL—December 1, 2001.

(b)	Discontinued operations includes the results of operations from the following businesses:

•	Northern Natural (sold third quarter 2002);

•	U.K. Storage—Hornsea facility (sold fourth quarter 2002) and Rough facility (sold fourth quarter 2002);

•	Global Liquids (sold fourth quarter 2002);

•	U.K. CRM (substantially liquidated in first quarter 2003); and

•	Dynegy Midstream Services, Limited Partnership (“DMSLP”) (sold fourth quarter 2005).

(c)	The Northern Natural and BGSL acquisitions were each accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the effective dates of each transaction. See note (a) above for respective effective dates.
(d)	The 2001 amounts include amounts relating to the Black Thunder Secured Financing. This financing involved our obligation to purchase the interest held by a third party on or before June 2005 which was recorded as an $850 million minority interest liability. We repaid the balance owed under this financing in August 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2005 and the unaudited condensed consolidated financial statements and the notes thereto for the quarterly period ended March 31, 2006 included elsewhere in this prospectus.

OVERVIEW

We are a holding company and conduct substantially all of our business operations through our subsidiaries. Our current business operations are focused primarily on the power generation sector of the energy industry. We report the results of our power generation business as three separate segments in our consolidated financial statements: (1) the Midwest segment (GEN-MW); (2) the Northeast segment (GEN-NE); and (3) the South segment (GEN-SO). We also separately report the results of our CRM business, which primarily consists of our remaining power tolling arrangements as well as our physical gas supply contracts, gas transportation contracts and remaining gas, power and emission trading positions. Because of the diversity among their respective operations, we report the results of each business as a separate segment in our consolidated financial statements. Our consolidated financial results also reflect corporate-level expenses such as general and administrative, interest and depreciation and amortization.

Business Discussion

Following is a brief discussion of each of our power generation and CRM businesses, including a list of key factors that have affected, and are expected to continue to affect, their respective earnings and cash flows. We also present a brief discussion of our corporate-level expenses and our discontinued business segment. Please note that this “Overview” section is merely a summary and should be read together with the remainder of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this prospectus.

Power Generation Business

We generate earnings and cash flows in the three segments within our power generation business through sales of energy, capacity and ancillary services. Primary factors impacting our earnings and cash flows in the generation business are the prices for power, natural gas and coal, which in turn are largely driven by supply and demand. As further discussed below, demand for power can vary regionally due to, among other things, weather and general economic conditions. Power supplies similarly vary by region and are impacted significantly by available generating capacity, transmission capacity and federal and state regulation. We also are impacted by the relationship between prices for power and natural gas and prices for power and fuel oil, commonly referred to as the “spark spread,” and its impact on our cost to generate electricity. However, we believe that our significant coal-fired generating facilities partially mitigate our sensitivity to changes in the spark spread, in that our cost of coal particularly in the Midwest, is relatively stable, and position us for potential increases in earnings and cash flows in an environment where both power and gas prices increase.

Other factors that have impacted, and are expected to continue to impact, earnings and cash flows for this business include:

•	our ability to control our capital expenditures, which primarily are limited to maintenance, safety, environmental and reliability projects, and to control other costs through disciplined management.

•	our ability to optimize our assets through in-market availability, reliable run-time and safe, efficient operations.

Please read “Risk Factors” beginning on page 20 of this prospectus for additional factors that could impact our future operating results, financial condition and cash flows.

In addition to these overarching factors, other factors have impacted, and are expected to continue to impact, earnings and cash flows for our three reportable segments within the power generation business.

Power Generation—Midwest Segment. Our assets in the Midwest include (1) our primarily coal-fired fleet and (2) our gas-fired fleet. Although the primary factor impacting earnings and cash flows in GEN-MW, especially the coal-fired fleet, is market power prices, the following specific factors also impact or could impact the performance of this reportable segment:

•	Ongoing regulatory developments with respect to how major utilities in Illinois procure power beginning in 2007 to serve their customers will impact how we sell our generation.

•	Our ability to maintain sufficient coal inventories, including the continued performance of the railroads for deliveries of coal in a consistent and timely manner, impacts our ability to serve the critical winter and summer on-peak load.

•	Outcome of the proposed legislation in the State of Illinois with respect to limitations on mercury emissions that are more stringent than federal guidelines, which could impose additional costs on our facilities.

•	As a result of the Baldwin consent decree, cash flows in this segment will be committed to significant capital expenditures over the next few years.

•	In our gas-fired fleet, earnings and cash flows are primarily weather driven. A warm summer or cold winter increases the demand for electricity, which in turn increases the run time of our peaking units and the demand for capacity and energy from these units.

Power Generation—Northeast Segment. Our assets in the Northeast region include gas, fuel oil and coal-fired facilities. The following specific factors also impact or could impact the performance of this reportable segment:

•	The relationship between prices for power and natural gas, commonly referred to as the “spark spread,” and its effect on the cost of generating electricity, impacts our gas-fired facilities in this segment.

•	The relationship between prices for power and fuel oil, and its effect on our cost to generate electricity, impacts our Roseton facility.

•	Our ability to maintain sufficient coal and fuel oil inventories, including the continued deliveries of coal in a consistent and timely manner, impacts our ability to serve the critical winter and summer on-peak load.

•	A state-driven program aimed at capping carbon dioxide emissions that is more stringent than federal guidelines could impact future results.

•	The ultimate outcome of administrative proceedings specific to water discharge issues could materially impact operating costs at our Roseton, New York facility. For further discussion of these matters, please see Note 15—Regulatory Issues—Roseton State Pollutant Discharge Elimination System Permit to our audited consolidated financial statements beginning on page F-81 of this prospectus and Note 15—Regulatory Issues—Danskammer State Pollutant Discharge Elimination System Permit to our audited consolidated financial statements beginning on page F-82 of this prospectus, respectively.

Power Generation—South Segment. Assets in our South region are all gas-fired facilities. Our ERCOT facility is a base-load facility, and our other wholly-owned assets in the segment are peaking units. In March 2006, we sold our 50% ownership interest in West Coast Power, which was our most significant equity investment in our South segment. The following specific factors also impact or could impact the performance of this reportable segment:

•

For the peaking units in this reportable segment, earnings and cash flows are primarily weather driven. A warm summer or cold winter increases the demand for electricity, which in turn increases the run time of our peaking plants. Natural gas market prices have remained high throughout 2005, and power prices have generally tracked high gas prices, enabling us to benefit from operation of all of our peaking facilities during the summer months.

•	Our ability to enter into capacity agreements for our peaker units could impact future results.

•	Wholesale market design changes in ERCOT could impact our ability to sell the remainder of the energy and ancillary products of the CoGen Lyondell facility into the bilateral ERCOT markets or the daily ERCOT market.

Customer Risk Management

Our CRM segment is comprised largely of the Kendall and Independence power tolling arrangements (the Independence toll is now a Dynegy intercompany (and our affiliate) agreement). In addition, our CRM segment includes physical gas supply contracts, gas transportation contracts and remaining gas, power and emission trading positions. We are actively pursuing opportunities to terminate, assign or renegotiate the terms of our remaining obligations under these agreements when circumstances are economically advantageous to us.

Regarding our legacy gas, power and emission trading businesses, we have substantially reduced the size of our mark-to-market portfolio since October 2002, when we initiated our efforts to exit the CRM business. Our remaining transactions still require cash proceeds to purchase gas for our customers; however, those cash requirements are partially offset by the proceeds received from financial contracts hedging the supply. Therefore, the profit and loss impact of price movements are mitigated by these offsetting financial positions. Our remaining power trading business, exclusive of our power tolling arrangements, is expected to be substantially exited by the end of 2006. Although these transactions are accounted for on a mark-to-market basis and will continue to impose volatility in our statement of operations as prices change during the year, we currently anticipate that these transactions will be cash flow positive for 2006 on an aggregate basis. Finally, we have forward obligations to deliver SO2 emission allowances in 2006, 2007, and 2008, and we currently own adequate allowances to satisfy the forward obligations. However, we experience volatility in our statement of operations, as the value of these obligations changes due to changes in underlying emissions prices, and while the allowances are included in inventory on our consolidated balance sheets, only downward changes in value are recognized in our statement of operations.

Other

Other includes corporate-level expenses such as general and administrative, interest and depreciation and amortization. Significant items impacting future earnings and cash flows include:

•	interest expense, which increased beginning in 2003 as a result of our refinancing and restructuring activities and will continue to reflect our non-investment grade credit ratings;

•	general and administrative costs, with respect to which we have implemented a number of initiatives that have yielded savings, and which will be impacted by, among other things, (i) any future corporate-level litigation reserves or settlements and (ii) potential funding requirements under our pension plans; and

•	income taxes, which will be impacted by our ability to realize our significant deferred tax assets, including loss carryforwards.

Discontinued Business

Natural Gas Liquids. Our natural gas liquids business, which we sold to Targa Resources in October 2005, was comprised of our natural gas gathering and processing, or upstream, assets and integrated downstream assets used to fractionate, store, terminal, transport, distribute and market natural gas liquids. NGL’s results are reflected in Discontinued Operations in our consolidated statements of operations.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital requirements are primarily a function of our debt maturities and debt service requirements, collateral requirements, fixed capacity payments and contractual obligations, capital expenditures, legal settlements and working capital needs. Examples of working capital needs include prepayments or cash collateral associated with purchases of commodities, particularly natural gas, coal and fuel oil, facility maintenance costs and other costs such as payroll. Our liquidity and capital resources are primarily derived from cash flows from operations, cash on hand, borrowings under our financing agreements, asset sale proceeds and proceeds from capital market transactions, to the extent that we engage in these activities prospectively. Additionally, from time to time, we may borrow money from our parent.

Debt Obligations

During 2005, we reduced our outstanding debt and extended our maturity profile, evidenced by the following transactions:

•	$18 million repayment of 8.125% senior notes that matured in March 2005;

•	$597 million repayment of amount outstanding on our term loan and repayment of accrued interest associated with the former credit facility, repaid with $600 million borrowed under the revolving credit component of the Amended and Restated Credit Facility;

•	$189 million repayment of generation facility borrowings on October 31, 2005; and

•	$600 million repayment of amount due under the revolving credit component of the Amended and Restated Credit Facility in November 2005.

Following such repayments, our debt maturity profile as of December 31, 2005 included $149 million in 2006 (including the $120 million due to Dynegy Inc.), zero in 2007, $225 million in 2008, zero in 2009, $626 million in 2010 and approximately $2.4 billion thereafter. Maturities for 2006 represented principal payments on our 7.45% Senior Notes included in Notes payable and Current portion of long-term debt and long-term debt on our consolidated balance sheets.

During 2006, we continued our efforts to reduce our outstanding debt and extend our maturity profile, evidenced by the transactions discussed under “Summary—Recent Developments” above. Please read Note 7—Debt to our unaudited condensed consolidated financial statements beginning on page F-15 of this prospectus for further discussion.

We may further reduce our outstanding debt by exercising our contractual option to call for redemption, on or after July 15, 2006, any remaining outstanding 2008 Notes at the redemption price of $1,030.00 per $1,000 principal amount thereof, plus accrued and unpaid interest to the redemption date. On June 15, 2006, in accordance with the applicable provisions of the indenture, we sent notice to the holders of the remaining outstanding 2008 Notes to communicate our intention to call for the remaining 2008 Notes. Pursuant to the indenture governing the Second Priority Notes, the 2010 Notes are redeemable at our option on or after July 15, 2007 at the redemption price of $1,049.38 per $1,000 principal amount thereof, plus accrued and unpaid interest to the redemption date.

Amended and Restated Credit Facility. On October 31, 2005, we replaced our former $1.3 billion credit facility with a second amended and restated credit agreement (the “Amended and Restated Credit Facility”), comprised of (i) a $400 million letter of credit component maturing in October 2008 and (ii) a $600 million revolving credit component, which matured in December 2005. The Amended and Restated Credit Facility was collateralized with cash as well as other assets that were pledged under the former credit facility, excluding those assets sold in connection with the sale of DMSLP, as we were required to post cash collateral in an amount equal to 103% of outstanding letters of credit and borrowings under the Amended and Restated Credit Facility. We earned interest income on the cash on deposit in the cash collateral account.

A letter of credit fee was payable on the undrawn amount of each letter of credit outstanding at a percentage per annum equal to 0.50% of the undrawn amount. We also incurred additional fees for issuing letters of credit. Amounts drawn on letters of credit issued pursuant to the facility, as well as borrowings under the revolving credit component of the facility, bore interest at a base rate plus 0.50% per annum. An unused commitment fee of 0.10% was payable on the unused portion of the Amended and Restated Credit Facility.

On October 31, 2005, we borrowed $600 million under the revolving credit component of the Amended and Restated Credit Facility to repay the term loan and accrued interest associated with the former credit facility. The $600 million outstanding principal balance of the revolving credit component was paid in full on November 1, 2005 without a corresponding reduction in revolving credit commitments. On December 16, 2005, we elected to terminate the revolving credit commitment under the Amended and Restated Credit Facility.

Senior Secured Credit Facility. On March 6, 2006, we entered into a third amended and restated credit agreement (the “Third Senior Secured Credit Facility”) with Citicorp USA, Inc. and JPMorgan Chase Bank, N.A., as co-administrative agents, JP Morgan Chase Bank, N.A., as collateral agent, Citigroup Global Markets Inc. and JP Morgan Securities Inc., as joint lead arrangers, and the other financial institutions parties thereto as lenders. The Third Senior Secured Credit Facility replaced our former cash-collateralized Amended and Restated Credit Facility with a $400 million revolving credit facility, thereby permitting the return to us of $335 million plus accrued interest in cash collateral securing the former Amended and Restated Credit Facility. The Third Senior Secured Credit Facility was secured by substantially all of our assets, as borrower, and certain of our subsidiaries, as subsidiary guarantors, and certain of the assets of Dynegy, as parent guarantor. Letters of credit issued under the former Amended and Restated Credit Facility was continued under the Third Senior Secured Credit Facility.

Borrowings under the revolving credit facility bore interest, at our option, at either the base rate, which was calculated as the higher of Citibank’s publicly announced base rate and the federal funds rate in effect from time to time plus 0.50%, or the Eurodollar rate, in each case, plus an applicable margin. The applicable margin was 1% per annum for base rate loans and 2% percent per annum for Eurodollar loans. An unused commitment fee of 0.50% was payable on the unused portion of the revolving credit facility.

The Third Senior Secured Credit Facility contained mandatory prepayment provisions associated with specified asset sales and dispositions (including as a result of casualty or condemnation) and the receipt of proceeds by us and certain of our subsidiaries of any permitted additional non-recourse indebtedness.

The Third Senior Secured Credit Facility contained affirmative covenants and negative covenants and events of default. Subject to certain exceptions, we and our subsidiaries were subject to restrictions on incurring additional indebtedness, limitations on capital expenditures and limitations on dividends and other payments in respect of capital stock. The Third Senior Secured Credit Facility also contained certain financial covenants, including a minimum cash equivalents covenant that required us and certain of our subsidiaries to maintain at all times cash equivalents in an aggregate principal amount of no less than $1 billion and a leverage ratio of secured debt to adjusted EBITDA of no greater than 9.0:1 through December 31, 2006, no greater than 7.5:1 during 2007, and no greater than 7.0:1 during 2008 and thereafter.

Credit Agreement. On April 19, 2006, we and Dynegy entered into a fourth amended and restated credit agreement (the “Credit Agreement”) with Citicorp USA, Inc. and JPMorgan Chase Bank, N.A, as co-administrative agents and lenders, and the other financial institutions parties thereto as lenders. The Credit Agreement, which provides for a $470 million revolving credit facility (the “Revolving Credit Facility”) and a new $200 million term letter of credit facility (the “Term L/C Facility”), is secured by substantially all of our assets and the assets of certain of our subsidiaries, as subsidiary guarantors, as well as certain of the assets of Dynegy, as parent guarantor. The Credit Agreement replaced the Third Senior Secured Credit Facility. Letters of credit issued under the former letter of credit facility were continued under the Credit Agreement.

The Revolving Credit Facility matures on April 19, 2009, and the Term L/C Facility matures on January 31, 2012. Borrowings under both the Revolving Credit Facility and Term L/C Facility bear interest at the relevant Eurodollar rate plus a ratings-based margin of 175 basis points or the relevant base rate plus a ratings-based margin of 75 basis points. Letters of credit can be issued under the Revolving Credit Facility at a ratings-based rate of 175 basis points. An unused commitment fee of 50 basis points is payable on the unused portion of the Revolving Credit Facility. The margin payable for borrowing will decrease upon meeting specified improvements in Standard and Poor’s and Moody’s credit ratings for the Credit Agreement.

New Term Loan Facility. On May 26, 2006, we entered into an amendment, dated as of May 26, 2006 (the “Credit Facility Amendment”), to the Credit Agreement, with J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint lead arrangers and joint bookrunners, and the other financial institutions parties thereto. The Credit Facility Amendment amends the Credit Agreement by adding a new $150 million term loan facility (the “Term Loan Facility”) to the Revolving Credit Facility and Term L/C Facility components of the Credit Agreement.

The Term Loan Facility matures on the earlier of January 31, 2012 or the date that is five business days after the consummation of the pending sale of our Rockingham generation facility (as announced on May 22, 2006). If the maturity date has not occurred, the Term Loan Facility is payable in quarterly installments beginning on December 31, 2006. Borrowings under the Term Loan Facility bear interest at the relevant Eurodollar rate plus a ratings-based margin of 175 basis points or the relevant base rate plus a ratings-based margin of 75 basis points. The margin payable for borrowing will decrease upon meeting specified improvements in Standard and Poor’s and Moody’s credit ratings for the Credit Agreement.

The Term Loan Facility was fully drawn by us on May 26, 2006. We used $50 million of the proceeds to make a one-time cash dividend to Dynegy (the “DHI Dividend”), and will use the remainder of the proceeds for working capital and general corporate purposes pending the sale of our Rockingham generation facility. We expect to repay our borrowings under the Term Loan Facility with the net proceeds from the sale of the Rockingham generation facility. See “Summary—Recent Developments—Pending Sale of Rockingham Facility.”

Pending Sale of Rockingham Facility. On May 21, 2006, Dynegy and our wholly-owned subsidiary Rockingham Power, LLC entered into an agreement with Duke Energy pursuant to which they agreed to sell the Rockingham generation facility for a cash purchase price of $195 million. We expect the closing of this sale to occur in the fourth quarter of 2006, subject to certain regulatory approvals and satisfaction of customary closing conditions. We expect to use a portion of the sale proceeds to repay our borrowings under the Term Loan Facility. For fiscal year 2005 and the first quarter of 2006, less than one percent of our revenues were derived from the Rockingham facility.

Summarized Debt and Other Obligations. The following table depicts our consolidated third party debt obligations, including our note payable to Dynegy and the principal-like maturities associated with the DNE leveraged lease, and the extent to which they are secured as of March 31, 2006, December 31, 2005 and 2004:

	March 31, 2006	December 31, 2005	December 31, 2004
	(in millions)
First Secured Obligations.	$804	$785	$1,551
Second Secured Obligations	1,750	1,750	1,750
Unsecured Obligations	1,548	1,681	1,606

Total Obligations	4,102	$4,216	$4,907

Less: DNE Lease Financing (1)	(804)	(785)	(771)
Other (2)	5	5	5

Total Notes Payable and Long-term Debt (3)	$3,303	$3,436	$4,141

(1)	Represents present value of future lease payments discounted at 10%.

(2)	Consists of net premiums on debt of $5 million at March 31, 2006 and $5 million at both December 31, 2005 and 2004.
(3)	Does not include letters of credit.

Collateral Postings

We continue to use a significant portion of our capital resources, in the form of cash and letters of credit, to satisfy counterparty collateral demands. These counterparty collateral demands reflect our non-investment grade credit ratings and counterparties’ views of our financial condition and ability to satisfy our performance obligations, as well as commodity prices and other factors. We manage the level of our collateral postings by line of business, rather than by reportable segment. This is primarily because collateral postings are generally determined on a counterparty basis, and our counterparties conduct business across reportable segments.

The following table summarizes our consolidated collateral postings to third parties by segment at May 4, 2006, March 31, 2006 and December 31, 2005:

	May 4, 2006	March 31, 2006	December 31, 2005
	(in millions)
By Segment:
Generation	$149	$159	$263
Customer risk management	84	76	106
Other	10	10	12

Total	$243	$245	$381

By Type:
Cash (1)	$68	$67	$122
Letters of Credit	175	178	259

Total	$243	$245	$381

(1)	Cash collateral consists of either cash deposits to cover physical deliveries or liabilities on mark-to-market positions or prepayments for commodities or services that are in advance of normal payment terms.

The decrease in collateral postings from December 31, 2005 to May 4, 2006 is primarily due to a return of collateral postings of approximately $114 million in our generation business and $22 million in our CRM business. This decrease is primarily a result of decreases in commodity prices since the end of 2005, as well as rolloffs of our hedging positions. In addition, the collateral posted on behalf of West Coast Power decreased by approximately $40 million in anticipation of the sale of our 50% interest in West Coast Power to NRG, completed on March 31, 2006. As of March 31 and May 4, 2006, we posted approximately $21 million and $6 million, respectively, of collateral on behalf of West Coast Power, all of which is offset by cash collateral received from West Coast Power. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—West Coast Power to our unaudited condensed consolidated financial statements beginning on page F-10 of this prospectus for further discussion of the West Coast Power sale.

Going forward, we expect counterparties’ collateral demands to continue to reflect changes in commodity prices, including seasonal changes in weather-related demand, as well as their views of our creditworthiness. Considering our credit ratings, the sale of DMSLP and current commodity price estimates, specifically as prices relate to fuel purchases and power hedging activity, we estimate that collateral requirements will be approximately $300 million at year-end 2006. We believe that we have sufficient capital resources to satisfy counterparties’ collateral demands, including those for which no collateral is currently posted, for at least the next twelve months. Over the longer term, we expect to achieve incremental collateral reductions associated with the completion of our exit from the CRM business.

Disclosure of Contractual Obligations and Contingent Financial Commitments

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities. Financial commitments represent contingent obligations, such as financial guarantees, that become payable only if specified events occur. Details on these obligations are set forth below.

Contractual Obligations

Our contractual obligations and contingent financial commitments have changed since December 31, 2005, with respect to which information is included under “—Liquidity and Capital Resources” above as of December 31, 2005. As a result of the termination of the Sterlington Toll Contract, capacity payments of up to approximately $744 million have been eliminated. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—Sterlington Contract Termination to our unaudited condensed consolidated financial statements beginning on page F-10 of this prospectus for further discussion.

As of March 31, 2006, there were no other material changes to our contractual obligations and contingent financial commitments since December 31, 2005.

The following table summarizes our contractual obligations as of December 31, 2005. Cash obligations reflected are not discounted and do not include related interest, accretion or dividends.

	Payments Due by Period
	Total	2006	2007	2008	2009	2010	Thereafter
Long-Term Debt (including Current Portion)	$3,437	$149	$—	$225	$—	$626	$2,437
Operating Leases	1,515	91	139	157	154	108	866
Capacity Payments	2,021	189	193	195	199	204	1,041
Conditional Purchase Obligations	123	12	11	13	11	12	64
Pension Funding Obligations	70	17	12	18	14	9	—
Other Obligations	66	10	14	14	14	14	—

Total Contractual Obligations	$7,232	$468	$369	$622	$392	$973	$4,408

Long-Term Debt (including Current Portion). Total amounts of Long-Term Debt (including Current Portion) are included in the December 31, 2005 Consolidated Balance Sheet. For additional explanation, please read Note 11—Debt to our audited consolidated financial statements beginning on page F-64 of this prospectus.

Additionally, we have entered into various joint ventures principally to share risk or optimize existing commercial relationships. These joint ventures maintain independent capital structures and, where necessary, have financed their operations on a non-recourse basis to us. Please read Note 9—Unconsolidated Investments to our audited consolidated financial statements beginning on page F-59 of this prospectus for further discussion of these joint ventures.

Operating Leases. Operating leases includes the minimum lease payment obligations associated with our DNE leveraged lease. For additional information, please read “—Liquidity and Capital Resources—Off-Balance Sheet Arrangements—DNE Leveraged Lease” beginning on page 62 of this prospectus. Amounts also include minimum lease payment obligations associated with office and office equipment leases.

In addition, we are party to two charter party agreements relating to VLGCs previously utilized in our global liquids business. The aggregate minimum base commitments of the charter party agreements are approximately $13 million each year for the years 2006 through 2008, and approximately $66 million through lease expiration. The charter party rates payable under the two charter party agreements float in accordance with market based rates for similar shipping services. The $13 million and $66 million numbers set forth above are based on the minimum obligations set forth in the two charter party agreements. The primary terms of the charter party agreements expire August 2013 and August 2014, respectively. On January 1, 2003, in connection with the sale of our global liquids business, we sub-chartered both VLGCs to a wholly-owned subsidiary of Transammonia Inc. The terms of the sub-charters are identical to the terms of the original charter agreements. Unless we obtain notation and release from the owners of VLGCs and consents from its lenders, we will continue to rely on the sub-charters with a subsidiary of Transammonia to satisfy the obligations of our two charter party agreements. To date, the subsidiary of Transammonia has complied with the terms of the sub-charter agreements.

Capacity Payments. Capacity payments include future payments aggregating $2.0 billion under the Independence, Sterlington and Kendall power tolling arrangements, as further described in “Business—Segment Discussion—Customer Risk Management Segment” beginning on page 110 of this prospectus. This amount includes the fixed payments associated with a derivative instrument related to the Independence tolling arrangement, which is reflected at its fair value on our Consolidated Balance Sheets in Liabilities from risk-management activities, as well as amounts relating to contracts that are accounted for on an accrual basis. At December 31, 2005, approximately $265 million of fixed payments have been reflected in the fair value of the Independence derivative instrument. Effective February 1, 2005, Independence became a wholly owned subsidiary of Dynegy, our parent.

We terminated the Sterlington Toll Contract effective March 7, 2006. Accordingly, the capacity payments of approximately $751 million associated with this agreement will be eliminated. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—Sterlington Contract Termination to our audited consolidated financial statements beginning on page F-50 of this prospectus for further discussion.

In November 2004, we entered into a “back-to-back” power purchase agreement under which a subsidiary of Constellation Energy receives our rights to capacity and energy under the Kendall tolling arrangement for a four year term expiring effectively in November 2008. Although we are still obligated under the Kendall toll, as of December 31, 2005, we will receive approximately $122 million in aggregate cash payments from Constellation to offset our fixed payment obligations under the Kendall toll through November 2008, which payment obligations are reflected in the table above. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—Kendall to our audited consolidated financial statements beginning on page F-50 of this prospectus for further discussion.

In addition, capacity payments include fixed obligations associated with transmission, transportation and storage arrangements totaling approximately $130 million.

Conditional Purchase Obligations. Amounts relate to our co-sourcing agreement with Accenture LLP for employee and infrastructure outsourcing. The co-sourcing agreement previously contained a contract termination fee, which ranges from $5 million if terminated in the first quarter of 2006, declining to $2 million if terminated during 2013, and allows for renegotiation, or “partial termination”, if our purchasing levels fall below minimum levels. As of December 31, 2005, the termination fee was $5 million. In the fourth quarter, as a result of our sale of DMSLP to Targa, we determined our purchasing levels would no longer meet the minimum levels set forth in the co-sourcing agreement and initiated negotiations with Accenture to partially terminate, or amend, the co-sourcing agreement. During the fourth quarter 2005, we recorded a $3 million pre-tax charge to reflect our best estimate of the cost associated with the partial termination of the co-sourcing agreement. The charge is reflected as a reduction in the gain on sale of DMSLP included in income from discontinued operations on our consolidated statements of operations. We recently amended this agreement to reduce our annual rate and to extend the term through October 2015. We agreed to pay $3 million to Accenture in early 2006 in connection with the execution of the amended agreement. This amended agreement may be cancelled at any time upon the payment of a termination fee not to exceed $1.7 million. This termination fee is in addition to amounts due for services provided through the termination date.

Pension Funding Obligations. Amounts include estimated defined benefit pension funding obligations for 2006 ($17 million), 2007 ($12 million) and 2008 ($18 million). Although we expect to incur significant funding obligations subsequent to 2008, such amounts have not been included in this table because our estimates are imprecise.

Other Obligations. Other obligations include amounts related to a long-term coal agreement to assist in the delivery of coal to our Danskammer plant in Newburgh, New York. The agreement extends until 2010, and the minimum aggregate payments through expiration total approximately $66 million as of December 31, 2005.

In January 2006, we entered into an obligation under a capital lease related to a coal loading facility which will be used in the transportation of coal to our Vermillion generating facility. Pursuant to our agreement with the lessor, we are obligated for minimum payments in the aggregate amount of $17 million over the ten year term of the lease.

Contingent Financial Obligations

The following table provides a summary of our contingent financial obligations as of December 31, 2005 on an undiscounted basis. These obligations represent contingent obligations that may require a payment of cash upon the occurrence of specified events.

	Expiration by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions)
Letters of Credit (1)	$259	$254	$5	$—	$—
Surety Bonds (2) (3)	34	34	—	—	—
Guarantees (4)	4	—	4	—	—

Total Financial Commitments	$297	$288	$9	$—	$—

(1)	Amounts include outstanding letters of credit.
(2)	Surety bonds are generally on a rolling twelve-month basis.
(3)	$31 million of the surety bonds were supported by collateral.
(4)

As part of the power purchase agreement with Constellation, under which Constellation effectively receives our rights to purchase approximately 570 MW of capacity and energy arising from our tolling contract with Kendall, we have guaranteed Constellation the receipt of $3.5 million in reactive power revenues over the four year period of the power purchase agreement. Our receipt of these reactive power revenues to offset this obligation is predicated on, among other things, filing a reactive power tariff with the FERC. For further information, please see Note 14—Commitments and Contingencies—Other Commitments and Contingencies—Guarantees and Indemnifications to our audited consolidated financial statements beginning on page F-79 of this prospectus.

Off-Balance Sheet Arrangements

DNE Leveraged Lease. We established our presence in the Northeast region by acquiring the DNE power generating facilities in January 2001 for $950 million.

In May 2001, we entered into an asset-backed sale-leaseback transaction relating to these facilities to provide us with long-term financing for our acquisition. In this transaction, which was structured as a sale-leaseback to minimize our operating cost of the facilities on an after-tax basis and to transfer ownership to the purchaser, we sold for approximately $920 million four of the six generating units comprising these facilities to Danskammer OL LLC and Roseton OL LLC, each of which was newly formed by an unrelated third party investor, and we concurrently agreed to lease them back from these entities, which we refer to as the owner lessors. The owner lessors used $138 million in equity funding from the unrelated third party investor to fund a portion of the purchase of the respective facilities. The remaining $800 million of the purchase price and the related transaction expenses was derived from proceeds obtained in a private offering of pass-through trust certificates issued by two of our subsidiaries, Dynegy Danskammer, L.L.C. and Dynegy Roseton, L.L.C., who serve as lessees of the applicable facilities. The pass-through trust certificate structure was employed, as it has been in similar financings historically executed in the airline and energy industries, to optimize the cost of financing the assets and to facilitate a capital markets offering of sufficient size to enable the purchase of the lessor notes from the owner lessors. The pass-through trust certificates were sold to qualified institutional buyers in a private offering and the proceeds were used to purchase debt instruments, referred to as lessor notes, from the owner lessors. The lease payments on the facilities support the principal and interest payments on the pass-through trust certificates, which are ultimately secured by a mortgage on the underlying facilities.

As of December 31, 2005, future lease payments are $60 million for 2006, $108 million for 2007, $144 million for 2008, $141 million for 2009, $95 million for 2010 and $112 million for 2011, with $712 million in the aggregate due from 2012 through lease expiration. The Roseton lease expires on February 8, 2035 and the Danskammer lease expires on May 8, 2031. We have no option to purchase the leased facilities at the end of their respective lease terms. We have guaranteed the lessees’ payment and performance obligations under their respective leases on a senior unsecured basis. At December 31, 2005, the present value (discounted at 10%) of future lease payments was $785 million.

The following table sets forth our lease expenses and lease payments relating to these facilities for the periods presented.

	2005	2004	2003
	(in millions)
Lease Expense	$50	$50	$50
Lease Payments (Cash Flows)	$60	$60	$60

If one or more of the leases were to be terminated because of an event of loss, because it had become illegal for the applicable lessee to comply with the lease or because a change in law had made the facility economically or technologically obsolete, we would be required to make a termination payment in an amount sufficient to redeem the pass-through trust certificates related to the unit or facility for which the lease was terminated at par plus accrued and unpaid interest. As of December 31, 2005, the termination payment at par would be approximately $1 billion for all of the DNE facilities, which exceeds the $920 million we received on the sale of the facilities. If a termination of this type were to occur with respect to all of the DNE facilities, it would be difficult for us to raise sufficient funds to make this termination payment. Alternatively, if one or more of the leases were to be terminated because we determine, for reasons other than as a result of a change in law, that it has become economically or technologically obsolete or that it is no longer useful to our business, we must redeem the related pass-through trust certificates at par plus a make-whole premium in an amount equal to the discounted present value of the principal and interest payments still owing on the certificates being redeemed less the unpaid principal amount of such certificates at the time of redemption. For this purpose, the discounted present value would be calculated using a discount rate equal to the yield-to-maturity on the most comparable U.S. treasury security plus 50 basis points.

For further discussion of the accounting and required disclosure surrounding the subsidiaries that issued the pass-through certificates and purchased the notes from the owner lessors, please read Note 9—Unconsolidated Investments—Variable Interest Entities to our audited consolidated financial statements beginning on page F-62 of this prospectus.

Capital Expenditures

We continue to tightly manage costs and capital expenditures. We had approximately $193 million in capital expenditures during 2005. Our 2005 capital spending by reportable segment was as follows (in millions):

GEN-MW	$113
GEN-NE	19
GEN-SO	9
NGL	45
Other	7

Total	$193

Capital spending in our GEN-MW segment primarily consisted of maintenance capital projects, as well as approximately $33 million spent on development capital. Development capital spending primarily related to the conversion of our Havana and Vermilion facilities to PRB coal. Capital spending in our GEN-NE and GEN-SO segments primarily consisted of maintenance and environmental projects. Capital spending in our NGL segment primarily related to maintenance capital projects and wellconnects, as well as approximately $11 million in development capital.

We expect capital expenditures for 2006 to approximate $180 million. This primarily includes maintenance capital projects, environmental projects and limited development projects. The capital budget is subject to revision as opportunities arise or circumstances change. Estimated funds budgeted for the aforementioned items by reportable segment in 2006 are as follows (in millions):

GEN-MW	$112
GEN-NE	38
GEN-SO	25
Other	5

Total	$180

Our capital expenditures in 2006 and beyond will continue to be limited by negative covenants contained in our debt instruments. These covenants place specific dollar limitations on our ability to incur capital expenditures. Please read Note 11—Debt to our audited consolidated financial statements beginning on page F-64 of this prospectus for further discussion of these limitations. Our long term capital expenditures in the GEN-MW segment will also be significantly impacted by the Baldwin consent decree which obligates us to, among other things, install additional emission controls at our Baldwin and Havana plants which, based on ongoing engineering estimates, is expected to cost approximately $611 million through 2013.

Financing Trigger Events

Our debt instruments and other financial obligations include provisions, which, if not met, could require early payment, additional collateral support or similar actions. These trigger events include leverage ratios and other financial covenants, insolvency events, defaults on scheduled principal or interest payments, acceleration of other financial obligations and change of control provisions. We do not have any trigger events tied to specified credit ratings or stock price in our debt instruments and are not party to any contracts that require us to issue equity based on credit ratings or other trigger events.

Commitments and Contingencies

Please read Note 9—Commitments and Contingencies to our unaudited condensed consolidated financial statements beginning on page F-17 of this prospectus for a discussion of our commitments and contingencies.

Internal Liquidity Sources

Our primary internal liquidity sources are cash flows from operations, cash on hand and available capacity under the Credit Agreement. Additionally, from time to time we may borrow money from our parent.

Current Liquidity. The following table summarizes our consolidated revolver capacity and liquidity position at May 4, 2006, March 31, 2006 and December 31, 2005:

	May 4, 2006		March 31, 2006		December 31, 2005
	(in millions)
Total revolver capacity	$470	(1)	$400	(1)	$—
Total additional letter of credit capacity plus 3% reserve requirement	194		—		325
Outstanding letters of credit under revolving credit facility	(175)		(178)		(259)

Unused revolver capacity	489		222		66
Cash	254	(2)(3)	1,315	(2)	1,301	(2)

Total available liquidity	$743		$1,537		$1,367

(1)	In March and April 2006, we amended and restated the credit facility. Please see Note 7—Debt to our unaudited condensed consolidated financial statements beginning on page F-15 of this prospectus for further discussion.
(2)	The May 4, 2006, March 31, 2006 and December 31, 2005 amounts include approximately $19 million, $22 million and $21 million, respectively, of cash that remains in Europe. and $20 million, $18 million and $19 million, respectively, of cash that remains in Canada.
(3)	The decrease in cash balance since March 31, 2006 was primarily due to the payments associated with our SPN Tender Offer, offset by the proceeds from the issuance of our Senior Unsecured Notes. Please read Note 7—Debt to our unaudited condensed consolidated financial statements beginning on page F-15 of this prospectus for further discussion.

Cash Flows from Operations. We had operating cash outflows of $341 million for the three months ended March 31, 2006. This consisted of $193 million in operating cash flows from our power generation business, offset by $387 million of cash outflows relating to our customer risk management business and $147 million of cash outflows relating to corporate-level expenses. Please read “—Results of Operations—Three Months Ended March 31, 2006 and 2005—Operating Income (Loss)” and “—Cash Flow Disclosures” for further discussion of factors impacting our operating cash flows for the periods presented.

We had operating cash outflows of $60 million for the year ended December 31, 2005. This consisted of $476 million in operating cash flows from our power generation business, reflecting positive earnings for the period and increases in working capital due to returns of cash collateral postings, partially offset by decreases in working capital due to increased accounts receivable. Additionally, this included $288 million in operating cash flows from our discontinued natural gas liquids business. The cash flows from these businesses were offset by $824 million of cash outflows relating to our CRM business and corporate-level expenses. Please read “—Results of Operations—Fiscal Years Ended December 31, 2005, 2004 And 2003—Year Ended 2005 Compared to Year Ended 2004—Operating Loss” and “—Cash Flow Disclosures” below for further discussion of factors impacting our operating cash flows for the periods presented.

Over the longer term, our operating cash flows also will be impacted by, among other things, our ability to manage tightly our operating costs, including costs for fuel and maintenance. Our ability to achieve targeted cost savings in the face of industry-wide increases in labor and benefits costs, together with changes in commodity prices, will impact our future operating cash flows. Please read “—Results of Operations—2006 Outlook” for further discussion.

Cash on Hand. At May 4, 2006 and March 31, 2006, we had cash on hand of $254 million and $1,315 million, respectively, as compared to $1,301 million at the end of 2005. This slight increase in cash on hand to March 31, 2006 as compared to the end of 2005 is primarily attributable to (i) the return of $335 million of cash collateral plus accrued interest posted for the former Third Amended and Restated Credit Facility and (ii) proceeds of $205 million received from the sale of our 50% ownership interest in the West Coast Power power plants to NRG. This was largely offset by (i) payment of $40 million, net of cash acquired of $5 million, to NRG for acquiring NRG’s 50% ownership interest in the Rocky Road power plant and (ii) payment of $370 million to Quachita to terminate the Sterlington Toll Contract and (iii) repayment of $120 million of borrowings from Dynegy. The decrease in cash balance on May 4, 2006 from March 31, 2006 was primarily due to the payments associated with our SPN Tender Offer, offset by the proceeds from the issuance of our Senior Unsecured Notes. Please read Note 7—Debt to our unaudited condensed consolidated financial statements beginning on page F-15 of this prospectus for further discussion.

Revolver Capacity. In April 2006, we entered into the Credit Agreement. The Credit Agreement replaced our former Third Senior Secured Credit Facility. Please read Note 20—Subsequent Events to our audited consolidated financial statements beginning on page F-95 of this prospectus for further discussion of our former Third Senior Secured Credit Facility. This credit facility is scheduled to mature in April 2009 and is our primary credit facility. We currently have no drawn amounts under this facility, although as of May 4, 2006, we had $175 million in letters of credit issued under the facility. Our ability to borrow and/or issue letters of credit under a revolving credit facility could become increasingly important to our liquidity and financial condition, particularly if we are unable to generate operating cash flows relative to our substantial debt obligations and ongoing operating requirements. Please read Note 7—Debt to our unaudited condensed consolidated financial statements beginning on page F-15 of this prospectus for further discussion of our Fourth Senior Secured Credit Facility.

External Liquidity Sources

Our primary external liquidity sources are proceeds from asset sales and other types of capital-raising transactions.

Asset Sale Proceeds. In March 2006, we completed our ownership exchange transaction with NRG Energy, Inc. which comprised our acquisition of NRG’s 50% ownership interest in the entity that owns the Rocky Road power plant (of which Dynegy already owned 50%), and the sale to NRG of our 50% ownership interest in a joint venture between us and NRG which has ownership in power plants in southern California. As a result of the two transactions, we received net cash proceeds of approximately $160 million from NRG. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—West Coast Power to our unaudited condensed consolidated financial statements beginning on page F-10 of this prospectus for further discussion.

Going forward, we will continue to evaluate our generation fleet based primarily on geographic location, fuel supply, market structure and market recovery expectations. Consistent with industry practice, we periodically consider divestitures of non-core generation assets where the balance of the factors described above suggests that such assets’ earnings potential is limited. Although we have not executed definitive agreements regarding the divestitures of any non-core assets, other than with respect to the Rockingham facility, opportunities arise from time to time and, as a result, a divestiture could occur at any time.

Capital-Raising Transactions. As part of Dynegy’s ongoing efforts to develop a capital structure that is more closely aligned with the cash-generating potential of the consolidated enterprise’s asset-based business, which is subject to cyclical changes in commodity prices, Dynegy is continuing to explore additional capital-raising transactions both in the near- and long-term. The timing of any capital-raising transaction may be impacted by unforeseen events, such as strategic growth opportunities, legal judgments or regulatory requirements, which could require it to pursue additional capital in the near term.

RESULTS OF OPERATIONS

In this section, we discuss our results of operations, both on a consolidated basis and, where appropriate, by segment, for the three-month periods ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003. At the end of this section, we have included our 2006 outlook for each segment.

Overview. We report the results of our power generation business as three separate segments in our unaudited condensed consolidated financial statements: (1) the Midwest segment (GEN-MW); (2) the Northeast segment (GEN-NE); and (3) the South segment (GEN-SO). We also separately report results of our CRM business, which primarily consists of our remaining power tolling arrangements as well as the physical gas supply contracts, gas transportation contracts and remaining gas, power and emission trading positions that remain from the third-party trading business that was substantially exited in 2002. Our unaudited condensed consolidated financial results also reflect corporate-level expenses such as general and administrative, interest and depreciation and amortization. Because of the diversity among their respective operations, we report the results of each business as a separate segment in our unaudited condensed consolidated financial statements. Certain general and administrative expenses were allocated to our reporting segments prior to January 1, 2006. Beginning January 1, 2006, all direct general and administrative expenses are included in Other and Eliminations, unless they are specifically identified with the respective segment. This change in allocation methodology is a result of our efforts to better align our corporate cost structure with a single line of business.

Three Months Ended March 31, 2006 And 2005

Summary Financial Information. The following tables provide summary financial data regarding our consolidated and segmented results of operations for the three-month periods ended March 31, 2006 and 2005, respectively:

Three Months Ended March 31, 2006

	Power Generation			CRM	Other and Eliminations	Total
	GEN-MW	GEN-NE	GEN-SO
	(in millions)
Operating income (loss)	$98	$17	$(13)	$33	$(47)	$88
Earnings from unconsolidated investments	—	—	2	—	—	2
Other items, net	—	—	—	1	14	15
Interest expense						(78)

Income from continuing operations before income taxes						27
Income tax expense						(10)

Income from continuing operations						17
Income from discontinued operations, net of taxes						1

Net income						$18

Three Months Ended March 31, 2005

	Power Generation			CRM	Other and Eliminations	Total
	GEN-MW	GEN-NE	GEN-SO
	(in millions)
Operating income (loss)	$61	$14	$(12)	$9	$(184)	$(112)
Earnings from unconsolidated investments	—	—	3	—	—	3
Other items, net	—	—	(1)	1	—	—
Interest expense						(75)

Loss from continuing operations before income taxes						(184)
Income tax benefit						59

Loss from continuing operations						(125)
Income from discontinued operations, net of taxes						31

Net loss						$(94)

The following table provides summary segmented operating statistics for the three months ended March 31, 2006 and 2005, respectively.

	Quarter Ended March 31,
	2006	2005
GEN-MW
Million Megawatt Hours Generated—Gross and Net	5.4	5.0
Average On-Peak Market Power Prices ($/MWh):
Cinergy (Cin Hub)	$49	$49
Commonwealth Edison (NI Hub)	$50	$49

GEN-NE
Million Megawatt Hours Generated—Gross and Net	0.7	1.5
Average On-Peak Market Power Prices ($/MWh):
New York—Zone G	$76	$70

GEN-SO
Million Megawatt Hours Generated—Gross	1.4	1.7
Million Megawatt Hours Generated—Net	1.1	1.3
Average On-Peak Market Power Prices ($/MWh):
Southern	$55	$49
ERCOT	$56	$51
SP-15	$58	$56

Average natural gas price—Henry Hub ($/MMBtu) (1)	$7.75	$6.39

(1)	Calculated as the average of the daily gas prices for the period.

The following tables summarize significant items on a pre-tax basis, affecting net loss for the periods presented.

	Quarter Ended March 31, 2006
	Power Generation
	GEN-MW	GEN-NE	GEN-SO	CRM	NGL	Other	Total
	(in millions)
Legal and settlement charges	$—	$—	$—	$(15)	$—	$—	$(15)

Total	$—	$—	$—	$(15)	—	$—	$(15)

	Quarter Ended March 31, 2005
	Power Generation
	GEN-MW	GEN-NE	GEN-SO	CRM	NGL	Other	Total
	(in millions)
Discontinued operations	$—	$—	$—	$4	$46	$—	$50
Legal and settlement charges	—	—	—	—	—	(154)	(154)

Total	$—	$—	$—	$4	$46	$(154)	$(104)

Operating Income (Loss)

Operating income was $88 million for the three months ended March 31, 2006, compared to a loss of $112 million for the three months ended March 31, 2005.

Power Generation—Midwest Segment. Operating income for GEN-MW was $98 million for the three months ended March 31, 2006, compared to $61 million for the three months ended March 31, 2005. GEN-MW results for the three months ended March 31, 2005 included general and administrative expenses of $8 million.

Beginning in 2006, general and administrative expenses are reported in our Other segment. Please see “—Other” for a consolidated discussion of general and administrative expenses.

Results from our coal-fired generating units increased to $135 million for the three months ended March 31, 2006 from $107 million for the three months ended March 31, 2005. This improvement was driven by an 8% increase in generated volumes, up from 5.0 million MWh for the first quarter 2005 to 5.4 million MWh for the same period in 2006. Average actual on-peak prices in NI Hub/ComEd pricing region increased from $49 per MWh in first quarter 2005 to $50 per MWh for the first quarter 2006. However, we realized higher power prices in the first quarter 2006 as we settled forward power sales, which had been entered into during the fourth quarter 2005.

GEN-MW’s results for the first three months of 2006 include no significant mark-to-market income, compared with losses of $4 million for the three months ended March 31, 2005. This is primarily related to options and other transactions that economically hedged our generation assets, and were not accounted for as cash flow hedges.

Results for our gas-fired peaking facilities in GEN-MW improved by $5 million, increasing from a loss of $2 million for the first three months of 2005 to positive earnings of $3 million for the same period in 2006. This improvement was the result of higher volume as the MISO increased dispatch of these units during first quarter 2006 to maintain system reliability.

Depreciation expense increased slightly, from $37 million in 2005 to $40 million in 2006 as a result of capital projects placed into service in 2005. This was primarily the conversion of the Havana facility to burn PRB coal.

Power Generation—Northeast Segment. Operating income for GEN-NE was $17 million for the three months ended March 31, 2006, compared to $14 million for the three months ended March 31, 2005. GEN-NE for the three months ended March 31, 2005 included general and administrative expenses of $3 million. Beginning in 2006, general and administrative expenses are reported in our Other segment. Please see “—Other” for a consolidated discussion of general and administrative expenses.

Average on-peak prices for Zone G, the market served by our Roseton and Danskammer facilities, increased from $70 per MWh in 2005 to $76 per MWh in 2006. However, this price increase was largely offset by a volume decrease, caused by compressed spark spreads at our Roseton facility, where volumes fell by 0.7 million MWh from first quarter 2005 as compared to first quarter 2006. Generated volumes at our Danskammer facility decreased by 0.2 million MWh from first quarter 2005 to first quarter 2006. Results also increased by $10 million as a result of the opportunistic sale of emissions credits that will not be required for the near-term operations of our facilities. However, this increase was offset by net mark-to-market losses of $6 million for the first quarter 2006, related to financial transactions not designated as cash flow hedges. First quarter 2005 results included mark-to-market gains of $3 million.

Depreciation expense for GEN-NE was $3 million for the three months ended March 31, 2006, which was not materially different from the same period in 2005.

Power Generation—South Segment. Operating loss for GEN-SO was $13 million for three months ended March 31, 2006, compared to a loss of $12 million for three months ended March 31, 2005. GEN-SO for the three months ended March 31, 2005 included general and administrative expenses of $3 million. Beginning in 2006, general and administrative expenses are reported in our Other segment. Please see “—Other” for a consolidated discussion of general and administrative expenses.

Results from our ERCOT facility decreased by $6 million, from a loss of $4 million in 2005 to a loss of $10 million in 2006. Power prices increased by 10% from 2005 to 2006. This was offset by the negative effect of higher gas prices on the steam contract at our CoGen Lyondell cogeneration facility in 2006. In addition, we were able to capture additional revenue for ancillary services provided to ERCOT in first quarter 2005 at levels that we were not asked to provide in first quarter 2006.

Results from our southeast peaker assets increased slightly from negligible earnings in first quarter 2005 to earnings of $1 million in the same period in 2006 as a result of additional capacity sales from our Rockingham facility.

Depreciation expense increased slightly from $5 million to $6 million, as a result of additional capital spending.

CRM. Operating income for the CRM segment was $33 million for the three months ended March 31, 2006, compared to operating income of $9 million for the three months ended March 31, 2005. 2006 income was partially driven by mark-to-market gains on our legacy emissions positions, offset by a $15 million increase in legal reserves resulting from additional activities during the period that negatively affected management’s assessment of the probable and estimable losses associated with the applicable proceedings. Additionally, we recognized $18 million of income from our tolling and financial swap arrangements with Sithe Energies, Inc. (“Sithe Energies”). The income is driven primarily by the effect of gas and power price volatility on the value of our financial swap instrument.

2005 income primarily relates to mark-to-market income arising from legacy trading positions and the financial swap contract arrangements with Sithe Energies, which offset net losses associated with our remaining tolling arrangements.

Other. Other operating loss was $47 million for the quarter ended March 31, 2006, compared to a loss of $184 million for the quarter ended March 31, 2005. Results for first quarter 2006 include approximately $36 million of general and administrative expenses, including costs related to our business segments, which prior to first quarter 2006 were included in the individual segments. Results for the three months ended March 31, 2005 included general and administrative expenses of $177 million. Please see below for a consolidated discussion of general and administrative expenses.

Consolidated general and administrative expenses decreased from $191 million for the three months ended March 31, 2005 to $51 million for the three months ended March 31, 2006, primarily due to a $154 million charge associated with settlement of our shareholder class action litigation in 2005, offset by the $15 million legal reserve recorded in 2006 in our CRM segment.

Earnings from Unconsolidated Investments

The $2 million earnings reported from unconsolidated investments for the three months ended March 31, 2006 included the GEN-SO investment in Black Mountain. The $3 million earnings reported for the three months ended March 31, 2005 includes results from GEN-SO investments in both Black Mountain and West Coast Power.

Other Items, Net

Other items, net totaled $15 million of income for the three months ended March 31, 2006, compared to zero for the three months ended March 31, 2005. The increase is primarily associated with higher interest income in 2006 resulting from higher cash balances and higher interest rates.

Interest Expense

Interest expense totaled $78 million for the three months ended March 31, 2006, compared to $75 million for the three months ended March 31, 2005. The increase is primarily attributable to increases in LIBOR.

Income Tax Benefit (Expense)

We reported an income tax expense from continuing operations of $10 million during the three months ended March 31, 2006, compared to an income tax benefit from continuing operations of $59 million during the three months ended March 31, 2005. The 2006 effective tax rate was 37%, compared to 32% in 2005. During 2006, our overall effective tax rate on continuing operations was different than the statutory rate of 35% due primarily from the effect of certain foreign and state income taxes. During 2005, our overall effective tax rate on continuing operations was different than the statutory rate of 35% due primarily to the nondeductible portion of the charge associated with the shareholder litigation settlement, offset by changes in the valuation allowances.

Discontinued Operations

Income From Discontinued Operations Before Taxes. Discontinued operations include DMSLP in our NGL segment and our U.K. CRM business and U.K. natural gas storage assets in the CRM segment.

The following summarizes the activity included in income from discontinued operations:

Three Months Ended March 31, 2006

	U.K. CRM	NGL	Total
	(in millions)
Operating income included in income from discontinued operations	$—	$1	$1
Other items, net included in income from discontinued operations	1	—	1

Income from discontinued operations before taxes			2
Income tax expense			(1)

Income from discontinued operations			$1

Three Months Ended March 31, 2005

	U.K. CRM	NGL	Total
	(in millions)
Operating income included in income from discontinued operations	$—	$59	$59
Earnings from unconsolidated investments included in income from discontinued operations	—	2	2
Other items, net included in income from discontinued operations	4	(4)	—
Interest expense included in income from discontinued operations			(11)

Income from discontinued operations before taxes			50
Income tax expense			(19)

Income from discontinued operations			$31

As further discussed in Note 3—Dispositions, Contract Terminations and Discontinued Operations—Discontinued Operations—Natural Gas Liquids to our unaudited condensed consolidated financial statements beginning on page F-10 of this prospectus, on October 31, 2005, we completed the sale of DMSLP. As a result of the sale, and as required by Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we have reclassified the operations related to DMSLP, which comprised of the remaining operations of our NGL segment, from continuing operations to discontinued operations.

During the three months ended March 31, 2006, pre-tax income from discontinued operations of $2 million ($1 million after-tax) included $1 million in pre-tax income attributable to NGL. During the three months ended March 31, 2005, pre-tax income from discontinued operations of $50 million ($31 million after-tax) included $46 million in pre-tax income attributable to NGL.

In accordance with EITF Issue 87-24, “Allocation of Interest to Discontinued Operations,” we have allocated interest expense to discontinued operations associated with debt instruments that were required to be paid upon the sale of DMSLP. Interest expense included in income from discontinued operations, which includes interest incurred on our former term loan and our former Generation facility debt, totaled zero and $11 million during the three months ended March 31, 2006 and 2005, respectively.

Income Tax Expense From Discontinued Operations. We recorded an income tax expense from discontinued operations of $1 million during the three months ended March 31, 2006, compared to an income tax expense from discontinued operations of $19 million during the three months ended March 31, 2005. These amounts reflect effective rates of 50% and 36%, respectively. In general, differences between these effective rates and the statutory rate of 35% result primarily from the effect of certain foreign and state income taxes and permanent differences attributable to book-tax differences.

Fiscal Years Ended December 31, 2005, 2004 And 2003

Summary Financial Information. The following tables provide summary financial data regarding our consolidated and segmented results of operations for 2005, 2004 and 2003, respectively.

Year Ended December 31, 2005

	Power Generation				Other and Eliminations
	GEN-MW	GEN-NE	GEN-SO	CRM		Total
Operating income (loss)	$199	$33	$(22)	$(474)	$(298)	$(562)
Earnings (losses) fro unconsolidated investments	7	—	(7)	—	—	—
Other items, net	2	—	(1)	—	9	10
Interest expense						(320)

Loss from continuing operations before taxes						(872)
Income from discontinued operations, net of taxes						288

Cumulative effect of change in accounting principle, net of taxes						(5)

Net income						$228

Year Ended December 31, 2004

	Power Generation				Other and Eliminations
	GEN-MW	GEN-NE	GEN-SO	CRM		Total
	(in millions)
Operating income (loss)	$194	$21	$(53)	$(118)	$(280)	$(236)
Earnings from unconsolidated investments	5	—	111	—	—	116
Other items, net	—	—	—	(3)	8	5
Interest expense						(332)

Loss from continuing operations before taxes						(447)
Income tax benefit						180

Loss from continuing operations						(267)
Income from discontinued operations, net of taxes						163

Net loss						$(104)

Year Ended December 31, 2003

	Power Generation				Other and Eliminations
	GEN-MW	GEN-NE	GEN-SO	CRM		Total
	(in millions)
Operating income (loss)	$196	$46	$(44)	$(385)	$(243)	$(430)
Earnings (losses) from unconsolidated investments	12	—	124	(2)	—	134
Other items, net	—	—	1	31	(9)	23
Interest expense						(332)

Loss from continuing operations before taxes						(605)
Income tax benefit						241

Loss from continuing operations						(364)
Income from discontinued operations, net of taxes						88
Cumulative effect of change in accounting principle, net of taxes						42

Net loss						$(234)

The following table provides summary segmented operating statistics for 2005, 2004 and 2003, respectively:

	Year Ended December 31,
	2005	2004	2003
GEN-MW
Million Megawatt Hours Generated—Gross and Net	21.9	22.6	23.7
Average On-Peak Market Power Prices ($/MWh):
Cinergy	$64	$43	$37
Commonwealth Edison (NI Hub)	$62	$42	$37

GEN-NE
Million Megawatt Hours Generated—Gross and Net	6.0	6.0	5.6
Average On-Peak Market Power Prices ($/MWh):
New York—Zone G	$92	$62	$61

GEN-SO
Million Megawatt Hours Generated—Gross	6.6	8.5	9.8
Million Megawatt Hours Generated—Net	5.3	6.7	7.9
Average On-Peak Market Power Prices ($/MWh):
Southern	$71	$49	$41
ERCOT	$80	$51	$45
SP-15	$73	$55	$52
Average Natural Gas Price—Henry Hub ($/MMBtu) (1)	$8.80	$5.85	$5.28

Natural Gas Liquids (3)
Gross NGL production (MBbls/d):
Field plants	56.6	57.3	59.6
Straddle plants	23.7	26.6	25.6

Total gross NGL production	80.3	83.9	85.2

Natural gas (residue) sales (Bbtu/d)	185.0	182.8	174.4

Natural gas inlet volumes (MMCFD):
Field plants	518.5	535.6	591.0
Straddle plants	1,030.2	990.0	1,103.1

Total natural gas inlet volumes	1,548.7	1,525.6	1,694.1

	Year Ended December 31,
	2005	2004	2003
Fractionation volumes (MBbls/d)	173.8	202.5	185.3
Natural gas liquids sold (MBbls/d)	257.7	282.5	311.7
Average commodity prices:
Crude oil—WTI ($/Bbl)	$54.75	$41.43	$31.01
Natural gas—Henry Hub ($/MMbtu) (2)	$7.87	$6.13	$5.38
Natural gas liquids ($/Gal)	$0.87	$0.71	$0.55
Fractionation spread ($/MMBtu)—daily	$1.91	$2.18	$0.79

(1)	Calculated as the average of the daily gas prices for the period.
(2)	Calculated as the average of the first of the month prices for the period.
(3)	Operating statistics for NGL for the year ended December 31, 2005 only include statistics through October 31, 2005, the date of the sale of DMSLP to Targa.

The following tables summarize significant items on a pre-tax basis, with the exception of the 2005 tax item, affecting net income (loss) for the periods presented.

	Year Ended December 31, 2005
	Power Generation
	GEN-MW	GEN-NE	GEN-SO	CRM	NGL	Other	Total
	(in millions)
Discontinued operations (1)	$—	$—	$—	$6	$1,250	$—	$1,256
Sterlington toll settlement	—	—	—	(364)	—	—	(364)
Legal and settlement charges	—	—	—	(38)	—	(154)	(192)
Asset impairment	(29)	—	—	—	—	—	(29)
Impairment of generation investments	—	—	(23)	—	—	—	(23)
Restructuring costs	—	—	—	—	—	(11)	(11)
Taxes	—	—	—	—	—	24	24

Total	$(29)	$—	$(23)	$(396)	$1,250	$(141)	$661

(1)	Discontinued operations for NGL includes gain on sale of DMSLP of $1,087 million.

	Year Ended December 31, 2004
	Power Generation
	GEN-MW	GEN-NE	GEN-SO	CRM	NGL	Other	Total
	(in millions)
Discontinued operations (1)	$—	$—	$—	$19	$254	$—	$273
Kendall toll restructuring	—	—	—	(115)	—	—	(115)
Legal and settlement charges	(9)	—	2	(13)	—	(92)	(112)
Impairment of West Coast Power	—	—	(85)	—	—	—	(85)
Acceleration of financing costs	—	—	—	—	—	(14)	(14)
Gas transportation contracts	—	—	—	88	—	—	88
Gain on sale of Oyster Creek	—	—	15	—	—	—	15

Total	$(9)	$—	$(68)	$(21)	$254	$(106)	$50

(1)	Discontinued operations for NGL includes pre-tax gains on sales of Indian Basin, Hackberry LNG and Sherman totaling $36 million, $17 million and $16 million, respectively.

	Year Ended December 31, 2003
	Power Generation
	GEN-MW	GEN-NE	GEN-SO	CRM	NGL	Other	Total
	(in millions)
Discontinued operations (1)	$—	$—	$—	$(12)	$148	$(3)	$133
Southern Power tolling settlement	—	—	—	(133)	—	—	(133)
Independence power tolling contract	—	—	—	(121)	—	—	(121)
Legal charges	—	—	—	—	—	(50)	(50)
Batesville tolling settlement	—	—	—	(34)	—	—	(34)
Kroger settlement	—	—	—	(30)	—	—	(30)
Impairment of generation investments	(5)	—	(11)	—	—	—	(16)
Acceleration of financing costs	—	—	—	—	—	(24)	(24)
West Coast Power goodwill impairment	—	—	(20)	—	—	—	(20)
Gain on sale of Hackberry LNG (1)	—	—	—	2	—	—	2
Cumulative effect of change in accounting principles	45	11	(32)	43	—	—	67

Total	$40	$11	$(63)	$(285)	$148	$(77)	$(226)

(1)	Discontinued operations for NGL includes pre-tax gains on the sale of Hackberry LNG totaling $25 million and a $12 million impairment of an equity investment.

Year Ended 2005 Compared to Year Ended 2004

Operating Loss

Operating loss was $562 million for the year ended December 31, 2005, compared to $236 million for the year ended December 31, 2004.

Power Generation—Midwest Segment. Operating income for GEN-MW was $199 million for the year ended December 31, 2005, compared with $194 million for 2004.

Results from our coal-fired generating units increased from $392 million for the year ended December 31, 2004 to $415 million for 2005. Average on-peak prices in the NI Hub/ComEd pricing region increased from $42 per MWh in 2004 to $62 per MWh for 2005. Additionally, volumes were up 3%, from 20.7 million MWh for 2004 to 21.3 million MWh. Despite the increases in output and price, results from our coal-fired generating units were negatively impacted by the AmerenIP contract, preventing us from recognizing the full benefit of the increase in market prices. Volumes sold pursuant to this contract with AmerenIP increased 25% in 2005 compared to 2004, resulting in a reduced supply of power available for sale at prevailing market prices in 2005. During certain peak periods, Ameren took higher volumes than we expected, resulting in a need to purchase power at market prices in order to satisfy our obligations. Please read “Business—Segment Discussion—Power Generation—Midwest Segment” beginning on page 105 of this prospectus for a discussion of the contractual terms of these agreements. Volumes, excluding those sold under the AmerenIP contract, decreased by 1.7 million MWh from 2004 to 2005. Additionally, GEN-MW’s results for 2005 include $23 million of net mark-to-market income. As a result of increased power prices and overall power price volatility, we recognized $9 million of mark-to-market gains during 2005 associated with options sold during the period, and $8 million of mark-to-market gains associated with other financial transactions. Additionally, as of December 31, 2005, we recorded $5 million of income related to FTRs that were not designated as cash flow hedges. For the year ended December 31, 2004, our results included $16 million of mark-to-market losses, primarily related to options and other transactions that economically hedged our generation assets, and were not accounted for as cash flow hedges.

Results for our gas-fired peaking facilities in GEN-MW were improved by $11 million, from a loss of $4 million for 2004 to earnings of $7 million for 2005. This improvement was a result of favorable power pricing, caused primarily by warm weather and generally higher fuel prices. These factors made it economical to produce substantially more power than our gas-fired facilities produced in 2004. However, our 2005 results also include a lower of cost or market charge of $5 million related to the write-down of spare parts inventory.

General and administrative expense for GEN-MW decreased from $38 million in 2004 to $34 million in 2005 largely due to expenses associated with the Baldwin consent decree in 2004. Depreciation expense increased slightly, from $156 million in 2004 to $157 million in 2005. Improved 2005 results were partly offset by a $29 million charge associated with the impairment of a gas turbine not currently in use.

Power Generation—Northeast Segment. Operating income for GEN-NE was $33 million for the year ended December 31, 2005, compared to $21 million for the year ended December 31, 2004. Average on-peak market prices increased from $62 per MWh in 2004 to $92 per MWh in 2005. Compressed spark spreads for part of the year resulted in lower production at our Roseton facility, where volumes fell by 0.5 million MWh from 2004 to 2005. However, during the times Roseton was running, spark spreads were higher than the previous year. Generated volumes at our Danskammer facility rose by 0.4 million MWh from 2004 to 2005. The benefit of increased spark spreads was partly offset by operating expense, which increased from $120 million in 2004 to $139 million in 2005, primarily as a result of the timing of maintenance projects, as well as an increase in labor costs. GEN-NE’s results included $12 million of mark-to-market losses and $17 million of mark-to-market gains in 2005 and 2004 respectively, related to financial transactions not designated as cash flow hedges.

General and administrative expense in GEN-NE decreased slightly, from $13 million in 2004 to $12 million in 2005. Depreciation expense for GEN-NE remained flat at $10 million.

Power Generation—South Segment. Operating loss for GEN-SO was $22 million for the year ended December 31, 2005, compared to a loss of $53 million for the year ended December 31, 2004.

Results from our ERCOT facility improved by $18 million, from a loss of $12 million for 2004 to income of $6 million for 2005. Power prices increased by 57% from 2004 to 2005, and we were also able to provide additional ancillary services to the market. Results from our peaker assets in the Southeast increased, from a loss of $5 million in 2004 to earnings of $4 million in 2005, as a result of improved spark spreads in the region.

Included in the 2004 results discussed above are $8 million of mark-to-market losses, $3 million of which relates to hedge ineffectiveness in the ERCOT region, and $5 million of which relates to financial transactions not designated as cash flow hedges.

General and administrative expense was $11 million in both 2004 and 2005. Depreciation expense decreased slightly, from $24 million in 2004 to $23 million for 2005.

CRM. Operating loss for the CRM segment was $474 million for 2005, compared to operating loss of $118 million in 2004.

Results for 2005 were impacted by the following items:

•	$364 million charge associated with the agreement to terminate our Sterlington Toll Contract.

•	$69 million net losses related to our legacy power positions, including our Sterlington and Independence tolling arrangements. These losses were primarily the result of fixed payments on power tolling arrangements in excess of realized margins on power generated and sold.

•	$24 million net mark-to-market loss from our legacy gas and emissions positions.

•	$38 million charge related to increased legal reserves. The increased legal reserves resulted from additional activities during the year that affected management’s assessment of the probable and estimable loss associated with the applicable proceedings.

These losses were partly offset by a $21 million gain related to the termination of a contract to sell emissions allowances.

Results for 2004 were impacted by the following items:

•	$88 million gain associated with the exit of four natural gas transportation agreements in support of our third party marketing business; and

•	$115 million charge associated with our entry into a “back-to-back” power purchase agreement with a subsidiary of Constellation Energy in November 2004 to mitigate the effect of the Kendall tolling arrangement through 2008.

This segment’s results for 2004 also reflect the impact of fixed payments on our remaining power tolling arrangements in excess of realized margins on power generated and sold and include $10 million in gains associated with the mark-to-market value of certain legacy gas contracts which had previously been accounted for on an accrual basis.

Other. Other operating loss was $298 million in 2005, compared to a loss of $280 million in 2004. Results for 2005 include a $154 million charge associated with the recent settlement of our and Dynegy’s shareholder class action litigation. Results for 2005 also include an $11 million charge associated with our December 2005 restructuring. Results for 2004 include approximately $92 million of expenses related to legal and settlement charges. The legal charges resulted from additional activities during the period that affected management’s assessment of the probable and estimable loss associated with the applicable proceedings. In addition, 2005 results benefited from lower compensation, insurance and external consultant costs compared to the same period in 2004.

Earnings from Unconsolidated Investments

Earnings from unconsolidated investments were zero for the year ended December 31, 2005, compared to $116 million for the year ended December 31, 2004.

Power Generation—Midwest Segment. Earnings from unconsolidated investments for GEN-MW were $7 million for the year ended December 31, 2005, compared to $5 million for the year ended December 31, 2004. Both periods included $7 million of earnings related to our Rocky Road investment, which we own jointly with NRG Energy. Additionally, 2004 earnings included an $8 million impairment related to the sale of our 50% interest in the Michigan Power generating facility, which, when netted against our earnings from the investment for 2004, resulted in a $2 million net loss.

Power Generation—South Segment. Losses from unconsolidated investments for GEN-SO were $7 million for 2005, compared with earnings of $111 million for 2004.

For 2005, our 50% interest in our investment in Black Mountain (Nevada Cogeneration) reported earnings of $5 million; however, these earnings were more than offset by a $13 million impairment charge. This charge is the result of a decline in value of the investment related to the high cost of fuel in relation to a third party power purchase agreement through 2023 for 100% of the output of the facility. This agreement provides that Black Mountain (Nevada Cogeneration) will receive payments that decrease over time. Additionally, in 2005 we recorded a $10 million impairment charge related to our investment in West Coast Power, related to the pending sale of our 50% interest in the investment to our partner, NRG. This charge almost completely offset the $11 million of 2005 earnings from the investment.

Our West Coast Power investment was the primary driver of equity earnings in this segment during 2004. Total earnings from the investment of $165 million in 2004 were partially offset by an impairment charge of $85 million triggered by the expiration of West Coast Power’s CDWR contract, resulting in net earnings of $80 million. Earnings for 2004 also include a gain of $15 million on the sale of our 50% interest in the Oyster Creek facility in Texas. In addition to the gain on sale, we reported $5 million of earnings from the Oyster Creek investment. In September 2004, we sold our 50% interest in the Hartwell facility, resulting in a gain of approximately $2 million. Our 2004 earnings from Hartwell, including this gain, were $4 million. Our 2004 earnings also included approximately $2 million from Commonwealth, which we sold in the fourth quarter 2004. Finally, our 2004 earnings included $5 million from our investment in Black Mountain (Nevada Cogeneration).

Other Items, Net

Other items, net totaled $10 million of income in 2005, compared to $5 million in 2004. The increase is primarily associated with higher interest income in 2005 due to higher cash balances and higher interest rates.

Interest Expense

Interest expense totaled $320 million in 2005, compared to $332 million in 2004. The decrease is primarily attributable to decreased amortization of debt issuance costs in 2005.

Income Tax Benefit

We reported an income tax benefit from continuing operations of $288 million in 2005, compared to $180 million in 2004. The 2005 effective tax rate was 33%, compared to 40% in 2004. The 2005 tax benefit includes a $14 million expense primarily related to an increase in the valuation allowance associated with foreign NOLs. The 2004 tax benefit includes a $3 million benefit related to a reduction in a deferred tax capital losses valuation allowance associated with anticipated gains on asset sales. Excluding these items from the 2005 and 2004 calculations would result in effective tax rates of 35% in 2005 and 40% in 2004. In general, differences between these adjusted effective rates and the statutory rate of 35% result primarily from the effect of certain foreign and state income taxes and permanent differences attributable to book-tax basis differences.

Please read Note 13—Income Taxes to our audited consolidated financial statements beginning on page F-68 of this prospectus for further discussion of our income taxes.

Discontinued Operations

Income From Discontinued Operations Before Taxes. Discontinued operations include our global liquids business and DMSLP in our NGL segment and our U.K. CRM business and U.K. natural gas storage assets in the CRM segment. The following summarizes the activity included in income from discontinued operations:

Year Ended December 31, 2005

	U.K. CRM	NGL	Other	Total
	(in millions)
Operating income included in income from discontinued operations	$—	$1,320	$—	$1,320
Earnings from unconsolidated investments included in income from discontinued operations	—	5	—	5
Other items, net included in income from discontinued operations	6	(22)	—	(16)
Interest expense included in income from discontinued operations				(53)

Income from discontinued operations before taxes				1,256
Income tax expense				(439)

Income from discontinued operations				$817

Year Ended December 31, 2004

	U.K. CRM	NGL	Other	Total
	(in millions)
Operating income included in income from discontinued operations	$1	$293	$—	$294
Earnings from unconsolidated investments included in income from discontinued operations	—	10	—	10
Other items, net included in income from discontinued operations	18	(22)	—	(4)
Interest expense included in income from discontinued operations				(27)

Income from discontinued operations before taxes				273
Income tax expense				(110)

Income from discontinued operations				$163

As further discussed in Note 3—Dispositions, Contract Terminations and Discontinued Operations—Discontinued Operations—Natural Gas Liquids to our audited consolidated financial statements beginning on page F-52 of this prospectus, on October 31, 2005, we completed the sale of DMSLP. As a result of the sale, and as required by Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we have reclassified the operations related to DMSLP, which comprised of the remaining operations of our NGL segment, from continuing operations to discontinued operations.

In 2005, pre-tax income from discontinued operations of $1,256 million ($817 million after-tax) included $1,250 million in pre-tax income attributable to NGL. In 2004, pre-tax income from discontinued operations of $273 million ($163 million after-tax) included $254 million in pre-tax income attributable to NGL. Included in NGL’s 2005 pre-tax income is a pre-tax gain on the sale of DMSLP of $1,087 million and income attributable to ten months of operations. NGL’s pre-tax income in 2004 included income attributable to twelve months of operations, as well as pre-tax gains of $17 million, $16 million and $36 million, respectively, from our Hackberry LNG, Sherman processing plant and Indian Basin sales, offset by an impairment of $5 million for our Puckett gas treating plant and gathering system due to rapidly depleting reserves associated with that facility.

In accordance with EITF Issue 87-24, “Allocation of Interest to Discontinued Operations,” we have allocated interest expense to discontinued operations associated with debt instruments that were required to be paid upon the sale of DMSLP. Interest expense included in income from discontinued operations, which includes interest incurred on our term loan scheduled to mature in 2010 and our Generation facility debt scheduled to mature in 2007, totaled $53 million and $27 million for 2005 and 2004, respectively.

Income Tax Expense From Discontinued Operations. We recorded an income tax expense from discontinued operations of $439 million in 2005, compared to an income tax expense from discontinued operations of $110 million in 2004. These amounts reflect effective rates of 35% and 40%, respectively. The income tax expense in 2005 includes a $34 million benefit associated with reducing a valuation allowance related to our capital loss carryforward. We reduced the valuation allowance related to our capital loss carryforward primarily as a result of capital gains recognized from our sale of DMSLP. For further information regarding the sale, please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Discontinued Operations—Natural Gas Liquids to our audited consolidated financial statements beginning on page F-52 of this prospectus. The income tax expense in 2004 includes $20 million in tax expenses related to the conclusion of prior year tax audits. Excluding these items, the 2005 and 2004 effective tax rates would be 38% and 33%, respectively. In general, differences between these effective rates and the statutory rate of 35% result primarily from the effect of certain foreign and state income taxes and permanent differences attributable to book-tax differences.

Cumulative Effect of Change in Accounting Principle

On December 31, 2005, we adopted FIN No. 47. In connection with its adoption, we realized a cumulative effect loss of approximately $5 million ($7 million pre-tax). For further information, please see Note 2—Accounting Policies—Asset Retirement Obligations to our audited consolidated financial statements beginning on page F-43 of this prospectus.

Year Ended 2004 Compared to Year Ended 2003

Operating Loss

Operating loss was $236 million for the year ended December 31, 2004, compared to $430 million for the year ended December 31, 2003.

Power Generation—Midwest Segment. Operating income for GEN-MW, where we produced approximately 60% of our generated volumes, was $194 million for the year ended December 31, 2004, compared to $196 million for the year ended December 31, 2003. Increased prices contributed $23 million for 2004 compared to 2003. Additionally, we experienced a $28 million reduction in coal transportation costs in GEN-MW, resulting from a transportation contract which took effect at the beginning of 2004. However, improved pricing was partially offset by an increase in operating expenses for GEN-MW of approximately $12 million, resulting from the timing of maintenance expenditures, as well as increases in labor costs. Additionally, we reported $17 million less capacity revenue in 2004 as compared with 2003. Volumes were down slightly, from 21.1 million MWh for 2003 to 20.7 million MWh for 2004. This decrease was largely due to reduced production at our Havana facility, resulting from our management of fuel inventories in anticipation of our switch to PRB coal. Our 2004 results include $16 million of mark-to-market losses, compared with $3 million of losses in 2003. Results from our gas-fired peaking facilities decreased from $2 million in 2003 to a loss of $4 million in 2004. Additionally, results were affected by an $8 million increase in depreciation expense, resulting from the completion of our Rolling Hills generation facility, as well as other capital projects placed into service in 2003. General and administrative expense increased slightly, from $37 million in 2003 to $38 million in 2004.

Power Generation—Northeast Segment. Operating income for GEN-NE was $21 million for the year ended December 31, 2004, compared to $46 million for the year ended December 31, 2003. This decrease was primarily the result of pricing effects year over year, as increased fuel costs more than offset an increase in power prices. This resulted in a $21 million reduction in earnings. Additionally, we realized $11 million less revenue in 2004 under a transitional power purchase agreement, which expired in October 2004. Operating expense in GEN-NE was up $3 million year over year as a result of increased labor and tax expense. However, these reductions in earnings were partially offset by a 7% increase in volumes, which contributed an additional $6 million, largely the result of the dual fuel capabilities of our Roseton unit. GEN-NE results also included $17 million and $20 million of mark-to-market gains in 2004 and 2003, respectively. Depreciation increased slightly, from $9 million in 2003 to $10 million in 2004, while general and administrative expense remained flat at $13 million in both periods.

Power Generation—South Segment. Operating loss for GEN-SO was $53 million for the year ended December 31, 2004, compared to a loss of $44 million for the year ended December 31, 2003. Results from our peaking facilities in the Southeast decreased by $25 million, primarily as a result of the loss of capacity revenues related to a contract that expired at the end of 2003. Results from our ERCOT facility improved by $8 million, from a loss of $20 million in 2003 to a loss of $12 million in 2004. Additionally, 2003 results included a charge of $11 million related to a comprehensive settlement agreement with a manufacturer of turbines in which we agreed in principle to forfeit a prepayment in the amount of $11 million. GEN-SO results included mark-to-market losses of $8 million and $6 million in 2004 and 2003, respectively. Depreciation decreased from $28 million in 2003 to $24 million in 2004.

CRM. Operating loss for the CRM segment was $118 million for 2004, compared to operating loss of $385 million in 2003.

Results for 2004 were impacted by the following items:

•	$88 million gain associated with the exit of four natural gas transportation agreements in support of our third party marketing business; and

•	$115 million charge associated with our entry into a “back-to-back” power purchase agreement with a subsidiary of Constellation Energy in November 2004 to mitigate the effect of the Kendall tolling arrangement through 2008.

This segment’s results for 2004 also reflect the impact of fixed payments on our remaining power tolling arrangements in excess of realized margins on power generated and sold and include $10 million in gains associated with the mark-to-market value of certain legacy gas contracts which had previously been accounted for on an accrual basis.

Results for 2003 were impacted by the following pre-tax losses:

•	$133 million charge associated with the settlement of power tolling arrangements with Southern Power, for which we paid $155 million;

•	$121 million mark-to-market loss on contracts associated with the Independence power tolling arrangement;

•	$34 million charge associated with the cash settlement of the Batesville tolling arrangement; and

•	$30 million charge associated with the settlement of power supply agreements with Kroger, for which we received approximately $110 million.

Additionally, 2003 results include gains from the sale of natural gas inventories offset by changes in the value of our remaining marketing and trading activity, and fixed payments on our power tolling arrangements in excess of realized margins on power generated and sold.

Other. Other operating loss was $280 million in 2004, compared to $243 million in 2003. The losses in 2004 and 2003 primarily relate to general and administrative expenses and depreciation and amortization expenses which are incurred at a corporate level. The higher loss in 2004 related primarily to increased legal and settlement charges, costs related to compliance with Section 404 of the Sarbanes-Oxley Act and higher professional fees.

Operating loss for 2004 includes approximately $92 million of expenses related to legal and settlement charges. Operating loss for 2003 includes legal charges of $50 million. The legal charges in both periods resulted from additional activities during each period that affected management’s assessment of the probable and estimable loss associated with the applicable proceedings.

Earnings from Unconsolidated Investments

Earnings from unconsolidated investments were $116 million for the year ended December 31, 2004, compared to $134 million for the year ended December 31, 2003.

Power Generation—Midwest Segment. Earnings from unconsolidated investments for GEN-MW were $5 million for the year ended December 31, 2004, compared to $12 million for the year ended December 31, 2003. Both periods included $7 million of earnings related to our Rocky Road investment, which we own jointly with NRG Energy. 2004 earnings included an $8 million impairment related to the sale of our 50% interest in the Michigan Power generating facility, which when netted against our earnings from the investment for 2004, resulted in a $2 million net loss. 2003 earnings include $5 million from Michigan Power.

Power Generation—South Segment. Earnings from unconsolidated investments for GEN-SO were $111 million for 2004, compared with earnings of $124 million for 2003.

Our West Coast Power investment was the primary driver of equity earnings for 2004. Total earnings from the investment of $165 million in 2004 were partially offset by an impairment charge of $85 million triggered by the expiration of West Coast Power’s CDWR contract, resulting in net earnings of $80 million. Earnings for 2004 also include a gain $15 million on the sale of our 50% interest in the Oyster Creek facility in Texas. In addition to the gain on sale, we reported $5 million of earnings from the Oyster Creek investment. In September 2004, we sold our 50% interest in the Hartwell facility, resulting in a gain of approximately $2 million. Our 2004 earnings from Hartwell, including this gain, were $4 million. Our 2004 earnings also included approximately $2 million from Commonwealth and $5 million from our investment in Black Mountain (Nevada Cogeneration).

West Coast Power’s Earnings of $137 million for 2003 were partially offset by a $20 million charge associated with our 50% share of a goodwill impairment charge recorded by West Coast Power in the fourth quarter 2003. Earnings of $18 million from our remaining U.S. investments were partly offset by impairment charges of $11 million.

CRM. CRM’s losses from unconsolidated investments were zero during 2004 compared to $2 million in 2003. As of December 31, 2003, CRM has no material unconsolidated investments. As such, future results are expected to be immaterial.

Other Items, Net

Other items, net consists of other income and expense items, net, minority interest income (expense) and accumulated distributions associated with trust preferred securities. Other items, net totaled income of $5 million and $23 million for 2004 and 2003, respectively.

The 2004 results included $7 million in interest income.

The 2003 results included the following items:

•	$20 million in minority interest income;

•	$11 million in interest income; offset by

•	$8 million charge for accumulated distributions associated with trust preferred securities.

Interest Expense

Interest expense totaled $332 million for both 2004 and 2003.

Income Tax Benefit

We reported an income tax benefit from continuing operations of $180 million in 2004, compared to $241 million in 2003. These amounts reflect effective rates of 40% for both 2004 and 2003. The 2004 tax benefit includes a $3 million benefit related to a reduction in a deferred tax capital losses valuation allowance associated with gains on asset sales. Excluding this item from the 2004 calculation would result in an effective tax rate of 40%. In general, differences between this adjusted effective rates and the statutory rate of 35% result primarily from the effect of certain foreign and state income taxes and permanent differences attributable to book-tax basis differences.

Please read Note 13—Income Taxes to our audited consolidated financial statements beginning on page F-68 of this prospectus for further discussion of our income taxes.

Discontinued Operations

Income From Discontinued Operations Before Taxes. Discontinued operations include our global liquids business and DMSLP in our NGL segment and our U.K. CRM business and U.K. natural gas storage assets in the CRM segment. The following summarizes the activity included in income from discontinued operations:

Year Ended December 31, 2004

	U.K. CRM	NGL	Other	Total
	(in millions)
Operating income included in income from discontinued operations	$1	$293	$—	$294
Earnings from unconsolidated investments included in income from discontinued operations	—	10	—	10
Other items, net included in income from discontinued operations	18	(22)	—	(4)
Interest expense included in income from discontinued operations				(27)

Income from discontinued operations before taxes				273
Income tax expense				(110)

Income from discontinued operations				$163

Year Ended December 31, 2003

	U.K. CRM	NGL	Other	Total
	(in millions)
Operating income included in income from discontinued operations	$(10)	$173	$(2)	$161
Earnings from unconsolidated investments included in income from discontinued operations	—	(2)	—	(2)
Other items, net included in income from discontinued operations	(3)	(17)	—	(20)
Interest expense included in income from discontinued operations				(6)

Income from discontinued operations before taxes				133
Income tax expense				(45)

Income from discontinued operations				$88

As further discussed in Note 3—Dispositions, Contract Terminations and Discontinued Operations—Discontinued Operations—Natural Gas Liquids to our audited consolidated financial statements beginning on page F-52 of this prospectus, on October 31, 2005, we completed the sale of DMSLP which comprised the NGL segment prior to the sale. As a result of the sale and as required by SFAS No. 144, we have reclassified the operations of the remaining NGL segment, primarily related to DMSLP, from continuing operations to discontinued operations.

In 2004, pre-tax income from discontinued operations of $273 million ($163 million after-tax income) included $254 million in pre-tax income attributable to NGL. In 2003, pre-tax income from discontinued operations of $133 million ($45 million after-tax) included $148 million in pre-tax income attributable to NGL. Included in NGL’s 2004 pre-tax income are pre-tax gains of $17 million, $16 million and $36 million, respectively, from our Hackberry LNG, Sherman processing plant and Indian Basin sales, offset by an impairment of $5 million at our Puckett gas processing facility. NGL’s pre-tax income for 2003 included a $25 million gain on sale of our ownership interest in the Hackberry LNG facility and a $3 million gain associated with the expiration of an environmental indemnity obligation. Additionally, NGL’s 2003 results were negatively impacted by a $12 million pre-tax impairment on our minority investment in GCF related to the difference between our book value and indicative bids received related to the possible sale of our minority investment.

In accordance with EITF Issue 87-24, “Allocation of Interest to Discontinued Operations,” we have allocated interest expense to discontinued operations associated with debt instruments that were required to be paid upon the sale of DMSLP. Interest expense included in income from discontinued operations, which includes interest incurred on our term loan scheduled to mature in 2010 and our Generation facility debt scheduled to mature in 2007, totaled $27 million and $6 million for 2004 and 2003, respectively.

Income Tax Expense From Discontinued Operations. We reported an income tax expense from discontinued operations of $110 million in 2004, compared to $45 million in 2003. These amounts reflect effective rates of 40% and 34%, respectively. The 2004 tax expense includes $20 million in tax expenses related to the conclusion of prior year tax audits. Please read Note 13—Income Taxes to our audited consolidated financial statements beginning on page F-68 for further discussion. Excluding this item from the 2004 calculations would result in an effective tax rate of 33%. In general, differences between these adjusted effective rates and the statutory rate of 35% result primarily from the effect of certain foreign and state income taxes and permanent differences attributable to book-tax basis differences.

Cumulative Effect of Change in Accounting Principles

We reflected EITF Issue 02-03’s rescission of EITF Issue 98-10 effective January 1, 2003 as a cumulative effect of change in accounting principle. The net impact was a pre-tax benefit of $33 million ($21 million after-tax), of which a benefit of $43 million was recognized in our CRM segment and a charge of $10 million was recognized in our Generation business. We also adopted SFAS No. 143 effective January 1, 2003 and recognized a pre-tax benefit of $57 million ($36 million after-tax) associated with its implementation in our power generation business. Finally, we adopted certain provisions of FIN No. 46R in the fourth quarter 2003 and recognized a pre-tax charge of $23 million ($15 million after-tax) in our GEN-SO segment related to our CoGen Lyondell facility.

Please read Note 2—Accounting Policies to our audited consolidated financial statements beginning on page F-41 of this prospectus for further discussion of our adoption of recent accounting policies.

2006 Outlook

The following summarizes our outlook for the remainder of 2006 for our power generation business and our CRM business.

Power Generation Business. Generally, we expect that future generation business financial results will continue to reflect sensitivity to fuel and emissions commodity prices, market prices for energy, ancillary services and capacity, transportation and transmission logistics, weather conditions and in-market asset availability. We continue to manage price risk through optimization of fuel procurement and we expect to limit long-term forward sales of power and related transactions in order to capture short-term market pricing opportunities. Any change in commodity prices will affect our earnings either positively or negatively depending on the direction of the commodity price movement.

GEN- MW. We expect our results to continue to be impacted by fuel and power prices, in-market availability of our assets and fuel availability. Although we expect power prices to continue to remain high in the Midwest, we will not be able to fully realize these prices due to volume options held by AmerenIP in our fixed price power purchase agreement with them. This agreement expires at the end of 2006. Under terms of this power purchase agreement, AmerenIP can take up to 2,800 MW of energy and ancillary services in each hour at a fixed price of $30/MWh around the clock from May-September; and, up to 2,300 MW of energy and ancillary services in each hour at a fixed price of $30/MWh around the clock during the other months. Over the course of a year, AmerenIP’s takes are contractually constrained by quarterly and annual limitations. Beyond these limits, AmerenIP may request up to another 150 MW in each hour at a market-based price.

Beyond 2006, Midwest results will be affected by the expiration of this power purchase agreement and decisions we make with regard to the sale of our production in the Illinois auction described below, under potential new bilateral agreements and/or directly into the wholesale market. Depending on these decisions, expiration of this contract may result in increased exposure to market price volatility and a stronger price environment potentially allowing us to realize additional revenue.

Another factor impacting our results in the Midwest beyond 2006 will be the regulatory environment in Illinois. In January 2006, the Illinois Commerce Commission approved proposals by the two major Illinois electric utilities to hold an auction as the means by which they will procure capacity and energy necessary to serve load after 2006. While the ICC issued orders approving a reverse auction process, there remains a possibility of substantial legal, regulatory, and legislative challenge to these orders and the power of the ICC to issue them. Thus, it is difficult to predict (i) whether an auction or some other mechanism(s), if any, will be approved in advance of 2007, and (ii) what impact an auction or lack thereof will have on our results.

Operation of our Midwest generation facilities is in part dependent on our ability to procure coal. Power generators have experienced significant pressures on coal supply availability that are either transportation or supply related. Long-term supply and transportation agreements for our Midwest fleet largely mitigate these concerns from a commitment perspective; however, we have experienced decreased delivery certainty since the third quarter 2004, and more significantly since May 2005, as a result of increased track maintenance programs, weather delays and train derailments. As this situation persists in 2006, we may re-implement a program to selectively conserve coal during off-peak periods, foregoing the revenue associated with this off-peak production to ensure adequate coal supply for on-peak load during high demand periods in 2006. A similar approach was successful in fourth quarter 2005.

During 2005, our results reflected increased demand for capacity-related products from our peaking and intermediate generation facilities. In addition, we benefited from operation of all of our peaking plants at certain times during the summer months of 2005. Based on increased demand and market design changes, including the 2005 implementation of a fully-functioning market in MISO, we continue to expect a contribution from our peaking and intermediate generation facilities in the summer months of 2006. This will be largely subject to market demand and will therefore be heavily impacted by weather and system reliability.

GEN-NE. We expect commodity fuel prices and market prices for energy and capacity to continue to be strong, although current forward prices are lower than forward market highs seen in the fall of 2005. Spreads are expected to remain volatile as fuel prices change. Warmer than normal temperatures through the first three months of 2006 have resulted in lower than expected demand. As a result, we expect year-to-year decreased runtime for our at-the-money facilities in the first half of 2006, particularly at our Roseton facility.

Our results are also dependent on our ability to maintain coal and oil deliveries to the facilities. We continue to maintain sufficient coal and oil inventories and contractual commitments to provide us with a stable fuel supply.

Additionally, our results could be affected by potential changes in New York state environmental regulations, including a proposed rule to limit mercury emissions from coal fired facilities that is stricter than the federal rules, as well as our ability to obtain permits necessary for the operation of our facilities. For further discussion of these matters, please see Note 10—Regulatory Issues—Roseton State Pollutant Discharge Elimination System Permit to our unaudited condensed consolidated financial statements beginning on page F-26 of this prospectus.

GEN-SO. We entered into various agreements in September 2005 extending the steam and energy sales component of an ongoing relationship to sell up to approximately 80 MW of energy and 1.5 million pounds per hour of steam from our CoGen Lyondell cogeneration facility to Lyondell Chemical Company for an initial term from January 2007 through December 2021 and subsequent automatic rollover terms of two years each thereafter through December 2046. Expected incremental annual operating income associated with this contract will range between $40 million to $55 million. The primary driver of this improvement is the adjustment to the price of steam supplied to Lyondell Chemical. In addition, we retain our ability to capture market upside in the Texas region for the excess generation from the Cogen Lyondell facility.

Our peaking facilities in the South continue to contribute revenue from sales of capacity mainly to local load-serving entities or wholesale buyers. We currently have a substantial portion of our portfolio capacity committed on an annual basis through 2015. Where we have uncommitted capacity and energy, we believe opportunities to sell additional capacity from these facilities will develop at times during the year. Due to the regulated, non-liquid market available in this region, our results will be impacted by our ability to complete additional sales to a limited pool of buyers for these products.

CRM. Our CRM business segment’s future results of operations will be significantly impacted by our ability to complete our exit from this business. Our CRM business remains a party to certain legacy gas and power transactions, most of which have been hedged. However, we expect to continue to incur cash outflows associated with the legacy transactions. We are proactively working with our customers to exit the remainder of our obligations on economically favorable terms.

In January 2005, Dynegy completed its purchase from Exelon Corporation of all of the outstanding capital stock of ExRes SHC, Inc., the parent company of Sithe Energies and Independence. Please read Note 8—Related Party Transactions to our unaudited condensed consolidated financial statements beginning on page F-15 of this prospectus for further discussion. The acquisition transformed the tolling and swap contracts into Dynegy intercompany (and our affiliate) agreements, but did not change our obligations under the toll or its impact on our consolidated financial statements. Other than the reporting of the transactions with Independence as affiliate transactions, we do not anticipate any other material impact to us from the transaction.

CASH FLOW DISCLOSURES

The following tables includes data from the operating section of our unaudited condensed consolidated statements of cash flows (for the three months ended March 31, 2006 and 2005) and the consolidated statements of cash flows (for the years ended December 31, 2005, 2004 and 2003) and include cash flows from our discontinued operations, which are disclosed on a net basis in loss on discontinued operations, net of tax, in our unaudited condensed consolidated statements of operations or consolidated statements of operations or consolidated statements of operations as applicable:

Three Months Ended March 31, 2006 And 2005

	Quarters Ended March 31,
	2006	2005
	(in millions)
Operating cash flows from our generation businesses	$193	$81
Operating cash flows from our customer risk management business	(387)	(33)
Operating cash flows from our natural gas liquids business	—	69
Other operating cash flows	(147)	(158)

Net cash used in operating activities	$(341)	$(41)

Operating Cash Flow. Our cash flow used in operations totaled $341 million for the quarter ended March 31, 2006. During the quarter, our power generation business provided positive cash flow from operations of $193 million due to positive earnings for the period and changes in working capital primarily due to return of collateral. Our CRM business used approximately $387 million in cash primarily due to a $370 million termination payment on our Sterlington Toll Contract, offset by other changes in working capital. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—Sterlington Contract Termination to our unaudited condensed consolidated financial statements beginning on page F-10 of this prospectus for further information. Other and Eliminations includes a use of approximately $147 million in cash primarily due to interest payments to service debt and general and administrative expenses, partially offset by interest income on cash balances.

Our cash flow used in operations totaled $41 million for the quarter ended March 31, 2005. During the quarter, our power generation business and natural gas liquids business provided positive cash flow from operations. Our power generation business provided cash flow from operations of $81 million due to positive earnings for the period; and our natural gas liquids business provided cash flow from operations of $69 million primarily due to positive earnings for the period. Our CRM business segment used approximately $33 million in cash primarily due to fixed payments associated with the power tolling arrangements and our final payment related to our exit from gas transportation contracts. Other and eliminations includes a use of approximately $158 million in cash primarily due to interest payments to service debt and general and administrative expenses.

Capital Expenditures and Investing Activities. Cash provided by investing activities during the quarter ended March 31, 2006 totaled $483 million. Capital spending of $18 million was primarily comprised of $11 million, $3 million, and $3 million in the GEN-MW, GEN-NE, and GEN-SO segments, respectively. The capital spending for the GEN-MW segment primarily related to maintenance capital projects, as well as $1 million in development capital associated with the completion of the Vermilion PRB conversion. Capital spending in our GEN-NE and GEN-SO segments primarily related to maintenance and environmental projects.

The cost to acquire NRG’s 50% ownership interest in Rocky Road, net of cash proceeds, totaled $40 million. Please read Note 2—Acquisition to our unaudited condensed consolidated financial statements beginning on page F-10 of this prospectus for more information. The decrease in restricted cash related to the return of our $335 million deposit associated with our former cash collateralized facility.

Net cash proceeds from asset sales of $205 million was due to the sale of our 50% ownership interest in West Coast Power to NRG. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—West Coast Power to our unaudited condensed consolidated financial statements beginning on page F-10 of this prospectus for further information.

Cash used in investing activities during the quarter ended March 31, 2005 totaled $69 million. Capital spending of $54 million was primarily comprised of $37 million, $3 million and $10 million in the GEN-MW, GEN-NE and NGL segments, respectively. The capital spending for the GEN-MW segment primarily related to maintenance capital projects, as well as $10 million in development capital associated with the completion of the Havana PRB conversion. Capital spending in our NGL segment primarily related to maintenance capital projects and wellconnects.

Financing Activities. Cash used in financing activities during the quarter ended March 31, 2006 totaled $128 million, primarily due to a $120 million repayment of borrowings from Dynegy.

Cash provided by financing activities during the quarter ended March 31, 2005 totaled $33 million. Repayments of long-term debt totaled $19 million for the three months ended March 31, 2005 and consisted of the following: (1) payments of $18 million on a maturing series of our senior notes; and (2) payments of $1 million on our May 2004 term loan. Borrowings from affiliates totaled $50 million related to our cash received from Dynegy to fund our operational needs.

Fiscal Years Ended December 31, 2005, 2004 and 2003

	Years Ended December 31,
	2005	2004	2003
	(in millions)
Operating cash flows from our generation businesses	$476	$419	$418
Operating cash flows from our customer risk management business	(62)	(371)	496
Operating cash flows from our natural gas liquids business	288	278	186
Other operating cash flows	(762)	(486)	(340)

Net cash provided by (used in) operating activities	$(60)	$(160)	$760

Operating Cash Flow. Our cash flow used in operations totaled $60 million for the twelve months ended December 31, 2005. During the period, our power generation business provided positive cash flow from operations of $476 million, due primarily to positive earnings for the period as well as the return of cash collateral of approximately $66 million during 2005. This was offset by increased accounts receivable balances due to higher prices at December 31, 2005 as compared to December 31, 2004. Our CRM business had cash outflows of approximately $62 million, due primarily to fixed payments associated with the Independence, Sterlington and Gregory power tolling arrangements and our final payment of $26 million related to our exit from four long-term natural gas transportation contracts. This was offset partially by the return of approximately $43 million of cash collateral during 2005. Our discontinued natural gas liquids business provided cash flow from operations of $288 million due primarily to positive earnings for the period as well as the return of cash collateral. Other and Eliminations includes a use of approximately $762 million in cash due primarily to our payments of $255 million in connection with the settlement of the shareholder class action litigation, interest payments to service debt, pension plan contributions of approximately $31 million, state tax payments and general and administrative expenses.

Our cash flow used in operations totaled $160 million for the twelve months ended December 31, 2004. During the period, our power generation business and discontinued natural gas liquids business provided positive cash flow from operations. Our power generation business provided cash flow from operations of $419 million due primarily to positive earnings for the period and increased business activity, partially offset by increased cash collateral posted in lieu of letters of credit; our discontinued natural gas liquids business provided cash flow from operations of $278 million due primarily to positive earnings, partially offset by increased prepayments due to higher sales. Our CRM business used approximately $371 million in cash due primarily to fixed payments associated with the power tolling arrangements and related gas transportation agreements, a $117.5 million payment related to the restructuring of the Kendall toll, increased cash collateral posted in lieu of letters of credit and our exit from four long-term natural gas transportation contracts. Other & Eliminations includes a use of approximately $486 million in cash due primarily to interest payments to service debt, settlement payments and general and administrative expenses.

Cash provided in 2003 relates primarily to collateral returns, settlements of risk management assets and sales of natural gas storage of approximately of $500 million from our CRM business, an $85 million income tax refund and solid operational performances from our power generation business and our discontinued natural gas liquids business. Despite a relatively weak commodity price environment, our power generation business provided cash flows in excess of $400 million, due largely to effective commercial and operational management and our coal- and dual-fired generation assets. Similarly, our discontinued natural gas liquids business contributed cash flows from operations in excess of $180 million due to a strong commodity price environment, particularly in the upstream business, offset by increases in prepayments and lower downstream results due to industry-wide reductions in volumes available for fractionation. General and administrative costs offset these positive operational cash flows during 2003.

Capital Expenditures and Investing Activities. Cash provided by investing activities during the twelve months ended December 31, 2005 totaled $1,816 million. Capital spending of $193 million was primarily comprised of $113 million, $19 million, $9 million and $45 million in the GEN-MW, GEN-NE, GEN-SO and NGL segments, respectively. The capital spending for our GEN-MW segment primarily related to maintenance capital projects, as well as $17 million and $10 million in development capital associated with the completion of the Vermilion and Havana PRB conversions, respectively. Capital spending for our GEN-NE and GEN-SO segments primarily related to maintenance and environmental projects. Capital spending in our NGL segment primarily related to maintenance capital projects and wellconnects.

The increase in restricted cash related to a $335 million deposit associated with our cash collateralized facility.

Net cash proceeds from asset sales of $2,393 million primarily consisted of the following items:

•	$2,382 million, net of transaction costs, from the sale of DMSLP;

•	$10 million from the sale of land at our Port Everglades facility.

Net cash used in investing activities during 2004 totaled $211 million. Capital spending of $219 million was comprised primarily of $113 million, $17 million, $15 million and $61 million in the GEN-MW, GEN-NE, GEN-SO and NGL segments, respectively. The capital spending for our GEN-MW segment primarily related primarily to maintenance capital projects, as well as approximately $41 million related to developmental projects. Capital spending for our GEN-NE and GEN-SO primarily related to maintenance and environmental projects. Capital spending in our NGL segment related primarily to maintenance capital projects and wellconnects, as well as approximately $21 million on developmental projects.

Net cash proceeds from asset sales of $246 million consisted of the following items:

•	$147 million from the sale of our equity investments in the Oyster Creek, Hartwell, Michigan Power and Commonwealth generating facilities;

•	$48 million from the sale of Indian Basin;

•	$34 million from the sale of Sherman; and

•	$17 million from the sale of our remaining financial interest in the Hackberry LNG project.

Cash used in investing activities for 2003 totaled $423 million. Our capital spending totaled $205 million and was primarily comprised of routine capital maintenance of our existing asset base. Of this amount, we spent approximately $40 million on the construction of Rolling Hills, which began commercial operations in June 2003. Our proceeds from asset sales totaled approximately $58 million and primarily relate to our sale of Hackberry LNG Terminal LLC ($35 million) and SouthStar ($20 million).

Financing Activities. Cash used in financing activities during the twelve months ended December 31, 2005 totaled $700 million. Repayments of long-term debt totaled $1,398 million for the twelve months ended December 31, 2005 and consisted of the following payments:

•	$600 million aggregate principal outstanding revolver due May 2007 in November 2005;

•	$597 million on the term loan;

•	$183 million on the Riverside facility debt; and

•	$18 million on a maturing series of our senior notes.

The repayments were partially offset by proceeds from the October 2005 draw-down on the $600 million aggregate principal outstanding revolver due May 2007.

Net borrowings from affiliates totaled $120 million during the twelve months ended December 31, 2005. Please see Note 11—Debt—Note Payable to Dynegy to our audited consolidated financial statements beginning on page F-67 of this prospectus for further information.

Net cash provided by financing activities during the 2004 totaled $289 million. Our financing cash outflows were primarily related to repayments of long-term debt totaling $267 million and consisted primarily of the following payments: (1) $185 million under our ABG Gas Supply financing; and (2) $78 million on the Tilton capital lease. These repayments of long-term debt were offset by proceeds from our $600 million aggregate principal outstanding secured term loan, net of issuance costs of $19 million. We made distributions to minority interest owners totaling $32 million.

During 2003, cash used for financing activities totaled $652 million. The following summarizes significant items:

•	Repayments of $128 million, net, under our revolving credit facilities.

•	Long-term debt proceeds, net of issuance costs, for 2003 totaled $1.9 billion and consisted of: (1) $311 million associated with the October 2003 follow-on offering of our notes; (2) $1,393 million associated with our August 2003 refinancing transaction; and (3) $159 million from the Term A loan drawn in connection with the April 2003 credit facility restructuring.

•	Repayments of long-term debt totaled $2.4 billion and consisted of: (1) $696 million prepayment of the outstanding balance under the Black Thunder financing; (2) $609 million purchase of our previously outstanding 2005/2006 senior notes; (3) $360 million prepayment of the Term B loan outstanding under our April 2003 restructured credit facility; (4) $200 million prepayment of the Term A loan outstanding under our April 2003 restructured credit facility; (5) $200 million in payments under the Renaissance and Rolling Hills interim financing; (6) $165 million payment in full for the GEN facility capital lease; (7) $74 million in payments under the ABG Gas Supply financing; and (8) $62 million in payments under the Black Thunder secured financing prior to its prepayment; and.

•	Distributions to minority interest owners totaling $21 million.

SEASONALITY

Our revenues and operating income are subject to fluctuations during the year, primarily due to the impact seasonal factors have on sales volumes and the prices of power and natural gas. Power marketing operations and generating facilities have higher volatility and demand, respectively, in the summer cooling months. This trend may change over time as demand for natural gas increases in the summer months as a result of increased gas-fired electricity generation.

CRITICAL ACCOUNTING POLICIES

Our Accounting Department is responsible for the development and application of accounting policy and control procedures. This department conducts these activities independent of any active management of our risk exposures, is independent of our business segments and reports to the Chief Financial Officer.

The process of preparing financial statements in accordance with GAAP requires our management to make estimates and judgments. It is possible that materially different amounts could be recorded if these estimates and judgments change or if actual results differ from these estimates and judgments. We have identified the following six critical accounting policies that require a significant amount of estimation and judgment and are considered to be important to the portrayal of our financial position and results of operations:

•	Revenue Recognition;

•	Valuation of Tangible and Intangible Assets;

•	Estimated Useful Lives;

•	Accounting for Contingencies, Guarantees and Indemnifications;

•	Accounting for Income Taxes; and

•	Valuation of Pension Assets and Liabilities.

Revenue Recognition

We utilize two comprehensive accounting models in reporting our consolidated financial position and results of operations as required by GAAP—an accrual model and a fair value model. We determine the appropriate model for our operations based on guidance provided in applicable accounting standards and positions adopted by the FASB or the SEC.

The accrual model has historically been used to account for substantially all of the operations conducted in our GEN-MW, GEN-NE and GEN-SO segments. These segments consist largely of the ownership and operation of physical assets that we use in various generation operations. We earn revenue from our facilities in three primary ways: (1) sale of energy generated by our facilities; (2) sale of ancillary services, which are the products of a generation facility that support the transmission grid operation, allow generation to follow real-time changes in load, and provide emergency reserves for major changes to the balance of generation and load; and (3) sale of capacity. We recognize revenue from these transactions when the product or service is delivered to a customer.

Additionally, the accrual model was used to account for substantially all of the operations conducted in our NGL segment. This segment consisted largely of processing and delivery operations. The business of this segment included the separation of natural gas liquids into their component parts from a stream of natural gas. End sales from this business resulted in physical delivery of commodities to our wholesale, commercial, industrial and retail customers. We recognized revenue from these transactions when the product or service was delivered to a customer.

The fair value model has historically been used to account for forward physical and financial transactions, occurring primarily in the CRM segment and the power generation business, which meet the definition of a derivative contract as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The criteria are complex, but generally require these contracts to relate to future periods, to contain fixed price and volume components and to have terms that require or permit net settlement of the contract in cash or the equivalent. The FASB determined that the fair value model is the most appropriate method for accounting for these types of contracts. In part, this conclusion is based on the cash settlement provisions in these agreements, as well as the volatility in commodity prices, interest rates and, if applicable, foreign exchange rates, which impact the valuation of these contracts. Since these transactions may be settled in cash or the equivalent, the value of the assets and liabilities associated with these transactions is reported at estimated settlement value based on current forward prices and rates as of each balance sheet date.

Typically, derivative contracts can be accounted for in three different ways: (1) as an accrual contract, if the criteria for the “normal purchase normal sale” exemption are met and documented; (2) as a cash flow or fair value hedge, if the criteria are met and documented or (3) as a mark-to-market contract with changes in fair value recognized in current period earnings. Generally, we only mark-to-market through earnings our derivative contracts if they do not qualify for the “normal purchase normal sale” exemption or as a cash flow hedge. Because derivative contracts can be accounted for in three different ways, and as the “normal purchase normal sale” exemption and cash flow and fair value hedge accounting are elective, the accounting treatment used by another party for a similar transaction could be different than the accounting treatment we use.

In order to estimate the fair value of our portfolio of transactions which meet the definition of a derivative and do not qualify for the “normal purchase normal sale” exemption, we use a liquidation value approach assuming that the ability to transact business in the market remains at historical levels. The estimated fair value of the portfolio is computed by multiplying all existing positions in the portfolio by estimated prices, reduced by a time value of money adjustment and deduction of reserves for credit and price. The estimated prices in this valuation are based either on (1) prices obtained from market quotes, when there are an adequate number of quotes to consider the period liquid, or, if market quotes are unavailable, or the market is not considered to be liquid, (2) prices from a proprietary model which incorporates forward energy prices derived from market quotes and values from previously executed transactions. The amounts recorded as revenue change as these estimates are revised to reflect actual results and changes in market conditions or other factors, many of which are beyond our control.

Valuation of Tangible and Intangible Assets

We evaluate long-lived assets, such as property, plant and equipment, investments and goodwill, when events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows sufficient to indicate that the carrying value of such assets may not be recoverable. Factors we consider important, which could trigger an impairment analysis, include, among others:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the assets or the strategy for our overall business;

•	significant negative industry or economic trends; and

•	significant declines in stock value for a sustained period.

We assess the carrying value of our property, plant and equipment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If an impairment has occurred, the amount of the impairment loss recognized would be determined by estimating the related discounted cash flows of the assets and recording a loss if the resulting estimated fair value is less than the book value. For assets identified as held for sale, the book value is compared to the estimated fair value, which may also include estimates based upon comparables or quoted market prices, to determine if an impairment loss is required. Please read Note 4—Restructuring and Impairment Charges to our audited consolidated financial statements beginning on page F-54 of this prospectus for discussion of impairment charges we recognized for 2005, 2004 and 2003.

We follow the guidance of APB 18, “The Equity Method of Accounting for Investments in Common Stock,” SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and EITF No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock,” when reviewing our investments. The book value of the investment is compared to the estimated fair value, based either on discounted cash flow projections or quoted market prices, if available, to determine if an impairment is required. We record a loss when the decline in value is considered other than temporary.

Our assessments regarding valuation of tangible and intangible assets are subject to estimates and judgment of management. Market conditions, energy prices, estimated useful lives of the assets, discount rate assumptions and legal factors impacting our business may have a significant effect on the estimates and judgment of management. If different judgments were applied, estimates could differ significantly. Actual results could vary materially from these estimates.

Estimated Useful Lives

The estimated useful lives of our long-lived assets are used to compute depreciation expense, future asset retirement obligations and are also used in impairment testing. Estimated useful lives are based, among other things, on the assumption that we provide an appropriate level of capital expenditures while the assets are still in operation. Without these continued capital expenditures, the useful lives of these assets could decrease significantly. Estimated lives could be impacted by such factors as future energy prices, environmental regulations, various legal factors and competition. If the useful lives of these assets were found to be shorter than originally estimated, depreciation expense may increase, liabilities for future asset retirement obligations may be insufficient and impairments in carrying values of tangible and intangible assets may result.

Accounting for Contingencies, Guarantees and Indemnifications

We are involved in numerous lawsuits, claims, proceedings, joint venture audits and tax-related audits in the normal course of our operations. In accordance with SFAS No. 5, “Accounting for Contingencies,” we record a loss contingency for these matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review our loss contingencies on an ongoing basis to ensure that we have appropriate reserves recorded on the balance sheet. These reserves are based on estimates and judgments made by management with respect to the likely outcome of these matters, including any applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. Our estimates and judgment could change based on new information, changes in laws or regulations, changes in management’s plans or intentions, the outcome of legal proceedings, settlements or other factors. If different estimates and judgments were applied with respect to these matters, it is likely that reserves would be recorded for different amounts. Actual results could vary materially from these reserves.

Liabilities are recorded when environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated. Measurement of liabilities is based, in part, on relevant past experience, currently enacted laws and regulations, existing technology, site-specific costs and cost-sharing arrangements. Recognition of any joint and several liability is based upon our best estimate of our final pro-rata share of such liability. These assumptions involve the judgments and estimates of management and any changes in assumptions could lead to increases or decreases in our ultimate liability, with any such changes recognized immediately in earnings.

We follow the guidance of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” for disclosure and accounting of various guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject of FIN No. 45 is entered into, an estimated fair value of the underlying guarantee or indemnification is recorded. Some guarantees and indemnifications could have significant financial impact under certain circumstances, however management also considers the probability of such circumstances occurring when estimating the fair value. Actual results may materially differ from the estimated fair value of such guarantees and indemnifications.

Under the provisions of SFAS No. 143, “Asset Retirement Obligations” and FIN No. 47 “Accounting for Conditional Asset Retirements,” we are required to record legal obligations to retire tangible, long-lived assets on our balance sheet as liabilities, which are recorded at a discount, when the liability is incurred. Significant judgment is involved in estimating our future cash flows associated with such obligations, as well as the ultimate timing of the cash flows. If our estimates on the amount or timing of the cash flow change, the change may have a material impact on our results of operations.

Accounting for Income Taxes

We follow the guidance in SFAS No. 109, “Accounting for Income Taxes,” which requires that we use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax payable and related tax expense together with assessing temporary differences resulting from differing treatment of certain items, such as depreciation, for tax and accounting purposes. These differences can result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized, we must establish a valuation allowance. We consider all available evidence, both positive and negative, to determine whether, based on the weight of the evidence, a valuation allowance is needed. Evidence used includes information about our current financial position and our results of operations for the current and preceding years, as well as all currently available information about future years, including our anticipated future performance, the reversal of deferred tax liabilities and tax planning strategies.

Management believes future sources of taxable income, reversing temporary differences and other tax planning strategies will be sufficient to realize assets for which no reserve has been established. While we have considered these factors in assessing the need for a valuation allowance, there is no assurance that a valuation allowance would not need to be established in the future if information about future years change. Any change in the valuation allowance would impact our income tax provision and net income in the period in which such a determination is made.

Please read Note 13—Income Taxes to our audited consolidated financial statements beginning on page F-68 of this prospectus and Note 12—Income Taxes to our unaudited condensed consolidated financial statements beginning on page F-29 of this prospectus for further discussion of our accounting for income taxes and any change in our valuation allowance.

Valuation of Pension and Other Post-Retirement Plans Assets and Liabilities

Our pension and other post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions including the discount rate and expected long-term rate of return on plan assets. Material changes in our pension and other post-retirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants and changes in the level of benefits provided.

The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bond indices. Long-term interest rates declined during 2005. Accordingly, at December 31, 2005, we used a discount rate of 5.52% for pension plans and 5.53% for other retirement plans, a decline of 23 and 22 basis points, respectively, from the 5.75% rate used as of December 31, 2004. This decline in the discount rate increased the underfunded status of the plans by $7 million.

Effective December 31, 2005, we changed to a yield curve approach for determining the discount rate. Projected benefit payments were matched against the discount rates in the Citigroup Pension Discount Curve to produce a weighted-average equivalent discount rate of 5.52% for the pension plans and 5.53% for the other post-retirement plans. In prior years, the discount rate we used was based on Moody’s Aa Corporate Bond Rate. We changed our methodology because we feel the yield curve approach is a more accurate estimate of plan liabilities particularly due to the significant change in the composition of the participants in our pension and other retirement plans as a result of the sale of DMSLP.

The expected long-term rate of return on pension plan assets is selected by taking into account the asset mix of the plans and the expected returns for each asset category. Based on these factors, our expected long-term rate of return as of January 1, 2006 is 8.25%, the same as 2005. We expect 2006 pension expense to be lower than 2005 pension expense by approximately $3 million, primarily due to the sale of DMSLP. The decrease will be partially offset by the discount rate discussed above and the passage of time.

On December 31, 2005, our annual measurement date, the accumulated benefit obligation related to our pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” as of December 31, 2005, we have recognized a charge to accumulated other comprehensive loss of $8 million (net of taxes $5 million), which decreases stockholder’s equity. The charge to stockholder’s equity for the excess of additional pension liability over the unrecognized prior service cost represents a net loss not yet recognized as pension expense.

A relatively small difference between actual results and assumptions used by management may have a material effect on our financial statements. Assumptions used by another party could be different than our assumptions. The following table summarizes the sensitivity of pension expense and our projected benefit obligation, or PBO, to changes in the discount rate and the expected long-term rate of return on pension assets:

	Impact on PBO, December 31, 2005	Impact on 2006 Expense
	(in millions)
Increase in Discount Rate—50 basis points	$(15.5)	$(1.7)
Decrease in Discount Rate—50 basis points	17.3	1.8
Increase in Expected Long-term Rate of Return—50 basis points	—	(0.6)
Decrease in Expected Long-term Rate of Return—50 basis points	—	0.6

We expect to make $17 million in cash contributions related to our pension plans during 2006. In addition, it is likely that we will be required to continue to make contributions to the pension plans beyond 2006. Although it is difficult to estimate these potential future cash requirements due to uncertain market conditions, we currently expect that the cash requirements would be approximately $12 million in 2007 and $18 million in 2008.

Please read Note 17—Employee Compensation, Savings and Pension Plans to our audited consolidated financial statements beginning on page F-86 of this prospectus and Note 11—Employee Compensation, Savings and Pension Plans to our unaudited condensed consolidated financial statements beginning on page F-28 of this prospectus for further discussion of our pension related assets and liabilities.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2—Accounting Policies—Accounting Principles Not Yet Adopted to our audited consolidated financial statements beginning on page F-49 of this prospectus and Note 1—Accounting Policies—Accounting Principles Adopted to our unaudited condensed consolidated financial statements beginning on page F-6 for further discussion of recently issued accounting pronouncements affecting us. Specifically, we adopted FAS No. 123(R) on January 1, 2006. We adopted FIN No. 47 on December 31, 2005. We adopted certain provisions of FIN No. 46R on January 1, 2004, and we adopted other portions of FIN No. 46R effective December 31, 2003. We adopted SFAS No. 150 and EITF Issue 03-11 effective July 1, 2003. We adopted FIN No. 45 and SFAS No. 143 effective January 1, 2003.

RISK-MANAGEMENT DISCLOSURES

Three Months Ended March 31, 2006

The following table provides a reconciliation of the risk-management data on the unaudited condensed consolidated balance sheets:

As of and for the Quarter Ended March 31, 2006
(in millions)
Balance Sheet Risk-Management Accounts
Fair value of portfolio at January 1, 2006	$(131)
Risk-management gains recognized through the income statement in the period, net	56
Cash received related to risk-management contracts settled in the period, net	(2)
Changes in fair value as a result of a change in valuation technique(1)	—
Non-cash adjustments and other(2)	11

Fair value of portfolio at March 31, 2006	$(66)

(1)	Our modeling methodology has been consistently applied.
(2)	This amount consists of changes in value associated with cash flow hedges on forward power sales and fair value hedges on debt.

The net risk management liability of $66 million is the aggregate of the following line items on our condensed consolidated balance sheets: Current Assets—Assets from risk-management activities, Other Assets—Assets from risk-management activities, Current Liabilities—Liabilities from risk-management activities and Other Liabilities—Liabilities from risk-management activities.

Risk-Management Asset and Liability Disclosures. The following tables depict the mark-to-market value and cash flow components of our net risk-management assets and liabilities at March 31, 2006 and December 31, 2005. As opportunities arise to monetize positions that we believe will result in an economic benefit to us, we may receive or pay cash in periods other than those depicted below:

	Total	2006(2)	2007	2008	2009	2010	Thereafter
	(in millions)
March 31, 2006	$(32)	$1	$(52)	$(8)	$1	$3	$23
December 31, 2005	(103)	(16)	(73)	(29)	(2)	—	17

Increase	$71	$17	$21	$21	$3	$3	$6

(1)	The table reflects the fair value of our risk-management asset position, which considers time value, credit, price and other reserves necessary to determine fair value. These amounts exclude the fair value associated with certain derivative instruments designated as hedges. The net risk-management liabilities at March 31, 2006 of $66 million on the unaudited condensed consolidated balance sheets include the $32 million herein as well as hedging instruments. Cash flows have been segregated between periods based on the delivery date required in the individual contracts.
(2)	Amounts represent April 1 to December 31, 2006 values in the March 31, 2006 row and January 1 to December 31, 2005 values in the December 31, 2005 row.

Cash Flow Components of Net Risk-Management Asset

	Three Months Ended March 31, 2006	Nine Months Ended December 31, 2006	Total 2006	2007	2008	2009	2010	Thereafter
	(in millions)
March 31, 2006 (1)	$11	$5	$16	$(50)	$(9)	$1	$4	$33
December 31, 2005			(10)	(72)	(33)	(3)	—	24

Increase			$26	$22	$24	$4	$4	$9

(1)	The cash flow values for 2006 reflect realized cash flows for the three months ended March 31, 2006 and anticipated undiscounted cash inflows and outflows by contract based on the tenor of individual contract position for the remaining periods. These anticipated undiscounted cash flows have not been adjusted for counterparty credit or other reserves. These amounts exclude the cash flows associated with certain derivative instruments designated as hedges.

The following table provides an assessment of net contract values by year as of March 31, 2006, based on our valuation methodology.

Net Fair Value of Risk-Management Portfolio

	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)
Market Quotations (1)	$(66)	$1	$(52)	$(21)	$2	$—	$4
Prices Based on Models	34	—	—	13	(1)	3	19

Total	$(32)	$1	$(52)	$(8)	$1	$3	$23

(1)	Prices obtained from actively traded, liquid markets for commodities other than natural gas positions. All natural gas positions for all periods are contained in this line based on available market quotations.

Fiscal Year Ended December 31, 2005

The following table provides a reconciliation of the risk-management data on the consolidated balance sheets:

As of and for the Year Ended December 31, 2005
(in millions)
Balance Sheet Risk-Management Accounts
Fair value of portfolio at January 1, 2005	$(133)
Risk-management losses recognized through the income statement in the period, net	(7)
Cash paid related to risk-management contracts settled in the period, net	130
Changes in fair value as a result of a change in valuation technique (1)	—
Non-cash adjustments and other (2)	(121)

Fair value of portfolio at December 31, 2005	$(131)

(1)	Our modeling methodology has been consistently applied.
(2)	This amount consists of changes in value associated with cash flow hedges on forward power sales and fair value hedges on debt.

The net risk-management liability of $131 million is the aggregate of the following line items on the consolidated balance sheets: Current Assets—Assets from risk-management activities, Other Assets—Assets from risk-management activities, Current Liabilities—Liabilities from risk-management activities and Other Liabilities—Liabilities from risk-management activities.

Risk-Management Asset and Liability Disclosures. The following table depicts the mark-to-market value and cash flow components, based on contract terms, of our net risk-management assets and liabilities at December 31, 2005. As opportunities arise to monetize positions that we believe will result in an economic benefit to us, we may receive or pay cash in periods other than those depicted below.

Net Risk-Management Asset and Liability Disclosures

	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)
Mark-to-Market (1)	$(103)	$(16)	$(73)	$(29)	$(2)	$—	$—
Cash Flow (2)	(94)	(10)	(72)	(33)	(3)	—	—

(1)	Mark-to-market reflects the fair value of our risk-management asset position, which considers time value, credit, price and other reserves necessary to determine fair value. These amounts exclude the fair value associated with certain derivative instruments designated as hedges. The net risk-management liabilities at December 31, 2005 of $131 million on the consolidated balance sheets includes the $103 million herein as well as hedging instruments. Cash flows have been segregated between periods based on the delivery date required in the individual contracts.
(2)	Cash flow reflects undiscounted cash inflows and outflows by contract based on the tenor of individual contract position for the remaining periods. These anticipated undiscounted cash flows have not been adjusted for counterparty credit or other reserves. These amounts exclude the cash flows associated with certain derivative instruments designated as hedges.

The following table provides an assessment of net contract values by year as of December 31, 2004, based on our valuation methodology.

Net Fair Value of Risk-Management Portfolio

	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)
Market Quotations (1)	$(121)	$(16)	$(73)	$(37)	$2	$—	$3
Prices Based on Models (2)	18	—	—	8	(4)	—	14

Total	$(103)	$(16)	$(73)	$(29)	$(2)	$—	$17

(1)	Prices obtained from actively traded, liquid markets for commodities other than natural gas positions. All natural gas positions for all periods are contained in this line based on available market quotations.
(2)	See discussion of our use of long-term models in “—Critical Accounting Policies” beginning on page 90.

Derivative Contracts

The absolute notional contract amounts associated with our commodity risk-management, interest rate and foreign currency exchange contracts are discussed under “—Quantitative and Qualitative Disclosures About Market Risk” below.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to commodity price variability related to our power generation business and legacy trading portfolio. In addition, fuel requirements at our power generation facilities represent additional commodity price risks to us. In order to manage these commodity price risks, we routinely utilize various fixed-price forward purchase and sales contracts, futures and option contracts traded on the New York Mercantile Exchange and swaps and options traded in the over-the-counter financial markets to:

•	manage and hedge our fixed-price purchase and sales commitments;

•	reduce our exposure to the volatility of cash market prices; and

•	hedge our fuel requirements for our generating facilities.

The potential for changes in the market value of our commodity, interest rate and currency portfolios is referred to as “market risk.” A description of each market risk category is set forth below:

•	Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities in commodities, such as electricity, natural gas, coal, fuel oil, emissions and other similar products;

•	Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve and the volatility of interest rates; and

•	Currency rate risks result from exposures to changes in spot prices, forward prices and volatilities in currency rates.

In the past, we have attempted to manage these market risks through diversification, controlling position sizes and executing hedging strategies. The ability to manage an exposure may, however, be limited by adverse changes in market liquidity, our credit capacity or other factors.

Value at Risk (“VaR”). In addition to applying business judgment, senior management uses a number of quantitative tools to monitor our exposure to market risk. These tools include stress and scenario analyses performed periodically that measure the potential effects of various market events.

The modeling of the risk characteristics of our mark-to-market portfolio involves a number of assumptions and approximations. We estimate VaR using a JP Morgan RiskMetrics™ approach assuming a one-day holding period. Inputs for the VaR calculation are prices, positions, instrument valuations and the variance-covariance matrix. VaR does not account for liquidity risk or the potential that adverse market conditions may prevent liquidation of existing market positions in a timely fashion. While management believes that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

We use historical data to estimate our VaR and, to better reflect current asset and liability volatilities, this historical data is weighted to give greater importance to more recent observations. Given our reliance on historical data, VaR is effective in estimating risk exposures in markets in which there are not sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. VaR should be evaluated in light of this and the methodology’s other limitations.

VaR represents the potential loss in value of our mark-to-market portfolio due to adverse market movements over a defined time horizon within a specified confidence level. For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This means that there is a one in 20 statistical chance that the daily portfolio value will fall below the expected maximum potential reduction in portfolio value at least as large as the reported VaR. Thus, a change in portfolio value greater than the expected change in portfolio value on a single trading day would be anticipated to occur, on average, about once a month. Gains or losses on a single day can exceed reported VaR by significant amounts. Gains or losses can also accumulate over a longer time horizon such as a number of consecutive trading days.

In addition, we have provided our VaR using a one-day time horizon and a 99% confidence level. The purpose of this disclosure is to provide an indication of earnings volatility using a higher confidence level. Under this presentation, there is a one in 100 statistical chance that the daily portfolio value will fall below the expected maximum potential reduction in portfolio value at least as large as the reported VaR. We have also disclosed a two-year comparison of daily VaR in order to provide context for the one-day amounts.

The following table sets forth the aggregate daily VaR and average VaR of the mark-to-market portion of our generation business and legacy trading portfolios.

Daily and Average VaR for Risk-Management Portfolios

	December 31, 2004	December 31, 2005	March 31, 2006
	(in millions)
One Day VaR—95% Confidence Level	$5	$5	$6
One Day VaR—99% Confidence Level	$7	$7	$8
Average VaR for the Year-to-Date Period—95% Confidence Level	$4	$11	$11

Credit Risk. Credit risk represents the loss that we would incur if a counterparty fails to perform pursuant to the terms of its contractual obligations. To reduce our credit exposure, we execute agreements that permit us to offset receivables, payables and mark-to-market exposure. We attempt to further reduce credit risk with certain counterparties by obtaining third party guarantees or collateral as well as the right of termination in the event of default.

Our Credit Department, based on guidelines approved by the Board of Directors, establishes our counterparty credit limits. Our industry typically operates under negotiated credit lines for physical delivery and financial contracts. Our credit risk system provides current credit exposure to counterparties on a daily basis.

The following tables represent our credit exposure at March 31, 2006 and at December 31, 2005 associated with the mark-to-market portion of our risk-management portfolio, on a net basis.

Credit Exposure Summary (March 31, 2006)

	Investment Grade Quality	Non-Investment Grade Quality	Total
	(in millions)
Type of Business:
Financial Institutions	$136	$—	$136
Commercial/Industrial/End Users	32	18	50
Utility and Power Generators	5	11	16

Total	$173	$29	$202

Of the $29 million in credit exposure to non-investment grade counterparties, 44% is collateralized or subject to other credit exposure protection.

Credit Exposure Summary (December 31, 2005)

	Investment Grade Quality	Non-Investment Grade Quality	Total
	(in millions)
Type of Business:
Financial Institutions	$106	$—	$106
Commercial/Industrial/End Users	50	29	79
Utility and Power Generators	133	—	133

Total	$289	$29	$318

Of the $29 million in credit exposure to non-investment grade counterparties, approximately 64% ($18 million) is collateralized or subject to other credit exposure protection.

Interest Rate Risk. Interest rate risk primarily results from variable rate debt obligations. Although changing interest rates impact the discounted value of future cash flows, and therefore the value of our risk management portfolios, the relative near-term nature and size of our risk management portfolios minimizes the impact. Management continues to monitor our exposure to fluctuations in interest rates and may execute swaps or other financial instruments to change our risk profile for this exposure.

We are exposed to fluctuating interest rates related to variable rate financial obligations.

As of March 31, 2006, our fixed rate debt instruments as a percentage of total debt instruments was approximately 82%. Based on sensitivity analysis of the variable rate financial obligations in our debt portfolio as of March 31, 2006, it is estimated that a one percentage point interest rate movement in the average market interest rates (either higher or lower) over the 12 months ended March 31, 2007 would either decrease or increase income before taxes by approximately $8 million. Hedging instruments that impact such interest rate exposure are included in the sensitivity analysis. Over time, we may seek to reduce the percentage of fixed rate financial obligations in our debt portfolio through the use of swaps or other financial instruments.

As of December 31, 2005, our fixed rate debt instruments as a percentage of total debt instruments was 79%. Based on sensitivity analysis of the variable rate financial obligations in our debt portfolio as of December 31, 2005, it is estimated that a one percentage point interest rate movement in the average market interest rates (either higher or lower) over the twelve months ended December 31, 2006 would either decrease or increase income before taxes by approximately $8 million. Hedging instruments that impact such interest rate exposure are included in the sensitivity analysis. Over time, we may seek to reduce the percentage of fixed rate financial obligations in our debt portfolio through the use of swaps or other financial instruments.

Foreign Currency Exchange Rate Risk. Foreign currency risk arises from our investments in affiliates and subsidiaries owned and operated in foreign countries. Such risk is also a result of risk management transactions with customers in countries outside the United States. Management monitors our exposure to fluctuations in foreign currency exchange rates. When possible, contracts are denominated in or indexed to the U.S. dollar.

At December 31, 2005, our primary foreign currency exchange rate exposures were the Canadian Dollar and European Euro. Additionally, as further discussed in “Liquidity and Capital Resources—Internal Liquidity Sources—Fiscal Year Ended December 31, 2005—Current Liquidity” beginning on page 64, at December 31, 2005, approximately $40 million cash denominated in the U.K. Pound, the Euro and the Canadian Dollar remains in the U.K. and Canada.

Derivative Contracts. The absolute notional financial contract amounts associated with our commodity risk-management and interest rate contracts accounted for on a mark-to-market basis were as follows at December 31, 2004, December 31, 2005 and March 31, 2006, respectively:

Absolute Notional Contract Amounts

	December 31, 2004	December 31, 2005	March 31, 2006
Natural Gas (Trillion Cubic Feet)	1.084	0.374	0.440
Electricity (Million Megawatt Hours) (1)	11.652	30.479	25.495
Emission Credits (Million Tons) (2)	0.119	0.043	0.031
Fair Value Hedge Interest Rate Swaps (In Millions of U.S. Dollars)	$525	$525	$525
Fixed Interest Rate Received on Swaps (%)	4.331	4.331	4.331
Interest Rate Risk-Management Contract (In Millions of U.S. Dollars)	$25	$25	$25
Fixed Interest Rate Paid (%)	5.998	5.998	5.998

(1)	At December 31, 2005 and March 31, 2006, this amount includes notional volumes related to Financial Transmission Rights (FTRs) that we acquired in various ISOs during 2005.
(2)	These amounts represent emission credit contracts that we are required to account for as derivatives under SFAS No. 133. These amounts do not include the emission credits that we have recorded in our inventory related to allowances that we utilize in running our power generation fleet

BUSINESS

Business “Drivers” in the Power Generation Industry

Profitability of our business is largely a function of the difference between market prices for electricity and our cost to produce electricity at our various facilities. We implement a portfolio approach to sales from our facilities whereby we sell some of our energy under longer-term contracts, either directly to our customers or through the over-the-counter wholesale energy markets. We sell the remaining production into the shorter-term and spot markets (otherwise called day-ahead and real-time markets).

Market Prices for Wholesale Power. Future market prices are driven by expectations of buyers and sellers as to the fundamental supply/demand balance, similar to many other commodity markets. Short-term market prices are determined largely by the balance of supply and demand in a region and are heavily influenced by weather. Both short- and long-term prices are also heavily impacted by the price of natural gas, fluctuations of which cause power prices to rise and fall typically in tandem. In many markets in which we operate, there is an excess of power generation supply compared to demand. However, due to demand growth out-pacing supply growth, we expect that this excess supply will diminish over time as consumption continues to grow, likely resulting in increased market prices for power.

Hot summer temperatures and cold winter temperatures usually cause increased electricity consumption, driving up prices in affected regions. Conversely, during spring and fall, when normal weather is mild, market prices are not usually as extreme.

The impact of supply/demand and weather on market prices can vary based on the market structure in a given region. In regions with centrally dispatched market structures (such as the Midwest and Northeast regions), all generators receive the same price for energy generated based on the price required to justify production of the last megawatt that is needed to balance supply with demand. For example, on a hot summer day, a less-efficient natural gas fired unit may be needed in some hours to meet demand, and production from such unit may cost $100/MWh based on prevailing natural gas prices. If this unit clears the market, each generation unit receives $100/MWh for energy generated, regardless of the price that it or any other unit may have offered into the market.

Production Costs. Another key aspect of profitability is our cost to produce electricity. The main variable component of that cost is fuel that is burned. Our coal-fired generation facilities are our cheapest and most economic facilities. Therefore, most of our coal-fired generation facilities run the majority of a given day throughout the year unless a particular unit is unavailable due to either planned or unplanned maintenance activity. Our natural gas and oil fueled generation facilities are more expensive to operate than our coal-fired facilities. As a result, these plants only run on those days, or parts of days, when market demand is sufficient to economically justify dispatch of these higher cost units.

We also incur operations and maintenance (O&M) costs. We categorize these costs as either fixed O&M or variable O&M. Fixed O&M is generally the non-fuel cost to maintain and operate a unit. This includes both major maintenance that must occur every few years to ensure reliability of a unit and routine maintenance, which must be performed more frequently. Variable O&M is the incremental cost that occurs for each dispatch, including fuel needed to start-up a unit.

Emissions Allowances. Operation of our power generation facilities is subject to regulatory limitations on emissions of both sulfur dioxide (SO2) and nitrogen oxide (NOX). We are granted emissions credit allowances by regulatory bodies on an annual basis. To the extent that our inventory of emissions allowances, including those that we carry forward from earlier years, are not sufficient to allow us to operate our plants within the emissions guidelines of the various air districts, we will either purchase additional emissions credits from third parties or reduce operation of that unit. Conversely, if we have more emissions credits on hand than are required to operate our facilities, we may sell these credits, subject to certain regulatory limitations and restrictions contained in our

DMG consent decree, or hold them in inventory until they are needed. Based on current projections, we do not expect a net capital expenditure from the purchase and sale of emissions allowances in the near term. Please read “Regulatory and Environmental Matters—Environmental, Health and Safety Matters—Multi-Pollutant Air Emission Initiatives” beginning on page 114 for a discussion of regulatory initiatives that will impact emissions over the longer term.

During 2005, the market price of SO2 emissions allowances rose to record levels of approximately $1,600 per allowance. The market for these allowances will evolve over the next several years, as power generators pursue capital improvement programs aimed at reducing emissions. While it is not possible to estimate the future economic impact of emissions reduction efforts on the part of market participants, we would expect that the cost of purchasing emissions credits would not remain at levels above the cost of reducing emissions over the long-term.

The following table summarizes our SO2 emissions credit positions as of December 31, 2005. Each emissions allowance is expected to cover one ton of emissions. The modeling assumptions include the operation of our coal units at an average capacity factor greater than 82% and limited outages. We have not included estimates beyond 2009, as that will be the year when the first scrubber required by the DMG consent decree is expected to be operational, thus making emissions levels more difficult to project. Additionally, uncertainties with respect to environmental regulations, including the implementation of a two-for-one emissions credit requirement beginning in 2010, make more forward-looking estimates difficult to calculate.

SO2 Emissions (in tons)	2006	2007	2008	2009
Net SO2 Emissions Allowance Position	39,972	46,335	57,094	64,063

Our corporate Federal NOx position is expected to end in a surplus in 2006, consisting of banked allowances and unused current vintage allowances; however, this surplus is subject to flow control in future years. In addition, the DMG consent decree imposes certain limitations on the sale or transfer of surplus NOx allowances.

Services Provided. We sell electric energy, capacity and ancillary services from our facilities. Energy is the actual output of electricity that is measured in megawatt-hours (MWh) at the wholesale level and is usually measured in kilowatt-hours (KWh) at the retail level. Capacity is usually thought of as “steel on the ground” and is the actual generating unit and its ability to produce energy. Each region must have sufficient generating capacity to meet expected consumption of electricity (known as load). Each region calculates a reserve requirement which is additional necessary capacity that a region must have in order to manage potential unit outages. The capacity of a single generation facility is its electricity production capability, measured in megawatts (MW). Electricity consumers will, for reliability or regulatory reasons, contract for capacity from a capacity supplier from one or more of the generating units that the supplier owns. Ancillary services are the products of a generation facility that support the transmission grid operation, allow generation to follow real-time changes in load, and provide emergency reserves for major changes to the balance of generation and load.

We sell these components of electricity to our customers under short-term or long-term contractual agreements or tariffs. Most of the energy and capacity transactions that we enter into are based on industry standard contracts. We also sell into central markets operated by Independent System Operators (ISOs). We enter into negotiated contracts for each product or a combination of products with our customers as well.

Customers. Our customers include ISOs, integrated utilities, municipalities, electric cooperatives, transmission and distribution utilities, industrial customers, power marketers, other power generators and commercial end-users. We sell energy, capacity and ancillary services to some or all of these customers for various lengths of time. Some of our customers, such as municipalities or integrated utilities, purchase our products in order to serve their retail, commercial and industrial customers. Other customers, such as some power marketers, may buy from us to serve load or may purchase power as a hedge against other power sales that they have made, such that they are effectively a “middle man” between generators and load.

Dispatch Type. Our generation assets include baseload, peaking and intermediate dispatch types. Baseload generation is low-cost and economically attractive to dispatch around the clock throughout the year. A baseload facility is usually expected to run between 80%-90% of the hours in a given year. Intermediate generation is not as efficient and/or economic as baseload generation but is intended to dispatch to serve load during higher load times such as during daylight hours and sometimes on weekends. Peaking generation, primarily fueled with natural gas, is the least efficient and highest cost generation and is generally dispatched to serve load during the highest load times such as hot summer and cold winter days. Our intermediate and peaking facilities are fueled by oil or gas.

Capital Expenditures. Our capital expenditures are for the continued maintenance of our facilities to ensure their continued reliability and for investment in new equipment for either environmental compliance or increasing profitability. In 2005, we had approximately $141 million in capital expenditures for our entire fleet of generation assets, of which $89 million was for maintenance capital, $33 million was for development projects, primarily the conversion of our Vermillion and Havana facilities to PRB coal, and $19 million was for other environmental expenditures.

NERC Regions and ISOs. In discussing our business, we often refer to NERC regions. The North American Electric Reliability Council (NERC) and its eight regional reliability councils (as of December 31, 2005) were formed to ensure the reliability and security of the electricity system. The regional reliability councils set standards for reliable operation and maintenance of power generation facilities and transmission systems. NERC reports seasonally and annually on generation and transmission status in each region.

Separately, ISOs centrally operate markets and transmission across a regional footprint in some of the markets in which we operate. They are responsible for economic and secure dispatch of all generation facilities in that footprint, and are responsible for both maximum utilization and efficiency of the transmission system within what have been determined to be secure levels. ISOs administer electricity markets for physical and financial energy in the short term, usually day ahead and real-time markets. NERC regions and ISOs often have different geographic footprints and while there may be physical overlap, their respective roles and responsibilities do not.

Reliability. We seek to operate and maintain our generation fleet efficiently and safely, with an eye toward future maintenance and improvements, resulting in increased reliability. This increased reliability impacts our results to the extent that our generation units are available during times that it is economically sound to run. These efforts are reflected not only in capital improvements, but in organizational and program changes.

Regulatory & Legislative Considerations

Our business is subject to extensive federal, state and local laws and regulations governing the generation and sale of electricity, the discharge of materials into the environment and otherwise relating to environmental, health and safety. Following is a summary of key regulatory and environmental considerations impacting our power generation operations. Please read “—Regulatory and Environmental Matters” beginning on page 112 of this prospectus for further discussion.

Rates. Our ability to charge market-based rates for wholesale power sales, as opposed to cost-based rates, is governed by the FERC. Substantially all of our facilities currently have the authority to charge market-based rates. We are subject to FERC’s regulations governing market behavior and prohibiting market manipulation, the violation of which could result in the revocation or suspension of our market-based rate authority.

Market Structure. Our sales of electricity and related services to particular customers and/or at a particular price are subject to the market structure and related rules in the states or regions where we operate. For instance, in organized markets like California and Texas, bids and prices are capped. In part of the New York market, there is a price mitigation procedure. In the State of Illinois, a reverse auction was recently approved by the ICC detailing the process by which Illinois utilities would procure power beginning in 2007.

SO2 and NOx Emissions. The Clean Air Act and comparable state laws and regulations require that specified levels of SO2 and NOx emissions be achieved. More recent regulations, including the Clean Air Interstate Rule (CAIR), require significant emissions reductions over the next several years. We have expended capital and installed emission control equipment at a number of our facilities to meet current requirements and expect to expend significant additional capital in the future to satisfy prospective requirements.

Mercury Emissions. The Clean Air Mercury Rule (CAMR), issued by the EPA in March 2005, requires that specified reductions in mercury emissions be achieved. States are required to adopt the federal CAMR or a state rule meeting its minimum requirements. The State of Illinois, where we have significant coal-fired assets, has proposed a more stringent rule that would require greater reductions in emissions and thus could entail significant capital expenditures, in each case sooner than would CAMR. The State of New York, where we also have coal fired assets, is considering a rule for the control of mercury that is more stringent than the federal CAMR.

Water Discharge. The Clean Water Act and comparable state laws and regulations govern water discharges associated with our cooling water intake structures. Five of our coal plants and one of our fuel oil plants in Illinois and New York are subject to these rules. We have until 2008 to implement compliance plans under these rules. We are currently involved in an administrative proceeding in New York relating to the water discharge permit at our Roseton facility, which could result in material capital expenditures if resolved unfavorably to us. We have recently successfully completed similar administrative proceedings concerning our Danskammer facility resulting in a new permit. Environmental groups that participated in the proceeding could appeal the new Danskammer permit.

SEGMENT DISCUSSION

Our business operations are focused primarily on the wholesale power generation sector of the energy industry. We report the results of our power generation business based on geographical location and how we allocate resources as three separate segments in our consolidated financial statements: (1) the Midwest segment (GEN-MW), (2) the Northeast segment (GEN-NE) and (3) the South segment (GEN-SO). We also separately report the results of our legacy CRM business, which primarily consists of Kendall and Independence, our remaining power tolling arrangements (the Independence toll is now a Dynegy intercompany (and our affiliate) agreement), as well as several legacy physical gas supply contracts, gas transportation contracts and remaining gas, power and emission trading positions. As described below, our natural gas liquids business, which was conducted through DMSLP and its subsidiaries, was sold to Targa Resources on October 31, 2005. Our consolidated financial results also reflect corporate-level expenses such as general and administrative, interest and depreciation and amortization.

Power Generation—Midwest Segment

Our Midwest fleet comprises 13 facilities located in Illinois (9 facilities), Michigan (1 facility), Ohio (1 facility) and Kentucky (2 facilities), with a total capacity of 7,551 MW. Our Midwest fleet as of December 31, 2005 operates entirely within either the Midwest ISO (MISO) or the Pennsylvania-New Jersey-Maryland Interconnection (PJM).

Starting in 2006, we have completed the final generation facility fuel conversion and will be exclusively burning low-sulfur PRB coal at all Midwest coal facilities. Late in 2004, Havana Unit 6 was converted to PRB and late 2005 Vermilion Units 1 and 2 were converted. PRB coal is a cleaner-burning coal with lower sulfur content, making it more economic to burn while emitting lower amounts of sulfur dioxide.

The conversions to PRB coal have allowed the units to upgrade to new equipment and technologies that are more reliable and allow them to have better operating margins. These upgrades will further enhance the reliability of the unit by allowing more precise control and unit response. For example, in 2005, our Baldwin and Havana stations set all-time records for continuous operations. Our Havana 6 unit set an all-time output record.

All of our Midwest facilities are located either in markets administered by MISO or PJM.

Midwest Fleet

At December 31, 2005, we owned nine generating facilities with an aggregate net generating capacity of 5,227 MW located within MISO.

MISO. All of our coal-fired generation in the Midwest is in the MISO market footprint, as are our Renaissance and Bluegrass peaking facilities. MISO operates in all or part of Ohio, Michigan, Indiana, Kentucky, Illinois, Wisconsin, Iowa, Missouri, Minnesota, North and South Dakota, Montana, and parts of Canada. MISO is responsible for least-cost economic dispatch of generation within this market and for maximum utilization of transmission to ensure that the most cost-effective generation reaches the most load within the geographic boundaries of the market. MISO began operating physical and financial energy markets on April 1, 2005. MISO uses a system known as Locational Marginal Pricing (LMP) for energy, which is a system that calculates a price for every generator and load point within the footprint. This system is “price-transparent”, allowing generators and load serving entities to see real-time price effects of transmission constraints and impacts of generation and load changes to prices at each point. MISO operates day-ahead and real-time markets into which generators can offer to provide energy. MISO uses Financial Transmission Rights (FTRs) to allow users to manage transmission congestion and corresponding price differentials across the market area. MISO currently does not have a formal capacity market or ancillary services market. MISO markets are monitored by an independent market monitor responsible for ensuring that markets are operating properly and without manipulation. MISO has proposed an energy-only market design to meet resource adequacy (i.e. causing new generation to be built when needed). Market participants are currently debating this proposal. The form and timeframe for implementation are uncertain.

Regulatory Environment. In January 2006, the ICC approved a reverse auction as the process for procuring power beginning in 2007. Under the ICC’s Orders, the first auction will occur in September 2006 and will be for almost all of the retail needs of the largest electric utilities in Illinois (Commonwealth Edison Company, and the three Ameren Illinois utilities: AmerenIP, Ameren CIPS and Ameren CILCO). Subsequent auctions would likely cover only a portion of the total retail needs of the utilities because of the use of staggered contracts for certain customer classes. There remains the possibility of substantial challenges to the auction process. Among others, the Governor and Attorney General (who has been an active party in the regulatory proceedings) have announced their opposition to the auctions and the Attorney General has filed with the State Supreme Court for expedited review of the ICC’s auction orders and a stay of the auction pending that review. In addition, at least one bill has been introduced in the Illinois General Assembly to extend the rate freeze in effect beyond the end of this year, which may have an impact on the auctions. Therefore, there is a possibility of political, legislative, judicial and/or regulatory actions over the next several months that could alter substantially, or even eliminate altogether, the auctions. Given these uncertainties, the effect of the final process that will be used in Illinois cannot be predicted at this time.

Contracted Capacity. In connection with Dynegy’s sale of Illinois Power to Ameren in the third quarter 2004, we entered into a contract to sell to Illinois Power 2,800 MW of capacity at $48 per KW-yr and up to 11.5 million MWh of energy at a fixed price of $30 per MWh for two years beginning in January 2005. We also agreed to sell 300 MW of capacity in 2005 and 150 MW of capacity in 2006 to Illinois Power at a fixed price of $16 per KW-yr with an option to purchase energy at market-based prices.

In addition to capacity committed under our contract with Ameren, approximately 27% of our total capacity in the MISO area of the region will be sold under other bilateral capacity contracts in 2006. In PJM, where capacity is sold via the robust over-the-counter capacity market as well as through capacity auctions held by PJM, we sell substantially all of our capacity each year, including 330 MW from Rocky Road through 2009. The remainder of capacity and energy is sold primarily into wholesale markets.

Environmental Considerations. Since November 1999, portions of our Midwest coal-fired fleet had been subject to a Notice of Violation (NOV) from the EPA and a complaint filed by the EPA and the DOJ in federal district court alleging violations of the Clean Air Act and related federal and Illinois regulations related to certain maintenance, repair and replacement activities at our Baldwin generating station. In 2005, after a trial in the U.S. District Court for the Southern District of Illinois, we reached agreement with the EPA, the DOJ, the State of Illinois and the environmental group intervenors on terms to settle the litigation. A consent decree was finalized in July. The consent decree requires us to (i) pay a $9 million civil penalty; (ii) fund several environmental mitigation projects in the additional aggregate amount of $15 million; and (iii) install equipment in emission control projects at our Baldwin, Vermilion and Havana plants that we estimate, based upon ongoing engineering estimates, will cost $674 million through 2013.

Please read “—Regulatory and Environmental Matters” beginning on page 112 of this prospectus for further discussion of the environmental and regulatory restrictions applicable to our business.

Midwest Fleet

At December 31, 2005, we owned interests in four generating facilities with an aggregate net generating capacity of 2,274 MW located within PJM.

PJM. Three of the ECAR reliability region facilities—Rocky Road, Rolling Hills, and Riverside/Foothills—operate within geographic boundaries of the PJM market. PJM’s geographic area has significantly expanded in the past two years, including addition of AEP and ComEd service areas. PJM now encompasses all or part of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia. PJM currently administers markets for wholesale electricity and provides transmission planning for the region, and utilizes the LMP system described above. PJM operates day-ahead and real-time markets into which generators can bid to provide electricity and ancillary services. PJM also administers markets for capacity. PJM’s markets are overseen by an independent market monitor who continually monitors markets for manipulation or improper behavior by any entity. PJM has proposed changes to its capacity markets, including establishing longer-term markets for capacity to improve market signals for new generation, and these proposals are currently being debated by market participants. Form and timing of final market design changes is indeterminate.

Contracted Capacity. In July 2004, we entered into an agreement with a term from June 2005 through May 2006 to sell 500 MW of capacity from our peaking facilities in PJM. Additionally, we have contracted to sell 240 MW of capacity from our Bluegrass facility from January through December 2006.

Power Generation—Northeast Segment

Our Northeast fleet comprises our leased Roseton and Danskamer generating facilities located in New York. Our Roseton and Danskammer facility sites are adjacent and share common resources such as fuel handling, a docking terminal, personnel and systems. The combined generating capacity of our Northeast fleet is 1,711 MW, which represents approximately 4% of New York’s generating capacity.

NYISO. All facilities are located in the New York Independent System Operator (NYISO) area. NYISO administers statewide transmission system and spot markets for electricity and calculates electricity prices and dispatches generation using an LMP model. NYISO also administers markets for capacity and certain ancillary services. NYISO has an independent market monitor that continuously checks to ensure that markets are free from manipulation and are operating properly. In 2003, NYISO implemented a “Demand Curve” mechanism for calculating pricing for installed capacity for three locational zones: New York City, Long Island, and the rest of the State of New York. Our facilities operate outside of New York City and Long Island. Capacity pricing is calculated as a function of NYISO’s annual target reserve margin (18% for 2005-2006), the estimated cost of “new entrant” generation, estimated peak demand, and the actual amount of capacity bid into the market. The Demand Curve mechanism provides for incrementally higher capacity pricing at lower reserve margins, such that

“new entrant” economics become attractive as the reserve margin approaches target levels. The intention of the Demand Curve mechanism is to ensure that existing generation has enough revenue to maintain operations when capacity revenues are coupled with energy and ancillary service revenues. Additionally, the Demand Curve mechanism is intended to attract new investment in generation in the locations in which it is needed most.

For New York, FERC has approved and extended indefinitely an Automated Mitigation Procedure, or AMP, that caps real-time bid prices based on cost characteristics of power generating facilities in NYISO. However, in June 2005, FERC required NYISO to eliminate tariff provisions that would have applied AMP in day-ahead market in the area outside New York City and Long Island. FERC’s decision was based on an opinion issued January 2005 by the U.S. Court of Appeals for the District of Columbia Circuit that vacated and remanded the FERC’s orders approving the AMP in the day-ahead market outside of New York City. In September 2005, FERC similarly required the NYISO to eliminate tariff provisions that would have applied AMP in the real-time market in the area outside New York City. However, FERC permitted NYISO to retain tariff provisions that provide for use of Real Time Software to apply conduct and impact mitigation on an interval by interval basis after appropriate consultation with the relevant market participant.

Contracted Capacity. Due to the standard capacity market operated by NYISO and liquid over-the-counter market for NYISO capacity products, we are able to sell substantially all of our capacity into the market each month. This provides for a steady stream of capacity revenues at market prices from our facilities both short-term and for the foreseeable future.

Environmental and Regulatory Considerations. Our Northeast assets may be subject to a state-driven program known as the Regional Greenhouse Gas Initiative (RGGI). RGGI is a program under development by seven New England and Mid-Atlantic states to cap and trade carbon dioxide emissions from power plants. As currently proposed, affected generators will have a variety of options to comply with RGGI. Generators can reduce their emissions through efficiency measures, fuel switching, or through the implementation of new technologies. Any excess allowances thus generated could then be sold. Generators can also purchase allowances to cover a portion of their emissions as a compliance strategy, if they emit more carbon dioxide than their initial allocation of allowances would permit. The final program requirements of RGGI and subsequent impact to our operations are not known at this time, but the Northeast states currently intend to finalize carbon dioxide emissions requirements for electric generating facilities within the next few months.

At this time, an administrative proceeding and litigation specific to water discharges issues at one of our New York facilities is ongoing. For further discussion of this matter, please see Note 10—Regulatory Issues—Roseton State Pollutant Discharge Elimination System Permit to our unaudited condensed consolidated financial statements beginning on page F-26 of this prospectus and Note 10—Regulatory Issues—Danskammer State Pollutant Discharge Elimination System Permit to our unaudited condensed consolidated financial statements beginning on page F-27 of this prospectus, respectively.

Please read “—Regulatory and Environmental Matters” beginning on page 112 of this prospectus for further discussion of the environmental and regulatory restrictions applicable to our business.

Power Generation—South Segment

Our South fleet comprises three natural gas-fired peaking facilities, and two natural gas-fired cogeneration facilities totaling 2,466 MW of electric generating capacity.

South Fleet in the SERC Area

Our Calcasieu, Heard County and Rockingham facilities (aggregate net generating capacity of 1,813 MW) are located in SERC. SERC territory includes all or portions of the states of Missouri, Kentucky, Arkansas, Tennessee, West Virginia, Virginia, North Carolina, South Carolina, Louisiana, Mississippi, Alabama and Georgia. The generating capacity of these facilities represents less than 1% of the generating capacity in SERC.

Our SERC assets are located within control areas of vertically integrated utilities and municipalities. All power sales and purchases are consummated between individual parties and are physically delivered either within or across control areas of the transmission owners. The present market framework in SERC is not a centralized market, and it is not expected that this region will transition to centralized competitive markets for energy and capacity in the foreseeable future.

SERC. The SERC region currently has surplus generation capacity, resulting from past competition among merchant plant developers, significantly exceeding SERC’s estimated target reserve margin of approximately 15% to 17%. The overcapacity is concentrated in the Entergy and Southern sub-regions of SERC (where the Calcasieu and Heard County facilities are located). This overcapacity has historically depressed energy and capacity values in this region; this influence may continue until demand growth absorbs excess supply. Overcapacity is less severe in the Virginia-Carolinas area (VACAR) sub-region of SERC (where the Rockingham facility is located), and we believe market conditions there may require new capacity additions by 2009 to 2011.

Contracted Capacity. Given the Southeast’s regulated market structure, these three plants principally sell capacity to the local regulated utilities and energy and ancillary services through bilateral transactions with the utilities and wholesale buyers. Total capacity committed under firm sales arrangements are as follows:

Southeast—Capacity Sold Under Contract

Year	Calcasieu	Heard County	Rockingham(1)	Total % Sold
2006	320 MW	495 MW	430 MW	69%
2007	320 MW	49 MW	380 MW	66%
2008	160 MW	495 MW	380 MW	57%
2009	160 MW	495 MW	215 MW	48%
2010		495 MW	215 MW	39%
2011		495 MW		27%
2012		495 MW		27%
2013		495 MW		27%
2014		495 MW		27%
2015		495 MW		27%

(1)	Pursuant to an agreement entered into in May 2006 and subject to the regulatory approvals and customary closing conditions as specified therein, we expect to sell the Rockingham facility to Duke Energy in the fourth quarter of 2006.

South Fleet in the ERCOT Area

Our CoGen Lyondell facility (net generating capacity of 610 MW) is located in Electric Reliability Council of Texas (ERCOT) comprising a majority of the state of Texas. This facility represents less than 1% of generating capacity in the ERCOT region.

This market is administered by ERCOT ISO, which oversees competitive wholesale and retail markets. ERCOT’s operations are overseen by the Public Utility Commission of Texas (PUCT). ERCOT operates as the single control area within its region, and operates energy markets for market participants. Price mitigation measures in ERCOT include a $1,000 per MWh offer cap. ERCOT is considering wholesale market design changes including locational-based marginal pricing (similar to markets in MISO, NYISO and PJM) in response to a PUCT rule. Implementation details and timing of these market changes have not yet been finalized, but are expected circa 2009.

The ERCOT region currently has surplus generation capacity indicated by a NERC estimated 2005 reserve margin of 17%, exceeding ERCOT’s target minimum reserve margin of 12.5%. This overcapacity has historically depressed energy and capacity values in this region. However, recently released reports from ERCOT indicate that reserve margins may fall below the 12.5% level by 2010 to 2013 due to recently announced generating retirements and mothballed units.

Contracted Capacity. The CoGen Lyondell facility since its inception has sold steam and 70 MW of capacity and energy to its site host, Lyondell Chemical Company, under long-term contracts expiring in December 2006. On September 6, 2005, we entered into an agreement to extend steam and energy sales to Lyondell. Under the new agreement, we will sell up to 80 MW of capacity and energy and 1.5 million pounds per hour of steam for a base contract term from January 2007 through December 2021 and subsequent automatic rollover terms of two years each thereafter through as long as December 2046.

The balance of Cogen Lyondell’s capacity and energy (approximately 530 MW) are sold through bilateral transactions or through the ERCOT daily market.

Environmental Considerations. The Cogen Lyondell facility is currently installing Dry-Low NOx emissions reduction controls at a cost of around $21.5 million to satisfy Houston-area ozone rules, and when completed the air permit will be renewed in early 2007. With these improvements, the facility is expected to be in full environmental compliance for the foreseeable future.

South Fleet Equity Investments

Black Mountain. Our Black Mountain plant is a PURPA Qualifying Facility located near Las Vegas, Nevada, in the WECC. Capacity and energy from this facility is sold to Nevada Power Company under a long-term PURPA QF contract.

West Coast Power. During 2005, we were a 50% owner of West Coast Power (a California-based joint venture co-owned with NRG Energy, Inc.) which owns and operates 1,804 MW of electric generating capacity at three locations in Southern California. This fleet operates completely within the confines of the Cal ISO wholesale market (in the Western Electricity Coordinating Council (WECC) region of NERC).

In March 2006, we completed the sale of our 50% equity interest in West Coast Power to NRG. For further information, please read “Summary—Recent Developments—Recent Acquisition and Sale” on page 8 of this prospectus.

Customer Risk Management Segment

After the termination of the Sterlington Toll Contract on March 7, 2006, the CRM business primarily consists of Kendall and Independence, the segment’s remaining power tolling arrangements, as well as our legacy physical gas supply contracts, gas transportation contracts and gas, power and emissions trading positions. A tolling arrangement is a contract whereby a generation owner sells rights to dispatch the unit at a defined heat rate and for terms and conditions provided for in the agreement while the owner continues to operate the facility. The buyer under a tolling arrangement generally provides fuel in accordance with dispatch instructions for the unit. In addition to these tolling arrangements, our CRM segment includes physical gas supply contracts, gas transportation contracts and remaining gas, power and emission trading positions. We are actively pursuing opportunities to terminate, assign or renegotiate terms of our contractual obligations remaining under these agreements when circumstances are economically advantageous to us.

Power Tolling Arrangements. In December 2005, we announced that we had agreed to terminate the Sterlington Toll Contract. Under the terms of the agreement, we paid Quachita, a joint venture of GE Energy Financial Services and Cogentrix Energy, Inc., approximately $370 million to eliminate approximately $456 million in capacity payment obligations through 2012 and approximately $295 million in additional capacity payment obligations that would arise if Quachita exercised its option to extend the contract through 2017. The termination became effective on March 7, 2006.

With respect to Kendall, we have mitigated the effect of such tolling arrangement through November 2008 by entering into a “back-to-back” power purchase agreement with a subsidiary of Constellation Energy, whereby we will receive payments which offset our obligations to LSP-Kendall. Pursuant to this arrangement, we are obligated to make aggregate payments of approximately $456 million to LSP-Kendall in exchange for access to power generated by their facilities, resulting in a total obligation of $335 million, net of $122 million to be received from Constellation over the next 35 months.

Under the Independence tolling arrangement, we are entitled to take up to 645 MW of the power generated by the Independence generating facility located in New York. Additionally, we are also obligated to make fixed payments related to an electricity swap agreement that allows us the rights to the economics of approximately 375 MW of the plant. Our parent, Dynegy, acquired Independence in 2005, and we remain obligated (to our affiliate) under the agreement. Pursuant to the agreements, we are obligated to make annual payments of approximately $75 million through 2014.

Legacy Marketing and Trading. Regarding our legacy gas, power and emission businesses, we have substantially reduced the size of our mark-to-market portfolio since October 2002, when we initiated our efforts to exit the CRM business.

Gas—As of December 31, 2005, we have exited a significant portion of our physical and financial gas marketing and trading business. We expect to have substantially exited this business by the end of 2007, with the exception of a minimal number of physical gas transactions that expire between 2010 and 2017. Many of our remaining transactions relate to the sale of natural gas to power plants, municipalities, and other industrial users in various regions across the U.S. along with financial contracts that hedge the price exposure inherent in those contracts. These remaining transactions still require cash payments to purchase gas for our customers; however, those cash requirements are partially offset by the proceeds received from financial contracts hedging the supply. We will continue our efforts to exit the remaining transactions as allowed by market liquidity, credit requirements, and market opportunities.

Power—Our remaining CRM power business, exclusive of our remaining power tolling arrangements, is expected to be substantially exited by the end of 2006, with the exception of a minimum number of positions that will remain until 2010. These transactions primarily relate to past trading activity that was conducted in prior years for periods that have yet to mature. These transactions are accounted for on a mark-to-market basis and will continue to impose volatility in our statement of operations as prices change during the year. We currently anticipate that these transactions will be cash flow positive for 2006 on an aggregate basis. We will continue our efforts to exit the remaining transactions as allowed by market liquidity, credit requirements, and market opportunities.

Emissions—We have forward obligations to deliver SO2 emissions allowances in 2006, 2007 and 2008. Our financial statements reflect the gain or loss on these obligations resulting from the price fluctuation in SO2 emissions allowances. These obligations are hedged by an inventory of physical SO2 emissions allowances and such inventory is valued at the lower of cost or market, in accordance with GAAP. Upon settlement of the forward obligations, we will recognize gains to the extent that the delivery price is higher than the book value of our inventory. Upon delivery of the emissions allowances, we expect a positive cash flow as third parties make payment for the emissions allowances. The inventory of emissions allowances that we use to fulfill our forward obligations is separate from the inventory and needs of our Power Generation business.

Natural Gas Liquids

Our natural gas liquids segment consisted of our midstream asset operations, located principally in Texas, Louisiana and New Mexico, and our North American natural gas liquids marketing business, which we sold in October 2005. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Discontinued Operations—Natural Gas Liquids to our audited consolidated financial statements beginning on page F-52 of this prospectus for further discussion. This segment had both upstream and downstream components. The upstream components included natural gas gathering and processing; while the downstream components included fractionating, storing, terminalling, transporting, distributing and marketing natural gas liquids.

Other

Our Other segment includes corporate governance roles and functions, which are managed on a consolidated basis, and specialized support functions such as finance, accounting, risk control, tax, legal, human resources, administration and information technology. Corporate general and administrative expenses, income taxes and interest expenses, except for interest on borrowings incurred by our operating segments, are also included, as are corporate-related other income and expense items.

REGULATORY AND ENVIRONMENTAL MATTERS

Our business is subject to extensive federal, state and local laws and regulations governing the generation and sale of electricity.

Federal. Our ability to charge market-based rates for electricity, as opposed to cost-based rates, is governed by the FERC. We have been granted market-based authority for our exempt wholesale generator facilities, which includes all of our facilities except CoGen Lyondell and Black Mountain. These two facilities are Qualifying Facilities, which have various exemptions from federal regulation and sell electricity directly to purchasers under power purchase agreements. Our market-based authority is predicated on FERC not finding the existence of market power for our facilities with market-based rates, and our next triennial market power review is scheduled for mid-2008. The FERC has adopted market behavior regulations and, more recently, other regulations modeled after the SEC’s Rule 10b-5, designed to prohibit market manipulation. A violation of these regulations could result in the revocation or suspension of our market-based authority, as well as disgorgement of profits and potential penalties. Please read Note 15—Regulatory Issues to our audited consolidated financial statements beginning on page F-80 of this prospectus for further discussion.

State. Our business also is subject to regulation in the states where we operate. Proposed reforms to these regulations are pending in several states, including Illinois. Please read “—Segment Discussion” beginning on page 105 for further discussion of these state regulations by segment.

Environmental, Health and Safety Matters

Our business is subject to extensive federal, state and local laws and regulations governing discharge of materials into the environment or otherwise relating to environmental, health and safety protection for our employees and communities. We are committed to operating within these regulations and to conducting our business generally in a safe and environmentally responsible manner. This can be challenging because, among other reasons, the regulatory landscape is constantly changing and has become more stringent over time. Failure to acquire or maintain permits or to otherwise comply with applicable rules and regulations may result in fines and penalties. Additionally, the process for acquiring or maintaining permits or otherwise complying with applicable rules and regulations may require unprofitable or unfavorable operating conditions or, in many cases, significant capital and operating expenditures.

Our aggregate expenditures for compliance with laws and regulations related to the protection of the environment associated with our power generation fleet were approximately $55 million in 2005, compared to approximately $25 million in 2004 and approximately $51 million in 2003. In 2005, our expenditures include $27 million associated with the conversion of our Vermilion and Havana facilities to PRB coal. We estimate that total environmental expenditures (both capital and operating) in 2006 will be approximately $67 million. These expenditures are exclusive of the civil penalty and environmental mitigation projects required by the Baldwin consent decree discussed above. In 2006, the projected costs are associated primarily with enhanced air pollution controls, and handling of combustion byproducts. Changes in environmental regulations or outcomes of litigation, and permit proceedings, including our ongoing New York State Pollution Discharge Elimination System (SPDES) permit proceeding involving Roseton, could result in additional requirements that would necessitate increased future spending and potentially adverse operating conditions.

Following is a summary of material environmental, health and safety matters impacting our business.

The Clean Air Act. The Clean Air Act and comparable state laws and regulations relating to air emissions impose responsibilities on owners and operators of sources of air emissions, including requirements to obtain construction and operating permits as well as compliance certifications and reporting obligations. The Clean Air Act requires that fossil-fueled plants have sufficient SO2 and, in some regions, NOX emission allowances, as well as meet certain pollutant emission standards. Our electric generation facilities, some of which have changed their operations previously to accommodate new control equipment or changes in fuel mix, are presently in compliance with these requirements. In order to ensure continued compliance with the Clean Air Act and related rules and regulations, including ozone-related requirements, we have plans to install emission reduction technology and expect to incur a total capital expenditure of up to $21.5 million through 2007 pursuant to such plans.

Remedial Laws. We are also subject to environmental requirements relating to handling and disposal of toxic and hazardous materials, including provisions of CERCLA and RCRA and similar state laws. CERCLA imposes strict liability on persons that contributed to release of a “hazardous substance” into the environment. These persons include the current or previous owner and operator of a facility and companies that disposed, or arranged for disposal, of hazardous substance found at a facility. CERCLA also authorizes the EPA and, in some cases, private parties to take actions in response to threats to public health or the environment and to seek recovery for costs of cleaning up hazardous substances that have been released and for damages to natural resources from such responsible party. Further, it is not uncommon for neighboring landowners and other affected parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. CERCLA or RCRA could impose remedial obligations at a variety of our facilities.

Additionally, the EPA may develop new regulations that impose additional requirements on facilities that store or dispose of non-hazardous fossil fuel combustion materials, including coal ash. If so, we and other similarly situated power generators may be required to change current waste management practices and incur additional capital expenditures to comply with these regulations.

As a result of their age, a number of our facilities contain quantities of asbestos-containing materials, lead-based paint, and/or other regulated materials. Existing state and federal rules require the proper management and disposal of these materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations and removal and abatement of asbestos-containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself.

Health and Safety Rules. Our operations are subject to requirements of the Occupational Safety and Health Administration (OSHA) and other comparable federal, state and provincial statutes. We have processes in place to identify and evaluate risk in order to ensure that non-compliances are corrected timely. We believe we currently comply and expect to continue to comply in all material respects with applicable rules and regulations.

Ongoing and Future Environmental Initiatives. Current and proposed legislation and rulemaking contains requirements for further environmental control that we expect may result in substantial capital investments and operational costs. Sources of these ongoing and potential future requirements include:

•	Legislative and regulatory proposals to adopt stringent controls on SO2, NOx and mercury emissions from coal-fired power plants;

•	Clean Water Act requirements to reduce impacts of water intake structures on aquatic species at certain of our power plants;

•	Possible future requirements to reduce carbon dioxide emissions to address concerns about global warming; and

•	The State of Illinois’ current consideration of a state rule that would require greater mercury emission reductions and in a shorter time period than the federal Clean Air Mercury Rule (CAMR).

Following is a description of reasonably anticipated environmental initiatives for which we could incur significant expenditures, depending on the outcome.

Multi-Pollutant Air Emission Initiatives. In recent years, various federal and state legislative and regulatory multi-pollutant initiatives have been introduced. In early 2005, the EPA finalized several rules that would collectively require reductions of approximately 70% each in emissions of SO2, NOx and mercury from coal-fired electric generating units by 2015 (2018 for mercury).

The Clean Air Interstate Rule (CAIR) is intended to reduce SO2 and NOx emissions across the Eastern United States (29 states and the District of Columbia) and address fine particulate matter (PM2.5) and ground-level ozone National Ambient Air Quality Standards. The rule includes both seasonal and annual NOx control programs as well as an annual SO2 control program. A majority of our generating facilities will be subject to these programs. The compliance deadline for Phase I for the NOx control program becomes effective in 2009; the SO2 control program becomes effective in 2010. The final compliance phase begins in 2015. With respect to SO2 emissions, CAIR will require the use of two emission credits for each ton of emissions beginning in 2010 and 2.87 emission credits for each ton of emissions beginning in 2015. In August 2005, the Administrator of the Federal EPA published a proposed rule that includes a federal implementation plan (FIP) to reduce transport of fine particulate matter and ozone, modeled after CAIR.

CAMR will permit mercury emission reductions to be achieved from existing sources through a national cap-and-trade program. The cap-and-trade approach would include a two-phase mercury reduction program for coal-fired utilities. CAMR imposes a national cap on mercury emissions from coal-fired power plants of 38 tons by 2010 and 15 tons by 2018, down from the estimated 48 tons emitted in 1999. In October 2005, the Federal EPA announced its decision to reconsider several issues in connection with CAMR, including the impacts associated with implementation of an emissions cap-and-trade program. The agency recently concluded its reconsideration without proposing substantial changes to the rule.

The Clean Air Visibility Rule (CAVR) addresses the requirement for states to analyze and include “Best Available Retrofit Technology” (BART) requirements for individual facilities in their SIPs to address regional haze. SIP rules are due by the end of 2008 with compliance expected five years later. The requirements apply to facilities built between 1962 and 1977 that emit more than 250 tons per year of certain regulated pollutants in specific industrial categories, including utility boilers. The record for the final rule contains an analysis that demonstrates that for electric generating units subject to CAIR, CAIR will generally result in more visibility improvements than BART would provide. Therefore, it may prove sufficient for states that adopt CAIR to substitute CAIR requirements for BART controls otherwise required by SIPs under CAVR. In July 2005, EPA also issued a proposed rule detailing requirements for an emissions trading program that can satisfy BART requirements for regional haze program for non-CAIR states.

The latest revisions to the CAIR, CAMR and CAVR have not caused us to significantly revise our original estimates of capital investments necessary to achieve compliance with these requirements. In general, requirements of these rules would require compliance to be achieved either by installation of pollution controls, purchase of emission allowances, curtailment of operations or some combination thereof. However, the final rules give states substantial discretion in developing their rules to implement these programs and states will have 18 months after publication of the notice of final rulemaking to submit their revised SIPs. In addition, CAIR, CAMR and CAVR have been challenged in the federal courts. As a result, ultimate state requirements may not be known for several years and may depart significantly from rules described here. If final rules are remanded by the court, if states elect not to participate in the federal cap-and-trade programs, and/or if states elect to impose additional requirements on individual units that are already subject to CAIR, CAVR and/or CAMR, our costs could increase significantly.

Global Climate Change. The international treaty relating to global warming (commonly known as the Kyoto Protocol) would have required reductions in emissions of greenhouse gases, primarily carbon dioxide and methane, by power generating facilities, as well as other industries, if adopted by the United States. As an alternative to Kyoto, which became effective (without ratification by the United States) in February 2005, current U.S. policy regarding greenhouse gases favors voluntary reductions, increased operating efficiency, and continued research and technology development. Although several bills have been introduced in Congress that would compel reductions in carbon dioxide emissions, none have advanced through the legislature and there are presently no federal mandatory greenhouse gas reduction requirements. The likelihood of any federal mandatory carbon dioxide emissions reduction program being adopted in the near future, and the specific requirements of any such program, are uncertain. However, a number of states in the Northeast and the West have proposed or are in the process of developing regulatory programs to manage greenhouse gas emissions. Please read “Multi-Pollutant Air Emission Initiatives” above for further discussion.

Any adoption by the federal or state governments of programs mandating a substantial reduction in greenhouse gas emissions could have far-reaching and significant impacts on the energy industry. Although we cannot predict the potential impact of such laws or regulations on our future financial condition, results of operations or cash flows, we will continue to monitor and participate in greenhouse gas policy developments in the regions in which we operate and will continue to assess and respond to the potential impact on our business operations.

Water Issues. Our wastewater discharges are permitted under the Clean Water Act and analogous state laws. EPA’s Phase II rule under Section 316(b) of the Clean Water Act established national standards aimed at protecting aquatic life at power generating facilities with existing cooling water intake structures. Five of our coal and one our fuel-oil fired facilities in Illinois and New York are affected sources under the rule. The rule requires a Comprehensive Demonstration Study (CDS) for each affected facility to provide information needed to determine necessary facility-specific modifications and cost estimates for implementation. The required studies are either underway or complete at all of the affected facilities and the rule requires that final compliance plans be in place by January 2008. Once compliance measures are determined and approved by regulators, a facility may have several years to implement the measures. Due to the wide range of measures potentially applicable to a given facility, and since the final selection of compliance measures will be at least partially dependent upon the CDS information, we are not able to estimate our total fleet cost for complying with the rule at this time.

As with air quality, the requirements applicable to water quality are expected to increase in the future. A number of efforts are under way within the EPA to evaluate water quality criteria for parameters associated with the by-products of fossil fuel combustion. These parameters include arsenic, mercury and selenium. Significant changes in these criteria could impact station discharge limits and could require our facilities to install additional water treatment equipment.

COMPETITION

Demand for power may be met by generation capacity based on several competing technologies, such as gas-fired, coal-fired or nuclear generation and power generating facilities fueled by alternative energy sources, including hydro power, synthetic fuels, solar, wind, wood, geothermal, waste heat and solid waste sources. Our power generation businesses in the Midwest, Northeast, and South compete with other non-utility generators, regulated utilities, unregulated subsidiaries of regulated utilities and other energy service companies. We believe that our ability to compete effectively in these businesses will be driven in large part by our ability to achieve and maintain a low cost of production, primarily by managing fuel costs, and to provide reliable service to our customers. We believe our primary competitors consist of at least 15 companies in the power generation business.

OPERATIONAL RISKS AND INSURANCE

We are subject to all risks inherent in the various businesses in which we operate. These risks include, but are not limited to, equipment breakdowns or malfunctions, explosions, fires, terrorist attacks, product spillage, weather, nature, inadequate maintenance of rights-of-way, which could result in damage to or destruction of operating assets and other property, or could result in personal injury, loss of life or pollution of the environment, as well as curtailment or suspension of operations at the affected facility. We maintain general public liability, property/boiler and machinery, and business interruption insurance in amounts that we consider to be appropriate for such risks. Such insurance is subject to deductibles and caps that we consider reasonable and not excessive given the current insurance market environment. The costs associated with these insurance coverages have increased significantly during recent periods, and may continue to do so in the future. The occurrence of a significant event not fully insured or indemnified against by a third party, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition. While we currently maintain levels and types of insurance that we believe to be prudent under current insurance industry market conditions, our potential inability to secure these levels and types of insurance in the future could negatively impact our business operations and financial stability, particularly if an uninsured loss were to occur. No assurance can be given that we will be able to maintain these levels of insurance in the future at rates we consider commercially reasonable.

In our CRM segment, we also face market, price, credit and other risks relative to our exit from the CRM business. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” beginning on page 98 of this prospectus for further discussion of these risks.

In addition to these operational risks, we also face the risk of damage to our reputation and financial loss as a result of inadequate or failed internal processes and systems. A systems failure or failure to enter a transaction properly into the records and systems may result in an inability to settle a transaction in a timely manner or cause a contract breach. Our inability to implement the policies and procedures that we have developed to minimize these risks could increase our potential exposure to damage to our reputation in the industries in which we compete and to financial loss. Please read Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for further discussion regarding our internal control systems.

SIGNIFICANT CUSTOMERS

For the year ended December 31, 2005, approximately 30%, 23% and 10% of our consolidated revenues were derived from transactions with NYISO, AmerenIP and Constellation Energy, respectively. For the year ended December 31, 2004, approximately 19% and 10% of our consolidated revenues were derived from transactions with NYISO and AEP, respectively. For the year ended December 31, 2003, approximately 21% and 13% of our consolidated revenues were derived from transactions with NYISO and Constellation Energy, respectively. No other customer accounted for more than 10% of our consolidated revenues during 2005, 2004 or 2003.

EMPLOYEES

At December 31, 2005, we had approximately 354 employees at our administrative offices and approximately 971 employees at our operating facilities. Approximately 637 employees at facilities operated by us are subject to collective bargaining agreements with various unions. We believe relations with our employees are satisfactory.

DESCRIPTION OF NOTES

The Notes were issued under a senior debt indenture, dated as of September 26, 1996, as amended and restated as of March 23, 1998 and again as of March 14, 2001, entered into between us and Wilmington Trust Company (as successor to JPMorgan Chase Bank, N.A.), as trustee, as supplemented by (i) a supplemental indenture dated as of July 25, 2003 and (ii) a supplemental indenture, dated as of or about April 12, 2006, setting forth the terms of the Notes, or, as so supplemented, the “senior notes indenture” or the “indenture”. We have previously issued pursuant to this senior debt indenture our 7.45% senior notes due 2006, 6.875% senior notes due 2011, 8.75% senior notes due 2012, 7.125% senior debentures due 2018 and 7.625% senior debentures due 2026.

In this description, the words “we,” the “Company,” “us” and “our” refer only to Dynegy Holdings Inc. and not to any of its subsidiaries and the term “indenture” refers to the indenture and the supplemental indenture.

The following summary of certain provisions of the indenture and the Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture and the Notes, including, without limitation, the definitions of certain terms in the indenture. We urge you to read the indenture because it, not this description defines your rights as a holder of the Notes. Copies of the indenture are available upon request of the Company at the address indicated under “Where You Can Find More Information.”

We issued $750.0 million of the Outstanding Notes. As described under “—Further Issuances,” under the indenture we can issue additional Notes at later dates. In addition, we can issue additional series of debt securities without limitation under the indenture in the future. The indenture has been qualified under the Trust Indenture Act. You should refer to the Trust Indenture Act for additional provisions that apply to the Notes.

General

The Notes were issued only in registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 above that amount. The Notes are initially represented by one or more global certificates registered in the name of a nominee of DTC.

The trustee, through its corporate trust office, is acting as our paying agent and security registrar in respect of the Notes. The current location of such corporate trust office is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-1615, Drop Code: 1615. However, we may, at our option, make interest payments on the Notes by check mailed to the address of the person entitled thereto as such address appears in the security register. So long as the Notes are issued in the form of global certificates, payments of principal, interest and premium, if any, will be made by us through the paying agent to DTC.

The indenture does not limit the amount of debt securities, debentures, notes or other types of indebtedness that we or any of our subsidiaries may issue nor does the indenture restrict transactions between us and our affiliates or the payment of dividends or other distributions by us to our shareholders. In addition, other than as set forth under “—Certain Covenants—Limitation on Liens,” the indenture and the Notes do not contain any covenants or other provisions that are intended to afford holders of the Notes special protection in the event of either a change of control or a highly leveraged transaction involving us.

The Notes are not entitled to the benefit of any sinking fund. We may at any time and from time to time purchase Notes in the open market or otherwise.

Principal, Maturity and Interest

The Notes will mature on May 1, 2016. We issued $750.0 million aggregate principal amount of the Notes. Interest on the Notes accrues at a rate of 8.375% per annum and is payable semi-annually in arrears on May 1 and November 1 of each year beginning on November 1, 2006. We will pay interest to those persons who were holders of record on the April 15 or October 15 immediately preceding each interest payment date. Interest on the Exchange Notes will accrue from the initial issuance date of the Outstanding Notes tendered in exchange therefor. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the Notes, increase the principal amount of the Notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional Notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the Notes previously issued, and such additional Notes will form a single series with the previously issued Notes, including for voting purposes.

Optional Redemption

The Notes are not redeemable at the option of the Company prior to maturity.

Ranking

The Notes are:

•	senior unsecured obligations of the Company;

•	equal in ranking in right of payment (“pari passu”) with all our existing and future unsecured indebtedness that is not by its terms subordinated to the Notes (including our currently outstanding senior unsecured notes and debentures); and

•	senior in right of payment to all of our existing and future subordinated indebtedness.

The existing and future secured debt and other secured obligations of the Company (including obligations with respect to the Credit Agreement, our Central Hudson operating lease, any of the Second Priority Notes remaining outstanding following the consummation of the SPN Tender Offer and the Term L/C Facility) are effectively senior in right of payment to the Notes to the extent of the value of the assets securing such debt or other obligations.

As of March 31, 2006, after giving effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Data,” the total outstanding consolidated debt of the Company, excluding lease obligations and unused commitments made by lenders, would have been approximately $2.7 billion. Of such amount, approximately $200 million would have been secured debt, excluding outstanding letters of credit and our Central Hudson operating lease. In addition, our remaining outstanding Second Priority Notes have the benefit of subsidiary guarantees and security interests in certain of our and our subsidiaries’ assets. Moreover, any amounts we draw under the Credit Agreement will be secured by substantially all of our and certain of our subsidiaries’ assets, as will the pending Term L/C Facility.

We only have a stockholder’s claim on the assets of our subsidiaries. This stockholder’s claim is junior to the claims that creditors of our subsidiaries have against those subsidiaries. Holders of the Notes are creditors only of the Company, and not of our subsidiaries. None of our subsidiaries guarantee the Notes. As a result, all the existing and future liabilities of our subsidiaries, including any claims of trade creditors and preferred stockholders of our subsidiaries, are effectively senior to the Notes. In addition, neither Dynegy Inc. nor Sithe Energies, Inc. guarantee the Notes, nor their respective assets or operations support the Notes.

Although our subsidiaries do not have any debt, our subsidiaries have other substantial liabilities, including contingent liabilities that may be significant. The indenture does not contain any limitations on the amount of additional debt that we or our subsidiaries may incur. The amounts of this debt could be substantial, and this debt may be debt of our subsidiaries, in which case this debt would be effectively senior in right of payment to the Notes.

The Notes are obligations exclusively of the Company. All of the Company’s operations are conducted through subsidiaries. Therefore, our ability to service our debt, including the Notes, is dependent upon the earnings and cash flows of our subsidiaries and their ability to distribute those earnings as dividends, loans or other payments or advancements to us. Certain laws and regulations restrict the ability of our subsidiaries to pay dividends and make loans and advances to us. In addition, such subsidiaries have entered into and may enter into contractual arrangements that limit their ability to pay dividends and make loans and advances to us.

Events of Default

Any one of the following events constitutes an “Event of Default” with respect to the Notes:

•	we do not pay interest on any note when it becomes due and payable, and continuance of such default for a period of 30 days;

•	we do not pay principal or premium, if any, on any note on its due date;

•	we fail to perform any other covenant with respect to the Notes and such failure has continued for 90 days after written notice as provided in the indenture;

•	the acceleration of the maturity of any indebtedness for borrowed money of the Company or any Subsidiary (other than the Notes) having an aggregate principal amount outstanding in excess of an amount equal to 5% of the Company’s Net Tangible Assets, if such acceleration is not rescinded or annulled, or such indebtedness shall not have been discharged, within 15 days after written notice thereof to the Company; or

•	certain events in bankruptcy, insolvency or reorganization occur involving us.

An Event of Default with respect to the Notes will not necessarily be an Event of Default with respect to any other series of debt securities issued under the indenture and an Event of Default with respect to any other series of debt securities issued under the indenture will not necessarily be an Event of Default with respect to the Notes.

If an Event of Default occurs with respect to the Notes and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes, by notice as provided in the indenture, may declare the principal amount of all the Notes to be due and payable immediately. At any time after a declaration of acceleration with respect to the Notes has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in aggregate principal amount of the Notes may, under certain circumstances, rescind and annul such acceleration.

The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the Notes. However, the trustee is not obligated to take any action unduly prejudicial to holders not joining in such direction or subjecting the debt trustee to personal liability.

We are required to furnish to the trustee annually a statement as to the performance of our obligations under each indenture and as to any default in such performance under the indenture.

Satisfaction and Discharge

We may discharge all of our obligations to holders of the Notes that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee an amount sufficient to pay when due the principal of and interest, if any, on all outstanding Notes.

Defeasance and Covenant Defeasance

General

We have two options to discharge our obligations under the Notes before their maturity date. We may elect either:

•	to defease and be discharged from any and all obligations with respect to the Notes (except as described below) (“defeasance”); or

•	to be released from our obligations with respect to certain covenants applicable to the Notes (“covenant defeasance”).

To elect either option, we must deposit with the trustee an amount of money and/or U.S. government obligations in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on, the Notes on the stated maturity of such payments.

Defeasance

We may establish a trust to defease and discharge our obligations, only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that:

•	we have received from, or there has been published by, the Internal Revenue Service a ruling; or

•	since the date of the indenture there has been a change in applicable federal income tax law;

in either case to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge. The opinion must also provide that the holders of the Notes will be subject to federal income tax on the same amounts and in the same manner as would have been the case if such deposit, defeasance and discharge had not occurred. If any such defeasance and discharge occurs, holders of Notes will be entitled to look only to such trust fund for payment of principal of, and any premium and any interest on their Notes until maturity.

Upon the occurrence of a defeasance, we will be deemed to have paid and discharged the entire indebtedness represented by the Notes and to have satisfied all of our obligations, except for:

•	the rights of holders of the Notes to receive, solely from the trust funds deposited to defease such Notes, payments in respect of the principal of, premium, and/or interest, if any, on the Notes when such payments are due; and

•	certain other obligations as provided in the indenture.

Covenant Defeasance

The indenture provides that we may omit to comply with the covenants described under “—Certain Covenants—Limitation on Liens” and “—SEC Reports” below, but the remainder of the indenture and securities of such series will otherwise be unaffected thereby. Any such omission will not be an Event of Default with respect to the Notes, upon the deposit with the trustee, in trust, of money and/or U.S. government obligations in an amount sufficient to pay the principal of, and premium, if any, and each installment of interest on, the Notes on the stated maturity of such payments. Our other obligations will remain in full force and effect. Such a trust may be established only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance. The opinion must also provide that holders of the Notes will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Federal Income Tax Consequences Relating to Defeasance and Covenant Defeasance

Under current United States federal income tax law, defeasance and discharge would likely be treated as a taxable exchange of the Notes to be defeased for an interest in the defeasance trust. As a consequence, a holder would recognize gain or loss equal to the difference between the holder’s cost or other tax basis for such Notes and the value of the holder’s interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current United States federal income tax law, covenant defeasance would ordinarily not be treated as a taxable exchange of such Notes.

Modification of the Indentures and Waiver

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of the Notes to, among other things:

•	evidence the assumption by a successor Person of our obligations under the indenture;

•	add covenants or new “Events of Default”;

•	add, change or eliminate any provisions of the indenture that do not modify the rights of the holders of the Notes;

•	secure the debt securities;

•	evidence the acceptance of appointment by a successor trustee; and

•	cure any ambiguity or correct any inconsistency or defectiveness in the indenture.

The indenture also contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes outstanding, to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of outstanding Notes; provided that we and the trustee may not, without the consent of each such holder of Notes affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, such Notes;

•	change the redemption date with respect to such Notes;

•	reduce the principal amount of, or premium or interest on, such Notes;

•	change the coin or currency in which such Notes or any premium or interest thereon is payable;

•	change the redemption or repayment right of any holder;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity thereof or redemption date applicable thereto, with respect to such Notes;

•	reduce the percentage in principal amount of Notes under the indenture, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the indenture or to waive certain defaults;

•	reduce the requirements contained in the indenture for quorum or voting;

•	change any of our obligations to maintain an office or agency in the places and for the purposes required by the indenture; or

•	modify any of the above provisions.

The holders of a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all Notes, waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding Notes may, on behalf of all holders of Notes, waive any past default under the indenture with respect to any Notes, except a default:

•	in the payment of principal of, or premium, if any, or any interest on, any Notes; or

•	in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding note affected.

The indenture provides that, in determining whether the holders of the requisite principal amount of the outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, Notes owned by the Company or any affiliate of the Company will be disregarded.

Consolidation, Merger and Sale of Assets

Under the indenture, we may, without the consent of the holders of any of the outstanding Notes, consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any other corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, provided that:

•	such successor Person assumes our obligations on the Notes under the indenture;

•	after giving effect to the transaction, no “Event of Default” has occurred and is continuing; and

•	certain other procedural conditions are met.

Governing Law

The indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

Wilmington Trust Company (as successor to JPMorgan Chase Bank, N.A.) is the trustee under the indenture. Wilmington Trust Company is also the trustee under the indenture governing our Second Priority Notes, and is a collateral trustee under the Credit Agreement.

The indenture contains certain limitations on the right of the trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in certain other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

Pursuant to the Trust Indenture Act of 1939, should a default occur with respect to the Notes, Wilmington Trust Company would be required to resign as trustee under the indenture or the indenture governing our Second Priority Notes within 90 days of such default, unless such default were cured, duly waived or otherwise eliminated.

Certain Covenants

Certain Definitions

“Net Tangible Assets” means the total amount of assets appearing on a consolidated balance sheet of the Company and its Subsidiaries less, without duplication:

•	total current liabilities (excluding current maturities of long-term debt and preferred stock);

•	all reserves for depreciation and other asset valuation reserves but excluding reserves for deferred federal and state income taxes;

•	all intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset; and

•	all appropriate adjustments on account of minority interests of other Persons holding common stock in any Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any natural gas, natural gas liquids or crude oil pipeline, distribution system, gathering system, storage facility or processing plant, except any such property that in the opinion of our Board of Directors is not of material importance to the business conducted by us and our consolidated Subsidiaries taken as a whole.

“Principal Subsidiary” means any of our Subsidiaries that owns a Principal Property.

“Subsidiary” of a Person means:

•	any corporation more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such person or by one or more of its Subsidiaries, or by such person and one or more of its Subsidiaries; or

•	any partnership or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned.

For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests which ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Limitation on Liens

The indenture provides that we will not, and will not permit any Principal Subsidiary to, issue, assume or guarantee any indebtedness for money borrowed (“Debt”) if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any of (1) our Principal Property or (2) the Principal Property of any Principal Subsidiary or (3) upon any shares of stock or indebtedness of any Principal Subsidiary (whether such Principal Property, shares of stock or indebtedness is now owned or hereafter acquired) without in any such case effectively providing that the Notes (and all other senior debt securities issued under the indenture) shall be secured equally and ratably with (or prior to) such Debt, except that the foregoing restrictions will not apply to:

•

mortgages on any property acquired, constructed or improved by us or any Principal Subsidiary after the date of the indenture which are created within 180 days after such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost thereof;

provided that in the case of such construction or improvement the mortgages shall not apply to any property theretofore owned by us or any Principal Subsidiary other than theretofore unimproved real property;

•	existing mortgages on property acquired (including mortgages on any property acquired from a person which is consolidated with or merged with or into us or a Subsidiary) or mortgages outstanding at the time any corporation, partnership or trust becomes a Subsidiary that are not incurred in connection with such entity becoming a Subsidiary;

•	mortgages in favor of domestic or foreign governmental bodies to secure advances or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages, including mortgages to secure Debt of the pollution control or industrial revenue bond type;

•	mortgages in favor of us or any Principal Subsidiary;

•	mortgages on any Principal Property held, leased or used by us or any Principal Subsidiary in connection with the exploration for, development of or production of (but not the gathering, processing, transportation or marketing of) natural gas, oil or other minerals; or

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the preceding bullet points.

Notwithstanding the preceding, we and any Principal Subsidiary may, without securing the Notes (or any other senior debt securities issued under the indenture), issue, assume or guarantee secured Debt (which would otherwise be subject to the foregoing restrictions) in an aggregate amount which, together with all other such Debt, does not exceed 15% of the Net Tangible Assets, as shown on a consolidated balance sheet, prepared by us in accordance with generally accepted accounting principles, as of a date not more than 90 days prior to the proposed transaction.

Following the sale of our natural gas liquids business, however, we do not have any properties that meet the definition of “Principal Property” under the indenture governing the Notes. Accordingly, we may issue, assume or guarantee indebtedness that is secured by any of the properties we currently own without securing the Notes equally and ratably with any such indebtedness.

SEC Reports

Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will file with the SEC and provide the trustee and holders of the Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a registrant that is a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections and post such information, documents and other reports on our parent’s website.

In addition, we will furnish to the holders of Notes and to prospective investors, upon request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “banking organization” within the meaning of the New York Banking Law, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participating organizations, which we refer to in this prospectus as “participants,” and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) have ownership interests in DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, which we refer to in this prospectus as “indirect participants,” that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own Notes held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each note held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream also may be subject to the procedures and requirements of such systems. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) or by the participants and the indirect participants (with respect to the owners of beneficial interests in such Global Note other than participants).

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note. Because DTC, Euroclear and Clearstream can act only on behalf of their respective participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC, Euroclear or Clearstream system, as applicable, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payment of principal of and interest on Notes represented by a Global Note will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the indenture. Under the terms of the indenture, the Company and the trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note as shown on the records of DTC. The Company expects that payments by participants or indirect participants to owners of beneficial interests in a Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants and indirect participants.

Neither the Company nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf of delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the indenture and the Notes. Except as set forth above, owners of beneficial interests in a Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under such Global Note. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the trustee or the underwriters will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for certificated Notes only if:

•	DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

•	the Company executes and delivers an order that such Global Note shall be so exchangeable and the transfer thereof so registerable; or

•	there shall have occurred and be continuing an “Event of Default” with respect to the Notes represented by such Global Note.

Any Global Note that is exchangeable for certificated Notes pursuant to the preceding sentence will be exchanged for certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated Notes,

•	certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof;

•	payment of principal of, and premium, if any, and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registerable, at the office or agency of the Company maintained for such purposes; and

•	no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no-action letters issued to third parties, we believe that you may transfer the Exchange Notes issued to you pursuant to the exchange offer in exchange for your Outstanding Notes if:

•	you acquire the Exchange Notes in the ordinary course of your business; and

•	you are not engaged in, do not intend to engage in and have no arrangements or understanding with any person to participate in a distribution of such Exchange Notes within the meaning of the Securities Act.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired Outstanding Notes directly from us.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. To date, the staff of the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the Outstanding Notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the accompanying letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Notes), other than commissions or concessions of brokers or dealers and transfer taxes under certain circumstances, and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

If you wish to exchange your Outstanding Notes for Exchange Notes in the exchange offer, you will be required to make representations to us as described in the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering.” As indicated in the accompanying letter of transmittal, you will be deemed to have made these representations by tendering your Outstanding Notes in the exchange offer. In addition, if you are a broker-dealer who receives Exchange Notes for your own account in exchange for Outstanding Notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such Exchange Notes.

LEGAL MATTERS

Certain legal matters with respect to the Exchange Notes have been passed upon for us by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

The consolidated financial statements of Dynegy Holdings Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains explanatory paragraphs that emphasize our substantial litigation and restatement of our consolidated financial statements as described in the explanatory note to our consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of West Coast Power LLC as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph that emphasizes West Coast Power LLC’s substantial litigation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DYNEGY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions)

	March 31, 2006	December 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$1,315	$1,301
Restricted cash	—	335
Accounts receivable, net of allowance for doubtful accounts of $101 and $101, respectively	317	598
Accounts receivable, affiliates	38	61
Inventory	202	203
Assets from risk-management activities	293	667
Deferred income taxes	24	24
Prepayments and other current assets	83	149

Total Current Assets	2,272	3,338

Property, Plant and Equipment	6,255	6,160
Accumulated depreciation	(1,233)	(1,181)

Property, Plant and Equipment, Net	5,022	4,979
Other Assets
Unconsolidated investments	4	267
Assets from risk-management activities	117	197
Long-term accounts receivable, affiliates	673	675
Deferred income taxes	1	3
Other long-term assets	170	160

Total Assets	$8,259	$9,619

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Accounts payable	$233	$501
Accounts payable, affiliates	1	45
Accrued interest	76	112
Accrued liabilities and other current liabilities	225	616
Liabilities from risk-management activities	319	700
Note payable to affiliate	—	120
Notes payable and current portion of long-term debt	28	29

Total Current Liabilities	882	2,123

Long-term debt	3,075	3,087
Long-term debt to affiliates	200	200

Long-Term Debt	3,275	3,287
Other Liabilities
Liabilities from risk-management activities	157	295
Deferred income taxes	260	245
Other long-term liabilities	333	340

Total Liabilities	4,907	6,290

Commitments and Contingencies (Note 9)
Stockholder’s Equity
Capital Stock, $1 par value, 1,000 shares authorized at March 31, 2006 and December 31, 2005, respectively.	—	—
Additional paid-in capital	2,412	2,412
Accumulated other comprehensive income, net of tax	9	4
Accumulated deficit	(101)	(119)
Stockholder’s equity	1,032	1,032

Total Stockholder’s Equity	3,352	3,329

Total Liabilities and Stockholder’s Equity	$8,259	$9,619

See the notes to condensed consolidated financial statements.

DYNEGY HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited) (in millions)

	Three Months Ended March 31,
	2006	2005
Revenues	$520	$448
Cost of sales, exclusive of depreciation shown separately below	(322)	(317)
Depreciation and amortization expense	(57)	(53)
Impairment and other charges	(2)	1
General and administrative expenses	(51)	(191)

Operating income (loss)	88	(112)
Earnings from unconsolidated investments	2	3
Interest expense	(78)	(75)
Other income and expense, net	15	—

Income (loss) from continuing operations before income taxes	27	(184)
Income tax benefit (expense) (Note 12)	(10)	59

Income (loss) from continuing operations	17	(125)
Income from discontinued operations, net of tax expense of $1 and $19, respectively	1	31

Income (loss) before cumulative effect of change in accounting principle	18	(94)

Cumulative effect of change in accounting principle, net of tax expense of $1 and zero, respectively	—	—

Net income (loss)	$18	$(94)

See the notes to condensed consolidated financial statements.

DYNEGY HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions)

	Three Months Ended March 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$18	$(94)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	60	76
Impairment and other charges	2	(1)
Earnings from unconsolidated investments, net of cash distributions	(2)	(1)
Risk-management activities	(69)	(32)
Gain on sale of assets, net	(1)	—
Deferred income taxes	14	(41)
Legal and settlement charges	15	—
Other	2	(15)
Changes in working capital:
Accounts receivable	308	(140)
Inventory	10	25
Prepayments and other assets	59	37
Accounts payable and accrued liabilities	(757)	132
Changes in non-current assets	(2)	1
Changes in non-current liabilities	2	12

Net cash used in operating activities	(341)	(41)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(18)	(54)
Proceeds from asset sales, net	205	—
Business acquisitions, net of cash acquired	(40)	—
Decrease in restricted cash	335	—
Affiliate transactions	1	(15)

Net cash provided by (used in) investing activities	483	(69)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	—	(19)
Borrowings (repayments) from (to) affiliate, net	(120)	50
Other financing, net	(8)	2

Net cash provided by (used in) financing activities	(128)	33

Net increase (decrease) in cash and cash equivalents	14	(77)
Cash and cash equivalents, beginning of period	1,301	245

Cash and cash equivalents, end of period	$1,315	$168

See the notes to condensed consolidated financial statements.

DYNEGY HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited) (in millions)

	Three Months Ended March 31,
	2006	2005
Net income (loss)	$18	$(94)
Cash flow hedging activities, net:
Unrealized mark-to-market gains (losses) arising during period, net	19	(18)
Reclassification of mark-to-market (gains) losses to earnings, net	(14)	12

Changes in cash flow hedging activities, net (net of tax benefit (expense) of ($3) and $4, respectively)	5	(6)
Foreign currency translation adjustments	—	—

Other comprehensive income (loss), net of tax	5	(6)

Comprehensive income (loss)	$23	$(100)

See the notes to condensed consolidated financial statements.

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Note 1—Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to interim financial reporting as prescribed by the SEC. The year-end condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required by GAAP. These interim financial statements should be read together with the consolidated financial statements and notes thereto included elsewhere in this prospectus for the year ended December 31, 2005.

The unaudited condensed consolidated financial statements contained in this report include all material adjustments of a normal and recurring nature that, in the opinion of management, are necessary for a fair statement of the results for the interim periods. The results of operations for the interim periods presented in this unaudited condensed consolidated financial statements are not necessarily indicative of the results to be expected for the full year or any other interim period due to seasonal fluctuations in demand for our energy products and services, changes in commodity prices, timing of maintenance and other expenditures and other factors. The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect our reported financial position and results of operations. These estimates and judgments also impact the nature and extent of disclosure, if any, of our contingent liabilities. We review significant estimates and judgments affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustments prior to their publication. Estimates and judgments are based on information available at the time such estimates and judgments are made. Adjustments made with respect to the use of these estimates and judgments often relate to information not previously available. Uncertainties with respect to such estimates and judgments are inherent in the preparation of financial statements. Estimates and judgments are primarily used in (1) developing fair value assumptions, including estimates of future cash flows and discount rates, (2) analyzing tangible and intangible assets for possible impairment, (3) estimating the useful lives of our assets, (4) assessing future tax exposure and the realization of tax assets, (5) determining amounts to accrue for contingencies, guarantees and indemnifications and (6) estimating various factors used to value our pension assets and liabilities. Actual results could differ materially from any such estimates. Certain reclassifications have been made to prior period amounts in order to conform to current year presentation.

Asset Retirement Obligations. At December 31, 2005, our ARO liabilities were $48 million for our GEN-MW segment and $8 million for our GEN-NE segment. These retirement obligations related to activities such as ash pond and landfill capping, dismantlement of power generation facilities, closure and post-closure costs, environmental testing, remediation, monitoring and land and equipment lease obligations. We continue to follow the provisions for disclosure and accounting for these AROs under SFAS No. 143, “Asset Retirement Obligations.” During the three months ended March 31, 2006 and 2005, there were no material additional AROs recorded or settled, and our accretion expenses and revisions to estimated cash flows were not material. At March 31, 2006, our ARO liabilities were $49 million for our GEN-MW segment and $8 million for our GEN-NE segment.

Accounting Principles Adopted

SFAS No. 123(R). In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods of transition (prospective, modified prospective or retroactive) for entities that voluntarily change to the fair value-based method of accounting for stock-based employee compensation in a fiscal year beginning before December 16, 2003. SFAS No. 148 requires prominent disclosure

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. We transitioned to a fair value-based method of accounting for stock-based compensation in the first quarter 2003 and used the prospective method of transition as described under SFAS No. 148.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which revises SFAS No. 123. SFAS No. 123(R) requires all companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS No. 123(R) effective January 1, 2006, using the modified prospective transition method permitted under this pronouncement. Our cumulative effect of implementing this standard, which consists entirely of a forfeiture adjustment, was less than $1 million after tax. The application of SFAS 123(R) had no material impact on the unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2006, compared to amounts that would have been reported pursuant to our previous accounting.

In November 2005, the FASB issued FSP No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” We have adopted the short-cut method to calculate the beginning balance of the additional paid-in-capital (or “APIC”) pool of the excess tax benefit, and to determine the subsequent impact on the APIC pool and unaudited condensed consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding upon our adoption of FAS 123(R). Utilizing the short-cut method, we have determined that we have a “Pool of Windfall” tax benefits that can be utilized to offset future shortfalls that may be incurred.

Under SFAS No. 148’s prospective method of transition, all stock options granted by Dynegy after January 1, 2003 are accounted for on a fair value basis. Options granted by Dynegy prior to January 1, 2003 continue to be accounted for using the intrinsic value method. Accordingly, for options granted by Dynegy prior to January 1, 2003, compensation expense is not reflected for employee stock options unless they were granted at an exercise price lower than market value on the grant date. Dynegy has granted in-the-money options in the past, and we have recognized compensation expense over the applicable vesting periods. No in-the-money stock options have been granted by Dynegy since 1999.

Had compensation cost for all stock options granted prior to 2003 been determined on a fair value basis consistent with SFAS No. 123, our net loss would not have been impacted for the three-month periods ended March 31, 2006 and 2005.

Dynegy’s share-based payments primarily consist of stock options and restricted stock awards. For stock options, we determine the fair value of each stock option at the grant date using a Black-Scholes model, with the following weighted-average assumptions used for grants for the three months ended March 31, 2006 and 2005: dividends per quarter of zero; expected volatility (historical) of 48.8% and 84.1%, respectively; a risk-free interest rate of 5.1% and 4.2%, respectively based upon observed interest rates appropriate for the term of Dynegy’s employee stock options; and an expected option life of 10 years for options granted prior to 2006 and 6 years for options granted during the first quarter 2006, which we calculate using the simplified methodology suggested by SAB 107. For restricted stock awards, we consider the fair value to be the closing price of the stock on the grant date. We recognize the fair value of our share-based payments over the vesting periods of the awards, which is typically a three-year service period.

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Dynegy has seven stock option plans in which we participate, all of which contain authorized shares of their Class A common stock. Each option granted is exercisable at a strike price, which ranges from $0.88 per share to $57.95 per share for options currently outstanding. A brief description of each plan is provided below:

•	NGC Plan. Created early in our history and revised prior to Dynegy becoming a publicly traded company in 1996, this plan contains 13,651,802 authorized shares, has a 10-year term, and expires in May 2006. All option grants are vested.

•	Employee Equity Plan. This plan expired in May 2002 and is the only plan in which we granted options below the fair market value of Class A common stock on the date of grant. This plan contains 20,358,802 authorized shares, and grants from this plan vest on the fifth anniversary from the date of the grant. All option grants are vested.

•	UK Plan. This plan contains 276,000 authorized shares and has been terminated. All option grants are vested.

•	Dynegy 1999 Long-Term Incentive Plan (“LTIP”). This annual compensation plan contains 6,900,000 authorized shares, has a 10-year term and expires in 2009. All option grants are vested.

•	Dynegy 2000 LTIP. This annual compensation plan, created for all employees upon the merger of Illinova and Dynegy, contains 10,000,000 authorized shares, has a 10-year term and expires in February 2010. Grants from this plan vest in equal annual installments over a three-year period.

•	Dynegy 2001 Non-Executive LTIP. This plan is a broad-based plan and contains 10,000,000 authorized shares, has a 10 year term and expires in September 2011. Grants from this plan vest in equal annual installments over a three-year period.

•	Dynegy 2002 LTIP. This annual compensation plan contains 10,000,000 authorized shares, has a 10-year term and expires in May 2012. Grants from this plan vest in equal annual installments over a three-year period.

All of Dynegy’s option plans cease vesting for employees who are terminated for cause. For voluntary and involuntary termination, disability, retirement or death, continued vesting and/or an extended period in which to exercise vested options may apply, dependent upon the terms of the grant agreement in which a specific grant was awarded. It has been Dynegy’s practice to issue shares of common stock upon exercise of stock options generally from previously unissued shares. All options granted to employees vest immediately upon the occurrence of a change in control in accordance with the terms of the applicable Severance Pay Plan.

In the first quarter of 2006, Dynegy granted stock-based-compensation awards that cliff vest after three years based on its cumulative operating cash flows for 2006-2008. Compensation expense recorded in the first quarter related to these “performance units” was less than $1 million and accrued in Other long-term liabilities in our unaudited condensed consolidated balance sheets.

During the first quarter 2006, Dynegy entered into an exchange transaction with its Chairman and CEO, who also serves as our CEO. Under the terms of the transaction, the purpose of which was to address uncertainties created by proposed regulations issued in late 2005 pursuant to Section 409A of the Internal Revenue Code, Dynegy cancelled all of the 2,378,605 stock options then held by its Chairman and CEO. As consideration for canceling these stock options, Dynegy granted its Chairman and CEO 967,707 stock options at an exercise price of $4.88, which equaled the closing price of Dynegy’s Class A common stock on the date of grant, and agreed to make a cash payment of $5,565,187 based on the in-the-money value of the vested stock options that were cancelled. This cash payment, which will accrue interest at 7.5% annually, will be made on

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

January 15, 2007. The newly granted stock options have a term of 10 years, vest in three equal annual installments beginning on the first anniversary of the grant date and are subject to earlier vesting upon a constructive termination, a termination without cause or a termination resulting from a change in control. We recorded a liability to reflect the agreed upon cash payment. We were not required to record any incremental compensation expense in connection with the transaction.

Options outstanding as of March 31, 2006 are summarized below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2005	9,122	$12.62
Granted	3,268	$4.88
Exercised	(1,007)	$3.46
Forfeited or expired	(2,477)	$2.76

Outstanding at March 31, 2006	8,906	$13.56	6.6	$2.4

Vested and unvested expected to vest at March 31, 2006	7,954	$14.60	6.2	$2.3
Exercisable at March 31, 2006	5,145	$19.96	4.3	$2.2

The weighted average grant-date fair value of options granted during the three months ended March 31, 2006 and 2005 was $2.61 and $3.66, respectively. The total intrinsic value of options exercised for the three-month periods ended March 31, 2006 and 2005 was $3 million and zero, respectively.

Restricted stock activity for the three months ended March 31, 2006 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2005	1,239	$4.40
Granted	1,311	$4.88
Vested	(225)	$4.38
Forfeited	(28)	$4.71

Nonvested at March 31, 2006	2,297	$4.67

Compensation expense related to options granted and restricted stock awarded totaled $1 million and $2 million for the quarters ended March 31, 2006 and 2005, respectively. Tax benefits for compensation expense related to options granted and restricted stock awarded totaled zero and $1 million for the quarters ended March 31, 2006 and 2005, respectively. We recognize compensation expense ratably over the vesting period of the respective awards. As of March 31, 2006, $14 million of total unrecognized compensation expense related to options granted and restricted stock awarded is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of shares vested during the three months ended March 31, 2006 and 2005 was $4 million and $2 million, respectively. We did not capitalize nor use cash to settle any stock based compensation in the first quarter 2006.

Cash received from option exercises for the three months ended March 31, 2006 was $4 million. The tax benefit realized from share-based payment awards totaled $1 million for the three months ended March 31, 2006.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

SFAS No. 154. In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard on January 1, 2006 did not have a material effect on our results of operations, financial position or cash flows.

Note 2—Acquisition

Rocky Road. On March 31, 2006, we completed our acquisition of NRG’s 50% ownership interest in Rocky Road Power LLC (Rocky Road), the entity that owns the Rocky Road power plant, a 364-megawatt natural gas-fired peaking facility near Chicago (of which we already owned 50%). We paid approximately $45 million for NRG’s ownership interest in Rocky Road. As a result of the acquisition, we became the primary beneficiary of the entity as provided under the guidance in FIN No. 46(R), and thus consolidated the assets and liabilities of the entity at March 31, 2006. Please see Note 6—Unconsolidated Investments—Variable Interest Entities for further discussion.

Note 3—Dispositions, Contract Terminations and Discontinued Operations

Dispositions and Contract Terminations

West Coast Power. On March 31, 2006, we completed our sale to NRG of our 50% ownership interest in WCP (Generation) Holdings LLC (West Coast Power), a joint venture between us and NRG which has ownership in the West Coast Power power plants totaling approximately 1,800 megawatts in southern California, for approximately $205 million. We did not recognize a material gain or loss on the sale. Pursuant to our divestiture of West Coast Power, we no longer maintain a significant variable interest in the entity as provided by the guidance in FIN No. 46(R). Please see Note 6—Unconsolidated Investments—Variable Interest Entities for further discussion.

Sterlington Contract Termination. In December 2005, we entered into an agreement to terminate the Sterlington long-term wholesale power tolling contract with Quachita Power LLC. Under the terms of the agreement, in March 2006, we paid Quachita Power LLC, a joint venture of GE Energy Financial Services and Cogentrix Energy, Inc., approximately $370 million to eliminate approximately $449 million in capacity payment obligations through 2012 and avoid approximately $295 million in additional capacity payment obligations that would arise if Quachita exercised its option to extend the contract through 2017. We recognized a pre-tax charge of approximately $364 million ($229 million after-tax) in the fourth quarter 2005 related to this transaction.

Discontinued Operations

As part of our restructuring plan, we liquidated our U.K. CRM business in 2003. During 2005, we sold DMSLP, which comprised substantially all of the operations of our NGL segment. These transactions have been accounted for as discontinued operations under SFAS No. 144, as further described below.

Natural Gas Liquids. On October 31, 2005, we completed the sale of DMSLP, which comprised substantially all remaining operations of our NGL segment, to Targa Resources Inc. (“Targa”) and two of its

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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For the Interim Periods Ended March 31, 2006 and 2005

subsidiaries for $2.44 billion in cash. At closing, we received $2.35 billion in cash proceeds. As of March 31, 2006, we received a substantial majority of the balance of the sales proceeds from Targa, which represented our cash collateral related to DMSLP. Targa assumed responsibility for approximately $47 million in letters of credit provided by us for the benefit of DMSLP, and those letters of credit were all replaced by December 31, 2005.

Pursuant to SFAS No. 144, we are reporting the results of NGL’s operations as a discontinued operation. Accordingly, the results of operations of our NGL segment have been included in discontinued operations for all periods presented. EITF Issue 87-24, “Allocation of Interest to Discontinued Operations,” requires that interest expense on debt that is required to be repaid upon the sale of DMSLP should be reclassified to discontinued operations. Therefore, interest expense on our former term loan and our former generation facility debt was allocated to discontinued operations, as the respective debt instruments were paid upon the sale of DMSLP. Such interest expense, inclusive of amortization of debt issuance costs, totaled zero and $11 million for the three months ended March 31, 2006 and 2005, respectively.

Additionally, results from NGL’s operations include revenues and cost of sales arising from intersegment transactions, which ceased after the sale of DMSLP. NGL processed natural gas and sold this natural gas to CRM for resale to third parties. NGL also purchased natural gas from CRM and electricity from GEN. As the intersegment revenues and cost of sales included in NGL’s results were reclassified to discontinued operations, the effects of these intersegment transactions eliminated in consolidation, including the ultimate third-party settlement, previously recorded in other segments, were also reclassified to discontinued operations.

Other. We liquidated some of our operations during 2003, including our U.K. CRM business, which have been accounted for as discontinued operations under SFAS No. 144.

The following table summarizes information related to all of our discontinued operations, including the NGL operations discussed above:

	U.K. CRM	NGL	Total
	(in millions)
Three Months Ended March 31, 2006
Income from operations before taxes	$1	$1	$2
Income from operations after taxes	—	1	1

Three Months Ended March 31, 2005
Revenues	$—	$1,046	$1,046
Income from operations before taxes	4	46	$50
Income from operations after taxes	2	29	31

In the first quarter 2005, we recognized $4 million of pre-tax income associated with U.K. CRM’s receipt of $4 million from a third party bankruptcy settlement.

Note 4—Restructuring Charges

2005 Restructuring. In December 2005, in order to better align our corporate cost structure with a single line of business and as part of a comprehensive effort to reduce on-going operating expenses, we implemented a restructuring plan (the “2005 Restructuring Plan”). The 2005 Restructuring Plan resulted in a reduction of

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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For the Interim Periods Ended March 31, 2006 and 2005

approximately 40 positions and was substantially complete by March 31, 2006. We recognized a pre-tax charge, primarily in our Other segment of $11 million in the fourth quarter 2005. We recognized approximately $2 million of charges in the first quarter 2006, when transitional services were completed by certain affected employees. These charges related entirely to severance costs.

The following is a schedule of 2006 activity for the severance liabilities recorded in connection with this restructuring (in millions):

Balance at December 31, 2005	$9
2006 adjustments to liability	2
Cash payments	(10)

Balance at March 31, 2006	$1

2002 Restructuring. In October 2002, we announced a restructuring plan designed to improve operational efficiencies and performance across our lines of business.

The following is a schedule of 2006 activity for the liabilities recorded in connection with this restructuring:

	Severance	Cancellation Fees and Operating Leases	Total
	(in millions)
Balance at December 31, 2005	$3	$15	$18
Cash payments	—	(2)	(2)

Balance at March 31, 2006	$3	$13	$16

We expect the $13 million accrual as of March 31, 2006 associated with cancellation fees and operating leases to be paid by the end of 2007, when the leases expire.

Note 5—Risk Management Activities and Accumulated Other Comprehensive Income

The nature of our business necessarily involves market and financial risks. We enter into financial instrument contracts in an attempt to mitigate or eliminate these various risks. These risks and our strategy for mitigating them are more fully described in Note 5—Risk Management Activities and Financial Instruments to our audited consolidated financial statements beginning on page F-55 of this prospectus.

Cash Flow Hedges. We enter into financial derivative instruments that qualify as cash flow hedges. Instruments related to our GEN business are entered into for purposes of hedging future fuel requirements and sales commitments and locking in future margin. Interest rate swaps have been used to convert floating interest-rate obligations to fixed-rate obligations.

During the three months ended March 31, 2006, there was no ineffectiveness from changes in fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness related to the hedge of future cash flows. During the three months ended March 31, 2005, we recorded a $4 million charge related to ineffectiveness from changes in fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness related to the hedge of future cash flows. During the three months ended March 31, 2006 and 2005, no amounts were reclassified to earnings in connection with forecasted transactions that were no longer considered probable of occurring.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

The balance in cash flow hedging activities, net at March 31, 2006 is expected to be reclassified to future earnings, contemporaneously with the related purchases of fuel, sales of electricity and payments of interest, as applicable to each type of hedge. Of this amount, after-tax losses of approximately $2 million are currently estimated to be reclassified into earnings over the 12-month period ending March 31, 2007. The actual amounts that will be reclassified to earnings over this period and beyond could vary materially from this estimated amount as a result of changes in market conditions and other factors.

Fair Value Hedges. We also enter into derivative instruments that qualify as fair value hedges. We use interest rate swaps to convert a portion of our non-prepayable fixed-rate debt into floating-rate debt. During the three months ended March 31, 2006 and 2005, there was no ineffectiveness from changes in the fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness. During the three months ended March 31, 2006 and 2005, no amounts were recognized in relation to firm commitments that no longer qualified as fair value hedges.

Net Investment Hedges in Foreign Operations. Although we have exited a substantial amount of our foreign operations, we have remaining investments in foreign subsidiaries, the net assets of which are exposed to currency exchange-rate volatility. As of March 31, 2006, we had no net investment hedges in place.

Accumulated Other Comprehensive Income. Accumulated other comprehensive income, net of tax, is included in stockholder’s equity on our unaudited condensed consolidated balance sheets as follows:

	March 31, 2006	December 31, 2005
	(in millions)
Cash flow hedging activities, net	$3	$(2)
Foreign currency translation adjustment	24	24
Minimum pension liability	(18)	(18)

Accumulated other comprehensive income, net of tax	$9	$4

Note 6—Unconsolidated Investments

A summary of our unconsolidated investments is as follows:

	March 31, 2006	December 31, 2005
	(in millions)
Equity affiliates:
GEN-MW	$—	$60
GEN-SO	4	207

Total unconsolidated investments	$4	$267

Summarized aggregate financial information for unconsolidated equity investments and our equity share thereof was:

	Three Months Ended March 31,
	2006		2005
	Total	Equity Share	Total	Equity Share
	(in millions)
Revenues	$13	$7	$165	$67
Operating income	3	2	11	4
Net income	3	2	13	4

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Earnings from unconsolidated investments of $2 million for the three months ended March 31, 2006, include the $2 million above. Earnings from unconsolidated investments of $3 million for the three months ended March 31, 2005 include the $4 million above, offset by $1 million of earnings from NGL investments, which are included in income from discontinued operations.

On March 31, 2006, we completed the sale to NRG of our 50% ownership interest in our unconsolidated investment in West Coast Power as well as our acquisition of NRG’s ownership interest in Rocky Road. As a result of the transactions, we received net cash proceeds of approximately $160 million from NRG. Under the terms of this agreement, we did not recognize a material gain or loss on the sale of West Coast Power. For further discussion, please see Note 2—Acquisition and Note 3—Dispositions, Contract Terminations, and Discontinued Operations—Dispositions and Contract Terminations—West Coast Power.

Variable Interest Entities. In conjunction with our prior adoption of FIN No. 46(R), Rocky Road was identified as a variable interest entity. At the time of adoption, we were not the primary beneficiary of, and therefore did not consolidate Rocky Road. We did not absorb a majority of the entity’s expected losses, nor receive a majority of the expected residual returns.

On March 31, 2006, we completed our acquisition of NRG’s 50% ownership interest in Rocky Road and the sale to NRG of our 50% ownership interest in West Coast Power. We paid approximately $45 million for NRG’s ownership interest in Rocky Road and received approximately $205 million for our ownership interest in West Coast Power, thus resulting in the receipt of net cash proceeds of approximately $160 million from NRG. Based on our acquisition of NRG’s ownership interest in Rocky Road, we were required to reconsider whether we were the primary beneficiary of Rocky Road. As we now own 100% of the outstanding equity interests in Rocky Road, we are subjected to a majority of the entity’s expected losses and expected residual returns, and are therefore considered the primary beneficiary of the entity. Thus, we consolidated the assets and liabilities of the entity at March 31, 2006, in accordance with the guidance provided in FIN No. 46(R), which requires that the assets and liabilities of the newly consolidated entity be measured and recorded at their fair values on the date we became the primary beneficiary. Those assets and liabilities primarily consisted of $9 million of working capital, a $16 million intangible asset related to a contract to provide capacity and energy, and $63 million of property, plant, and equipment at the facility’s location.

In conjunction with acquiring the remaining outstanding equity interest in Rocky Road, we divested our interest in West Coast Power. Based on that transaction, we no longer maintain a significant variable interest in West Coast Power.

In July 2001, we entered into several agreements, including a power tolling agreement, a financial derivative instrument, an energy management agreement and a natural gas supply agreement, with Sithe/Independence Power Partners, L.P., which we refer to as “Independence” and, which owns and operates a 1,021 MW combined cycle gas-fired power generation facility near Scriba, New York. As a result of various contractual arrangements into which this entity has entered, we have concluded that it is a VIE. However, as we do not absorb a majority of the expected losses or receive a majority of expected residual returns, we are not considered the primary beneficiary of the entity. Our future obligations under these agreements, which represent our maximum exposure to loss, are approximately $665 million. On January 31, 2005, Dynegy completed the acquisition of ExRes SHC, Inc., or “ExRes,” the parent company of Sithe Energies, Inc., which we refer to as “Sithe Energies,” and Independence. Please see Note 8—Related Party Transactions for further discussion regarding this acquisition.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Note 7—Debt

Senior Secured Credit Facility. On April 19, 2006, we entered into a fourth amended and restated credit agreement (the “Fourth Senior Secured Credit Facility”) with Citicorp USA, Inc. and JPMorgan Chase Bank, N.A., as co-administrative agents, JPMorgan Chase Bank, N.A., as collateral agent, Citicorp USA, Inc., as payment agent, Citigroup Global Markets Inc. and JPMorgan Securities Inc., as joint lead arrangers, and the other financial institutions parties thereto as lenders. The Fourth Senior Secured Credit Facility amends our former credit facility (last amended on March 6, 2006) by increasing the amount of the existing $400 million revolving credit facility to $470 million and adding a $200 million term facility. The revolving facility, which is currently undrawn, is available for general corporate purposes and for up to $400 million in letters of credit. The term facility has been fully drawn and the proceeds placed in a collateral account to support the issuance of letters of credit. Letters of credit issued under the former credit facility will be continued under the Fourth Senior Secured Credit Facility.

The Fourth Senior Secured Credit Facility is secured by substantially all our assets, as borrower, and certain of our subsidiaries, as subsidiary guarantors, and certain of Dynegy’s assets, as parent guarantor. The revolving credit facility portion of the Fourth Senior Secured Credit Facility matures April 19, 2009 and the term portion matures on January 31, 2012. Borrowings for both the revolving and term portions under the Fourth Senior Secured Credit Facility bear interest at the relevant Eurodollar rate plus a ratings based margin of 175 basis points or the relevant base rate plus a ratings based margin of 75 basis points. Letters of credit can be issued under the revolving portion of the facility at a ratings based rate of 175 basis points. An unused commitment fee of 50 basis points is payable on the unused portion of the revolving credit facility. The margin payable for borrowing, the rate payable for letters of credit and the unused commitment fee will decrease upon meeting specified improvements in Standard and Poor’s and Moody’s credit ratings for the facility.

The Fourth Senior Secured Credit Facility contains mandatory prepayment provisions associated with specified asset sales and dispositions (including as a result of casualty or condemnation) and the receipt of proceeds by us and certain of our subsidiaries of any permitted additional non-recourse indebtedness. Commencing in 2008 with respect to the fiscal year ending December 31, 2007, each year we will be required to apply toward the prepayment of the loans and the permanent reduction of the commitments under the revolving credit facility (or post cash collateral in lieu thereof), a portion of its excess cash flow as calculated under the Fourth Senior Secured Credit Facility for the prior fiscal year. This portion will be 50% initially and will fall to 25% when and if our leverage ratio is less than or equal to 3.50: 1.00.

The Fourth Senior Secured Credit Facility contains customary affirmative covenants and negative covenants and events of default. Subject to certain exceptions, we and our subsidiaries are subject to restrictions on incurring additional indebtedness, limitations on capital expenditures and limitations on dividends and other payments in respect of capital stock. The Fourth Senior Secured Credit Facility also contains certain financial covenants, including (1) a covenant (measured at the last day of the fiscal quarter as specified below) that requires us and certain of our subsidiaries to maintain a ratio of secured debt to adjusted EBITDA no greater than 3.5:1 (June 30 and September 30, 2006); 3.0:1 (December 31, 2006); 2.75:1 (March 31, 2007); 2.5:1 (June 30, 2007); 2.25:1 (September 30, 2007) and 2.0:1 (December 31, 2007 and thereafter) and (2) a covenant that requires us and certain of our subsidiaries to maintain an interest coverage ratio as of the last day of the measurement periods ending June 30 and September 30, 2006 of no less than 1.4:1; ending December 31, 2006 of no less than 1.50:1; ending March 31, June 30, September 30 and December 31, 2007 and March 31, 2008 of no less than 1.625:1, and ending June 30, 2008 and thereafter of no less than 1.75:1.

Second Priority Senior Secured Notes. On April 12, 2006, we completed a cash tender offer and consent solicitation (the “SPN Tender Offer”), in which we purchased $150 million of our $225 million Second Priority

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Senior Secured Floating Rate Notes due 2008 (the “2008 Notes”), substantially all of our $625 million 9.875% Second Priority Senior Secured Notes due 2010 (the “2010 Notes”) and all of our $900 million 10.125% Second Priority Senior Secured Notes due 2013 (the “2013 Notes” and collectively with the “2008 Notes” and the “2010 Notes,” the “Second Priority Notes”). In connection with the SPN Tender Offer, we amended the indenture under which the Second Priority Notes were issued, which eliminated or modified substantially all of the restrictive covenants, certain events of default and related provisions and released certain liens securing the our obligations and the guarantors of the Second Priority Notes.

In the aggregate, we purchased approximately $1,664 million of Second Priority Notes. Total cash paid to repurchase these notes, including consent fees and accrued interest, was $1,904 million. We expect to record a charge of approximately $225 million in the second quarter 2006 associated with this transaction.

The remaining outstanding 2008 Notes and 2010 Notes are each redeemable at our option in accordance with the terms of the indenture governing the Second Priority Notes.

Senior Unsecured Notes. On April 12, 2006, we issued $750,000,000 aggregate principal amount of our 8.375% Senior Unsecured Notes due 2016 (the “New Senior Notes”) in a private offering (the “Senior Notes Offering”). The New Senior Notes are not redeemable at our option prior to maturity. The New Senior Notes are our senior unsecured obligations and rank equal in right of payment to all of our existing and future senior unsecured indebtedness, and are senior to all of our existing and any of our future subordinated indebtedness. The proceeds from the Senior Notes Offering, together with cash on hand, were used to fund the SPN Tender Offer discussed above.

Note 8—Related Party Transactions

We routinely engage in business transactions with subsidiaries of Dynegy that are not part of our consolidated group. These transactions included among others, purchases of energy and capacity from Independence, as further discussed below. Please see Note 12—Related Party Transactions—Other to our audited consolidated financial statements beginning on page F-68 of this prospectus for further discussion.

On January 31, 2005, Dynegy completed the acquisition of ExRes. In exchange for $120 million, net of transaction costs and cash acquired, and the assumption of $919 million of face value project debt, Dynegy acquired the 1,021 MW Independence power generation facility located near Scriba, New York, as well as four natural gas-fired merchant facilities in New York and four hydroelectric generation facilities in Pennsylvania. Independence holds a power tolling contract, financial swap and other contracts with one of our subsidiaries. Upon completion of this acquisition, our transactions with Independence became related party transactions.

Our transactions with ExRes include purchases of energy and capacity under a tolling arrangement, sales of natural gas and payments associated with a financial derivative instrument. During the three months ended March 31, 2006 and 2005, we incurred costs of $53 million and $17 million, respectively, under these contracts. Additionally, during the three months ended March 31, 2006 and 2005, we sold an aggregate of $53 million and $31 million, respectively, in natural gas to ExRes. The terms of these transactions are in accordance with the contractual agreements that were in place prior to Dynegy’s acquisition of ExRes. In addition to the contractual arrangements discussed above, we pay all employee and payroll costs, as well as certain general and administrative costs, on behalf of ExRes, and they reimburse us for these costs. For the three months ended March 31, 2006 and 2005, we paid $1 million and $3 million, respectively, of such costs on behalf of ExRes. As of March 31, 2006, we have a net outstanding affiliate receivable balance of $31 million from ExRes.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Exchange Transaction with Dynegy’s Chairman and CEO. On March 17, 2006, Dynegy entered into an exchange transaction with its Chairman and CEO, who also serves as our CEO. Under the terms of the transaction, the purpose of which was to address uncertainties created by proposed regulations issued in late 2005 pursuant to Section 409A of the Internal Revenue Code, Dynegy cancelled all of the 2,378,605 stock options then held by its Chairman and CEO. Please see Note 1—Accounting Policies—Accounting Principles Adopted—SFAS No. 123(R) for further discussion.

Note 9—Commitments and Contingencies

Set forth below is a description of our material legal proceedings. In addition to the matters described below, we are party to legal proceedings arising in the ordinary course of business. In management’s opinion, the disposition of these ordinary course matters will not materially adversely affect our financial condition, results of operations or cash flows.

We record reserves for estimated losses from contingencies when information available indicates that a loss is probable and the amount of the loss is reasonably estimable under SFAS No. 5, “Accounting for Contingencies.” For environmental matters, we record liabilities when remedial efforts are probable and the costs can be reasonably estimated. Please see Note 2—Accounting Policies—Contingencies, Commitments, Guarantees and Indemnifications to our audited consolidated financial statements beginning on page F-45 of this prospectus for further discussion of our reserve policies. Environmental reserves do not reflect management’s assessment of the insurance coverage that may be applicable to the matters at issue, whereas litigation reserves do reflect such potential coverage. We cannot make any assurances that the amount of any reserves or potential insurance coverage will be sufficient to cover the cash obligations we might incur as a result of litigation or regulatory proceedings, payment of which could be material.

With respect to some of the items listed below, management has determined that a loss is not probable or that any such loss, to the extent probable, is not reasonably estimable. In some cases, management is not able to predict with any degree of certainty the range of possible loss that could be incurred. Notwithstanding these facts, management has assessed these matters based on current information and made a judgment concerning their potential outcome, giving due consideration to the nature of the claim, the amount and nature of damages sought and the probability of success. Management’s judgment may, as a result of facts arising prior to resolution of these matters or other factors, prove inaccurate and investors should be aware that such judgment is made subject to the known uncertainty of litigation.

Enron Trade Credit Litigation. Shortly before their bankruptcy filing in the fourth quarter 2001, we determined that we had net exposure to Enron Corp. and its affiliates, including certain liquidated damages and other amounts relating to the termination of commercial transactions among the parties, of approximately $84 million. This exposure was calculated by setting off approximately $230 million owed from Dynegy entities to Enron entities against approximately $314 million owed from Enron entities to Dynegy entities. The master netting agreement between Enron and Dynegy and the valuation of the commercial transactions covered by the agreement, which valuation is based principally on the parties’ assessment of market prices for such period, remain subject to dispute. Enron has claimed that the master netting agreement is unenforceable. If it prevails, our potential liability to Enron could be approximately $216 million before interest, with as much as $220 million in unsecured Dynegy claims remaining to enforce against the bankruptcy estate. As required by the master netting agreement, we pursued resolution of this dispute through arbitration; however, the Bankruptcy Court did not grant our motion, which was opposed by Enron, to permit arbitration with a non-bankrupt Enron entity. We then filed a motion with the Bankruptcy Court to allow us to proceed to discovery and trial in order to determine the enforceability of the master netting agreement under the U.S. Bankruptcy Code. The Bankruptcy

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Court denied our motion and ordered us to mediate the dispute with Enron. The parties commenced mediation in November 2004, and have had further discussions since that time, but no settlement has been reached. In April 2006, Enron requested that mediation be terminated; the mediator has recommended that the case be returned to the Bankruptcy Court.

If the setoff rights in the master netting agreement are modified or disallowed, either by agreement or otherwise, the amount available for our entities to set off against sums that might be due Enron entities could be reduced materially. In fact, we could be required to pay to Enron the full amount that it claims to be owed, while we would be an unsecured creditor of Enron to the extent of our claims. Given the size of the claims at issue, an adverse result could have a material adverse effect on our financial condition, results of operations and cash flows. We have recorded a reserve that we consider reasonable in connection with this matter.

Gas Index Pricing Litigation. We and/or Dynegy are defending the following suits that claim damages resulting from the alleged manipulation of gas index publications and prices by us and others: ABAG v. Sempra Energy et al. (filed in state court in November 2004); Ableman Art Glass v. Encana Corporation et al. (class action filed in federal court in December 2004); Benschiedt (class action filed in state court in February 2004); Bustamante v. The McGraw Hill Companies et al. (class action filed in state court in November 2002); City and County of San Francisco v. Dynegy Inc. et al. (filed in state court in July 2004); County of San Diego v. Dynegy Inc., Dynegy Marketing and Trade, West Coast Power, et al. (filed in state court in July 2004); County of San Mateo v. Sempra Energy et al. (filed in state court in December 2004); County of Santa Clara v. Dynegy Inc., Dynegy Marketing and Trade, West Coast Power, et al. (filed in state court in July 2004); Fairhaven Power Company v. Encana Corp. et al. (class action filed in federal court in September 2004); In re Natural Gas Commodity Litigation (class action filed in federal court in January 2004); Leggett v. Duke Energy et al. (class action filed in state court in January 2005); Multiut v. Dynegy Inc. (filed in federal court in December 2004); Nelson Brothers LLC v. Cherokee Nitrogen v. Dynegy Marketing and Trade and Dynegy Inc. (filed in state court in April 2003); Nurserymen’s Exchange v. Sempra Energy et al. (filed in state court in October 2004); Older v. Dynegy Inc. et al. (filed in federal court in September 2004); Owens-Brockway v. Sempra Energy at al. (filed in state court in January 2005); Sacramento Municipal Utility District (SMUD) v. Reliant Energy Services, et al. (filed in state court in November 2004); School Project for Utility Rate Reduction v. Sempra Energy et al. (filed in state court in November 2004); Sierra Pacific Resources and Nevada Power Company v. El Paso Corp. et al. (filed in federal court in April 2003); Tamco v. Dynegy Inc. et al. (filed in state court in December 2004); Texas-Ohio Energy, Inc. v. CenterPoint Energy Inc., et al. (class action filed in federal court in November 2003); Utility Savings & Refund v. Reliant Energy Services, et al. (class action filed in federal court in November 2004) and J.P. Morgan Trust Company, National Association, in its capacity as Trustee of the FLI Liquidating Trust (“Farmland”) v. Dynegy Marketing and Trade, et al. (filed in Kansas state court in July 2005). In each of these suits, the plaintiffs allege that we and and/or Dynegy and other energy companies engaged in an illegal scheme to inflate natural gas prices by providing false information to gas index publications. All of the complaints rely heavily on FERC and CFTC investigations into and reports concerning index-reporting manipulation in the energy industry.

Pursuant to various motions filed by the parties to the litigation described above, the gas index pricing lawsuits pending in state court (except for Nelson Brothers) have been consolidated before a single judge in San Diego. These cases are now titled the “Judicial Counsel Coordinated Proceeding (JCCP) 4221, 4224, 4226, and 4228, the Natural Gas Anti-Trust Cases, I, II, III, & IV,” which we refer to as the “Coordinated Gas Index Cases.” In April 2005, defendants moved to dismiss the Coordinated Gas Index Cases on preemption and filed rate grounds. The Court denied defendants’ motion in June 2005 and in October 2005 the defendants filed answers to the plaintiffs’ complaints. The parties are presently engaged in discovery.

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The Nelson Brothers lawsuit involves an alleged breach of a gas purchase contract and is pending in Alabama state court. The parties are presently engaged in discovery.

As to the gas index pricing lawsuits filed in federal court, the Sierra Pacific case was dismissed in December 2004 on defendants’ motion. The Texas-Ohio case was similarly dismissed in April 2005. Plaintiffs in Sierra Pacific and Texas-Ohio appealed the dismissals and both matters are pending before the same panel of the Ninth Circuit Court of Appeals. In December 2005, the Nevada federal court dismissed three additional cases (Ableman Art Glass, Fairhaven Power and Utility Savings & Refund) on similar grounds to Texas-Ohio, finding plaintiffs’ claims barred by the filed rate doctrine. In May 2005 and November 2005, the Multiut and Farmland cases (respectively) were transferred to the same Nevada federal court before which the other similarly situated federal cases are pending or were dismissed. The Multiut case involves a counterclaim of alleged index manipulation filed by the defendant, Multiut, against whom we have a pending breach of gas purchase contract claim. In January 2006, we filed a motion to dismiss Multiut’s claims of index manipulation based upon filed rate doctrine and preemption grounds. Such motion remains pending. The plaintiffs generally seek unspecified actual and punitive damages relating to costs they claim to have incurred as a result of the alleged conduct.

In February 2006, we reached a settlement in In re Natural Gas Commodity Litigation, resolving a class action lawsuit by all persons who purchased, sold or settled NYMEX Natural Gas Contracts between June 1, 1999 and December 31, 2002. The underlying action alleged the named defendants (including Dynegy and West Coast Power) unlawfully manipulated and aided and abetted the manipulation of the prices of natural gas futures contracts traded on the NYMEX. Pursuant to the settlement agreement, Dynegy and West Coast Power continue to deny plaintiffs’ allegations, and Dynegy agreed to pay $7 million in settlement of any and all claims for damages arising from or relating in any way to trading during the Class Period in NYMEX Natural Gas Contracts. The settlement is subject to a fairness hearing and final Court approval, which we expect to occur in the third quarter 2006.

We are analyzing all of these claims and are vigorously defending against them. We cannot predict with certainty whether we will incur any liability in connection with these lawsuits. However, given the nature of the claims and the size of recent settlements of similar matters, an adverse result in any of these proceedings could have a material adverse effect on our financial condition, results of operations and cash flows. We have recorded reserves that we consider reasonable in connection with these matters.

In connection with the sale of our interest in West Coast Power to NRG (which sale closed on March 31, 2006), we, NRG and NRG West Coast LLC entered into an Agreement Regarding Specified Litigation in which the parties allocated responsibility for managing certain litigation and agreed to certain indemnities with respect to such litigation. Subject to conditions and limitations specified in that Agreement, the parties agreed that we would manage the gas index pricing litigation described above for which NRG could suffer a loss subsequent to the closing and that we would indemnify NRG for all costs or losses resulting from such litigation, as well as from other proceedings based on similar acts or omissions which formed the basis of such litigation. Please read “Guarantees and Indemnifications—WCP Indemnities” below.

California Market Litigation. We and/or Dynegy and various other power generators and marketers were defendants in numerous lawsuits alleging rate and market manipulation in California’s wholesale electricity market during the California energy crisis and seeking unspecified treble damages. These cases were coordinated before a single federal judge, who dismissed two of them in the first quarter of 2003 on the grounds of FERC preemption and the filed rate doctrine. The Ninth Circuit Court of Appeals affirmed these dismissals in June 2004 and September 2004, respectively. Petitions for Writ of Certiorari to the U.S. Supreme Court were both

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denied. The remaining five coordinated cases were remanded to a California state court, and in May 2005, defendants filed a motion to dismiss. The court granted defendants’ motion to dismiss in October 2005 on grounds of federal preemption. Plaintiffs have appealed the ruling to a California state appellate court.

Between April and October 2002, nine additional putative class actions and/or representative actions were filed in state and federal court on behalf of business and residential electricity consumers against us and numerous other power generators and marketers. The complaints alleged unfair, unlawful and deceptive practices in violation of the California Unfair Business Practices Act and sought injunctive relief, restitution and unspecified damages. Although some of the allegations in these lawsuits were similar to those in the cases referenced above, these lawsuits included additional allegations relating to, among other things, the validity of the contracts between these power generators and the CDWR. Following removal of these cases, the federal court dismissed eight of the nine actions and plaintiffs appealed. In February 2005, the Ninth Circuit affirmed the dismissals. The remaining case was remanded to state court, and in May 2005, defendants filed a motion to dismiss. In September 2005, the court granted defendants’ motion to dismiss on grounds of federal preemption.

In December 2002, two additional actions were filed on behalf of consumers and businesses in Oregon, Washington, Utah, Nevada, Idaho, New Mexico, Arizona and Montana that purchased energy from the California market, alleging violations of the Cartwright Act and unfair business practices. These cases were subsequently dismissed and refiled in California Superior Court as one class action complaint. We removed the action from state court and consolidated it with existing actions pending before the U.S. District Court for the Northern District of California. Plaintiffs challenged the removal and the federal court stayed its ruling pending a decision by the Ninth Circuit on the five coordinated cases referenced above. Although the Ninth Circuit issued a decision remanding the five cases, which were later dismissed, no ruling has been made with respect to the consolidated class action case.

In May and June 2004, two additional lawsuits were filed in Oregon and Washington federal courts against several energy companies, including DPM, seeking more than $30 million in compensatory damages resulting from alleged manipulation of the California wholesale power markets. In February 2005, the respective federal courts granted our motions to dismiss. Shortly thereafter, plaintiffs in both cases filed notices of appeal to the Ninth Circuit. Briefing in both cases has been completed, and they remain pending.

In October 2004, an independent electric services provider in California filed suit against us and several other defendants alleging that the defendants, in violation of the California anti-trust and unfair business practices statutes, engaged in unfair, unlawful and deceptive practices in the California wholesale energy market from May 2000 through December 2001. Plaintiff, which formerly sold electricity generated from renewable sources in the California market, claims to have been forced out of business by the defendants’ conduct and is seeking $5 million in compensatory damages, as well as treble damages. We removed the action to federal court in June 2005, where it remains pending.

We believe that we have meritorious defenses to these claims and are vigorously defending against them. We cannot predict with certainty whether we will incur any liability in connection with these lawsuits. However, given the nature of the claims, an adverse result in any of these proceedings could have a material adverse effect on our financial condition, results of operations and cash flows.

The energy crisis also precipitated a number of FERC actions related to the California energy market, and the Western market. These actions included investigations of alleged manipulation of energy prices in the West, claims of false reporting to energy index publishers and complaints regarding various long-term power sales

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contracts. The FERC investigation of false reporting to trade publications by us concluded in July 2003. Additionally, in October 2004, the FERC approved an agreement providing for the settlement of certain claims relating to western energy market transactions that occurred between January 2000 and June 2001. Please read “FERC and Related Regulatory Investigations—Requests for Refunds” below for further discussion.

In connection with the sale of our interest in West Coast Power to NRG on March 31, 2006, we, NRG and NRG West Coast LLC entered into an Agreement Regarding Specified Litigation in which the parties allocated responsibility for managing certain litigation and agreed to certain indemnities with respect to such litigation. Subject to conditions and limitations specified in that Agreement, the parties agreed that we would manage the power litigation described above for which NRG could suffer a loss subsequent to the closing and that we and NRG would each be responsible for 50% of any costs or losses resulting from that power litigation, as well as from other proceedings based on similar acts or omissions which formed the basis of such litigation. Please read “Guarantees and Indemnifications—WCP Indemnities” below.

FERC and Related Regulatory Investigations—Requests for Refunds. In October 2004, the FERC approved an agreement with Dynegy and West Coast Power that settled FERC claims relating to western energy market transactions that occurred between January 2000 and June 2001. Market participants (other than the parties to the settlement) were permitted to opt into this settlement and share in the distribution of the settlement proceeds, and most of these other market participants have done so. The Cal ISO will determine the entitlement to refund and/or the liability of each non-settling market participant. Under the terms of the settlement, we will have no further liability to these non-settling parties. The settlement further provides that we are entitled to pursue claims for reimbursement of fuel costs against various non-settling market participants. We are currently pursuing these claims but are unable to predict the amounts that may be recovered from such parties.

The settlement does not apply to the ongoing civil litigation related to the California energy markets described above in which we and/or Dynegy and West Coast Power are defendants. The settlement also does not apply to the pending appeal by the CPUC and the California Electricity Oversight Board of the FERC’s prior decision to affirm the validity of the West Coast Power-CDWR contract. We are currently awaiting a ruling on this appeal and cannot predict its outcome.

In connection with the sale of our interest in West Coast Power to NRG on March 31, 2006, we, NRG and NRG West Coast LLC entered into an Agreement Regarding Specified Litigation in which the parties allocated responsibility for managing certain litigation and agreed to certain indemnities with respect to such litigation. The Agreement provides that NRG will manage the CDWR litigation described above and that NRG will indemnify us for any losses in connection with such litigation with certain limits and conditions placed on that indemnification obligation. Please read “Guarantees and Indemnifications—WCP Indemnities” below.

ERISA/Illinois Power 401(k) Litigation. In January 2005, three DMG union employees who are participants in the DMG 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (formerly known as the Illinois Power Company Incentive Savings Plan For Employees Covered Under a Collective Bargaining Agreement), which we refer to as the “DMG 401(k) Plan,” purporting to represent all DMG and Illinois Power employees who held Dynegy common stock through the DMG 401(k) Plan during the period from February 2000 through the present, filed a lawsuit in federal court in the Southern District of Illinois against Dynegy, Illinois Power, DMG and several individual defendants. The complaint alleges violations of ERISA in connection with the DMG 401(k) Plan that are similar to the claims made in the Dynegy Inc. ERISA litigation settled by Dynegy in December 2004, including claims that certain of Dynegy’s former officers (who are past members of its Benefit Plans Committee) breached their fiduciary duties to plan participants and

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beneficiaries in connection with the plan’s investment in Dynegy common stock—in particular with respect to Dynegy’s financial statements, Project Alpha, round trip trades and gas price index reporting. The lawsuit seeks unspecified damages for the losses to the plan, as well as attorney’s fees and other costs. In March 2006, an amended complaint was filed naming additional former officers of Dynegy as defendants and amending the fraud claims.

Additionally, in September 2005, two former Illinois Power salaried employees who were participants in the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for salaried employees (formerly known as the Illinois Power Incentive Savings Plan), which we refer to as the “DMG Salaried Plan,” purporting to represent all DMG Salaried Plan participants who held Dynegy common stock through the DMG Salaried Plan during the period from January 1, 2002 though January 30, 2003, filed a lawsuit in federal court in the Southern District of Texas against Dynegy and several individual defendants. The complaint alleges violations of ERISA in connection with the DMG Salaried Plan that are similar to the claims made in the ERISA litigation referenced in the preceding paragraph. The lawsuit seeks unspecified damages for the losses to the plan, as well as attorney’s fees and other costs. In December of 2005, Dynegy filed a motion to dismiss the complaint, in response to which plaintiffs’ counsel filed a second putative class action on behalf of three plan alleged participants that is materially identical to the original action. In March 2006, the original action was dismissed by the court with prejudice, and the plaintiffs in that matter have appealed that dismissal. The second putative class action relating to the DMG Salaried Plan remains pending.

We believe that we have meritorious defenses to plaintiffs’ claims in all of these lawsuits and are vigorously defending against them. Although it is not possible to predict with certainty whether we will incur any liability in connection with these lawsuits, we do not believe that any liability we might incur as a result of this lawsuit would have a material adverse effect on our financial condition, results of operations or cash flows.

LSP-Kendall Arbitration. In May 2005, Dynegy Power Marketing, Inc. initiated an arbitration proceeding against LSP-Kendall Energy, alleging breach of the parties’ long-term power purchase agreement and seeking a declaratory judgment that DPM does not owe (1) reservation payments during the period in which LSP-Kendall failed to bring dedicated generating units on-line or (2) money in connection with past incremental replacement costs. DPM’s breach of contract claims are based on LSP-Kendall’s failure to design, construct and maintain the dedicated units and generation facility in accordance with the terms of the power purchase agreement. In addition to its request for declaratory relief, DPM seeks an order compelling LSP-Kendall to cure the breaches by a certain date and such failure to cure entitles DPM to terminate the power purchase agreement without penalty. LSP-Kendall denies that it is in breach of the power purchase agreement and asserts counterclaims alleging DPM owes in excess of $29 million in reservation payments and past incremental replacement costs. Arbitration is currently set for June 2006 and the parties are presently engaged in discovery.

We believe we have meritorious defenses to LSP-Kendall’s claims and are vigorously defending against them. We cannot predict with certainty whether we will incur any liability in connection with this arbitration, however, we do not believe that any liability we might incur would have a material adverse effect on our financial condition, results of operations or cash flows.

Stand Energy Litigation (formerly Atlantigas Corp. Litigation). In October 2004, we were named in a West Virginia federal court class action lawsuit alleging that interstate pipelines provided preferential storage and transportation services to their own unregulated marketing affiliate in return for a percentage of the profits. Plaintiffs contend that such conduct violates applicable FERC regulations and federal and state antitrust laws, and constitutes common law tortious interference with contractual and business relations. In addition, the complaint claims the defendants conspired with the other market participants to receive preferential natural gas

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storage and transportation services at off-tariff prices. The complaint seeks unspecified compensatory and punitive damages. Following numerous procedural motions which limited plaintiffs’ claims against us to state antitrust violations and resulting unjust enrichment, defendants filed their answers to plaintiffs’ Second Amended Complaint in September 2005. The parties are actively engaged in discovery. We continue to analyze plaintiffs’ claims and intend to defend against them vigorously. We cannot predict with certainty whether we will incur any liability in connection with this lawsuit; however, we believe that any liability incurred as a result of this litigation would not have a material adverse effect on our financial condition, results of operations or cash flows.

Severance Arbitration. Dynegy’s former CFO, Rob Doty, filed for arbitration pursuant to the terms of his employment/severance agreement following his departure from the company in 2002. Mr. Doty seeks payment of up to approximately $3.4 million and additional amounts related to long-term incentive payments allegedly contemplated by his agreement. Mr. Doty’s agreement is subject to interpretation, and Dynegy maintains that the amount owed is lower than the amount sought. We have recorded a severance accrual that we consider reasonable relating to this proceeding.

U.S. Attorney—Texas. We are continuing to cooperate fully with the U.S. Attorney’s office in Houston in its ongoing investigation of the industry’s gas trade reporting practices.

In January 2003, one of Dynegy’s former natural gas traders was indicted on three counts of knowingly causing the transmission of false trade reports used to calculate the index price of natural gas and four counts of wire fraud. A second superseding indictment was returned in March 2006, recharging the original violations and adding additional charges. The trial is scheduled for the summer of 2006.

We do not believe these investigations will have a material adverse effect on our financial condition, results of operations or cash flows.

U.S. Attorney—California. The U.S. Attorney’s office in the Northern District of California issued a Grand Jury subpoena requesting information related to our activities in the California energy markets in November 2002. Dynegy continues to cooperate fully with the U.S. Attorney’s office in its investigation of these matters, including production of substantial documents responsive to the subpoena and other requests for information. We cannot predict the ultimate outcome of this investigation.

Department of Labor Investigation. In August 2002, the U.S. Department of Labor commenced an official investigation pursuant to Section 504 of ERISA with respect to the benefit plans maintained by Dynegy and its ERISA affiliates. Dynegy cooperated with the Department of Labor throughout this investigation, which focused on a review of plan documentation, plan reporting and disclosure, plan record keeping, plan investments and investment options, plan fiduciaries and third party service providers, plan contributions and other operational aspects of the plans. In February 2005, Dynegy received a letter from the Department of Labor indicating that, as a result of Dynegy’s December 2004 settlement in the Dynegy Inc. ERISA litigation, it intended to take no further action with respect to its investigation of the Dynegy Inc. 401(k) Plan. However, its investigation is ongoing as it relates to the Illinois Power 401(k) Plans and the recent litigation relating to those plans described above.

Calpine Corporation Bankruptcy. Calpine Corporation filed for Chapter 11 Bankruptcy protection in the United States Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”) on December 20, 2005. The filing includes Nissequogue Cogen Partners (“NCP”), a subsidiary of Calpine, which has been purchasing gas from DMT under a long term gas sales agreement. NCP owes DMT approximately $8 million for pre-petition natural gas deliveries pursuant to the gas sales agreement, and has been paying DMT on a current

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basis for post-petition gas deliveries. NCP and DMT have reached a settlement pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure and Section 105(a) of the Bankruptcy Code in which the parties agree to the mutual termination of the long term gas sales agreement and settlement of all claims between NCP and DMT. Pursuant to the settlement agreement that was filed on April 25, 2006 with the Bankruptcy Court, NCP will continue paying for post-petition gas deliveries pursuant to the gas sales agreement. DMT’s obligation to deliver and receive gas will terminate on May 1, 2006, once the Bankruptcy Court issues a final order approving the settlement agreement and appeal periods have expired, NCP will pay DMT approximately $8 million (which is the actual amount owed for all pre-petition gas deliveries), the long term gas sales agreement (which otherwise would have expired on May 31, 2010) will terminate, and DMT will waive any claim for potential forward damages that it otherwise might have under the gas sales agreement.

Enron/NNG VEBA Litigation. Prior to our acquisition of NNG from Enron, NNG employees were participants in a post-retirement medical plan maintained by Enron. The plan’s assets were maintained in a VEBA trust, along with the assets of other Enron companies whose plans were included in the same VEBA trust (the “Enron VEBA”). Enron filed for bankruptcy in December 2001. When we acquired NNG in January 2002, the assets of the Enron VEBA had not been distributed to its participant companies. In July 2002, we estimated that approximately $25.4 million of the assets of the Enron VEBA were attributable to the NNG employees who participated in the post-retirement medical plan. On July 1, 2002, as part of our sale of NNG to Mid American Energy Holdings Company, NNG established a separate VEBA trust solely for its plan participants (the “NNG VEBA”). As a condition of the sale agreement, we placed $25.4 million into escrow under terms providing that if Enron did not release NNG’s share of the VEBA assets by August 2004, NNG was entitled to the escrowed money to fund the NNG VEBA. When Enron did not release the funds from the Enron VEBA as of August 2004, NNG drew down the escrowed funds. Pursuant to the escrow agreement, NNG was then obligated to (1) repay us if it were to recover funds from the Enron VEBA and (2) allow us to manage any litigation against the Enron VEBA for payment of amounts owed to the NNG VEBA. In January 2006, we entered a confidential agreement with NNG settling the claims between the parties and extinguishing the obligations under the escrow agreement in exchange for a cash payment by NNG to Dynegy.

Guarantees and Indemnifications

We routinely enter into contractual agreements that contain various representations, warranties, indemnifications and guarantees. Examples of such agreements include, but are not limited to, service agreements, equipment purchase agreements, engineering and technical service agreements, and procurement and construction contracts. Some agreements contain indemnities that cover the other party’s negligence or limit the other party’s liability with respect to third party claims, in which event we will effectively be indemnifying the other party. Virtually all such agreements contain representations or warranties that are covered by indemnifications against the losses incurred by the other parties in the event such representations and warranties are false. While there is always the possibility of a loss related to such representations, warranties, indemnifications and guarantees in our contractual agreements, and such loss could be significant, in most cases management considers the probability of loss to be extremely remote.

WCP Indemnities. In connection with our sale to NRG of our 50% ownership interest in West Coast Power (please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—West Coast Power for further discussion), we entered into an agreement with NRG in which we agreed how certain litigation would be managed and allocated between the parties responsibility for any loss suffered by the parties as a result of such litigation. In this agreement, we agreed that we would continue managing the Gas Index Pricing Litigation and that we would indemnify NRG for all losses suffered by NRG

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resulting from certain cases described in Gas Index Pricing Litigation and from other proceedings based on acts or omissions similar to those which formed the basis of such litigation. We also agreed with NRG that we would continue managing the California Market Electricity Litigation and that we and NRG would each be responsible for, and indemnify the other for, 50% of any losses suffered by either party resulting from such litigation, as well as from other proceedings based on similar acts or omissions which formed the basis of such litigation. Also pursuant to this agreement, NRG will manage the litigation regarding the validity of the West Coast Power-CDWR power purchase agreement and NRG agreed to indemnify us for any losses suffered by us in connection with such litigation, subject to specified limitations.

Targa Indemnities. During 2005, as part of our sale of DMSLP, we agreed to indemnify Targa against losses it may incur under indemnifications DMSLP provided to purchasers of Hackberry and certain other assets, properties and businesses disposed of by DMSLP prior to our sale of DMSLP. We have incurred no significant expense under these prior indemnities and deem their value to be insignificant. We have also indemnified Targa for certain tax matters arising from periods prior to our sale of DMSLP. While we have incurred no expense in connection with this indemnification, as of March 31, 2006, we have recorded an accrual, which we deem to be the fair value of this indemnification.

Constellation Guarantee. During 2004, as part of entering into a “back-to-back” power purchase agreement with Constellation, under which Constellation effectively received our rights to purchase approximately 570 MW of capacity and energy arising under our Kendall tolling contract, we guaranteed Constellation an aggregate $3.5 million in reactive power revenues over the four year term of the power purchase agreement. Upon entering into this contract, we established a liability of $0.3 million reflecting the fair value of this guarantee. During the year ended December 31, 2005, we increased the liability by approximately $1 million, as it became probable that we will be obligated to make a greater payment to Constellation under the guarantee.

Northern Natural and Other Indemnities. During 2003, as part of our sale of Northern Natural, the Rough and Hornsea gas storage facilities and certain natural gas liquids assets, we provided indemnities to third parties regarding environmental, tax, employee and other representations. Maximum recourse under these indemnities is limited to $209 million, $857 million and $28 million for the Northern Natural, Rough and Hornsea gas storage facilities and natural gas liquids assets, respectively. We also entered into similar indemnifications regarding environmental, tax, employee and other representations when completing other asset sales such as, but not limited to, Hackberry LNG Project, SouthStar Energy Services, various Canadian assets, Michigan Power, Oyster Creek, Hartwell, Commonwealth, Sherman and Indian Basin. We carry reserves for existing environmental, tax and employee liabilities and have incurred no other expense relating to these indemnities.

Black Mountain Guarantee. Through one of our subsidiaries, we hold a 50% ownership interest in Black Mountain (Nevada Cogeneration), in which our partner is a Chevron subsidiary which owns the Black Mountain power generation facility and has a power purchase agreement with a third party that extends through April 2023. In connection with the power purchase agreement, pursuant to which Black Mountain (Nevada Cogeneration) receives payments which decrease in amount over time, we agreed to guarantee 50% of certain payments that may be due to the power purchaser under a mechanism designed to protect it from early termination of the agreement. At March 31, 2006, if an event of default had occurred under the terms of the mortgage on the facility entered into in connection with the power purchase agreement, we could have been required to pay the power purchaser approximately $54 million under the guarantee. In addition, while there is a question of interpretation regarding the existence of an obligation to make payments calculated under this mechanism upon the scheduled termination of the agreement, management does not expect that any such payments would be required.

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Note 10—Regulatory Issues

We are subject to regulation by various federal, state, local and foreign agencies, including extensive rules and regulations governing transportation, transmission and sale of energy commodities as well as the discharge of materials into the environment or otherwise relating to environmental protection. Compliance with these regulations requires general and administrative, capital and operating expenditures including those related to monitoring, pollution control equipment, emission fees and permitting at various operating facilities and remediation obligations. In addition, the United States Congress has before it a number of bills that could impact regulations or impose new regulations applicable to us and our subsidiaries. We cannot predict the outcome of these bills or other regulatory developments or the effects that they might have on our business.

Energy Policy Act of 2005. The Energy Policy Act of 2005 (EPACT) was signed into law on August 8, 2005. Title XII of EPACT (Electricity) created new legislation which deals with various matters impacting the power industry, including reliability of the bulk power system; transmission congestion, and transmission structure siting and modernization; the repeal of PUHCA; and prohibition of energy market manipulation, with enhanced FERC authority to prohibit market manipulation, including enhanced penalty authority. The FERC has implemented and is considering a number of related regulations to implement EPACT that may impact, among other things, requirements for reliability, QFs, transmission information availability, transmission congestion, security constrained dispatch, energy market transparency, energy market manipulation and behavioral rules.

Illinois Resource Procurement Auction. In January 2006, the ICC approved a resource procurement auction as the process by which utilities will procure power beginning in 2007. Under the ICC’s Orders, the first auction will occur in September 2006 and would likely cover substantially all of the retail needs of the largest electric utilities in Illinois (Commonwealth Edison Company, and the three Ameren Illinois utilities: AmerenIP, AmerenCIPS and AmerenCILCO). Subsequent annual auctions would be held with the goal of ensuring adequate resources are under contract to serve Illinois retail needs. There continue to be challenges to the auction process. Therefore, there is a possibility of political, legislative, judicial and/or regulatory actions over the next several months that could alter substantially, or even eliminate altogether, the auctions. Given these uncertainties, the effect of the final process that will be used in Illinois cannot be predicted at this time.

Clean Air Mercury Rule. In March 2005, the Administrator of the Federal EPA signed a final Clean Air Mercury Rule (CAMR) that will require mercury emission reductions to be achieved from existing coal-fired electric generating units. This rule requires all states to adopt either the Federal EPA rule, or a state rule meeting the minimum requirements as outlined in CAMR. The Illinois EPA has proposed a state-specific rule (the Illinois Mercury Rule) that would require larger percent reductions in mercury emissions on a significantly shorter timeframe than the CAMR would require. We, along with most other owners of Illinois coal-fired electric generating units, are disputing the Illinois Mercury Rule in proceedings before the Illinois Pollution Control Board (IPCB). The rule was accepted by the IPCB under the fast track rulemaking procedures of Section 28.5 of the Illinois Environmental Protection Act; however, the Circuit Court for Sangamen County, Illinois has issued an injunction against the use of the Section 28.5 rulemaking procedures. A new schedule for the rulemaking has not been determined. After hearings are completed, IPCB will transmit the proposed rule to the Joint Committee on Administrative Rules (JCAR), who will make the final decision. Various state legislative and regulatory bodies may be considering other legislation or rules that could impact current regulations or impose new regulations applicable to us and our subsidiaries. We cannot predict the outcome of these legislative and other regulatory developments, or the effects that they might have on our business.

Roseton State Pollutant Discharge Elimination System Permit. Roseton’s SPDES Permit was issued for a five-year term in 1987. Prior to expiration of the permit, Central Hudson Gas & Electric (the former plant

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

owner), filed a timely and sufficient application to renew the SPDES Permit. Under New York State law, when a timely and sufficient application for renewal is filed before a SPDES Permit expires, the permit is extended by operation of law until final action is taken on the renewal application. In April 2005, the NYSDEC issued to DNE a draft SPDES Permit (the “Draft SPDES Permit”) for the Roseton plant. The Draft SPDES Permit requires the facility to manage actively its water intake to reduce impingement mortality of fish by 85% and to reduce entrainment mortality of aquatic organisms including juvenile fish, larvae and fish eggs by 70% during the first two years of the renewal term, and by 80% thereafter.

In July 2005, a public hearing was held to receive comments on the Draft SPDES Permit. Three organizations filed petitions for party status in the permit renewal proceeding, Riverkeeper, Inc., Natural Resource Defense Council, Inc. and Scenic Hudson, Inc. The Petitioners are seeking to impose a permit requirement that the Roseton plant install a closed cycle cooling system in order to reduce the volume of water withdrawn from the Hudson River, thus reducing entrainment and impingement of aquatic organisms and fish. The Petitioners claim that only a closed cycle cooling system meets the Clean Water Act’s requirement that the location, design, construction and capacity of cooling water intake structures reflect the best technology available for minimizing adverse environmental impacts from the facility’s cooling water intake structures. Currently, the Draft SPDES Permit does not require installation of a closed cycle cooling system; however, it does require entrainment and impingement mortality reductions that exceed the best technology available requirements of the USEPA regulations applicable to existing facilities. We expect that the adjudicatory hearing on the Draft SPDES Permit will be held in the fall of 2006. We believe that the Petitioners’ claims are without merit, and we plan to oppose those claims vigorously. Given the high cost of installing a closed cycle cooling system, an adverse result in this proceeding could have a material adverse effect on our financial condition, results of operations and cash flows.

Danskammer State Pollutant Discharge Elimination System Permit. Danskammer’s SPDES Permit was issued for a five-year term in 1987. Prior to the expiration of the permit, Central Hudson Gas & Electric (the former plant owner), filed an application to renew the SPDES Permit. We believe that application was timely and sufficient. Under New York State law, when a timely and sufficient application for renewal is filed before a SPDES Permit expires, the permit is extended by operation of law until final action is taken on the renewal application. In November 2002, several environmental groups filed suit in the Supreme Court of the State of New York seeking, among other things, a declaratory judgment that the Danskammer SPDES Permit had expired because of alleged deficiencies in the renewal application process. In August 2004, the Court ruled that the SPDES Permit for our Danskammer facility was void, but stayed the enforcement of the decision pending further review by the Court or by the Appellate Division. In April 2006, the Appellate Division reversed the trial court and dismissed the case. The Court ruled that the environmental groups’ challenges to the extension of the SPDES Permit were barred by the applicable statute of limitations.

We are continuing to seek renewal of our water intake and discharge permit in proceedings before the NYSDEC. The Draft SPDES Permit was issued in January 2005 and an adjudicatory hearing was scheduled for the fall of 2005. The Petitioners, Riverkeeper, Inc., Natural Resource Defense Council, Inc. and Scenic Hudson, Inc., seek to impose a permit requirement that the Danskammer plant install a closed cycle cooling system in order to reduce the volume of water withdrawn from the Hudson River, thus reducing entrainment and impingement. Petitioners claim that only a closed cycle cooling system meets the Clean Water Act’s requirement that the location, design, construction and capacity of cooling water intake structures reflect best technology available for minimizing adverse environmental impacts from the facility’s cooling water intake structures. The Draft SPDES Permit does not require installation of a closed cycle cooling system; however, it does require entrainment and impingement mortality reductions that exceed the best technology available requirements of the USEPA regulations applicable to existing facilities.

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

A formal evidentiary hearing was held in November and December 2005 and post-hearing briefing was completed in March 2006. The Commissioner’s decision on the permit renewal is due on May 19, 2006. We believe that Petitioners’ claims are without merit and we have vigorously opposed those claims. Given the high cost of installing a closed cycle cooling system, an adverse result in this proceeding could have a material adverse effect on our financial condition, results of operations and cash flows.

FERC Market-Based Rate Authority. FERC-approved market-based rate authority allows those granted such authority to sell power at negotiated rates through the bilateral market or within an organized energy market, conditioned on periodic re-review. On June 16, 2005, FERC issued an order accepting the updated market power analyses submitted by Sithe Energies and Dynegy. Our next triennial market power analysis is due June 16, 2008. Accordingly, these entities have continuously had market-based rate authority.

We are also subject to the FERC’s market behavior rules, which emerged from its consideration of market manipulation in the Western markets. The rules, which were promulgated in 2003 for the purpose of prohibiting manipulation in the wholesale electricity and natural gas markets subject to FERC’s jurisdiction, are incorporated in the tariffs of the various Dynegy entities with market based rates for wholesale power and apply to sales in organized and bilateral markets and spot markets, as well as long-term sales (as well as to the wholesale sale of natural gas under a blanket marketing certificate). The remedies for violating the rules could include disgorgement of unjust profits or suspension or revocation of the authority to sell at market-based rates and penalties. Pursuant to the Energy Policy Act of 2005, FERC recently finalized new regulations prohibiting energy market manipulation, which regulations are patterned after the language of the SEC’s Rule 10b-5. Subsequently, FERC rescinded two of the six market behavior rules (as they are covered in FERC’s new regulations prohibiting market manipulation or other FERC standards) and codified the remaining four in its regulations. The extent to which these regulations will affect the costs or other aspects of our operations is uncertain. However, we believe that our entities subject to the regulations are currently in compliance.

Note 11—Employee Compensation, Savings and Pension Plans

We have various defined benefit pension plans and post-retirement benefit plans in which our past and present employees participate, which are more fully described in Note 17—Employee Compensation, Savings and Pension Plans to our audited consolidated financial statements beginning on page F-86 of this prospectus.

Components of Net Periodic Benefit Cost. The components of net periodic benefit cost were:

	Pension Benefits		Other Benefits
	Quarter Ended March 31,
	2006	2005	2006	2005
	(in millions)
Service cost benefits earned during period	$2	$3	$1	$1
Interest cost on projected benefit obligation	2	2	1	1
Expected return on plan assets	(2)	(2)	—	—
Recognized net actuarial loss	1	1	—	—

Net periodic benefit cost	$3	$4	$2	$2
Additional cost due to curtailment	2	—	—	—

Total net periodic benefit cost	$5	$4	$2	$2

The curtailment charge was accrued at December 31, 2005 in other long-term liabilities on our unaudited condensed consolidated balance sheets.

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Contributions. In our Form 10-K, we reported that we expected to contribute approximately $17 million to pension plans, $14 million of which we expect to pay in September 2006, and less than $1 million to other postretirement benefit plans in 2006. As of March 31, 2006, we made less than $1 million in contributions.

Note 12—Income Taxes

Effective Tax Rate. The income taxes included in continuing operations were as follows:

	Three Months Ended March 31,
	2006	2005
	(in millions, except rates)
Income tax benefit (expense)	$(10)	$59
Effective tax rate	37%	32%

We compute our quarterly taxes under the effective tax rate method based on applying an anticipated annual effective rate to our year-to-date income or loss, except for significant unusual or extraordinary transactions. Income taxes for significant unusual or extraordinary transactions are computed and recorded in the period that the specific transaction occurs. During 2006, our overall effective tax rate on continuing operations was different than the statutory rate of 35% due primarily from the effect of certain foreign and state income taxes. During 2005, our overall effective tax rate on continuing operations was different than the statutory rate of 35% due primarily to the nondeductible portion of the charge associated with the shareholder litigation settlement, offset by changes in the valuation allowances.

Note 13—Segment Information

We report the results of our power generation business as three separate geographical segments in our consolidated financial statements: (1) the Midwest segment (GEN-MW); (2) the Northeast segment (GEN-NE); and (3) the South segment (GEN-SO). We also separately report the results of our former NGL and CRM business segments because of the diversity among their respective operations. Our consolidated financial results also reflect corporate-level expenses such as general and administrative, interest and depreciation and amortization. Certain general and administrative expenses were allocated to our reporting segments prior to January 1, 2006. Beginning January 1, 2006, all direct general and administrative expenses are included in Other and Eliminations, unless they are specifically identified with the respective segment.

Pursuant to EITF Issue 02-03, all gains and losses on third party energy trading contracts in the CRM segment, whether realized or unrealized, are presented net in the consolidated statements of operations. For the purpose of the segment data presented below, intersegment transactions between CRM and our other segments are presented net in CRM intersegment revenues but are presented gross in the intersegment revenues of our other segments, as the activities of our other segments are not subject to the net presentation requirements contained in EITF Issue 02-03. If transactions between CRM and our other segments result in a net intersegment purchase by CRM, the net intersegment purchases and sales are presented as negative revenues in CRM intersegment revenues. In addition, intersegment hedging activities are presented net pursuant to SFAS No. 133.

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Our former natural gas liquids operations comprise the NGL segment and are included in discontinued operations. Reportable segment information, including intercompany transactions accounted for at prevailing market rates, for the three months ended March 31, 2006 and 2005 is presented below:

Segment Data for the Quarter Ended March 31, 2006

(in millions)

	Power Generation			CRM	NGL	Other and Eliminations	Total
	GEN-MW	GEN-NE	GEN-SO
Unaffiliated revenues:
Domestic	$256	$82	$111	$26	$—	$—	$475
Other	—	—	—	5	—	—	5

	256	82	111	31	—	—	480
Affiliate revenues	—	—	—	40	—	—	40
Intersegment revenues	—	(1)	—	1	—	—	—

Total revenues	$256	$81	$111	$72	$—	$—	$520

Depreciation and amortization	$(40)	$(3)	$(6)	$—	$—	$(8)	$(57)
Operating income (loss)	$98	$17	$(13)	$33	$—	$(47)	$88
Earnings from unconsolidated investments	—	—	2	—	—	—	2
Other items, net	—	—	—	1	—	14	15
Interest expense							(78)

Income from continuing operations before income taxes							27
Income tax expense							(10)

Income from continuing operations							17
Income from discontinued operations, net of taxes							1

Net income							$18

Identifiable assets:
Domestic	$4,587	$411	$830	$728	$30	$1,604	$8,190
Other	—	—	—	69	—	—	69

Total	$4,587	$411	$830	$797	$30	$1,604	$8,259

Unconsolidated investments	$—	$—	$4	$—	$—	$—	$4
Capital expenditures	$(11)	$(3)	$(3)	$—	$—	$(1)	$(18)

DYNEGY HOLDINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the Interim Periods Ended March 31, 2006 and 2005

Segment Data for the Quarter Ended March 31, 2005

(in millions)

	Power Generation			CRM	NGL	Other and Eliminations	Total
	GEN-MW	GEN-NE	GEN-SO
Unaffiliated revenues:
Domestic	$214	$121	$72	$33	$—	$—	$440
Other	—	—	—	(46)	—	—	(46)

	214	121	72	(13)	—	—	394
Affiliate revenues	—	—	—	54	—	—	54
Intersegment revenues	—	2	(12)	10	—	—	—

Total revenues	$214	$123	$60	$51	$—	$—	$448

Depreciation and amortization	$(37)	$(3)	$(5)	$(1)	$—	$(7)	$(53)
Operating income (loss)	$61	$14	$(12)	$9	$—	$(184)	$(112)
Earnings from unconsolidated investments	—	—	3	—	—	—	3
Other items, net	—	—	(1)	1	—	—	—
Interest expense							(75)

Loss from continuing operations before income taxes							(184)
Income tax benefit							59

Loss from continuing operations							(125)
Income from discontinued operations, net of taxes							31

Net loss							$(94)

Identifiable assets:
Domestic	$5,076	$443	$1,053	$1,323	$1,596	$729	$10,220
Other	—	—	—	191	—	—	191

Total	$5,076	$443	$1,053	$1,514	$1,596	$729	$10,411

Unconsolidated investments	$62	$—	$276	$—	$77	$—	$415
Capital expenditures	$(37)	$(3)	$—	$—	$(10)	$(4)	$(54)

Note 14—Subsequent Events

On April 12, 2006, we completed the SPN Tender Offer in which we purchased $150 million of our $225 million 2008 Notes, substantially all of our $625 million 2010 Notes and all of our $900 million 2013 Notes. Please see Note 7—Debt—Second Priority Senior Secured Notes for further discussion.

On April 12, 2006, we issued $750,000,000 aggregate principal amount of our New Senior Notes in the Senior Notes Offering. Please see Note 7—Debt—Senior Unsecured Notes for further discussion.

On April 19, 2006, we entered into the Fourth Senior Secured Credit Facility. The Fourth Senior Secured Credit Facility amended our former credit facility, upsized the revolving credit facility to $470 million and added a $200 million term facility. Please see Note 7—Debt—Senior Secured Credit Facility for further discussion.

DEFINITIONS

As used in the unaudited condensed consolidated financial statements of Dynegy Holdings Inc., the abbreviations contained herein have the meanings set forth below. Additionally, the terms “Dynegy Holdings,” “we,” “us” and “our” refer to Dynegy Holdings Inc. and its subsidiaries, unless the context clearly indicates otherwise. The term “Dynegy” refers to our parent company, Dynegy Inc., and its subsidiaries, including us, unless the context clearly indicates otherwise.

ARB	Accounting Research Bulletin
APB	Accounting Principles Board
ARO	Asset retirement obligation
Bcf/d	Billion cubic feet per day
Cal ISO	The California Independent System Operator
Cal PX	The California Power Exchange
CDWR	California Department of Water Resources
CFTC	Commodity Futures Trading Commission
CPUC	California Public Utilities Commission
CRM	Our customer risk management business segment
DMG	Dynegy Midwest Generation, Inc.
DMSLP	Dynegy Midstream Services L.P.
DMT	Dynegy Marketing and Trade
DNE	Dynegy Northeast Generation
DPM	Dynegy Power Marketing Inc.
EITF	Emerging Issues Task Force
EPA	Environmental Protection Agency
ERCOT	Electric Reliability Council of Texas, Inc.
ERISA	The Employee Retirement Income Security Act of 1974, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN	FASB Interpretation
FSP	FASB Staff Position
GAAP	Generally Accepted Accounting Principles of the United States of America
GEN	Our power generation business
GEN-MW	Our power generation business - Midwest segment
GEN-NE	Our power generation business - Northeast segment
GEN-SO	Our power generation business - South segment
ISO	Independent System Operator
KW—yr	Kilowatt year
KWh	Kilowatt hour
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MBbls/d	Thousands of barrels per day
Mcf	Thousand cubic feet
MISO	Midwest Independent Transmission Operator, Inc.
MMBtu	Millions of British thermal units
MMCFD	Million cubic feet per day
MW	Megawatts
MWh	Megawatt hour
NGL	Our natural gas liquids business segment
NOL	Net operating loss
NOV	Notice of Violation issued by the EPA
NOx	Nitrogen oxide

NRG	NRG Energy, Inc.
NYISO	New York Independent System Operator
NYSDEC	New York State Department of Environmental Conservation
POL	Percentage of liquids
POP	Percentage of proceeds
PRB	Powder River Basin coal
REG	Our regulated energy delivery business segment
RMR	Reliability Must Run
RTO	Regional Transmission Organization
SEC	U.S. Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SO2	Sulfur dioxide
SPE	Special Purpose Entity
SPN	Second Priority Senior Secured Notes
VaR	Value at Risk
VIE	Variable Interest Entity

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Dynegy Holdings Inc:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Dynegy Holdings Inc. and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the Explanatory Note, the 2004 and 2003 consolidated financial statements have been restated.

As discussed in Note 14, the Company is the subject of substantial litigation. The Company’s ongoing liquidity, financial position and operating results may be adversely impacted by the nature, timing and amount of the resolution of such litigation. The consolidated financial statements do not include any adjustments, beyond existing accruals applicable under Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” that might result from the ultimate resolution of such matters.

As discussed in Note 2, the Company adopted the provisions of Emerging Issues Task Force Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” and Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” as of December 31, 2005. As discussed in Note 2, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” as of January 1, 2003. As discussed in Note 2, the Company adopted the net presentation provisions of Emerging Issues Task Force Issue No. 02-3, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities,” as of January 1, 2002 and the provision related to the rescission of Emerging Issues Task Force Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities,” as of January 1, 2003. As discussed in Note 2, the Company adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” using the prospective method of transition prescribed by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” as of January 1, 2003.

/s/    PricewaterhouseCoopers LLP

Houston, Texas

March 28, 2006

DYNEGY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

See Explanatory Note

(in millions)

	December 31, 2005	December 31, 2004
		(Restated)
ASSETS
Current Assets
Cash and cash equivalents	$1,301	$245
Restricted cash	335	—
Accounts receivable, net of allowance for doubtful accounts of $101 and $169, respectively	598	804
Accounts receivable, affiliates	61	14
Inventory	203	221
Assets from risk-management activities	667	565
Deferred income taxes	24	40
Prepayments and other current assets	149	303

Total Current Assets	3,338	2,192

Property, Plant and Equipment	6,160	7,822
Accumulated depreciation	(1,181)	(1,692)

Property, Plant and Equipment, Net	4,979	6,130
Other Assets
Unconsolidated investments	267	414
Assets from risk-management activities	197	313
Accounts receivable, affiliate	667	845
Goodwill	—	15
Deferred income taxes	3	16
Other long-term assets	160	204

Total Assets	$9,611	$10,129

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Accounts payable	$501	$555
Accounts payable, affiliates	45	23
Accrued interest	112	113
Accrued liabilities and other current liabilities	616	432
Liabilities from risk-management activities	700	616
Note payable to affiliate	120	—
Notes payable and current portion of long-term debt	29	34

Total Current Liabilities	2,123	1,773

Long-term debt	3,087	3,907
Long-term debt to affiliates	200	200

Long-Term Debt	3,287	4,107
Other Liabilities
Liabilities from risk-management activities	295	395
Deferred income taxes	237	346
Other long-term liabilities	340	317

Total Liabilities	6,282	6,938

Minority Interest	—	106
Commitments and Contingencies (Note 14)
Stockholder’s Equity
Capital Stock, $1 par value, 1,000 shares authorized at December 31, 2005 and December 31, 2004, respectively.	—	—
Additional paid-in capital	2,412	2,413
Accumulated other comprehensive income (loss), net of tax	4	(13)
Accumulated deficit	(119)	(347)
Stockholder’s equity	1,032	1,032

Total Stockholder’s Equity	3,329	3,085

Total Liabilities and Stockholder’s Equity	$9,611	$10,129

See the notes to the consolidated financial statements.

DYNEGY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

	Year Ended December 31,
	2005	2004	2003
Revenues	$1,989	$1,649	$1,526
Cost of sales, exclusive of depreciation shown separately below	(1,936)	(1,352)	(1,447)
Depreciation and amortization expense	(209)	(224)	(249)
Impairment and other charges	(40)	(24)	(4)
Gain (loss) on sale of assets, net	(1)	—	6
General and administrative expenses	(365)	(285)	(262)

Operating loss	(562)	(236)	(430)
Earnings from unconsolidated investments	—	116	134
Interest expense	(320)	(332)	(332)
Other income and expense, net	10	8	11
Minority interest income (expense)	—	(3)	20
Accumulated distributions associated with trust preferred securities	—	—	(8)

Loss from continuing operations before income taxes	(872)	(447)	(605)
Income tax benefit	288	180	241

Loss from continuing operations	(584)	(267)	(364)
Income from discontinued operations, net of tax expense of $439, $110 and $45, respectively (Note 3)	817	163	88

Income (loss) before cumulative effect of change in accounting principles	233	(104)	(276)
Cumulative effect of change in accounting principles, net of tax benefit (expense) of $2, zero and $(25), respectively (Note 2)	(5)	—	42

Net income (loss)	$228	$(104)	$(234)

See the notes to the consolidated financial statements.

DYNEGY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$228	$(104)	$(234)
Adjustments to reconcile income (loss) to net cash flows from operating activities:
Depreciation and amortization	273	344	390
Impairment and other charges	40	29	4
Losses from unconsolidated investments, net of cash distributions	70	11	23
Risk-management activities	4	(50)	377
(Gain) loss on sale of assets, net	(1,096)	(69)	(26)
Deferred taxes	123	(77)	(199)
Cumulative effect of change in accounting principles (Note 2)	5	—	(42)
Reserve for doubtful accounts	(1)	(7)	13
Liability associated with gas transportation contracts (Note 3)	—	(148)	—
Sterlington toll settlement charge (Note 3)	364	—	—
Legal and settlement charges	38	104	51
Other	(26)	(46)	(63)
Changes in working capital:
Accounts receivable	(144)	(8)	1,590
Inventory	(91)	(24)	123
Prepayments and other assets	151	(114)	742
Accounts payable and accrued liabilities	3	5	(1,884)
Changes in non-current assets	(15)	(33)	(21)
Changes in non-current liabilities	14	27	(84)

Net cash provided by (used in) operating activities	(60)	(160)	760

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(193)	(219)	(205)
Investments in unconsolidated affiliates	—	—	(4)
Proceeds from asset sales, net	2,393	246	58
Increase in restricted cash	(335)	—	—
Affiliate transactions	(53)	(238)	(272)
Other investing, net	4	—	—

Net cash provided by (used in) investing activities	1,816	(211)	(423)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from long-term borrowings	600	581	1,863
Repayments of borrowings	(1,398)	(267)	(2,366)
Borrowings from affiliate, net	120	—	—
Net cash flow from commercial paper and revolving lines of credit	—	—	(128)
Other financing, net	(22)	(25)	(21)

Net cash provided by (used in) financing activities	(700)	289	(652)

Effect of exchange rate changes on cash	—	(1)	10
Net increase (decrease) in cash and cash equivalents	1,056	(83)	(305)
Cash and cash equivalents, beginning of period	245	328	633

Cash and cash equivalents, end of period	$1,301	$245	$328

See the notes to the consolidated financial statements.

DYNEGY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

See Explanatory Note

(in millions)

	Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholder’s Equity	Total
December 31, 2002 (Restated)	$2,410	$12	$(9)	$1,032	$3,445
Net loss	—	—	(234)	—	(234)
Other comprehensive income, net of tax	—	21	—	—	21
Options exercised	2	—	—	—	2
401(k) plan and profit sharing stock	5	—	—	—	5
Options granted	2	—	—	—	2

December 31, 2003 (Restated)	$2,419	$33	$(243)	$1,032	$3,241
Net loss	—	—	(104)	—	(104)
Other comprehensive loss, net of tax	—	(46)	—	—	(46)
Options exercised	(6)	—	—	—	(6)

December 31, 2004 (Restated)	$2,413	$(13)	$(347)	$1,032	$3,085
Net income	—	—	228	—	228
Other comprehensive income, net of tax	—	17	—	—	17
Options exercised	(1)	—	—	—	(1)

December 31, 2005	$2,412	$4	$(119)	$1,032	$3,329

See the notes to the consolidated financial statements.

DYNEGY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	Year Ended December 31,
	2005	2004	2003
Net income (loss)	$228	$(104)	$(234)
Cash flow hedging activities, net:
Unrealized mark-to-market gains (losses) arising during period, net	(70)	(62)	39
Reclassification of mark-to-market (gains) losses to earnings, net	84	36	(37)

Changes in cash flow hedging activities, net (net of tax benefit (expense) of $(8), $16 and $(1), respectively)	14	(26)	2
Foreign currency translation adjustments	8	(11)	19
Minimum pension liability (net of tax benefit of $3, $5 and zero, respectively)	(5)	(9)	—

Other comprehensive income (loss), net of tax	17	(46)	21

Comprehensive income (loss)	$245	$(150)	$(213)

See the notes to the consolidated financial statements.

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Explanatory Note

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 includes a restatement of our consolidated balance sheet and our consolidated statement of stockholder’s equity as of December 31, 2004 and periods prior to 2004. The restatement relates to our deferred income tax accounts. As previously disclosed in our 2004 Form 10-K, we undertook an evaluation of our tax accounting and reconciliation controls and processes, including a tax basis balance sheet review, which resulted in an adjustment to our deferred tax liability balance. We have since identified mistakes in the tax basis balance sheet review, which totaled an $87 million overstatement of the deferred tax liability balance. Although these mistakes were not considered material, either individually or in the aggregate, to the period to which they related, the mistakes are material, in the aggregate, to our 2005 results. We are required to restate prior periods in accordance with APB 20, “Accounting Changes.”

Summary. This restatement has no effect on our reported net income or reported cash provided by (used in) operating activities, investing activities or financing activities for any periods presented. A synopsis of the aggregate financial impact of this restatement on the amounts originally reported in our 2004 Form 10-K is as follows:

RESTATED SELECTED BALANCE SHEET DATA

December 31, 2004
(in millions)
Current Assets—Deferred income taxes
As previously reported	$73
Restatement	(33)

As restated	$40

Total Current Assets
As previously reported	$3,070
Restatement	(33)

As restated	$3,037

Other Assets—Deferred income taxes
As previously reported	$12
Restatement	4

As restated	$16

Total Assets
As previously reported	$10,158
Restatement	(29)

As restated	$10,129

Other Liabilities—Deferred income taxes
As previously reported	$462
Restatement	(116)

As restated	$346

Total Liabilities
As previously reported	$7,054
Restatement	(116)

As restated	$6,938

Stockholder’s Equity
As previously reported	$2,998
Restatement	87

As restated	$3,085

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, we have restated Stockholder’s Equity by $87 million at December 31, 2003 from $3,154 million to $3,241 million and at December 31, 2002 from $3,358 million to $3,445 million.

Note 1—Organization and Operations of the Company

Dynegy Holdings Inc. (together with our subsidiaries, “we”, “us” or “our”) is a holding company and conducts substantially all of its business through its subsidiaries. Our current business operations are focused primarily on the power generation sector of the energy industry. We report the results of our power generation business as three separate segments in our consolidated financial statements: (1) the Midwest segment (GEN-MW); (2) the Northeast segment (GEN-NE); and (3) the South segment (GEN-SO). We also separately report the results of our CRM business, which primarily consists of Kendall and Sithe, our remaining power tolling arrangements (the Sithe toll is now a Dynegy intercompany (and our affiliate) agreement) as well as our physical gas supply contracts, gas transportation contracts and remaining gas, power and emission trading positions. Because of the diversity among their respective operations, we report the results of each business as a separate segment in our consolidated financial statements. Our consolidated financial results also reflect corporate-level expenses such as general and administrative, interest and depreciation and amortization. As described below, our natural gas liquids business, which was conducted through DMSLP and its subsidiaries, was sold to Targa on October 31, 2005.

Note 2—Accounting Policies

Our accounting policies conform to GAAP. Our most significant accounting policies are described below. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect our reported financial position and results of operations. We review significant estimates and judgments affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustments prior to their publication. Estimates and judgments are based on information available at the time such estimates and judgments are made. Adjustments made with respect to the use of these estimates and judgments often relate to information not previously available. Uncertainties with respect to such estimates and judgments are inherent in the preparation of financial statements. Estimates and judgments are used in, among other things, (1) developing fair value assumptions, including estimates of future cash flows and discount rates, (2) analyzing tangible and intangible assets for possible impairment, (3) estimating the useful lives of our assets, (4) assessing future tax exposure and the realization of tax assets, (5) determining amounts to accrue for contingencies, guarantees and indemnifications and (6) estimating various factors used to value our pension assets and liabilities. Actual results could differ materially from our estimates.

Principles of Consolidation. The accompanying consolidated financial statements include our accounts and the accounts of our majority-owned or controlled subsidiaries, VIEs for which we are the primary beneficiary and our proportionate share of assets, liabilities, revenues and expenses of undivided interests in certain gas processing facilities. Intercompany accounts and transactions have been eliminated. The revenues and expenses of these undivided interests are included in income from continued operations, net in our consolidated statement of operations. Certain reclassifications have been made to prior-period amounts to conform with current-period financial statement classifications.

Cash and Cash Equivalents. Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid short-term investments with original maturities of three months or less.

Restricted Cash. Restricted cash represents cash that is not readily available for general purpose cash needs. Restricted cash at December 31, 2005 includes cash posted to support the letter of credit component of our Amended and Restated Credit Facility. We are required to post cash collateral in an amount equal to 103% of

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outstanding letters of credit. We included this balance at December 31, 2005 in current assets due to the expected replacement of the cash collateralized facility in the next twelve months. We have included changes in restricted cash in investing cash flows on the consolidated statements of cash flows.

Allowance for Doubtful Accounts. We establish provisions for losses on accounts receivable if it becomes probable we will not collect all or part of outstanding balances. We review collectibility and establish or adjust our allowance as necessary primarily using a percent of balance methodology and methodologies involving historical levels of write-offs. The specific identification method is also used in certain circumstances.

Investment in Unconsolidated Affiliates. Investments in affiliates over which we exercise significant influence, generally occurring in ownership interests of 20% to 50%, and also occurring in lesser ownership percentages due to voting rights or other factors, are accounted for using the equity method. Our share of net income from these affiliates is reflected in the consolidated statements of operations as earnings from unconsolidated investments. Any excess of our investment in affiliates, as compared to our share of the underlying equity that is not recognized as goodwill, is amortized over the estimated economic service lives of the underlying assets. Other investments over which we may not exercise significant influence and that have readily determinable fair values are considered available-for-sale and are recorded at quoted market values. Investments over which we may not exercise significant influence and that do not have readily determinable fair values are recorded at the lower of cost or net realizable value. For securities with readily determinable fair values, the change in the unrealized gain or loss, net of deferred income tax, is recorded as a separate component of accumulated other comprehensive loss in the consolidated statements of comprehensive income (loss). Realized gains and losses on investment transactions are determined using the specific identification method. All investments in unconsolidated affiliates are periodically assessed for other-than-temporary declines in value, with write-downs recognized in earnings from unconsolidated investments in the consolidated statements of operations.

Concentration of Credit Risk. We sell our energy products and services to customers in the electric and gas distribution industries and to entities engaged in industrial and petrochemical businesses. These industry concentrations have the potential to impact our overall exposure to credit risk, either positively or negatively, because the customer base may be similarly affected by changes in economic, industry, weather or other conditions.

At December 31, 2005, our credit exposure as it relates to the mark-to-market portion of our risk management portfolio totaled $318 million. To reduce our credit exposure, we execute agreements that permit us to offset receivables, payables and mark-to-market exposure. We attempt to further reduce credit risk with certain counterparties by obtaining third party guarantees or collateral as well as the right of termination in the event of default.

Our Credit Department, based on guidelines approved by the Board of Directors, establishes our counterparty credit limits. Our industry typically operates under negotiated credit lines for physical delivery and financial contracts. Our credit risk system provides current credit exposure to counterparties on a daily basis.

We enter into master netting agreements both to mitigate credit exposure and to reduce collateral requirements. In general, the agreements include our risk management subsidiaries and allow the aggregation of credit exposure, margin and set-off. As a result, we decrease a potential credit loss arising from a counterparty default.

We include cash collateral deposited with counterparties in Prepayments and other current assets and Other long-term assets on our consolidated balance sheets. We include cash collateral due to counterparties in Accrued liabilities and other current liabilities on our consolidated balance sheets.

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventory. Our natural gas, coal, emission allowances and fuel oil inventories are carried at the lower of weighted average cost or at market. Our materials and supplies inventory is carried at the lower of cost or market using the specific identification method.

We adopted EITF Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” in the fourth quarter 2005. Accordingly, we account for exchanges of inventory with the same counterparty as one transaction.

If we have more emissions allowances on hand than are required to operate our facilities, we may sell these allowances. In the past, we have sold emissions allowances that relate to future periods. To the extent the proceeds received from the sale of such allowances exceeds our cost, we defer the associated gain until the period to which the allowance relates. As of December 31, 2005, we had aggregate deferred gains of $22 million, consisting of $11 million included as other accrued liabilities and $11 million included as other long-term liabilities, respectively, on our consolidated balance sheets. As of December 31, 2004, we had aggregate deferred gains of $16 million, consisting of $11 million included as other accrued liabilities and $5 million included as other long-term liabilities, respectively, on our consolidated balance sheets.

Property, Plant and Equipment. Property, plant and equipment, which has consisted principally of power generating facilities, gas gathering, processing, fractionation, terminalling and storage facilities, natural gas transportation lines and pipelines, is recorded at historical cost. Expenditures for major replacements, renewals and major maintenance are capitalized. We consider major maintenance to be expenditures incurred on a cyclical basis to maintain and prolong the efficient operation of our assets. Expenditures for repairs and minor renewals to maintain assets in operating condition are expensed. Depreciation is provided using the straight-line method over the estimated economic service lives of the assets, ranging from 3 to 40 years. Composite depreciation rates (which we refer to as composite rates) are applied to functional groups of assets having similar economic characteristics. The estimated economic service lives of our functional asset groups are as follows:

Asset Group	Range of Years
Power Generation Facilities	20 to 40
Transportation Equipment	5 to 10
Buildings and Improvements	10 to 39
Office and Miscellaneous Equipment	3 to 20

Gains and losses on sales of individual assets are reflected in gain (loss) on sale of assets, net in the consolidated statements of operations. We assess the carrying value of our property, plant and equipment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If an impairment has occurred, the amount of the impairment loss recognized would be determined by estimating the related discounted cash flows of the assets and recording a loss if the resulting estimated fair value is less than the book value. For assets identified as held for sale, the book value is compared to comparable market prices, or the estimated fair value if comparable market prices are not readily available, to determine if an impairment loss is required. Please read Note 4—Restructuring and Impairment Charges beginning on page F-54 for a discussion of impairment charges we recognized in 2005, 2004 and 2003.

Asset Retirement Obligations. We adopted SFAS No. 143, “Asset Retirement Obligations,” effective January 1, 2003. Under the provisions of SFAS No. 143, we are required to record legal obligations to retire tangible, long-lived assets on our balance sheets as liabilities, which are recorded at a discount when the liability is incurred. Significant judgment is involved in estimating future cash flows associated with such obligations, as well as the ultimate timing of the cash flows. If our estimates on the amount or timing of the cash flow change, the change may have a material impact on our results of operations.

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of the transition adjustment in adopting SFAS No. 143, existing environmental liabilities in the amount of $73 million were reversed in the first quarter 2003. The fair value of the remediation costs estimated to be incurred upon retirement of the respective assets is included in the ARO and was recorded upon adoption of SFAS No. 143. Since the previously accrued liabilities exceeded the fair value of the future retirement obligations, the impact of adopting SFAS No. 143 was an increase in earnings, net of tax, of $36 million in the first quarter 2003, which is included in cumulative effect of change in accounting principles in the consolidated statements of operations. In addition to these liabilities, we also have potential retirement obligations for dismantlement of power generation facilities. Our current intent is to maintain these facilities in a manner such that they will be operated indefinitely. As such, we cannot estimate any potential retirement obligations associated with these assets. Liabilities will be recorded in accordance with SFAS No. 143 at the time we are able to estimate any new AROs.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” which is an interpretation of SFAS No. 143. FIN No. 47 defines a conditional ARO as an ARO for which the timing and/or method of settlement are conditional upon future events that may or may not be within the control of the entity. Uncertainty about the timing and method of settlement for a conditional ARO should be considered in estimating the ARO when sufficient information exists. FIN No. 47 clarifies when sufficient information exists to reasonably estimate the fair value of an ARO. We adopted the provisions of FIN No. 47 effective December 31, 2005. Under the provisions of this interpretation, we recorded additional asset retirement obligations in order to provide for the future removal of asbestos containing materials from certain of our generating facilities. As a result, we recorded an after-tax charge of $5 million, which is included in the consolidated statements of operations as a cumulative effect of change in accounting principles. FIN No. 47, if it had been adopted as of January 1, 2003, would have had no material effect on our results of operations, and would have resulted in an additional $14 million of AROs included in our long-term liabilities at December 31, 2004.

In addition to the AROs discussed above, our AROs relate to activities such as ash pond and landfill capping, dismantlement of power generation facilities, closure and post-closure costs, environmental testing, remediation, monitoring and land and equipment lease obligations. Annual amortization of the assets associated with the AROs was $2 million, $2 million and $6 million in 2005, 2004 and 2003, respectively. A summary of changes in our AROs by reportable segment is as follows:

	GEN-MW	GEN-NE	GEN-SO	NGL	Total
	(in millions)
Balance at December 31, 2003	$29	$1	$—	$10	$40
Accretion expense	4	—	—	1	5
Other (1)	1	—	—	—	1

Balance at December 31, 2004	34	1	—	11	46
Accretion expense	4	—	—	—	4
Sale of DMSLP	—	—	—	(11)	(11)
Implementation of FIN No. 47	10	6	—	—	16
Other (2)	—	1	—	—	1

Balance at December 31, 2005	$48	$8	$—	$—	$56

(1)	During 2004, a land lease, and the related ARO, formerly held by Illinois Power was transferred to our GEN-MW segment. In addition, AROs totaling less than $1 million were removed following our sales of Sherman and our interest in Indian Basin. There were no additional AROs recorded or settled, nor were there any revisions to estimated cash flows associated with existing AROs, during 2004.

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	During 2005, we determined we would be obligated to dismantle our Danskammer generating facility upon its retirement. Therefore, we recorded an ARO in the amount of $1 million. There were no additional AROs, other than those recorded under the provisions of FIN No. 47, recorded or settled during 2005. There were no revisions to estimated cash flows associated with existing AROs during 2005.

Contingencies, Commitments, Guarantees and Indemnifications. We are involved in numerous lawsuits, claims, proceedings, joint venture audits and tax-related audits in the normal course of our operations. In accordance with SFAS No. 5, “Accounting for Contingencies,” we record a loss contingency for these matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review our loss contingencies on an ongoing basis to ensure that we have what we believe are appropriate reserves recorded on the consolidated balance sheets. These reserves are based on estimates and judgments made by management with respect to the likely outcome of these matters, including any applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. Our estimates and judgment could change based on new information, changes in laws or regulations, changes in management’s plans or intentions, the outcome of legal proceedings, settlements or other factors. If different estimates and judgments were applied with respect to these matters, it is likely that reserves would be recorded for different amounts. Actual results could vary materially from these estimates and judgments.

Liabilities for environmental contingencies are recorded when environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated. Measurement of liabilities is based, in part, on relevant past experience, currently enacted laws and regulations, existing technology, site-specific costs and cost-sharing arrangements. Recognition of any joint and several liability is based upon our best estimate of our final pro-rata share of such liability. These assumptions involve the judgments and estimates of management and any changes in assumptions could lead to increases or decreases in our ultimate liability, with any such changes recognized immediately in earnings.

We follow the guidance of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” for disclosures and accounting of various guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject to FIN No. 45 is entered into, an estimated fair value of the underlying guarantee or indemnification is recorded. Some guarantees and indemnifications could have significant financial impact under certain circumstances, however management also considers the probability of such circumstances occurring when estimating the fair value. Actual results may materially differ from the estimated fair value of such guarantees and indemnifications.

Goodwill. Goodwill represents, at the time of an acquisition, the amount of purchase price paid in excess of the fair value of net assets acquired. We follow the guidance set forth in SFAS No. 142, “Goodwill and Other Intangible Assets,” when assessing the carrying value of our goodwill. Accordingly, we evaluate our goodwill for impairment on an annual basis and when events warrant an assessment. Our evaluation is based, in part, on our estimate of future cash flows. The estimation of fair value is highly subjective, inherently imprecise and can change materially from period to period based on, among other things, an assessment of market conditions, projected cash flows and discount rate. As a result of our sale of DMSLP to Targa, we currently have no remaining goodwill. Were we to have goodwill, we would perform our annual impairment test in the fourth quarter after our annual budgetary process, and we may record further impairment losses in future periods as a result of such test.

Revenue Recognition. We utilize two comprehensive accounting models in reporting our consolidated financial position and results of operations as required by GAAP—an accrual model and a fair value model. We determine the appropriate model for our operations based on guidance provided in applicable accounting standards and positions adopted by the FASB or the SEC. We have applied these accounting policies on a consistent basis during the three years in the period ended December 31, 2005.

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accrual model has historically been used to account for substantially all of the operations conducted in our GEN-MW, GEN-NE and GEN-SO segments. These segments consist largely of the ownership and operation of physical assets that we use in various generation operations. We earn revenue from our facilities in three primary ways: (1) sale of energy generated by our facilities; (2) sale of ancillary services, which are the products of a generation facility that support the transmission grid operation, allow generation to follow real-time changes in load, and provide emergency reserves for major changes to the balance of generation and load; and (3) sale of capacity. We recognize revenue from these transactions when the product or service is delivered to a customer.

Additionally, the accrual model was used to account for substantially all of the operations conducted in our NGL segment. This segment consisted largely of processing operations. The business of this segment included the separation of natural gas liquids into their component parts from a stream of natural gas. End sales from this business resulted in physical delivery of commodities to our wholesale, commercial, industrial and retail customers. We recognized revenue from these transactions when the product or service was delivered to a customer.

The fair value model has historically been used to account for forward physical and financial transactions, occurring primarily in the CRM segment and the power generation business, which meet the definition of a derivative contract as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The criteria are complex, but generally require these contracts to relate to future periods, to contain fixed price and volume components and to have terms that require or permit net settlement of the contract in cash or the equivalent. The FASB determined that the fair value model is the most appropriate method for accounting for these types of contracts. In part, this conclusion is based on the cash settlement provisions in these agreements, as well as the volatility in commodity prices, interest rates and, if applicable, foreign exchange rates, which impact the valuation of these contracts. Since these transactions may be settled in cash or the equivalent, the value of the assets and liabilities associated with these transactions is reported at estimated settlement value based on current forward prices and rates as of each balance sheet date.

Typically, derivative contracts can be accounted for in three different ways: (1) as an accrual contract, if the criteria for the “normal purchase normal sale” exemption are met and documented; (2) as a cash flow or fair value hedge, if the criteria are met and documented or (3) as a mark-to-market contract with changes in fair value recognized in current period earnings. Generally, we only mark-to-market through earnings our derivative contracts if they do not qualify for the “normal purchase normal sale” exemption or as a cash flow hedge. Because derivative contracts can be accounted for in three different ways, and as the “normal purchase normal sale” exemption and cash flow and fair value hedge accounting are elective, the accounting treatment used by another party for a similar transaction could be different than the accounting treatment we use.

In order to estimate the fair value of our portfolio of transactions which meet the definition of a derivative and do not qualify for the “normal purchase normal sale” exemption, we use a liquidation value approach assuming that the ability to transact business in the market remains at historical levels. The estimated fair value of the portfolio is computed by multiplying all existing positions in the portfolio by estimated prices, reduced by a time value of money adjustment and deduction of reserves for credit and price. The estimated prices in this valuation are based either on (1) prices obtained from market quotes, when there are an adequate number of quotes to consider the period liquid, or, if market quotes are unavailable, or the market is not considered to be liquid, (2) prices from a proprietary model which incorporates forward energy prices derived from market quotes and values from previously executed transactions. The amounts recorded as revenue change as these estimates are revised to reflect actual results and changes in market conditions or other factors, many of which are beyond our control.

In October 2002, as a component of EITF Issue 02-03, the EITF rescinded EITF Issue 98-10, which previously required use of mark-to-market accounting for our energy trading contracts. While the rescission of

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EITF Issue 98-10 reduced the number of contracts accounted for on a mark-to-market basis, it did not eliminate mark-to-market accounting. All derivative contracts that either do not qualify, or are not designated, as hedges or as normal purchases or sales continue to be marked-to-market in the consolidated statements of operations in accordance with SFAS No. 133. Any earnings or losses previously recognized under EITF Issue 98-10 that would not have been recognized under SFAS No. 133 were reversed in 2003 pursuant to adopting the provisions of EITF Issue 02-03. The cumulative effect of this change in accounting principle resulted in after-tax earnings of $21 million in 2003 and comprised the following items that are no longer required to be recorded using mark-to-market accounting (in millions):

Removal of net risk-management assets representing the value of natural gas storage contracts	$(176)
Removal of other net risk-management assets	(24)
Removal of net risk-management liabilities representing the value of power tolling arrangements	103

Net change in risk-management assets and liabilities	(97)
Addition of inventory previously included in risk-management assets (1)	130

Pre-tax gain recorded from change in accounting principle	33
Income tax expense	(12)

After-tax gain recorded in the consolidated statements of operations.	$21

(1)	All of the natural gas inventory was sold during 2003.

Cash inflows and cash outflows associated with the settlement of risk management activities are recognized in net cash provided by (used in) operating activities on the consolidated statements of cash flows.

Income Taxes. Our parent, Dynegy, files a consolidated U.S. federal income tax return and, for financial reporting purposes, accounts for income taxes using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that we use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax payable and related tax expense together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences can result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized, we must establish a valuation allowance. We consider all available evidence, both positive and negative, to determine whether, based on the weight of the evidence, a valuation allowance is needed. Evidence used includes information about our current financial position and our results of operations for the current and preceding years, as well as all currently available information about future years, including our anticipated future performance, the reversal of deferred tax liabilities and tax planning strategies.

Management believes future sources of taxable income, reversing temporary differences and other tax planning strategies will be sufficient to realize assets for which no reserve has been established. While we have considered these factors in assessing the need for a valuation allowance, there is no assurance that a valuation

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowance would not need to be established in the future if information about future years change. Any change in the valuation allowance would impact our income tax expense and net income in the period in which such a determination is made.

We are included in the consolidated federal and state income tax returns filed by Dynegy. Pursuant to provisions of the Internal Revenue Code Section 1502, pertaining to tax allocation arrangements, we record a receivable from Dynegy in an amount equal to the tax benefits realized in Dynegy’s consolidated federal income tax return resulting from the utilization of our net operating losses and/or tax credits, or record a payable to Dynegy in an amount equal to the federal income tax computed on our separate company taxable income less the tax benefits associated with net operating losses and/or tax credits generated by us which are utilized in Dynegy’s consolidated federal income tax return.

Please read Note 13—Income Taxes beginning on page F-68 for further discussion of our accounting for income taxes and any change in our valuation allowance.

Foreign Currency. For subsidiaries whose functional currency is not the U.S. Dollar, assets and liabilities are translated at year-end rates of exchange and revenues and expenses are translated at monthly average exchange rates. Translation adjustments for the asset and liability accounts are included as a separate component of accumulated other comprehensive loss in stockholder’s equity. Currency transaction gains and losses are recorded in other income and expense, net on the consolidated statements of operations and totaled losses of approximately $9 million for the year ended December 31, 2005 and gains of approximately $1 million and zero for the years ended December 31, 2004 and 2003, respectively.

Employee Stock Options. On January 1, 2003, we adopted the fair-value based method of accounting for stock-based employee compensation under SFAS No. 123, “Accounting for Stock-Based Compensation,” and used the prospective method of transition as described under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under the prospective method of transition, all stock options granted by Dynegy after January 1, 2003 are accounted for on a fair value basis. Options granted by Dynegy prior to January 1, 2003 continued to be accounted for using the intrinsic value method. Accordingly, for options granted by Dynegy prior to January 1, 2003, compensation expense is not reflected for employee stock options unless they were granted at an exercise price lower than market value on the grant date. Dynegy has granted in-the-money options in the past and we have recognized compensation expense over the applicable vesting periods. No in-the-money stock options have been granted since 1999.

Had compensation cost for all stock options granted prior to 2003 been determined on a fair value basis consistent with SFAS No. 123, our net income (loss) would have approximated the following pro forma amounts for the years ended December 31, 2005, 2004 and 2003, respectively.

	Years Ended December 31,
	2005	2004	2003
	(in millions)
Net income (loss) as reported	$228	$(104)	$(234)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	6	4	2
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8)	(15)	(30)

Pro forma net income (loss)	$226	$(115)	$(262)

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minority Interest. Minority interest on the consolidated balance sheets includes third party investments in entities that we consolidate, but do not wholly-own. The net pre-tax results attributed to minority interest holders in consolidated entities are included in minority interest income (expense) in the consolidated statements of operations. As of December 31, 2005, we no longer had any minority interest obligations. The minority interest investments were held in DMSLP which was sold to Targa on October 31, 2005. The related minority interest income (expense) was reclassed to Income from discontinued operations, net on our consolidated statements of operations.

Accounting Principles Adopted

FIN No. 47. FIN No. 47 became effective for all for fiscal years ending after December 15, 2005. For further discussion, please read “Asset Retirement Obligations” beginning on page F-43.

EITF Issue 04-13. We early adopted EITF Issue 04-13 in the fourth quarter 2005. For further discussion, please read “Inventory” beginning on page F-43.

Accounting Principles Not Yet Adopted

SFAS No. 123(R). In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which revises SFAS No. 123. SFAS No. 123(R) is effective January 1, 2006 for all calendar year-end companies and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This expense will be recognized over the period during which an employee is required to provide services in exchange for the award.

As noted in “Employee Stock Options” above, we transitioned to a fair value based method of accounting for stock-based compensation in the first quarter 2003. Our share-based payments primarily consist of stock options and restricted stock awards. For stock options, we determine the fair value of each stock option at the grant date using a Black-Scholes model. For restricted stock awards, we consider the fair value to be the closing price of the stock on the grant date. We recognize the fair value of our share based payments over the vesting periods of the awards, which is typically a three-year service period

When we adopt SFAS No. 123(R) effective January 1, 2006, we intend to use the modified prospective transition method permitted under this pronouncement. We have estimated our cumulative effect of implementing this standard, which consists entirely of a forfeiture adjustment, to be less than $1 million after tax. Upon adoption, we will calculate our windfall tax benefits using the “short-cut” method as allowed under SFAS No. 123(R).

SFAS No. 153. In December 2004, the FASB issued SFAS No. 153, “ Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on our results of operations, financial position or cash flows.

SFAS No. 154. In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes

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the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on our results of operations, financial position or cash flows.

FSP FIN No. 45-3. In November 2005, the FASB issued FASB Staff Position No. 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” (“FSP FIN No. 45-3”). It served as an amendment to FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” by adding minimum revenue guarantees to the list of examples of contracts to which FIN No. 45 applies. Under FSP FIN No. 45-3, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FSP FIN No. 45-3 is effective for new minimum revenue guarantees issued or modified on or after January 1, 2006.

EITF Issue 05-6. In June 2005, the EITF reached consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements”. EITF Issue 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF Issue 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. The adoption of this standard is not expected to have a material effect on our results of operations, financial position or cash flows.

Note 3—Dispositions, Contract Terminations and Discontinued Operations

Dispositions and Contract Terminations

Sterlington Contract Termination. In December 2005, we announced that we had agreed to terminate the Sterlington long-term wholesale power tolling contract with Quachita Power LLC. Under the terms of the agreement, which closed on March 7, 2006, we paid Quachita Power LLC, a joint venture of GE Energy Financial Services and Cogentrix Energy, Inc., approximately $370 million to eliminate approximately $456 million in capacity payment obligations through 2012 and approximately $295 million in additional capacity payment obligations that would arise if Quachita exercised its option to extend the contract through 2017. We recognized a pre-tax charge of approximately $364 million ($229 million after-tax) in the fourth quarter 2005 related to this transaction. The charge is included in cost of sales on the consolidated statements of operations.

Sherman. In November 2004, we sold our Sherman natural gas processing facility located in Sherman, Texas. This sale resulted in a pre-tax gain of approximately $16 million. This gain is included in income from discontinued operations on our consolidated statements of operations.

Indian Basin. In April 2004, we sold our 16% interest in the Indian Basin Gas Processing Plant for approximately $48 million, and we recognized a pre-tax gain on the sale of approximately $36 million. This gain is included in income from discontinued operations on our consolidated statements of operations.

Kendall. In November 2004, DPM entered into a “back to back” power purchase agreement with Constellation Energy Commodities Group, Inc., or Constellation, under which Constellation will effectively receive DPM’s rights to purchase approximately 570 MW of capacity and energy arising under DPM’s tolling

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contract with LSP-Kendall Energy, LLC for a four-year term from December 2004 through November 2008. DPM will remain the primary obligor under the Kendall tolling contract, but will receive offsetting payments from Constellation during the four-year term.

In connection with this transaction, DPM paid to Constellation $117.5 million in cash and effectively eliminated approximately $161 million in our future fixed payment obligations under the Kendall tolling contract through November 2008. We recognized a pre-tax charge of approximately $115 million ($72 million after-tax) related to this transaction. The charge is included in cost of sales on the consolidated statements of operations.

Gas Transportation Contracts. In June 2004, we agreed to exit four long-term natural gas transportation contracts whose purpose was to secure firm pipeline capacity through 2014 in support of our former third party marketing and trading business. In exchange for exiting these obligations, we paid $20 million in June 2004, $16 million in December 2004 and $26 million in March 2005. This payment obligation was recorded at its fair value of $40 million and was accreted to $42 million over the period July 1, 2004 through March 31, 2005. Additionally, we reversed an aggregate liability of $148 million associated with the transportation contracts that was originally established in 2001 and recognized a pre-tax gain of $88 million related to these transactions. This gain is included in revenues on our consolidated statements of operations and is included in the results of our CRM segment. This agreement eliminated our obligation to make approximately $295 million in aggregate fixed capacity payments from April 2005 through 2014.

Batesville Tolling Arrangement. In December 2003, we reached an agreement with Virginia Electric and Power Company, a subsidiary of Dominion Resources, to terminate a wholesale power tolling contract totaling approximately 110 MW. Under the terms of the agreement, we paid Virginia Power $34 million to end the arrangement. As a result, we eliminated approximately $63 million in future capacity payments as well as collateral obligations of $12.5 million. We recognized a pre-tax loss of approximately $34 million ($22 million after-tax) in connection with this agreement. The charge is included in cost of sales on the consolidated statements of operations.

Kroger Company Settlement. In July 2003, we reached a settlement with Kroger related to four power supply contracts. Under the terms of the settlement agreement, which was approved by the FERC, Kroger paid us approximately $110 million to terminate two of the four power contracts and to restructure at current market prices the remaining two contracts through which we provided electricity to Kroger subsidiary stores in California. We also resolved an outstanding FERC dispute related to contract pricing as part of the settlement.

The four contracts were derivatives under SFAS No. 133 and were carried at their fair value on the consolidated balance sheets, with changes in fair value recognized in earnings. Our net risk-management asset related to these contracts was approximately $140 million at June 30, 2003. Therefore, the $30 million difference between the settlement of $110 million and the carrying value of the net risk-management asset was recorded as a pre-tax charge ($19 million after-tax). The two restructured contracts were carried at fair value with changes in fair value recognized in earnings through August 2003, when such contracts were terminated. The charge is included in revenues on the consolidated statements of operations.

Southern Power Tolling Arrangements. In the second quarter 2003, we reached an agreement with Southern Power to terminate three power tolling arrangements among Dynegy, Southern Power and our respective affiliates covering an aggregate of 1,100 MW. Under the terms of the agreement, we paid Southern Power $155 million to terminate these arrangements. The terminations resulted in $89 million of net collateral being returned to us and eliminated our obligation to make $1.7 billion of capacity payments to Southern Power over the next 30 years. The transaction closed in May 2003, and we recognized a pre-tax loss of approximately $133 million ($84 million after-tax). The charge is included in cost of sales on the consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hackberry LNG Project. During the first quarter 2003, we entered into an agreement to sell our interest in Hackberry LNG Terminal LLC, the entity we formed in connection with our proposed LNG terminal/gasification project in Hackberry, Louisiana, to Sempra LNG Corp., a subsidiary of San Diego-based Sempra Energy. The transaction closed in April 2003. At closing, we received an initial payment of $20 million and recognized a pre-tax gain of approximately $12 million ($8 million after-tax). We retained the right to receive additional contingent payments based upon project development milestones. In October 2003, we received a $15 million payment associated with the completion of a project milestone and recognized a pre-tax gain of $15 million ($9 million after-tax). In March 2004, we sold our remaining financial interest in this project, which interest included rights to receive future contingent payments under the 2003 agreement, for $17 million and recognized a pre-tax gain of $17 million. These gains are included in income from discontinued operations on our consolidated statements of operations.

SouthStar Energy Services. During the first quarter 2003, we completed the sale of our 20% equity investment in SouthStar Energy Services LLC. We received approximately $20 million cash and recognized a pre-tax gain of approximately $1 million ($1 million after-tax). The gain is included in gain (loss) on sale of assets, net on our consolidated statements of operations.

Discontinued Operations

As part of our restructuring plan, we sold or liquidated our U.K. CRM business in 2003. During 2005, we sold DMSLP, which comprised substantially all of the operations of our NGL segment. These transactions have been accounted for as discontinued operations under SFAS No. 144, as further described below.

Natural Gas Liquids. On October 31, 2005, we completed the sale of DMSLP, which comprised substantially all of the remaining operations of our NGL segment, to Targa Resources Inc. and two of its subsidiaries, which we refer to as “Targa”, for $2.441 billion in cash. At closing, we received $2.35 billion in cash proceeds. Prior to December 31, 2005, we received a substantial majority of the balance of the sales proceeds from Targa, which represented our cash collateral related to DMSLP. Targa assumed responsibility for approximately $47 million in letters of credit provided by us for the benefit of DMSLP, and those letters of credit had all been replaced by December 31, 2005.

DMSLP qualified as held for sale under SFAS No. 144 beginning in the second quarter 2005. SFAS No. 144 requires that long-lived assets not be depreciated or amortized while they are classified as held for sale. As such, we discontinued depreciation and amortization of NGL’s property, plant and equipment, effective June 1, 2005. Depreciation and amortization expense related to NGL totaled $38 million, $88 million and $81 million during the years ended December 31, 2005, 2004 and 2003, respectively. Also during 2005, as a result of the anticipated sale of DMSLP, we reduced the valuation allowance on our deferred tax asset. For further discussion, please read Note 13—Income Taxes—Change in Valuation Allowance beginning on page F-71. We recorded a pre-tax gain of approximately $1.1 billion ($681 million after-tax), subject to post-closing adjustments, upon closing of the transaction.

Pursuant to SFAS No. 144, we are reporting the results of NGL’s operations as a discontinued operation. Accordingly, the results of operations of our NGL segment have been included in discontinued operations for all periods presented. EITF Issue 87-24, “Allocation of Interest to Discontinued Operations,” requires that interest expense on debt that is required to be repaid upon the sale of DMSLP should be reclassified to discontinued operations. Therefore, interest expense on our term loan scheduled to mature in 2010 and our generation facility debt scheduled to mature in 2007 has been allocated to discontinued operations, as the respective debt instruments were required to be paid upon the sale of DMSLP. Such interest expense, inclusive of amortization of debt issuance costs, totaled $53 million, $27 million and $6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, results from NGL’s operations include revenues and cost of sales arising from intersegment transactions, which, other than the short term arrangement described below, will cease after the sale of DMSLP. NGL processes natural gas and sells this natural gas to CRM for resale to third parties. NGL also purchases natural gas from CRM and electricity from GEN. As the intersegment revenues and cost of sales included in NGL’s results were reclassified to discontinued operations, the effects of these intersegment transactions eliminated in consolidation, including the ultimate third party settlement, previously recorded in other segments, have also been reclassified to discontinued operations.

In conjunction with the sale of DMSLP, certain natural gas sales and purchase agreements between DMSLP and CRM were extended through November 30, 2005. Under these agreements, which until the sale were intersegment agreements, CRM purchased natural gas from DMSLP field processing plants or sold natural gas for use as fuel or plant thermal reduction (PTR) replacement in certain of DMSLP’s fractionation and non-operated Gulf Coast processing facilities. DMSLP has paid CRM essentially all costs it incurred in the sale, procurement and provisioning of natural gas under these agreements.

Global Liquids. We sold our global liquids business, included in our NGL segment, in 2002.

U.K. CRM. We substantially completed our exit from the U.K. CRM business during the first quarter 2003. For the year ended December 31, 2003, we recognized an after-tax loss of $21 million, primarily as a result of selling and terminating all of our U.K. gas and power positions, as well as administrative expenses, depreciation and amortization, shut-down costs and currency translation losses. Collateral postings totaling $98 million were eliminated with the selling/terminations of these positions. We do not expect the U.K. CRM business to have a material impact on our future results.

Other. Other includes Northern Natural and our U.K. natural gas storage business. We sold our ownership interest in these businesses in 2002.

The following table summarizes information related to our discontinued operations:

	U.K. CRM	NGL	Other	Total
	(in millions)
2005
Revenue	$—	$4,125	$—	$4,125
Income (loss) from operations before taxes	6	163	—	169
Income (loss) from operations after taxes	(1)	137	—	136
Gain on sale before taxes	—	1,087	—	1,087
Gain on sale after taxes	—	681	—	681

2004
Revenue	$—	$3,753	$—	$3,753
Income (loss) from operations before taxes	19	254	—	273
Income (loss) from operations after taxes	(7)	170	—	163

2003
Revenue	$21	$3,252	$—	$3,273
Income (loss) from operations before taxes	(13)	148	—	135
Income (loss) from operations after taxes	(9)	98	—	89
Gain (loss) on sale before taxes	—	—	(2)	(2)
Gain (loss) on sale after taxes	—	—	(1)	(1)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the year ending December 31, 2005, we recognized $3 million of pre-tax income primarily associated with U.K. CRM’s receipt of a third party bankruptcy settlement offset by foreign currency exchange losses.

In the first quarter 2004, we recognized $17 million of pre-tax income related to translation gains on foreign currency in the U.K. Please read Note 5—Risk Management Activities and Financial Instruments—Accounting for Derivative Instruments and Hedging Activities—Net Investment Hedges in Foreign Operations beginning on page F-56 for further discussion. In the second quarter 2004, we recognized a tax expense of $20 million related to charges resulting from the conclusion of prior year tax audits.

Note 4—Restructuring and Impairment Charges

In 2005, we recorded $13 million and $10 million in pre-tax impairments of our investments in Black Mountain and West Coast Power, respectively. For further information, please read Note 9—Unconsolidated Investments—Power Generation—South Investments beginning on page F-60. Also in 2005, we recorded in GEN-MW an impairment of an unused turbine totaling $29 million. We determined the fair value of the turbine based on market prices of similar assets available for sale. Also in 2005, we recorded severance and restructuring charges totaling $11 million. For further information, please read “2005 Restructuring” below. Finally, in connection with our sale of DMSLP and included in discontinued operations were charges of $3 million and $2 million for cancellation fees and operating leases, respectively.

During 2004, we recorded a $5 million pre-tax charge related to the impairment of one of our NGL assets. Also during 2004, we recorded $85 million in pre-tax impairments of our investment in West Coast Power. For further discussion please read Note 9—Unconsolidated Investments—Power Generation—South Investments beginning on page F-60.

In 2003, we recorded a $16 million pre-tax charge related to the impairment of some of our generation investments. For further discussion, please read Note 9—Unconsolidated Investments—Power Generation—South Investments beginning on page F-60. Also, during 2003, we recorded a $12 million pre-tax charge related to the impairment of our investment in GCF. For further discussion, please read Note 9—Unconsolidated Investments—NGL Investments beginning on page F-61.

2005 Restructuring. In December 2005, in order to better align our corporate cost structure with a single line of business and as part of a comprehensive effort to reduce on-going operating expenses, we announced a restructuring plan (the “2005 Restructuring Plan”). The 2005 Restructuring Plan resulted in a reduction of approximately 40 positions and will be substantially complete by the end of the first quarter 2006. We recognized a pre-tax charge primarily in our Other and Eliminations segment of $11 million in the fourth quarter 2005, which is included in Impairment and other charges on our consolidated statement of operations, and deferred approximately $1 million of charges until such time as transitional services are completed by certain affected employees. No cash payments associated with this restructuring had been made as of December 31, 2005.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002 Restructuring. In October 2002, we announced a restructuring plan (the “2002 Restructuring Plan”) designed to improve operational efficiencies and performance across our lines of business. The following is a schedule of 2005, 2004 and 2003 activity for the 2002 Restructuring Plan liabilities recorded associated with the cancellation fees, operating leases and severance:

	Severance	Cancellation Fees and Operating Leases	Total
	(in millions)
Balance at December 31, 2003	$23	$27	$50
2004 adjustments to liability	18	7	25
2004 cash payments	(38)	(11)	(49)

Balance at December 31, 2004	$3	$23	$26
2005 cash payments	—	(8)	(8)

Balance at December 31, 2005	$3	$15	$18

During 2004, the adjustment to the accrued liability primarily reflects increases in the severance accrual due to changes in our estimate of the probable loss associated with the severance claims of our former chief executive officer and our former president. Cash payments during 2004 reflect payments made to our former chief executive officer and our former president.

Including the $2 million accrual for operating leases made in connection with the sale of DMSLP (for further information, please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Discontinued Operations—Natural Gas Liquids beginning on page F-52), we have an aggregate accrual of $17 million as of December 31, 2005 associated with operating leases. We expect this amount to be paid by the end of 2007 when the leases expire.

Note 5—Risk Management Activities and Financial Instruments

Our operations are impacted by several factors, some of which may not be mitigated by risk management methods. These risks include, but are not limited to, commodity price, interest rate and foreign exchange rate fluctuations, weather patterns, counterparty credit risks, changes in competition, operational risks, environmental risks and changes in regulations.

We define market risk as changes to our earnings and cash flow resulting from changes in market conditions, including changes in commodity prices, interest rates and currency rates as well as the impact of volatility and market liquidity on such prices. We seek to manage market risk through diversification, controlling position sizes and executing hedging strategies.

Accounting for Derivative Instruments and Hedging Activities

We follow the accounting and disclosure requirements of SFAS No. 133, as amended. Under SFAS No. 133, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless such instruments qualify, and are designated, as hedges of future cash flows, fair values or net investments in foreign operations or qualify, and are designated, as normal purchases and sales. We distinguish between these hedges, which are further described below, as follows:

•

Cash flow hedges. Under these derivatives, the effective portion of changes in fair value is recorded as a component of accumulated other comprehensive loss until the related hedged items impact earnings. Any ineffective portion of a cash flow hedge is reported immediately as a component of income in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidated statements of operations. Ineffectiveness associated with cash flow hedges of commodity transactions and interest rate swaps is included in revenues and other income and expense, net, respectively.

•	Fair value hedges. Under these derivatives, changes in the fair value of the derivative and changes in the fair value of the related asset or liability are recorded in current period earnings.

•	Net investments in foreign operations. Under these derivatives, the effective portion of changes in the fair value of the derivative is recorded in the foreign currency translation adjustment, a component of accumulated other comprehensive loss. Any ineffective portion is reported immediately as a component of other income and expense, net in the consolidated statements of operations.

Cash Flow Hedges. We enter into financial derivative instruments that qualify as cash flow hedges. The maximum length of time for which we have hedged our exposure for cash flow hedges is through 2006. Instruments related to our generation business are entered into for purposes of hedging future fuel requirements and sales commitments. Interest rate swaps were previously used to convert the floating interest-rate component of some obligations to fixed rates.

During the years ended December 31, 2005, 2004 and 2003, we recorded $3 million, $(3) million and zero of income (expense), respectively, related to ineffectiveness from changes in fair value of hedge positions. No amounts were excluded from the assessment of hedge effectiveness related to the hedge of future cash flows in any of the periods. During the years ended December 31, 2005 and 2004, no amounts were reclassified to earnings in connection with forecasted transactions that were no longer considered probable of occurring. We recorded charges of less than $1 million during the year ended December 31, 2003.

The balance in cash flow hedging activities, net at December 31, 2005 is expected to be reclassified to future earnings, contemporaneously with the related purchases of fuel or sales of electricity, as applicable to each type of hedge. Of this amount, after-tax losses of approximately $7 million are currently estimated to be reclassified into earnings over the twelve-month period ending December 31, 2006. The actual amounts that will be reclassified to earnings over this period and beyond could vary materially from this estimated amount as a result of changes in market prices, hedging strategies, the probability of forecasted transactions occurring and other factors.

Fair Value Hedges. We also enter into derivative instruments that qualify as fair value hedges. The maximum length of time for which we have hedged our exposure for fair value hedges is through 2012. We use interest rate swaps to convert a portion of our non-prepayable fixed-rate debt into variable-rate debt. During the years ended December 31, 2005, 2004 and 2003, there was no ineffectiveness from changes in the fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness. During the years ended December 31, 2005, 2004 and 2003, we recorded gains of zero, zero and $6 million, respectively, related to the recognition of firm commitments that no longer qualified as fair value hedges.

Net Investment Hedges In Foreign Operations. Although we have exited a substantial amount of our foreign operations, we have remaining investments in foreign subsidiaries, the net assets of which are exposed to currency exchange-rate volatility. In the past, we used derivative financial instruments, including foreign exchange forward contracts and cross-currency interest rate swaps, to hedge this exposure. As of December 31, 2005, 2004 and 2003 we had no net investment hedges in place to hedge that exposure.

During the year ended December 31, 2003, our efforts to exit the U.K. CRM business were substantially completed. As required by SFAS No. 52, “Foreign Currency Translation,” a significant portion of unrealized gains and losses resulting from translation and financial instruments utilized to hedge currency exposures previously recorded in stockholder’s equity were recognized in income, resulting in an after-tax loss of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately $5 million. During the first quarter 2004, we repatriated a majority of our cash from the U.K. by repayment of intercompany loans, resulting in the substantial liquidation of our investment in the U.K. As such, we recognized approximately $17 million of pre-tax translation gains in income that arose since April 1, 2003 and had accumulated in stockholder’s equity.

Accumulated Other Comprehensive Income (Loss). Accumulated other comprehensive income (loss), net of tax, is included in stockholder’s equity on the consolidated balance sheets as follows:

	December 31,
	2005	2004
	(in millions)
Cash flow hedging activities, net	$(2)	$(16)
Foreign currency translation adjustment	24	16
Minimum pension liability	(18)	(13)

Accumulated other comprehensive income (loss), net of tax	$4	$(13)

Notional Contract Amounts. The absolute notional contract amounts associated with the derivative instruments designated as hedges were as follows:

	December 31,
	2005	2004
Fair Value Hedge Interest Rate Swaps (in Millions of U.S. Dollars)	$525	$525
Fixed Interest Rate Received on Swaps (Percent)	4.331	4.331
Natural Gas Cash Flow Hedges (Trillion Cubic Feet)	0.012	0.023
Electricity Cash Flow Hedges (Million Megawatt Hours)	14.460	7.244
Fuel Oil Cash Flow Hedges (Million Barrels)	0.725	1.025

Fair Value of Financial Instruments. The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments.” We have determined the estimated fair-value amounts using available market information and selected valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair-value amounts.

The carrying values of current financial assets and liabilities approximate fair values due to the short-term maturities of these instruments. The carrying amounts and fair values of debt are included in Note 11—Debt beginning on page F-64. The carrying amounts and fair values of our other financial instruments were:

	December 31,
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Fair Value Hedge Interest Rate Swap	(13)	(13)	5	5
Interest Rate Risk-Management Contracts	(2)	(2)	(3)	(3)
Commodity Cash Flow Hedge Contracts	(1)	(1)	(8)	(8)
Commodity Risk-Management Contracts	106	106	(86)	(86)

The fair value of interest rate and commodity risk-management contracts were based upon the estimated consideration that would be received to terminate those contracts in a gain position and the estimated cost that would be incurred to terminate those contracts in a loss position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Cash Flow Information

Following are supplemental disclosures of cash flow and non-cash investing and financing information:

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Interest paid (net of amount capitalized)	$338	$319	$180

Taxes paid (refunds), net (1)	$38	$4	$(91)

Other non-cash investing and financing activity:
Addition of a capital lease	—	—	66

(1)	Based on 2002 operating results, our parent, Dynegy, generated a significant current tax net operating loss that was carried back to reclaim certain U.S. federal income taxes paid in prior years. Accordingly, we received a tax refund in the first quarter of 2003 of approximately $85 million for U.S. federal income taxes paid in 2001 and 2000.

Note 7—Inventory

A summary of our inventories is as follows:

	December 31,
	2005	2004
	(in millions)
Natural gas liquids	$—	$60
Natural gas storage	3	—
Coal	44	49
Fuel oil	41	14
Emissions allowances	35	15
Materials and supplies	80	83

	$203	$221

In addition, $12 million and $12 million of emissions allowances, which at December 31, 2005 related to periods subsequent to 2006 and at December 31, 2004 related to periods subsequent to 2005, respectively, are included in other long-term assets on the consolidated balance sheets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Property, Plant and Equipment

A summary of our property, plant and equipment is as follows:

	December 31,
	2005	2004
	(in millions)
Generation assets:
GEN-MW	$4,928	$4,841
GEN-NE	238	214
GEN-South	789	783
Natural gas liquids assets:
Natural gas processing	—	1,058
Fractionation	—	230
Liquids marketing	—	30
Natural gas gathering and transmission	—	115
Terminals and storage	—	301
Barges	—	29
IT systems and other	205	221

	6,160	7,822
Accumulated depreciation	(1,181)	(1,692)

	$4,979	$6,130

Interest capitalized related to costs of projects in process of development totaled $3 million, $2 million and $11 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 9—Unconsolidated Investments

Our unconsolidated investments consist primarily of investments in affiliates that we do not control, but where we have significant influence over operations. Our principal equity method investments consist of entities that operate generation assets. We entered into these ventures principally to share risk and leverage existing commercial relationships. These ventures maintain independent capital structures and have financed their operations either on a non-recourse basis to us or through their ongoing commercial activities. We hold investments in joint ventures in which Chevron or its affiliates are investors. For additional information about these investments, please read Note 12—Related Party Transactions beginning on page F-67.

A summary of our unconsolidated investments is as follows:

	December 31,
	2005	2004
	(in millions)
Equity affiliates:
GEN-MW	$60	$62
GEN-SO	207	274

GEN investments	267	336
NGL investments	—	78

Total unconsolidated investments	$267	$414

Cash distributions received from our equity investments during 2005, 2004 and 2003 were $76 million, $137 million and $155 million, respectively. Our investment balances include unamortized purchase price

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

differences of zero and $7 million at December 31, 2005 and 2004, respectively. The unamortized purchase price differences represent the excess of our purchase price over our share of the investee’s book value at the time of acquisition. Undistributed earnings from our equity investments included in accumulated deficit at December 31, 2005 and 2004 totaled $149 million and $187 million, respectively.

Power Generation—Midwest Investments. GEN-MW equity investments at December 31, 2005 include a 50% ownership interest in Rocky Road Power, L.L.C., a 182 MW power generation facility in East Dundee, IL. In December 2005, we entered into an agreement to acquire the remaining 50% interest in the facility from NRG for $45 million. Closing of this transaction, targeted for early 2006, is subject to regulatory and other approvals.

Power Generation—South Investments. GEN-SO equity investments at December 31, 2005 include ownership interests in two joint ventures that own fossil fuel electric generation facilities.

The following table summarizes our ownership interest and net generating capacity by investment at December 31, 2005:

	Location	Ownership Interest	Net Generation Capacity
West Coast Power:
Cabrillo I—Encina	Carlsbad, CA	50%	480
Cabrillo II	San Diego, CA	50%	87
El Segundo	El Segundo, CA	50%	335
Black Mountain:
Black Mountain (Nevada Cogeneration Associates #2)	Las Vegas, NV	50%	43

Our most significant investment in generating capacity is our interest in West Coast Power. In December 2005, we entered into an agreement with NRG to sell our unconsolidated investment in West Coast Power for $205 million, subject to purchase price adjustments, conditioned upon regulatory approval. The FERC issued an order approving this transaction in March 2006, and closing is targeted for early 2006. Under the terms of this agreement, we do not expect to recognize a material gain or loss on this sale.

Our net investment in West Coast Power totaled approximately $205 million and $262 million at December 31, 2005 and December 31, 2004, respectively. West Coast Power provided equity earnings of approximately $11 million, $153 million and $117 million in the years ended December 31, 2005, 2004 and 2003, respectively. Our West Coast Power related earnings for 2005 were offset by an impairment charge of approximately $10 million, primarily to write down our investment balance to the agreed-upon sales price. Our West Coast Power related earnings for 2004 include a $12 million charge representing our share of an asset impairment. Additionally, our West Coast Power related earnings were partially offset by an impairment of $73 million, primarily due to the expiration of the CDWR contract in December 2004. Our West Coast Power related earnings for 2003 include a $20 million charge representing our share of a goodwill impairment. A significant amount of West Coast Power’s historical earnings related to the CDWR contract, which expired at the end of 2004.

Based on their significance to our results in our consolidated statement of operations for the years ended December 31, 2004 and 2003, West Coast Power’s audited consolidated financial statements are included herein beginning on page F-101.

In December 2005, we recorded an impairment charge of $13 million related to our 50% interest in Black Mountain. This charge is the result of a decline in value of the investment caused by an increase in the cost of fuel

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in relation to a third party power purchase agreement through 2023 for 100% of the output of the facility. This agreement provides that Black Mountain (Nevada Cogeneration) will receive payments that decrease over time.

In the fourth quarter 2004, we sold our unconsolidated investment in the Commonwealth generating facility. We did not recognize a material gain or loss on this sale.

In the third quarter 2004, we sold our unconsolidated investments in the Oyster Creek, Michigan Power and Hartwell generating facilities for aggregate net cash proceeds of approximately $132 million. We recognized gains of $15 million and $2 million related to our sales of Oyster Creek and Hartwell, but did not recognize a material gain or loss on the sale of Michigan Power. However, during the year ended December 31, 2004, we recorded an impairment on our investment in Michigan Power totaling $8 million, to adjust our book value to the sale price.

In the fourth quarter 2003, we evaluated our domestic interests in several power generation entities. We conducted this evaluation, which was required by GAAP, because of a surplus of domestic investments being actively marketed for sale and a continued, sustained downturn in the independent power producer market. Through our evaluation, we determined that several of these equity investments experienced circumstances and events that indicated that the book value of our investment was no longer recoverable and that such decline in value was other than temporary. For some of our investments, we had entered into active discussions with either the owner of the entity or a third party, who, in some cases, had conducted extensive due diligence on the investment to determine an appropriate bid price. We believe that a bid price, or an external valuation, is the best determinant of fair value for these investments, if available. For other investments, we prepared internal valuation models to determine the fair value. After comparing the fair values of each of our investments to their book value, we recorded a pre-tax impairment charge of $16 million ($10 million after-tax) and included this charge in earnings (losses) from unconsolidated investments.

NGL Investments. Prior to the sale of DMSLP, our natural gas liquids investments included a 22.9% ownership interest in Venice Energy Services Company, L.L.C. (VESCO), a venture that operates a natural gas liquids processing, extraction, fractionation and storage facility in the Gulf Coast region, as well as a 38.75% ownership interest in GCF, a venture that fractionates natural gas liquids on the Gulf Coast.

During the fourth quarter 2003, we determined that the fair value of our minority interest in GCF, based on bid prices received for a possible sale of the investment, was lower than the book value. As such, we recorded a pre-tax impairment charge in the fourth quarter of 2003 of $12 million ($8 million after-tax) and included this charge in income from discontinued operations.

Summarized Information. Summarized aggregate financial information for unconsolidated equity investments, exclusive of the West Coast Power information included beginning below, and our equity share thereof was:

	December 31,
	2005		2004		2003
	Total	Equity Share	Total	Equity Share	Total	Equity Share
	(in millions)
Current assets	$63	$31	$146	$51	$218	$92
Non-current assets	283	141	588	235	1,210	543
Current liabilities	22	11	86	25	153	64
Non-current liabilities	45	22	56	26	528	263
Revenues	262	87	500	194	1,190	463
Operating income	40	16	113	48	176	75
Net income	42	17	90	37	120	45

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized aggregate financial information for West Coast Power and our equity share thereof was:

	December 31,
	2005		2004		2003
	Total	Equity Share	Total	Equity Share	Total	Equity Share
	(in millions)
Current assets	$312	$156	$429	$215	$257	$129
Non-current assets	376	188	394	197	454	227
Current liabilities	43	21	82	41	55	28
Non-current liabilities	5	3	5	3	8	4
Revenues	301	150	726	363	696	348
Operating income	15	8	304	152	231	116
Net income	21	11	306	153	233	117

Earnings from unconsolidated investments of zero for the year ended December 31, 2005, include the $17 million above and $11 million from West Coast Power, offset by $10 million and $13 million impairments of our investment in West Coast Power and Black Mountain, respectively, and $5 million of earnings from NGL investments which are included in income from discontinued operations.

Earnings from unconsolidated investments of $116 million for the year ended December 31, 2004 include the $37 million above, $153 million from West Coast Power and gains on the sales of our equity investment in Oyster Creek and our equity investment in Hartwell of $15 million and $2 million, respectively. These gains were partially offset by a $73 million impairment of our investment in West Coast Power and an $8 million impairment of our Michigan Power equity investment, as well as $10 million of earnings from NGL investments, which are included in income from discontinued operations.

Earnings from unconsolidated investments of $134 million for the year ended December 31, 2003 includes the $45 million above and $117 million from West Coast Power. Earnings were partially offset by $30 million in impairments of investments, of which $12 million related to an impairment of NGL investments included in income from discontinued operations and $10 million of earnings from NGL investments which are included in income from discontinued operations.

Variable Interest Entities. In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51.” In December 2003, the FASB issued the updated and final interpretation FIN No. 46R. FIN No. 46R requires that an equity investor in a variable interest entity have significant equity at risk (generally a minimum of 10%, which is an increase from the 3% required under previous guidance) and hold a controlling interest, evidenced by voting rights, and absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. If the equity investor is unable to evidence these characteristics, the entity that retains these ownership characteristics is required to consolidate the variable interest entity as the primary beneficiary. FIN No. 46R was applicable immediately to variable interest entities created or obtained after January 31, 2003. FIN No. 46R was effective on December 31, 2003 for interests in entities that were previously considered special purpose entities under then existing authoritative guidance. We recorded a cumulative effect of change in accounting principle of $15 million after-tax related to our adoption of this portion of FIN No. 46R, as further described below.

CoGen Lyondell, Inc. (CLI) was the lessee of the CoGen Facility, a 610 MW gas-fueled combined-cycle co-generation plant that sells steam and electricity to the Lyondell Chemical Complex and sells electricity to the open wholesale market in ERCOT. Additionally, CoGen Lessor was a synthetic lease entity which leased the CoGen Facility to CLI. Both entities were previously considered special purpose entities and also met the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

definition of a VIE because their equity holders did not have a controlling interest or significant equity investment at risk in the entity. We were considered the primary beneficiary of both entities as we held a fixed-price purchase option on the assets of the entities during the lease term and maintained a residual value guarantee for 97% of the facility on CoGen Lessor. FIN No. 46R did not impact our accounting for CLI, as we have always consolidated CLI. Additionally, we began accounting for our lease with CoGen Lessor as a capital lease in June 2002, and, therefore, began consolidating the generation facility and the associated debt. If we had adopted this provision of FIN No. 46R on January 1, 2003, our income (loss) before cumulative effect of change in accounting principles would not have been impacted for the year ended December 31, 2003. Our net income (loss) would have increased (decreased) by $15 million for the year ended December 31, 2003. The $15 million cumulative effect noted above is primarily a result of recording additional accumulated depreciation on the facility from June 1997, the inception of the leasing arrangement, through June 2002. We retired the $170 million capital lease obligation with proceeds received from our October 2003 follow-on notes offering further described in Note 11—Debt—Second Priority Senior Secured Notes beginning on page F-65.

FIN No. 46R requires additional disclosures for entities that meet the definition of a VIE in which we hold a significant variable interest but are not the primary beneficiary. We own 50% equity interests in two generation facilities, one in Illinois and the other in California, which are accounted for using equity method accounting and are included in unconsolidated investments in our consolidated balance sheets. We acquired or began involvement with these equity interests in 1997 and 1999, respectively. Total net generating capacity for these facilities totals 165 MW and 567 MW, respectively. As a result of various contractual arrangements into which these entities have entered, we have concluded that they are both VIEs. As we do not absorb a majority of the expected losses or receive a majority of the expected residual returns, we are not considered the primary beneficiary of these entities. Our equity investment balance in the facilities totaled $265 million at December 31, 2005, and one of our affiliates has a loan outstanding to one of these entities, which totaled $19 million at December 31, 2005. As a result, our maximum exposure to loss from these entities was $19 million at December 31, 2005.

In July 2001, we entered into several agreements, including a power tolling agreement, a financial derivative instrument, an energy management agreement and a natural gas supply agreement, with Sithe/Independence Power Partners, L.P., which we refer to as “Independence” and, which owns and operates a 1,021 MW combined cycle gas-fired power generation facility near Scriba, New York. We had previously been unable to assess whether the entity was a VIE, but in the third quarter 2004, we received the necessary financial and contractual information related to the entity. As a result of various contractual arrangements into which this entity has entered, we have concluded that it is a VIE. However, as we do not absorb a majority of the expected losses or receive a majority of expected residual returns, we are not considered the primary beneficiary of the entity. Our future obligations under these agreements, which represent our maximum exposure to loss, are approximately $683 million. On January 31, 2005, Dynegy completed the acquisition of ExRes SHC, Inc., or “ExRes,” the parent company of Sithe Energies, Inc., which we refer to as “Sithe Energies,” and Independence. Please see Note 12—Related Party Transactions for further discussion regarding this acquisition.

Note 10—Goodwill

There were no changes in the carrying amount of goodwill, which is entirely comprised of $15 million in our NGL segment, during 2003 or 2004. During 2005, we sold DMSLP, which comprised the operations of our NGL segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Debt

Notes payable and long-term debt consisted of the following:

	December 31,
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Dynegy Holdings Inc.
Term Loan, floating rate due through 2010	$—	$—	$597	$604
Senior Notes, 8.125% due 2005	—	—	18	18
Senior Notes, 7.45% due 2006	22	23	22	23
Senior Notes, 6.875% due 2011	499	492	512	480
Senior Notes, 8.75% due 2012	491	538	501	522
Senior Debentures, 7.125% due 2018	175	158	176	154
Senior Debentures, 7.625% due 2026	174	158	177	150
Second Priority Senior Secured Notes, floating rate due 2008	225	238	225	247
Second Priority Senior Secured Notes, 9.875% due 2010	625	685	625	698
Second Priority Senior Secured Notes, 10.125% due 2013	900	1,015	900	1,028
Subordinated Debentures payable to affiliates, 8.316%, due 2027	200	176	200	165
Generation Facility Debt, due 2007	—	—	183	183
Note Payable to Dynegy, due 2006	120	120	—	—

	3,431		4,136
Unamortized premium on debt, net	5		5

	3,436		4,141
Less: Amounts due within one year, including non-cash amortization of basis adjustments	149		34

Total Long-Term Debt	$3,287		$4,107

Aggregate maturities of the principal amounts of all long-term indebtedness as of December 31, 2005 are as follows: 2007—zero, 2008—$225 million, 2009—zero, 2010—$626 million and thereafter—$2,436 million.

Amended and Restated Credit Facility. As further discussed in Note 3—Dispositions, Contract Terminations and Discontinued Operations—Discontinued Operations—Natural Gas Liquids beginning on page F-52, on October 31, 2005, we completed the sale of DMSLP. The terms of our former $1.3 billion credit facility and the SPN indenture and security agreements governed the use of the proceeds from this sale.

Our former credit facility consisted of a $700 million revolving credit facility and a $600 million term loan (scheduled to mature in 2010) which had $593 million outstanding at October 31, 2005. On October 31, 2005, we repaid the $593 million outstanding on our term loan as well as $189 million outstanding on our generation facility (scheduled to mature in 2007).

On October 31, 2005, we replaced our former $1.3 billion credit facility with a second amended and restated credit agreement (the “Amended and Restated Credit Facility”), comprised of (i) a $400 million letter of credit component maturing in October 2008 and (ii) a $600 million revolving credit component, which matured in December 2005. The Amended and Restated Credit Facility is collateralized with cash as well as other assets that were pledged under the former credit facility (excluding those assets sold in connection with the sale of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DMSLP), as we are required to post cash collateral in an amount equal to 103% of outstanding letters of credit and borrowings under the Amended and Restated Credit Facility. We will earn interest income on the cash on deposit in the cash collateral account.

A letter of credit fee is payable on the undrawn amount of each letter of credit outstanding at a percentage per annum equal to 0.50% of the undrawn amount. We also incur additional fees for issuing letters of credit. Amounts drawn on letters of credit issued pursuant to the facility, as well as borrowings under the revolving credit component of the facility, bear interest at a base rate plus 0.50% per annum. An unused commitment fee of 0.10% is payable on the unused portion of the Amended and Restated Credit Facility.

On October 31, 2005, we borrowed $600 million under the revolving credit component of the Amended and Restated Credit Facility to repay the term loan and accrued interest associated with our former credit facility. The $600 million outstanding principal balance of the revolving credit component was paid in full on November 1, 2005 without a corresponding reduction in revolving credit commitments. On December 16, 2005, we elected to terminate the revolving credit commitment under the Amended and Restated Credit Facility.

During the year ended December 31, 2005, we increased letters of credit under our revolving credit facilities by $165 million in the aggregate, resulting in a total of $259 million outstanding at December 31, 2005. As of December 31, 2005, there were no borrowings outstanding under this facility.

On March 6, 2006, the Amended and Restated Credit Facility was amended and restated providing for $400 million of revolving credit availability. See Note 20—Subsequent Events beginning on page F-95.

Senior Notes. The notes are unsecured and are not subject to a sinking fund. During the year ended December 31, 2005, we paid the outstanding $18 million balance on our 8.125% senior notes, which matured in March 2005.

Second Priority Senior Secured Notes. In August 2003, we issued $1.45 billion in second priority senior secured notes, comprised of: (i) $225 million in floating rate notes due 2008 which accrue interest at a rate of LIBOR plus 650 basis points (reset on a quarterly basis); (ii) $525 million in 9.875% notes due 2010 with a yield to maturity of 10.0%; and (iii) $700 million in 10.125% notes due 2013 with a yield to maturity of 10.25%.

In October 2003, we consummated a follow-on offering of $300 million aggregate principal amount of additional second priority senior secured notes, comprised of: (i) $100 million of 9.875% second priority senior secured notes due 2010 issued at a premium to par of 104.25% with a yield to maturity of approximately 9.0%; and (ii) $200 million of 10.125% second priority senior secured notes due 2013 issued at a premium to par of 105.25% with a yield to maturity of approximately 9.3%. Each of these series of additional notes are treated as a single class with the corresponding series of our second priority senior secured notes that were originally issued in August 2003.

Each of our existing and future wholly owned domestic subsidiaries that guarantee our obligations under its amended and restated credit facility also guarantee the obligations under the notes on a senior secured basis. In addition, Dynegy and its other subsidiaries that guarantee our amended and restated credit facility also guarantee the obligations under the notes on a senior secured basis. The notes and guarantees are senior obligations secured by a second-priority lien on, subject to certain exceptions and permitted liens, all of our and our guarantors’ existing and future property and assets that secure our obligations under our amended and restated credit facility.

The SPN Indenture governing the notes contains restrictive covenants that limit our ability and that of our subsidiaries that guarantee the notes to, among other things: (1) redeem, repurchase or pay dividends or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

distributions on capital stock; (2) make investments or restricted payments; (3) incur or guarantee additional indebtedness; (4) create certain liens; (5) engage in sale and leaseback transactions; (6) consolidate, merge or transfer all or substantially all of its assets; or (7) engage in certain transactions with affiliates. The terms of our former credit facility and the SPN indenture governed the use of proceeds from our October 31, 2005 sale of DMSLP.

Pursuant to the SPN Indenture, in December 2005, we completed an asset sale offer to purchase at par up to $1.75 billion aggregate principal amount of our SPNs from the holders thereof at a price equal to 100% of the principal amount plus accrued and unpaid interest. We accepted for purchase and redeemed all of the $400,000 in aggregate principal amount of the notes that were validly tendered and not withdrawn. The funds available for this offer to purchase represented net cash proceeds from the sale of DMSLP. Under the terms of the SPN Indenture, “Excess Proceeds” from the sale of DMSLP were approximately $2.4 billion. After giving effect to the purchase of SPNs pursuant to the asset sale offer, the remaining Excess Proceeds may be used for any purpose not otherwise prohibited by the SPN Indenture.

On March 15, 2006, we announced a tender offer and consent solicitation for all of our outstanding Second Priority Senior Secured Notes. Please see Note 20—Subsequent Events beginning on page F-95 for further information.

Subordinated Debentures. In May 1997, NGC Corporation Capital Trust I (“Trust”) issued, in a private transaction, $200 million aggregate liquidation amount of 8.316% Subordinated Capital Income Securities (“Trust Securities”) representing preferred undivided beneficial interests in the assets of the Trust. The Trust invested the proceeds from the issuance of the Trust Securities in an equivalent amount of our 8.316% Subordinated Debentures (“Subordinated Debentures”). The sole assets of the Trust are the Subordinated Debentures. The Trust Securities are subject to mandatory redemption in whole, but not in part, on June 1, 2027, upon payment of the Subordinated Debentures at maturity, or in whole, but not in part, at any time, contemporaneously with the optional prepayment of the Subordinated Debentures, as allowed by the associated indenture. The Subordinated Debentures are redeemable, at our option, at specified redemption prices. The Subordinated Debentures represent our unsecured obligations and rank subordinate and junior in right of payment to all of our senior indebtedness to the extent and in the manner set forth in the associated indenture. We have irrevocably and unconditionally guaranteed, on a subordinated basis, payment for the benefit of the holders of the Trust Securities the obligations of the Trust to the extent the Trust has funds legally available for distribution to the holders of the Trust Securities. Since the Trust is considered a SPE, and the holders of the Trust Securities absorb a majority of the Trust’s expected losses, our obligation is represented by the Subordinated Debentures payable to the deconsolidated Trust.

We may defer payment of interest on the Subordinated Debentures as described in the indenture, although we have not yet done so and have continued to pay interest as and when due. As of December 31, 2004 and 2003, the redemption amount associated with these securities totaled $200 million. In accordance with SFAS No. 150, on July 1, 2003, we reclassified these securities to long-term debt on the consolidated balance sheets. Accordingly, the interest related to this instrument is reflected as interest expense beginning July 1, 2003. Prior period amounts in 2003 have not been reclassified to conform to this change. Previously, the preferred return on this instrument was reported in accumulated distributions associated with trust preferred securities in the consolidated statements of operations.

Generation Facility Debt. We previously entered into a lease arrangement for the purpose of constructing a generation facility located in Kentucky. As originally constituted, this arrangement required variable-rate interest only payments that included an option to purchase the related assets at maturity of the facility for a balloon payment equal to the principal balance on the financing. We capitalized upfront fees with our generation facility

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lease arrangement and amortized these fees over the term of the arrangement. The generation lease arrangement was scheduled to expire in 2007 and bore interest at LIBOR plus 1.5% to 2.5%, depending on the tranche. On October 31, 2005, we repaid the $189 million outstanding on our generation facility debt.

Note Payable to Dynegy. During 2005, we borrowed money from Dynegy to fund our operational needs. The note was due in 2006 and bore interest at LIBOR plus 2.25%. At December 31, 2005, the total amount outstanding was $120 million. During 2005, we recognized interest expense of $6 million associated with this and other borrowings from Dynegy that we repaid during 2005. On January 13, 2006, we repaid the $120 million outstanding note payable.

Note 12—Related Party Transactions

Transactions with Chevron. In connection with our previously announced exit from third party risk management aspects of the marketing and trading business, we agreed with Chevron to terminate the natural gas purchase agreement between the parties and to provide for an orderly transition of responsibility for marketing Chevron’s domestic natural gas production. This agreement did not affect our contractual agreements with Chevron relative to its U.S. natural gas processing and the marketing of its domestic natural gas liquids. The cancellation of the agreement was effective January 1, 2003. In accordance with the termination of the natural gas purchase agreement, we paid $13 million to Chevron. As part of the transition, we also provided scheduling, accounting and reporting services to Chevron through June 2003. In connection with the termination of the transition agreement, Chevron paid us $13.5 million in September 2003 as final settlement for the net payable and receivable balances.

Other transactions with Chevron result from purchases and sales of natural gas and natural gas liquids between our affiliates and Chevron. We believe that these transactions are executed on terms that are fair and reasonable. During the years ended December 31, 2005, 2004 and 2003, our marketing business recognized net purchases from Chevron of $45 million, $23 million and $0.3 billion, respectively. In accordance with the net presentation provisions of EITF Issue 02-03, all of these transactions, whether physically or financially settled, have been presented net on the consolidated statements of operations. In addition, during the years ended December 31, 2005, 2004 and 2003, our other businesses recognized aggregate sales to Chevron of $1.2 billion, $1.1 billion and $0.9 billion, respectively, and aggregate purchases of approximately $1 billion, $1.1 billion and $0.8 billion, respectively, which are reflected gross on the consolidated statements of operations.

Equity Investments. We hold an investment in a joint venture in which Chevron or its affiliates are also investors. The investment is a 50% ownership interest in Black Mountain (Nevada Cogeneration Associates #2), which holds our Black Mountain power generation facility. Prior to the sale of DMSLP, we previously held a 22.9% ownership interest in VESCO, a venture that operates a natural gas liquids processing, extraction, fractionation and storage facility in the Gulf Coast region, in which Chevron or its affiliates are also investors. During the years ended December 31, 2005, 2004 and 2003, our portion of the net income from joint ventures with Chevron was approximately $8 million, $13 million and $10 million, respectively.

We also purchase and sell, or have purchased or sold, natural gas, natural gas liquids, crude oil, emissions and power and, in some instances, earn management fees from certain entities in which we have equity investments. During the years ended December 31, 2005, 2004 and 2003, our marketing business recognized net sales to affiliates related to these transactions of $0.2 billion, $0.3 billion and $0.7 billion, respectively. In accordance with the net presentation provisions of EITF 02-03, all of these transactions, whether physically or financially settled, have been presented net on the consolidated statements of operations. In addition, during the years ended December 31, 2005, 2004 and 2003, our other businesses recognized aggregate sales to these

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

affiliates of $4 million, $12 million and $25 million, respectively, and aggregate purchases of $135 million, $170 million and $177 million, respectively, which are reflected gross on the consolidated statements of operations. Revenues were related to the supply of fuel for use at generation facilities, primarily West Coast Power, and the supply of natural gas sold by retail affiliates. Expenses primarily represent the purchase of natural gas liquids that are subsequently sold in our marketing operations.

Other. Dynegy sold its interest in Illinois Power on September 30, 2004. Prior to the sale, certain of our subsidiaries received revenues of approximately $352 million and $569 million from Illinois Power during the years ended December 31, 2004 and 2003, respectively. These revenues primarily related to a power purchase agreement that we had with Illinois Power that provided Illinois Power the right to purchase power from us for a primary term that expired December 31, 2004.

During 2005, we borrowed money from Dynegy. Please see Note 11—Debt—Note Payable to Dynegy beginning on page F-67 for further information.

On January 31, 2005, Dynegy completed the acquisition of ExRes. In exchange for $120 million, net of transaction costs and cash acquired, and the assumption of $919 million of face value project debt, Dynegy acquired the 1,021 MW Independence power generation facility located near Scriba, New York, as well as four natural gas-fired merchant facilities in New York and four hydroelectric generation facilities in Pennsylvania. Independence holds a power tolling contract, financial swap and other contracts with one of our subsidiaries. Upon completion of this acquisition, our transactions with Independence became related party transactions. Our transactions with ExRes include purchases of energy and capacity under a tolling arrangement and payments associated with a financial derivative instrument. During the periods from February 1, 2005 through December 31, 2005, we incurred costs of $102 million under these contracts. Additionally, during the periods from February 1, 2005 through December 31, 2005, we sold an aggregate of $232 million in natural gas to ExRes. The terms of these transactions are in accordance with the contractual agreements that were in place prior to Dynegy’s acquisition of ExRes. In addition to the contractual arrangements discussed above, we pay all employee and payroll costs, as well as certain general and administrative costs, on behalf of ExRes, and they reimburse us for these costs. For the periods from February 1, 2005 through December 31, 2005, we paid $21 million of such costs on behalf of ExRes. During the period ended December 31, 2005, we received a payment of $6 million from ExRes in order to terminate their obligation to post collateral with us. As of December 31, 2005, we have a net outstanding affiliate receivable balance of $32 million from ExRes.

Note 13—Income Taxes

Prior period amounts in this footnote have been restated. For further information, please read the Explanatory Note beginning on page F-40.

Income Tax Benefit. We are subject to U.S. federal, foreign and state income taxes on our operations. Components of loss from continuing operations before income taxes were as follows:

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Loss from continuing operations before income taxes:
Domestic	$(872)	$(446)	$(607)
Foreign	—	(1)	2

	$(872)	$(447)	$(605)

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of income tax benefit related to loss from continuing operations were as follows:

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Current tax benefit (expense):
Domestic	$4	$(2)	$(7)
Deferred tax benefit (expense):
Domestic	299	182	249
Foreign	(15)	—	(1)

Income tax benefit	$288	$180	$241

Income tax benefits related to loss from continuing operations for the years ended December 31, 2005, 2004 and 2003, were equivalent to effective rates of 33%, 40% and 40%, respectively. Differences between taxes computed at the U.S. federal statutory rate and our reported income tax benefit were as follows:

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Expected tax benefit at U.S. statutory rate (35%)	$305	$156	$212
State taxes	16	27	26
Foreign taxes	(2)	—	(1)
Valuation allowance	(14)	2	(12)
IRS and State audits and settlements	(5)	(5)	5
Reserves—Legal	(11)	—	—
Basis differentials and other	(1)	—	11

Income tax benefit	$288	$180	$241

Deferred Tax Liabilities and Assets. Significant components of deferred tax liabilities and assets were as follows:

	December 31,
	2005	2004
	(in millions)
Deferred tax assets:
Current:
Reserves (Legal, Environmental and Other)	$14	$36
Miscellaneous book/ tax recognition differences	10	4

Total current deferred tax assets	24	40

Non-current:
NOL carryforwards	150	248
Capital loss carryforward	—	34
Foreign tax credits	5	34
Other	27	33
Reserves (Legal, Environmental and Other)	14	22
Miscellaneous book/ tax recognition differences	58	40

Subtotal	254	411
Less: valuation allowance	(20)	(69)

Total non-current deferred tax assets	234	342

Deferred tax liabilities:
Depreciation and other property differences	468	672

Total deferred tax liabilities	468	672

Net deferred tax liability	$210	$290

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NOL Carryforwards. At December 31, 2005, we had approximately $295 million of regular federal tax NOL carryforwards after considering the effect of carryback to prior years. The federal NOL carryforwards will expire in 2024. Certain provisions of the Internal Revenue Code place an annual limitation on our ability to utilize tax carryforwards existing as of the date of a 2005 business acquisition. This limitation is not expected to have a material impact on our overall ability to utilize such tax carryforwards. If certain substantial changes in the Company’s ownership should occur, there could be an annual limitation on the amount of the carryforwards which can be utilized. There was no valuation allowance established at December 31, 2005 for our federal NOL carryforwards, as management believes our NOL carryforward is more likely than not to be fully realized in the future based, among other things, on management’s estimates of future taxable net income, future reversals of existing taxable temporary differences and tax planning.

At December 31, 2005, state NOL carryforwards were as follows:

	Amount (in millions)	Expiration Dates
States where we file unitary state income tax returns:
Illinois	$171	2015
California	28	2023
New Mexico	8	2008
States where we file separate state income tax returns:
Louisiana	215	2020 – 2025
New York	283	2022 – 2025
Kentucky	203	2021 – 2025
Texas	61	2006 – 2010
North Carolina	70	2015 – 2020
Georgia	47	2022 – 2025
Michigan	12	2022 – 2025
Pennsylvania	32	2022 – 2025
Other	7	2007 – 2025

Total	$1,137

During 2004, we established a valuation allowance for certain state NOL carryforwards which management believes are not likely to be fully realized in the future based on our ability to generate gains in the respective state. See “Change in Valuation Allowance” below.

At December 31, 2005, foreign NOL carryforwards totaled $43 million. The carryforwards expire from 2008 through 2015. During 2005, we established a valuation allowance for certain of the foreign NOL carryforwards which management believes are not likely to be fully realized in the future based on our ability to generate gains in the respective jurisdiction. See “Change in Valuation Allowance” below.

Capital Loss Carryforwards. At December 31, 2005, we had no capital loss carryforwards.

Sale of DMSLP. In October 2005, we sold our partnership interests in DMSLP to Targa for cash. We recognized a significant gain on the transaction which was largely offset by our NOL carryforward of $581 million and capital loss carryforward of $97 million.

Foreign Tax Credits. At December 31, 2005 and 2004, we had approximately $5 million and $34 million, respectively, of foreign tax credits, which had a full valuation allowance. The $5 million of foreign tax credits at

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December 31, 2005 expire in 2006—2007. At December 31, 2005, we had a full valuation allowance for our foreign tax credits, as we have disposed of or discontinued the majority of our foreign operations and management believes the foreign tax credits are not more likely than not to be fully realized in the future based on our ability to generate foreign source income. Unless we generate foreign source income prior to their expiration, which we do not anticipate, we will write-off the $5 million of foreign tax credits and the related $5 million valuation allowance in the year of their expiration. In addition, $29 million of foreign tax credits that were fully reserved expired in 2005.

Residual U.S. Income Tax on Foreign Earnings. We do not have any material undistributed earnings from our foreign operations. In addition, we either have sufficient intercompany loans from our affiliates which will allow us the ability to repatriate any funds without incurring any income tax, or we can liquidate some of the foreign subsidiaries and bring funds back into the U.S. in that manner. Therefore, we have not provided any U.S. deferred taxes or foreign withholding taxes, if any, that might be payable on the actual or deemed remittance of any such earnings.

Change in Valuation Allowance. Realization of our deferred tax assets is dependent upon, among other things, our ability to generate taxable income of the appropriate character in the future. At December 31, 2005 and 2004, valuation allowances related to capital loss carryforwards, foreign tax credit carryforwards, foreign NOL and state NOL carryforwards have been established. In 2005, primarily as a result of the sale of DMSLP, we reduced the valuation allowance related to our capital loss carryforward by $34 million. This benefit is reflected in income from discontinued operations on our consolidated statements of operations. In addition, we released valuation allowance related to the expiration of foreign tax credits in 2005. We also increased our valuation allowance associated with a state NOL carryforward and established a valuation allowance on a foreign NOL carryforward. During 2004, we released valuation allowance related to completed sales that resulted in the realization of capital gains. In 2004, we also established valuation allowance on certain foreign tax credits and a state NOL carryforward.

The changes in the valuation allowance by attribute for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Capital Loss Carryforwards	Foreign Tax Credits	State NOL Carryforwards	Foreign NOL Carryforwards	Total
	(in millions)
Balance as of December 31, 2002 and 2003	$(46)	$(5)	$—	$—	$(51)
Changes in valuation allowance—continuing operations	3	(29)	(1)	—	(27)
Changes in valuation allowance—discontinued operations	9	—	—	—	9

Balance as of December 31, 2004	(34)	(34)	(1)	—	(69)
Changes in valuation allowance—continuing operations	—	—	(1)	(13)	(14)
Changes in valuation allowance—discontinued operations	34	29	—	—	63

Balance as of December 31, 2005	$—	$(5)	$(2)	$(13)	$(20)

American Jobs Creation Act of 2004. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. This legislation contains a number of changes to the Internal Revenue Code. We have analyzed the law in order to determine its effects. Notable provisions are those dealing with the reduced tax rate on the

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repatriation of money from foreign operations and the deduction for domestic-based manufacturing activity. We do not believe either of these provisions will impact us as we do not have significant funds overseas to take advantage of the reduced tax rate on repatriations, and we are projecting that we will continue to generate net operating losses for at least the next twelve months and, therefore, cannot take advantage of the domestic-based manufacturing deduction.

Various IRS and State Settlements and Settlement of Contingent Liability Transactions. On February 23, 2005, we settled our dispute with the IRS relating to our participation in three contingent liability transactions in 1996, 1997 and 1999. The settlement did not have a material impact on our financial results. We expect to pay the penalty and interest of approximately $2.8 million in settlement of this matter in the first quarter 2006. Our federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS completed its audit of our 2001-2002 tax returns during 2005. As a result of this settlement and various state settlements, we adjusted the tax provision by $3 million in 2005. In addition, on January 4, 2006, we received the Revenue Agent’s Report for our 2001-2002 tax years. We recorded a reserve that we feel represents the impact to the Company of the proposed adjustments. We expect to be at Appeals with the IRS in the summer of 2006 concerning these adjustments.

Note 14—Commitments and Contingencies

Summary of Material Legal Proceedings

Set forth below is a description of our material legal proceedings. In addition to the matters described below, we are party to legal proceedings arising in the ordinary course of business. In management’s opinion, the disposition of these ordinary course matters will not materially adversely affect our financial condition, results of operations or cash flows.

We record reserves for estimated losses from contingencies when information available indicates that a loss is probable and the amount of the loss is reasonably estimable under SFAS No. 5, “Accounting for Contingencies.” For environmental matters, we record liabilities when remedial efforts are probable and the costs can be reasonably estimated. Please read Note 2—Accounting Policies—Contingencies, Commitments, Guarantees and Indemnifications beginning on page F-45 for further discussion of our reserve policies. Environmental reserves do not reflect management’s assessment of the insurance coverage that may be applicable to the matters at issue, whereas litigation reserves do reflect such potential coverage. We cannot make any assurances that the amount of any reserves or potential insurance coverage will be sufficient to cover the cash obligations we might incur as a result of litigation or regulatory proceedings, payment of which could be material.

With respect to some of the items listed below, management has determined that a loss is not probable or that any such loss, to the extent probable, is not reasonably estimable. In some cases, management is not able to predict with any degree of certainty the range of possible loss that could be incurred. Notwithstanding these facts, management has assessed these matters based on current information and made a judgment concerning their potential outcome, giving due consideration to the nature of the claim, the amount and nature of damages sought and the probability of success. Management’s judgment may prove materially inaccurate and investors should be aware that such judgment is made subject to the known uncertainty of litigation. Where appropriate, we have established reserves in an amount we believe is sufficient to cover any fees, expenses and/or liability incurred in the matters for which they have been established.

Enron Trade Credit Litigation. Shortly before their bankruptcy filing in the fourth quarter 2001, we determined that we had net exposure to Enron Corp. and its affiliates, including certain liquidated damages and other amounts relating to the termination of commercial transactions among the parties, of approximately $84 million. This exposure was calculated by setting off approximately $230 million owed from Dynegy entities to

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Enron entities against approximately $314 million owed from Enron entities to Dynegy entities. The master netting agreement between Enron and Dynegy and the valuation of the commercial transactions covered by the agreement, which valuation is based principally on the parties’ assessment of market prices for such period, remain subject to dispute. Enron has claimed that the master netting agreement is unenforceable. If it prevails, our potential liability to Enron could be approximately $216 million before interest, with as much as $220 million in unsecured Dynegy claims remaining to enforce against the bankruptcy estate. As required by the master netting agreement, we pursued resolution of this dispute through arbitration; however, the Bankruptcy Court did not grant our motion, which was opposed by Enron, to permit arbitration with a non-bankrupt Enron entity. We then filed a motion with the Bankruptcy Court to allow us to proceed to discovery and trial in order to determine the enforceability of the master netting agreement under the U.S. Bankruptcy Code. The Bankruptcy Court denied our motion and ordered us to mediate the dispute with Enron. The parties commenced mediation in November 2004, and have had further discussions since that time, but no settlement has been reached.

If the setoff rights in the master netting agreement are modified or disallowed, either by agreement or otherwise, the amount available for our entities to set off against sums that might be due Enron entities could be reduced materially. In fact, we could be required to pay to Enron the full amount that it claims to be owed, while we would be an unsecured creditor of Enron to the extent of our claims. Given the size of the claims at issue, an adverse result could have a material adverse effect on our financial condition, results of operations and cash flows. We have recorded a reserve that we consider reasonable in connection with this matter.

Gas Index Pricing Litigation. We and/or Dynegy are defending the following suits that claim damages resulting from the alleged manipulation of gas index publications and prices by us and others: ABAG v. Sempra Energy et al. (filed in state court in November 2004); Ableman Art Glass v. Encana Corporation et al. (class action filed in federal court in December 2004); Benschiedt (class action filed in state court in February 2004); Bustamante v. The McGraw Hill Companies et al. (class action filed in state court in November 2002); City and County of San Francisco v. Dynegy Inc. et al. (filed in state court in July 2004); County of San Diego v. Dynegy Inc., Dynegy Marketing and Trade, West Coast Power, et al. (filed in state court in July 2004); County of San Mateo v. Sempra Energy et al. (filed in state court in December 2004); County of Santa Clara v. Dynegy Inc., Dynegy Marketing and Trade, West Coast Power, et al. (filed in state court in July 2004); Fairhaven Power Company v. Encana Corp. et al. (class action filed in federal court in September 2004); In re Natural Gas Commodity Litigation (class action filed in federal court in January 2004); Leggett v. Duke Energy et al. (class action filed in state court in January 2005); Multiut v. Dynegy Inc. (filed in federal court in December 2004); Nelson Brothers LLC v. Cherokee Nitrogen v. Dynegy Marketing and Trade and Dynegy Inc. (filed in state court in April 2003); Nurserymen’s Exchange v. Sempra Energy et al. (filed in state court in October 2004); Older v. Dynegy Inc. et al. (filed in federal court in September 2004); Owens-Brockway v. Sempra Energy at al.(filed in state court in January 2005); Sacramento Municipal Utility District (SMUD) v. Reliant Energy Services, et al.(filed in state court in November 2004); School Project for Utility Rate Reduction v. Sempra Energy et al.(filed in state court in November 2004); Sierra Pacific Resources and Nevada Power Company v. El Paso Corp. et al.(filed in federal court in April 2003); Tamco v. Dynegy Inc. et al. (filed in state court in December 2004); Texas-Ohio Energy, Inc. v. CenterPoint Energy Inc., et al. (class action filed in federal court in November 2003); and Utility Savings & Refund v. Reliant Energy Services, et al. (class action filed in federal court in November 2004). In each of these suits, the plaintiffs allege that we and/or Dynegy and other energy companies engaged in an illegal scheme to inflate natural gas prices by providing false information to gas index publications. All of the complaints rely heavily on FERC and CFTC investigations into and reports concerning index-reporting manipulation in the energy industry.

Pursuant to various motions filed by the parties to the litigation described above, the gas index pricing lawsuits pending in state court (except for Nelson Brothers) have been consolidated before a single judge in San Diego. These cases are now entitled the “Judicial Counsel Coordinated Proceeding (JCCP) 4221, 4224, 4226, and

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4228, the Natural Gas Anti-Trust Cases, I, II, III, & IV,” which we refer to as the “Coordinated Gas Index Cases.” In April 2005, defendants moved to dismiss the Coordinated Gas Index Cases on preemption and filed rate grounds. The Court denied defendants’ motion in June 2005 and in October 2005 the defendants filed answers to the plaintiffs’ complaints. The parties are presently engaged in discovery.

The Nelson Brothers lawsuit involves an alleged breach of a gas purchase contract and is pending in Alabama state court. The parties are presently engaged in discovery.

As to the gas index pricing lawsuits filed in federal court, the Sierra Pacific case was dismissed in December 2004 on defendants’ motion. The Texas-Ohio case was similarly dismissed in April 2005. Plaintiffs in Sierra Pacific and Texas-Ohio appealed the dismissals and both matters are pending before the same panel of the Ninth Circuit Court of Appeals. In December 2005, the Nevada federal court dismissed three additional cases (Ableman Art Glass, Fairhaven Power and Utility Savings & Refund) on similar grounds to Texas-Ohio, finding plaintiffs’ claims barred by the filed rate doctrine.

In February 2006, we reached a settlement in In re Natural Gas Commodity Litigation, resolving a class action lawsuit by all persons who purchased, sold or settled NYMEX Natural Gas Contracts between June 1, 1999 and December 31, 2002. The underlying action alleged the named defendants (including Dynegy and West Coast Power) unlawfully manipulated and aided and abetted the manipulation of the prices of natural gas futures contracts traded on the NYMEX. Pursuant to the settlement agreement, Dynegy and West Coast Power continue to deny plaintiffs’ allegations, and Dynegy agreed to pay $7 million in settlement of any and all claims for damages arising from or relating in any way to trading during the Class Period in NYMEX Natural Gas Contracts. The settlement is subject to a fairness hearing and final Court approval, which we expect to occur in the third quarter 2006.

The Multiut case involves a counterclaim of alleged index manipulation filed by the defendant, Multiut, against whom we have a pending breach of gas purchase contract claim. In January 2006, we filed a motion to dismiss Multiut’s claims of index manipulation based upon filed rate doctrine and preemption grounds. Such motion remains pending. The plaintiffs generally seek unspecified actual and punitive damages relating to costs they claim to have incurred as a result of the alleged conduct.

We are analyzing all of these claims and are vigorously defending against them. We cannot predict with certainty whether we will incur any liability in connection with these lawsuits. However, given the nature of the claims and the size of recent settlements of similar matters, an adverse result in any of these proceedings could have a material adverse effect on our financial condition, results of operations and cash flows. We have recorded reserves that we consider reasonable in connection with these matters.

California Market Litigation. We and/or Dynegy and various other power generators and marketers were defendants in numerous lawsuits alleging rate and market manipulation in California’s wholesale electricity market during the California energy crisis and seeking unspecified treble damages. These cases were coordinated before a single federal judge, who dismissed two of them in the first quarter of 2003 on the grounds of FERC preemption and the filed rate doctrine. The Ninth Circuit Court of Appeals affirmed these dismissals in June 2004 and September 2004, respectively. Petitions for Writ of Certiorari to the U.S. Supreme Court were both denied. The remaining five coordinated cases were remanded to a California state court, and in May 2005, defendants filed a motion to dismiss. The court granted defendants’ motion to dismiss in October 2005 on grounds of federal preemption.

Between April and October 2002, nine additional putative class actions and/or representative actions were filed in state and federal court on behalf of business and residential electricity consumers against us/Dynegy and

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numerous other power generators and marketers. The complaints alleged unfair, unlawful and deceptive practices in violation of the California Unfair Business Practices Act and sought injunctive relief, restitution and unspecified damages. Although some of the allegations in these lawsuits were similar to those in the cases referenced above, these lawsuits included additional allegations relating to, among other things, the validity of the contracts between these power generators and the CDWR. Following removal of these cases, the federal court dismissed eight of the nine actions and plaintiffs appealed. In February 2005, the Ninth Circuit affirmed the dismissals. The remaining case, was remanded to state court, and in May 2005, defendants filed a motion to dismiss. In September 2005, the court granted defendants’ motion to dismiss on grounds of federal preemption.

In December 2002, two additional actions were filed on behalf of consumers and businesses in Oregon, Washington, Utah, Nevada, Idaho, New Mexico, Arizona and Montana that purchased energy from the California market, alleging violations of the Cartwright Act and unfair business practices. These cases were subsequently dismissed and refiled in California Superior Court as one class action complaint. We removed the action from state court and consolidated it with existing actions pending before the U.S. District Court for the Northern District of California. Plaintiffs challenged the removal and the federal court stayed its ruling pending a decision by the Ninth Circuit on the five coordinated cases referenced above. Although the Ninth Circuit issued a decision remanding the five cases, which were later dismissed, no ruling has been made with respect to the consolidated class action case.

In May and June 2004, two additional lawsuits were filed in Oregon and Washington federal courts against several energy companies, including DPM, seeking more than $30 million in compensatory damages resulting from alleged manipulation of the California wholesale power markets. In February 2005, the respective federal courts granted our motions to dismiss. Shortly thereafter, plaintiffs in both cases filed notices of appeal to the Ninth Circuit. Briefing in both cases has been completed, and they remain pending.

In October 2004, an independent electric services provider in California filed suit against us/Dynegy and several other defendants alleging that the defendants, in violation of the California anti-trust and unfair business practices statutes, engaged in unfair, unlawful and deceptive practices in the California wholesale energy market from May 2000 through December 2001. Plaintiff, which formerly sold electricity generated from renewable sources in the California market, claims to have been forced out of business by the defendants’ conduct and is seeking $5 million in compensatory damages, as well as treble damages. We removed the action to federal court in June 2005, where it remains pending.

We believe that we have meritorious defenses to these claims and are vigorously defending against them. We cannot predict with certainty whether we will incur any liability in connection with these lawsuits. However, given the nature of the claims, an adverse result in any of these proceedings could have a material adverse effect on our financial condition, results of operations and cash flows.

The energy crisis also precipitated a number of FERC actions related to the California energy market, and the Western market. These actions included investigations of alleged manipulation of energy prices in the West, claims of false reporting to energy index publishers and complaints regarding various long-term power sales contracts. The FERC investigation of false reporting to trade publications by us concluded in July 2003. Additionally, in October 2004, the FERC approved an agreement providing for the settlement of certain claims relating to western energy market transactions that occurred between January 2000 and June 2001. Please read FERC and Related Regulatory Investigations—Requests for Refunds below for further discussion.

FERC and Related Regulatory Investigations—Requests for Refunds. In October 2004, the FERC approved an agreement with Dynegy and West Coast Power that settled FERC claims relating to western energy market transactions that occurred between January 2000 and June 2001. Market participants (other than the

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parties to the settlement) were permitted to opt into this settlement and share in the distribution of the settlement proceeds, and most of these other market participants have done so. The Cal ISO will determine the entitlement to refund and/or the liability of each non-settling market participant. Under the terms of the settlement, we will have no further liability to these non-settling parties. The settlement further provides that we are entitled to pursue claims for reimbursement of fuel costs against various non-settling market participants. We are currently pursuing these claims but are unable to predict the amounts that may be recovered from such parties.

The settlement does not apply to the ongoing civil litigation related to the California energy markets described above in which we and/or Dynegy and West Coast Power are defendants. The settlement also does not apply to the pending appeal by the CPUC and the California Electricity Oversight Board of the FERC’s prior decision to affirm the validity of the West Coast Power-CDWR contract. We are currently awaiting a ruling on this appeal and cannot predict its outcome.

LSP-Kendall Arbitration. In May 2005, Dynegy Power Marketing, Inc. initiated an arbitration proceeding against LSP-Kendall Energy, alleging breach of the parties’ long-term power purchase agreement and seeking a declaratory judgment that DPM does not owe (1) reservation payments during the period in which LSP-Kendall failed to bring dedicated generating units on-line or (2) money in connection with past incremental replacement costs. DPM’s breach of contract claims are based on LSP-Kendall’s failure to design, construct and maintain the dedicated units and generation facility in accordance with the terms of the power purchase agreement. In addition to its request for declaratory relief, DPM seeks an order compelling LSP-Kendall to cure the breaches by a certain date and such failure to cure entitles DPM to terminate the power purchase agreement without penalty. LSP-Kendall denies that it is in breach of the power purchase agreement and asserts counterclaims alleging DPM owes in excess of $29 million in reservation payments and past incremental replacement costs. Arbitration is currently set for June 2006 and the parties are presently engaged in discovery.

We believe we have meritorious defenses to LSP-Kendall’s claims and are vigorously defending against them. We cannot predict with certainty whether we will incur any liability in connection with this arbitration, however, we do not believe that any liability we might incur would have a material adverse effect on our financial condition, results of operations or cash flows.

Stand Energy Litigation (formerly Atlantigas Corp. Litigation). In October 2004, we were named in a West Virginia federal court class action lawsuit alleging that interstate pipelines provided preferential storage and transportation services to their own unregulated marketing affiliate in return for a percentage of the profits. Plaintiffs contend that such conduct violates applicable FERC regulations and federal and state antitrust laws, and constitutes common law tortious interference with contractual and business relations. In addition, the complaint claims the defendants conspired with the other market participants to receive preferential natural gas storage and transportation services at off-tariff prices. The complaint seeks unspecified compensatory and punitive damages. Following numerous procedural motions which limited plaintiffs’ claims against us to state antitrust violations and resulting unjust enrichment, defendants filed their answers to plaintiffs’ Second Amended Complaint in September 2005. The parties are actively engaged in discovery. We continue to analyze plaintiffs’ claims and intend to defend against them vigorously. We cannot predict with certainty whether we will incur any liability in connection with this lawsuit; however, we believe that any liability incurred as a result of this litigation would not have a material adverse effect on our financial condition, results of operations or cash flows.

Enron/NNG VEBA Litigation. Prior to Dynegy’s acquisition of NNG from Enron, NNG employees were participants in a post-retirement medical plan maintained by Enron. The plan’s assets were maintained in a VEBA trust, along with the assets of other Enron companies whose plans were included in the same VEBA trust (the “Enron VEBA”). Enron filed for bankruptcy in December 2001. When Dynegy acquired NNG in January 2002, the assets of the Enron VEBA had not been distributed to its participant companies. In July 2002, Dynegy

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estimated that approximately $25.4 million of the assets of the Enron VEBA were attributable to the NNG employees who participated in the post-retirement medical plan. On July 1, 2002, as part of Dynegy’s sale of NNG to Mid American Energy Holdings Company, NNG established a separate VEBA trust solely for its plan participants (the “NNG VEBA”). As a condition of the sale agreement, Dynegy placed $25.4 million into escrow under terms providing that if Enron did not release NNG’s share of the VEBA assets by August 2004, NNG was entitled to the escrowed money to fund the NNG VEBA. When Enron did not release the funds from the Enron VEBA as of August 2004, NNG drew down the escrowed funds. Pursuant to the escrow agreement, NNG was then obligated to (1) repay Dynegy if it were to recover funds from the Enron VEBA and (2) allow Dynegy to manage any litigation against the Enron VEBA for payment of amounts owed to the NNG VEBA.

In January 2006, Dynegy entered a confidential agreement with NNG settling the claims between the parties and extinguishing the obligations under the escrow agreement in exchange for a cash payment by NNG to Dynegy.

Severance Arbitration. Dynegy’s former CFO, Rob Doty, filed for arbitration pursuant to the terms of his employment/severance agreement following his departure from the company in 2002. Mr. Doty seeks payment of up to approximately $3.4 million and additional amounts related to long-term incentive payments allegedly contemplated by his agreement. Mr. Doty’s agreement is subject to interpretation, and we maintain that the amount owed is substantially lower than the amount sought. We have recorded a severance accrual that we consider reasonable relating to this proceeding.

U.S. Attorney Investigation—Texas. We are continuing to cooperate fully with the U.S. Attorney’s office in Houston in its ongoing investigation of the industry’s gas trade reporting practices. We do not believe these investigations will have a material adverse effect on our financial condition, results of operations or cash flows.

In January 2003, one of Dynegy’s former natural gas traders was indicted on three counts of knowingly causing the transmission of false trade reports used to calculate the index price of natural gas and four counts of wire fraud. In December 2004, a second indictment was filed against this same individual and other individuals, not related to Dynegy, alleging conspiracy to falsely report gas prices to various index publications. A superseding indictment was returned in July 2005, recharging the original violations and adding additional charges. The trial is scheduled for Spring 2006.

U.S. Attorney Investigations—California. The U.S. Attorney’s office in the Northern District of California issued a Grand Jury subpoena requesting information related to our activities in the California energy markets in November 2002. Dynegy continues to cooperate fully with the U.S. Attorney’s office in its investigation of these matters, including production of substantial documents responsive to the subpoena and other requests for information. We cannot predict the ultimate outcome of this investigation.

Department of Labor Investigation. In August 2002, the U.S. Department of Labor commenced an official investigation pursuant to Section 504 of ERISA with respect to the benefit plans maintained by Dynegy and its ERISA affiliates. Dynegy cooperated with the Department of Labor throughout this investigation, which focused on a review of plan documentation, plan reporting and disclosure, plan record keeping, plan investments and investment options, plan fiduciaries and third party service providers, plan contributions and other operational aspects of the plans. In February 2005, Dynegy received a letter from the Department of Labor indicating that, as a result of Dynegy’s December 2004 settlement in the Dynegy Inc. ERISA litigation, it intended to take no further action with respect to its investigation of the Dynegy Inc. 401(k) Plan. However, its investigation is ongoing as it relates to the Illinois Power 401(k) Plans and the recent litigation relating to those plans described above.

Calpine Corporation Bankruptcy. Calpine Corporation filed for Chapter 11 Bankruptcy protection in the United States Bankruptcy Court for the Southern District of New York on December 21, 2005. The filing

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includes many Calpine subsidiaries including Nissequogue Cogen Partners (“NCP”). NCP owes DMT approximately $8 million for pre-petition natural gas deliveries to its cogeneration facility located at the State University of New York at Stony Brook (“Facility”) pursuant to a gas sales agreement. The gas sales agreement at issue provides for a primary term ending May 31, 2010.

DMT gave NCP notice of default on December 23, 2005 to preserve any contractual rights it has to terminate and liquidate the contract on February 21, 2006. DMT is in settlement negotiations with NCP/Calpine. Any settlement will be subject to court approval.

Other Commitments and Contingencies

In conducting our operations, we have routinely entered into long-term commodity purchase and sale commitments, as well as agreements that commit future cash flow to the lease or acquisition of assets used in our businesses. These commitments have been typically associated with commodity supply arrangements, capital projects, reservation charges associated with firm transmission, transportation, storage and leases for office space, equipment, plant sites, power generation assets and LPG vessel charters. The following describes the more significant commitments outstanding at December 31, 2005.

Purchase Obligations. We have routinely entered into contracts for the purchase and sale of electricity, some of which contain fixed capacity payments. Such obligations are generally payable on a ratable basis, the terms of which extend through September 2017. In return for such fixed capacity payments, we receive the right to generate electricity, which we then may re-market. These types of arrangements are referred to as tolling arrangements. Fixed payments associated with these arrangements totaled approximately $1.9 billion at December 31, 2005. This amount includes the capacity payments on our remaining tolls.

In December 2005, we announced that we had agreed to terminate the Sterlington long-term wholesale power tolling contract with Quachita Power LLC. The termination became effective on March 7, 2006. For further discussion, please read Note 3—Dispositions, Contract Terminations and Discontinued Operations— Dispositions and Contract Terminations—Sterlington Contract Termination beginning on page F-50.

We have other firm capacity payments related to transportation of natural gas. Such arrangements are routinely used in the physical movement and storage of energy. The total of such obligations was $130 million as of December 31, 2005.

We have a co-sourcing agreement with Accenture LLP for employee and infrastructure outsourcing. The co-sourcing agreement previously contained a contract termination fee, which ranges from $5 million if terminated in the first quarter of 2006, declining to $2 million if terminated during 2013, and allows for renegotiation, or “partial termination”, if our purchasing levels fall below minimum levels. As of December 31, 2005, the termination fee was $5 million. In the fourth quarter, as a result of our sale of DMSLP to Targa, we determined our purchasing levels would no longer meet the minimum levels set forth in the co-sourcing agreement and initiated negotiations with Accenture to partially terminate, or amend, the co-sourcing agreement. During the fourth quarter 2005, we recorded a $3 million pre-tax charge to reflect our best estimate of the cost associated with the partial termination of the co-sourcing agreement. The charge is reflected as a reduction in the gain on sale of DMSLP included in income from discontinued operations on our consolidated statements of operations. We agreed to pay $3 million to Accenture in early 2006 in connection with the execution of the amended agreement. We recently amended this agreement to reduce our annual rate and to extend the term through October 2015. This amended agreement may be cancelled at any time upon the payment of a termination fee not to exceed $1.7 million. This termination fee is in addition to amounts due for services provided through the termination date.

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Advance Agreement. In 1997, we received cash from a gas purchaser as an advance payment under our agreement to make future natural gas deliveries over a ten-year period. As a condition of the agreement, we entered into a natural gas swap with a third party under which we became a fixed-price payer on identical volumes to those to be delivered under the agreement at prices based on current market rates. The cash receipt is included as deferred revenue in other long-term liabilities on the consolidated balance sheets and is ratably reduced as gas is delivered to the purchaser under the terms of the agreement. The balance at December 31, 2005 was approximately $28 million. The agreement contains specified non-performance penalties that impact both parties and, as a condition precedent, we purchased a surety bond in support of our obligations under the agreement.

Other Minimum Commitments. In the first quarter 2001, we acquired the DNE power generation facilities. These facilities consist of a combination of baseload, intermediate and peaking facilities aggregating approximately 1,700 MW. The facilities are approximately 50 miles north of New York City and were acquired for approximately $903 million cash, plus inventory and certain working capital adjustments. In May 2001, two of our subsidiaries completed a sale-leaseback transaction to provide term financing for the DNE facilities. Under the terms of the sale-leaseback transaction, our subsidiaries sold plants and equipment and agreed to lease them back for terms expiring within 34 years, exclusive of renewal options. We have no option to purchase the leased facilities at the end of their respective lease terms. If one or more of the leases were to be terminated because of an event of loss, because it had become illegal for the applicable lessee to comply with the lease or because a change in law had made the facility economically or technologically obsolete, we would be required to make a termination payment. As of December 31, 2005, the termination payment would be approximately $1 billion for all of the DNE facilities.

Minimum commitments in connection with office space, equipment, plant sites and other leased assets, including the DNE sale-leaseback transaction discussed above, at December 31, 2005, were as follows: 2006-$91 million; 2007-$139 million; 2008-$157 million; 2009-$154; 2010- $108 million and beyond-$866 million.

Rental payments made under the terms of these arrangements totaled $82 million in 2005, $82 million in 2004 and $78 million in 2003.

We are party to two charter party agreements relating to VLGCs previously utilized in our global liquids business. The aggregate minimum base commitments of the charter party agreements are approximately $13 million each year for the years 2006 through 2008, and approximately $66 million through lease expiration. The charter party rates payable under the two charter party agreements float in accordance with market based rates for similar shipping services. The $13 million and $66 million numbers set forth above are based on the minimum obligations set forth in the two charter party agreements. The primary term of one charter is through August 2013 while the primary term of the second charter is through August 2014. On January 1, 2003, in connection with the sale of our global liquids business, we sub-chartered both VLGCs to a wholly owned subsidiary of Transammonia Inc. The terms of the sub-charters are identical to the terms of the original charter agreements. We are currently in negotiations with the owners of the VLGCs and their lenders to obtain a novation and release of our operating subsidiary from the two charter party agreements and a partial release of our parent guarantees. Until such time as the novations and partial releases are granted, we continue to rely on the sub-charters with a subsidiary of Transammonia to satisfy the obligations of our two charter party agreements. To date, the subsidiary of Transammonia has complied with the terms of the sub-charter agreements.

Guarantees and Indemnifications. We routinely enter into contractual agreements that contain various representations, warranties, indemnifications and guarantees. Examples of such agreements include, but are not limited to, service agreements, equipment purchase agreements, engineering and technical service agreements, and procurement and construction contracts. Some agreements contain indemnities that cover the other party’s

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negligence or limit the other party’s liability with respect to third party claims, in which event we will effectively be indemnifying the other party. Virtually all such agreements contain representations or warranties that are covered by indemnifications against the losses incurred by the other parties in the event such representations and warranties are false. While there is always the possibility of a loss related to such representations, warranties, indemnifications and guarantees in our contractual agreements, and such loss could be significant, in most cases management considers the probability of loss to be extremely remote.

During 2005, as part of our sale of DMSLP, we agreed to indemnify Targa against losses it may incur under indemnifications DMSLP provided to purchasers of Hackberry and certain other assets, properties and businesses disposed of by DMSLP prior to our sale of DMSLP. We have incurred no significant expense under these prior indemnities and deem their value to be insignificant. We have also indemnified Targa for certain tax matters arising from periods prior to our sale of DMSLP. While we have incurred no expense in connection with this indemnification, as of December 31, 2005, we have recorded an accrual, which we deem to be the fair value of this indemnification.

During 2004, as part of entering into a “back-to-back” power purchase agreement with Constellation, under which Constellation effectively received our rights to purchase approximately 570 MW of capacity and energy arising under our Kendall tolling contract, we guaranteed Constellation an aggregate $3.5 million in reactive power revenues over the four year term of the power purchase agreement. Upon entering into this contract, we established a liability of $0.3 million reflecting the fair value of this guarantee. During the year ended December 31, 2005, we increased the liability by approximately $1 million, as it became probable that we will be obligated to make a greater payment to Constellation under the guarantee.

During 2003, as part of our sale of Northern Natural, the Rough and Hornsea gas storage facilities and certain natural gas liquids assets, we provided indemnities to third parties regarding environmental, tax, employee and other representations. Maximum recourse under these indemnities is limited to $209 million, $857 million and $28 million for the Northern Natural, Rough and Hornsea gas storage facilities and natural gas liquids assets, respectively. We also entered into similar indemnifications regarding environmental, tax, employee and other representations when completing other asset sales such as, but not limited to, Hackberry LNG Project, SouthStar Energy Services, various Canadian assets, Michigan Power, Oyster Creek, Hartwell, Commonwealth, Sherman and Indian Basin. We carry reserves for existing environmental, tax and employee liabilities and have incurred no other expense relating to these indemnities.

Through one of our subsidiaries, we hold a 50% ownership interest in Black Mountain (Nevada Cogeneration), in which our partner is a Chevron subsidiary which owns the Black Mountain power generation facility and has a power purchase agreement with a third party that extends through April 2023. In connection with the power purchase agreement, pursuant to which Black Mountain (Nevada Cogeneration) receives payments which decrease in amount over time, we agreed to guarantee 50% of certain payments that may be due to the power purchaser under a mechanism designed to protect it from early termination of the agreement. At December 31, 2005, if an event of default had occurred under the terms of the mortgage on the facility entered into in connection with the power purchase agreement, we could have been required to pay the power purchaser $52 million under the guarantee. In addition, while there is a question of interpretation regarding the existence of an obligation to make payments calculated under this mechanism upon the scheduled termination of the agreement, management does not expect that any such payments would be required.

Note 15—Regulatory Issues

We are subject to regulation by various federal, state, local and foreign agencies, including extensive rules and regulations governing transportation, transmission and sale of energy commodities as well as the discharge

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of materials into the environment or otherwise relating to environmental protection. Compliance with these regulations requires general and administrative, capital and operating expenditures including those related to monitoring, pollution control equipment, emission fees and permitting at various operating facilities and remediation obligations.

Energy Policy Act of 2005. The Energy Policy Act of 2005 (EPACT) was signed into law on August 8, 2005. Title XII of EPACT (Electricity) created new legislation which deals with various matters impacting the power industry, including reliability of the bulk power system; transmission congestion, and transmission structure siting and modernization; the repeal of PUHCA; and prohibition of energy market manipulation, with enhanced FERC authority to prohibit market manipulation, including enhanced penalty authority. The FERC has implemented and is considering a number of related regulations to implement EPACT that may impact, among other things, requirements for reliability, QFs, transmission information availability, transmission congestion, security constrained dispatch, energy market transparency, energy market manipulation and behavioral rules.

Illinois Reverse Auction. In January 2006, the ICC approved a reverse auction as the process for procuring power beginning in 2007. Under the ICC’s Orders, the first auction will occur in September 2006 and will be for almost all of the retail needs of the largest electric utilities in Illinois (Commonwealth Edison Company, and the three Ameren Illinois utilities: AmerenIP, AmerenCIPS and AmerenCILCO. Subsequent auctions would likely cover only a portion of the total retail needs of the utilities because of the use of staggered contracts for certain customer classes. There remains the possibility of substantial challenges to the auction process. Among others, the Governor and Attorney General (who has been an active party in the regulatory proceedings) have announced their opposition to the auctions. In addition, at least one bill has been introduced in the Illinois General Assembly to extend the rate freeze in effect beyond the end of this year, which may have an impact on the auctions. Therefore, there is a possibility of political, legislative, judicial and/or regulatory actions over the next several months that could alter substantially, or even eliminate altogether, the auctions. Given these uncertainties, the effect of the final process that will be used in Illinois cannot be predicted at this time.

Clean Air Mercury Rule. Various state legislative bodies may be considering legislation that could impact current regulations or impose new regulations applicable to us and our subsidiaries. Specifically, in March 2005, the Administrator of the Federal EPA signed a final Clean Air Mercury Rule (CAMR) that will permit mercury emission reductions to be achieved from exiting sources. This rule requires all states to adopt either the Federal EPA rule, or a state rule meeting the minimum requirements as outlined in CAMR. The state of Illinois is currently considering a state-specific rule that would exceed the Federal Standards. It is too early to speculate if Illinois will actually pass a more restrictive rule or adhere to the Federal CAMR rule requirements. We cannot predict the outcome of these legislative and other regulatory developments, or the effects that they might have on our business.

Roseton State Pollutant Discharge Elimination System Permit. Roseton’s SPDES Permit was issued for a five-year term in 1987. Prior to expiration of the permit, Central Hudson Gas & Electric (the former plant owner), filed a timely and sufficient application to renew the SPDES Permit. Under New York State law, when a timely and sufficient application for renewal is filed before a SPDES Permit expires, the permit is extended by operation of law until final action is taken on the renewal application. In April 2005, the NYSDEC issued to DNE a draft SPDES Permit (the “Draft SPDES Permit”) for the Roseton plant. The Draft SPDES Permit requires the facility to manage actively its water intake to reduce impingement mortality of fish by 85% and to reduce entrainment mortality of aquatic organisms including juvenile fish, larvae and fish eggs by 70% during the first two years of the renewal term, and by 80% thereafter.

In July 2005, a public hearing was held to receive comments on the Draft SPDES Permit. Three organizations filed petitions, Riverkeeper, Inc., Natural Resource Defense Council, Inc. and Scenic Hudson, Inc.,

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seeking to impose a permit requirement that the Roseton plant install a closed cycle cooling system in order to reduce the volume of water withdrawn from the Hudson River, thus reducing entrainment and impingement. The petitioners claim that only a closed cycle cooling system meets the Clean Water Act’s requirement that the location, design, construction and capacity of cooling water intake structures reflect the best technology available for minimizing adverse environmental impacts from the facility’s cooling water intake structures. Currently, the Draft SPDES Permit does not require installation of a closed cycle cooling system; however, it does require entrainment and impingement mortality reductions that exceed the best technology available requirements of the USEPA regulations applicable to existing facilities. We expect that the adjudicatory hearing on the Draft SPDES Permit will be held in the summer or fall of 2006. We believe that the Petitioners’ claims are without merit, and we plan to oppose those claims vigorously. Given the high cost of installing a closed cycle cooling system, an adverse result in this proceeding could have a material adverse effect on our financial condition, results of operations and cash flows.

Danskammer State Pollutant Discharge Elimination System Permit. Danskammer’s SPDES Permit was issued for a five-year term in 1987. Prior to the expiration of the permit, Central Hudson Gas & Electric (the former plant owner), filed an application to renew the SPDES Permit. We believe that application was timely and sufficient. Under New York State law, when a timely and sufficient application for renewal is filed before a SPDES Permit expires, the permit is extended by operation of law until final action is taken on the renewal application. In November 2002, several environmental groups filed suit in the Supreme Court of the State of New York seeking, among other things, a declaratory judgment that the Danskammer SPDES Permit had expired because of alleged deficiencies in the renewal application process. In August 2004, the Court ruled that the SPDES Permit for our Danskammer facility was void, but stayed the enforcement of the decision pending further review by the Court or by the Appellate Division.

In October 2004, we filed our appeal of the Court’s decision with the Appellate Division and are currently challenging the Court’s ruling voiding our permit. Oral argument before the Appellate Division occurred in September 2005, and we expect a decision in the first quarter of 2006. If our appeal is ultimately unsuccessful, we may be required to suspend operations at our Danskammer facility until receipt of final approval of the renewal of our Danskammer SPDES Permit.

We are also continuing to seek renewal of our water intake and discharge permit in proceedings before the NYSDEC. The Draft SPDES Permit was issued in January 2005 and an adjudicatory hearing was scheduled for the fall of 2005. The petitioners, Riverkeeper, Inc., Natural Resource Defense Council, Inc. and Scenic Hudson, Inc. seek to impose a permit requirement that Danskammer plant install a closed cycle cooling system in order to reduce the volume of water withdrawn from the Hudson River, thus reducing entrainment and impingement. Petitioners claim that only a closed cycle cooling system meets the Clean Water Act’s requirement that the location, design, construction and capacity of cooling water intake structures reflect best technology available for minimizing adverse environmental impacts from the facility’s cooling water intake structures. The current Draft SPDES Permit does not require installation of a closed cycle cooling system; while, it does require entrainment and impingement mortality reductions that exceed the best technology available requirements of the USEPA regulations applicable to existing facilities.

A formal evidentiary hearing was held in November and December 2005 and briefing is scheduled to be complete by March 2006. We believe that Petitioners’ claims are without merit and we have vigorously opposed those claims. Given the high cost of installing a closed cycle cooling system, an adverse result in this proceeding could have a material adverse effect on our financial condition, results of operations and cash flows.

FERC Market-Based Rate Authority. The FERC’s market-based rate authority allows the sale of power at negotiated rates through the bilateral market or within an organized energy market, conditioned on periodic

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re-review. In April 2004, the FERC issued an order concerning the ability of companies to sell electricity at market-based rates. In this order, the FERC adopted two new tests for assessing generation market power. If an applicant for market-based rate authority is found to possess generation market power under these tests and is unsuccessful in challenging that finding, the applicant may either propose mitigation measures or adopt cost-based rates. If the FERC finds that the proposed mitigation measures fail to eliminate the ability to exercise market power, the applicant’s market-based rate authority will be revoked and the applicant will be subject to cost-based default rates, or other cost-based rates proposed by the applicant and approved by the FERC. Our entities with applications pending since February 2002 timely resubmitted their applications to the FERC. On June 16, 2005, the FERC issued an order accepting the updated market power analyses submitted by Dynegy. Dynegy’s next triennial market power analysis is due June 16, 2008. Accordingly, these entities have continuously had market-based rate authority.

We are also subject to the FERC’s market behavior rules, which emerged from its consideration of market manipulation in the Western markets. The rules, which were promulgated in 2003 for the purpose of prohibiting manipulation in the wholesale electricity and natural gas markets subject tot he FERC’s jurisdiction, are incorporated in the tariffs of the various Dynegy entities with market based rates for wholesale power, apply to sales in organized and bilateral markets and spot markets, as well as long-term sales (as well as to the wholesale sale of natural gas under a blanket marketing certificate). The remedies for violating the rules could include disgorgement of unjust profits or suspension or revocation of the authority to sell at market-based rates and penalties. Pursuant to the Energy Policy Act of 2005, FERC recently finalized new regulations prohibiting energy market manipulation, which regulations are patterned after the language of the SEC’s Rule 10b-5. Subsequently, FERC rescinded two of the six market behavior rules (as they are covered in FERC’s new regulations prohibiting market manipulation or other FERC standards) and codified the remaining four in its regulations. The extent to which these regulations will affect the costs or other aspects of our operations is uncertain. However, we believe that our entities subject to the regulations are currently in compliance.

Note 16—Capital Stock

All of our outstanding equity securities are held by our parent, Dynegy Inc. There is no established trading market for such securities, and they are not traded on any exchange.

Restricted Stock. Dynegy’s restricted stock activity for the three years ended December 31, 2005 was as follows:

	Year Ended December 31,
	2005	2004		2003
	(shares in thousands)
Outstanding at beginning of period	902	22		22
Granted	632 (1)	933	(2)	—
Released	(130)	—		—
Cancelled	(165)	(53)		—

Outstanding at end of period	1,239	902		22

(1)	In January 2005, Dynegy awarded 631,524 shares of restricted stock. Dynegy’s closing stock price was $4.30 on the date of the grant.
(2)	During the first and second quarter 2004, Dynegy awarded an aggregate 933,337 shares of restricted stock. The closing stock price of Dynegy’s Class A common stock was $4.48 and $3.85, respectively, on the dates of grants.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options. Dynegy has seven stock option plans in which our employees participate, all of which contain authorized shares of Dynegy’s Class A common stock. Each option granted is exercisable at a strike price, which ranges from $0.88 per share to $57.95 per share for options currently outstanding. A brief description of each plan is provided below:

•	NGC Plan. Created early in our history and revised prior to Dynegy becoming a publicly traded company in 1996, this plan contains 13,651,802 authorized shares, has a 10-year term, and expires in May 2006. All option grants are vested.

•	Employee Equity Plan. This plan expired in May 2002 and is the only plan in which we granted options below the fair market value of Class A common stock on the date of grant. This plan contains 20,358,802 authorized shares, and grants from this plan vest on the fifth anniversary from the date of the grant. All option grants are vested.

•	UK Plan. This plan contains 276,000 authorized shares and has been terminated. All option grants are vested.

•	Dynegy 1999 Long-Term Incentive Plan (“LTIP”). This annual compensation plan contains 6,900,000 authorized shares, has a 10-year term and expires in 2009. All option grants are vested.

•	Dynegy 2000 LTIP. This annual compensation plan, created for all employees upon the merger of Illinova and Dynegy, contains 10,000,000 authorized shares, has a 10-year term and expires in February 2010. Grants from this plan vest in equal annual installments over a three-year period.

•	Dynegy 2001 Non-Executive LTIP. This plan is a broad-based plan and contains 10,000,000 authorized shares, has a ten-year term and expires in September 2011. Grants from this plan vest in equal annual installments over a three-year period.

•	Dynegy 2002 LTIP. This annual compensation plan contains 10,000,000 authorized shares, has a 10-year term and expires in May 2012. Grants from this plan vest in equal annual installments over a three-year period.

All of Dynegy’s option plans cease vesting for employees who are terminated for cause. For voluntary and involuntary termination, disability, retirement or death, continued vesting and/or an extended period in which to exercise vested options may apply, dependent upon the terms of the grant agreement in which a specific grant was awarded. Options awarded to our executive officers and others who participate in Dynegy’s Executive Severance Pay Plan vest immediately upon the occurrence of a change in control in accordance with the terms of the Second Supplemental Amendment to the Executive Severance Pay Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Compensation expense related to options granted and restricted stock awarded totaled $9 million, $6 million and $3 million for the years ended December 31, 2005, 2004 and 2003, respectively. We recognize compensation expense ratably over the vesting period of the respective awards.

	Year Ended December 31,
	2005		2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(options in thousands)
Outstanding at beginning of period	9,924	$17.44	14,917	$18.50	26,316	$20.10
Granted	2,056	$4.30	1,436	$4.47	1,583	$1.78
Exercised	(632)	$3.44	(1,982)	$4.65	(1,958)	$2.88
Cancelled or expired	(2,226)	$22.51	(4,447)	$24.62	(11,024)	$24.43

Outstanding at end of period	9,122	$12.64	9,924	$17.44	14,917	$18.50

Exercisable at end of period	6,550	$15.94	7,856	$22.27	11,416	$21.12

Weighted average fair value of options granted during the period at market		$4.30		$4.47		$1.55

During the three-year period ended December 31, 2005, Dynegy did not grant any options at an exercise price less than the market price on the date of grant.

Options outstanding as of December 31, 2005 are summarized below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable at December 31, 2005	Weighted Average Exercise Price
	(options in thousands)
$ 0.88-$ 2.15	2,276	6.8	$1.25	2,038	$1.19
$ 2.16-$ 5.15	3,110	8.3	$4.35	776	$4.36
$ 5.16-$11.59	477	2.9	$10.00	477	$10.00
$11.60-$23.18	805	3.4	$15.99	805	$15.99
$23.19-$23.83	215	4.2	$23.37	215	$23.37
$23.84-$25.30	1,141	6.0	$23.85	1,141	$23.85
$25.31-$34.77	200	1.7	$33.97	200	$33.97
$34.78-$40.57	60	4.6	$37.14	60	$37.14
$40.58-$46.36	6	5.3	$44.64	6	$44.64
$46.37-$52.16	802	5.1	$47.22	802	$47.22
$52.17-$57.95	30	5.3	$56.14	30	$56.14

	9,122			6,550

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2005, 2004 and 2003: dividends per year of zero for 2005 and 2004 and 2003; expected volatility of 84.1%, 87.5%, and 89.6%, respectively; a risk-free interest rate of 4.2%, 4.1%, and 3.9%, respectively; and an expected option life of 10 years for all periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Employee Compensation, Savings and Pension Plans

Short-Term Incentive Plan. We maintain a discretionary incentive compensation plan to provide employees with rewards for the achievement of corporate goals and individual, professional accomplishments. Specific awards are at the discretion of the Compensation and Human Resources Committee of the Board of Directors.

In addition, in 2003, Dynegy adopted the Mid-Term Incentive Plan. This special compensation program is limited to select employees who are eligible to receive cash compensation of up to 200% of their annual base salary, payable in two installments over a two-year period, based on the performance of Dynegy’s Class A common stock during the last 30 trading days in 2004 and over the entire year in 2005. The first performance period ended December 31, 2004. The first installment in the aggregate amount of approximately $0.6 million was approved by Dynegy’s Compensation and Human Resources Committee of the Board of Directors and was paid during the first quarter 2005. The second and final installment in the aggregate amount of approximately $0.4 million was approved and paid during the first quarter 2006. We account for this cash plan using variable plan accounting and recognized an aggregate amount of zero and approximately $1 million in compensation expense during 2005 and 2004, respectively, associated with the plan. The plan was terminated in February 2006.

401(k) Savings Plan. During the 12-months ended December 31, 2005, our employees participated in four 401(k) savings plans, all of which meet the requirements of Section 401(k) of the Internal Revenue Code and are defined contribution plans subject to the provisions of ERISA. The following summarizes the plans:

•	Dynegy Inc. 401(k) Savings Plan—this plan and the related trust fund are established and maintained for the exclusive benefit of participating employees in the United States. All employees of designated Dynegy subsidiaries are eligible to participate in the plan. Employee pre-tax contributions to the plan are matched 100%, up to a maximum of 5% of base pay, subject to IRS limitations. Vesting in our contributions is based on years of service at 25% per full year of service. Dynegy may also make annual discretionary contributions to employee accounts, subject to its performance. Matching and discretionary contributions, if any, are allocated in the form of units in the Dynegy common stock fund. During the years ended December 31, 2005, 2004 and 2003, we issued approximately 0.9 million, 0.9 million and 1.8 million shares, respectively, of Dynegy’s common stock in the form of matching contributions to fund the plan. No discretionary contributions were made for any of the years in the three-year period ended December 31, 2005;

•	Dynegy Midwest Generation, Inc. 401(K) Savings Plan (formerly the Illinois Power Company Incentive Savings Plan) and Dynegy Midwest Generation, Inc. 401(K) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (formerly the Illinois Power Company Incentive Savings Plan for Employees Covered Under A Collective Bargaining Agreement)—we match 50% of employee contributions to the plans, up to a maximum of 6% of compensation, subject to IRS limitations. Employees are immediately 100% vested in our contributions. Matching contributions to the plans are allocated in the form of units in the Dynegy common stock fund. During the years ended December 31, 2005, 2004 and 2003, we issued 0.2 million, 0.6 million and 1.2 million shares, respectively, of Dynegy’s common stock in the form of matching contributions to the plans; and

•	Dynegy Northeast Generation, Inc. Savings Incentive Plan—under this plan, which is for union and non-union employees, we match 24% of employee contributions up to 6% of base salary for union employees and 50% of employee contributions up to 8% of base salary for non-union employees, in each case subject to IRS limitations. Employees are immediately 100% vested in our contributions. Matching contributions to this plan are made in cash and invested according to the employee investment discretion.

During the years ended December 31, 2005, 2004 and 2003, we recognized aggregate costs related to these employee compensation plans of $5 million, $5 million and $5 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension and Other Post-Retirement Benefits.

We have various defined benefit pension plans and post-retirement benefit plans. All domestic employees participate in the pension plans, but only some of our domestic employees participate in the other post-retirement medical and life insurance benefit plans. Our pension plans are in the form of a cash balance plan and more traditional career average or final average pays formula plans. We use a December 31 measurement date for all of our plans.

Prior to September 30, 2004, our employees and other Dynegy employees were participants in various defined benefit pension plans and post-retirement benefit plans. We accounted for these plans as multiemployer plans, and as such, the applicable portions of the plans’ accrued benefit liabilities and fair value of the plan assets were not recorded on our balance sheets. However, as a result of Dynegy’s sale of Illinois Power to Ameren, the number of participants in Dynegy’s various defined benefit pension plans and post-retirement benefit plans was reduced substantially. As of October 1, 2004, all participants in the plans are our employees. As a result, we transferred the remaining balance of the plans’ accrued benefit liabilities and fair value of the plan assets to our balance sheets as of September 30, 2004. Considering the transfer, during the years ended December 31, 2005, 2004 and 2003, we recognized pension expense for these plans totaling approximately $15 million, $15 million and $12 million, respectively.

Obligations and Funded Status. The following tables contain information about the obligations and funded status of these plans on a combined basis:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
	(in millions)
Projected benefit obligation, beginning of the year	$153	$42	$46	$12
Service cost	11	4	2	1
Interest cost	9	4	2	1
Plan amendments	4	—	—	—
Actuarial (gain) loss	6	4	5	—
Transfer due to sale of Illinois Power	—	100	—	32
Benefits paid	(4)	(1)	—	—

Projected benefit obligation, end of the year	$179	$153	$55	$46

Fair value of plan assets, beginning of the year	$88	$29	$—	$—
Actual return on plan assets	2	7	—	—
Transfer due to sale of Illinois Power	—	52	—	—
Employer contributions	31	1	—	—
Benefits paid	(4)	(1)	—	—

Fair value of plan assets, end of the year	$117	$88	$—	$—

Funded status	$(63)	$(66)	$(55)	$(46)
Unrecognized prior service costs	8	6	—	—
Unrecognized actuarial (gain) loss	54	46	24	21

Net amount recognized	$(1)	$(14)	$(31)	$(25)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		Other Benefits
	December 31,		December 31,
	2005	2004	2005	2004
	(in millions)
Accrued benefit liability	$(36)	$(40)	$(31)	$(25)
Intangible asset	8	6	—	—
Accumulated other comprehensive income	27	20	—	—

Net amount recognized	$(1)	$(14)	$(31)	$(25)

The accumulated benefit obligation for all defined benefit pension plans was $152 million and $125 million at December 31, 2005 and 2004, respectively.

On December 31, 2005 and December 31, 2004, our annual measurement date, the accumulated benefit obligation related to certain of our pension plans exceeded the fair value of the pension plan assets. As a result, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” we have recorded a minimum pension liability, with an offset to accumulated other comprehensive loss. The following summarizes information for pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,
	2005	2004
	(in millions)
Projected benefit obligation	$179	$153
Accumulated benefit obligation	152	125
Fair value of plan assets	117	88

The following summarizes the change to accumulated other comprehensive loss associated with the minimum pension liability:

	2005	2004	2003
	(in millions)
Change in minimum liability included in other comprehensive income (loss) (net of tax benefit (expense) of $3 million, $5 million and zero, respectively)	$(5)	$(10)	$—

Components of Net Periodic Benefit Cost. The components of net periodic benefit cost were:

	Pension Benefits			Other Benefits
	2005	2004	2003	2005	2004	2003
	(in millions)
Service cost benefits earned during period	$11	$4	$1	$2	$1	$1
Interest cost on projected benefit obligation	9	4	2	3	1	1
Expected return on plan assets	(8)	(4)	(2)	—	—	—
Amortization of prior service costs	1	—	—	—	—	—
Recognized net actuarial loss	2	1	1	1	1	—

Net periodic benefit cost	$15	$5	$2	$6	$3	$2
Additional cost due to curtailment	3	—	—	—	—	—

Total net periodic benefit cost	$18	$5	$2	$6	$3	$2

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions. The following weighted average assumptions were used to determine benefit obligations:

	Pension Benefits		Other Benefits
	December 31,		December 31,
	2005	2004	2005	2004
Discount rate (1)	5.52%	5.75%	5.53%	5.75%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%

(1)	On December 31,2005, we changed to a yield curve approach for determining the discount rate. Projected benefit payments for the plans were matched against the discount rates in the Citigroup Pension Discount Curve to produce a weighted-average equivalent discount rate of 5.52% for the pension plans and 5.53% for the other retirement plans. Prior to December 31, 2005, the discount rate was based on a review of long-term bonds that received one of the two highest ratings given by a recognized rating agency.

The following weighted average assumptions were used to determine net periodic benefit cost:

	Pension Benefits			Other Benefits
	Year Ended December 31,			Year Ended December 31,
	2005	2004	2003	2005	2004	2003
Discount rate	5.75%	5.98%	6.50%	5.75%	5.99%	6.50%
Expected return on plan assets	8.25%	8.75%	9.00%	N/A	8.75%	9.00%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

Our expected long-term rate of return on plan assets for the year ended December 31, 2006 will be 8.25%. This figure begins with a blend of asset class-level returns developed under a theoretical global capital asset pricing model methodology conducted by an outside consultant. In development of this figure, the historical relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long-term. Current market factors such as inflation and interest rates are also incorporated in the assumptions. The figure also incorporates an upward adjustment reflecting the plan’s use of active management and favorable past experience.

The following summarizes our assumed health care cost trend rates:

	December 31,
	2005	2004
Health care cost trend rate assumed for next year	9.47%	10.10%
Ultimate trend rate	5.00%	5.36%
Year that the rate reaches the ultimate trend rate	2015	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The impact of a one percent increase/decrease in assumed health care cost trend rates is as follows:

	Increase	Decrease
	(in millions)
Aggregate impact on service cost and interest cost	$1.2	$(0.9)
Impact on accumulated post-retirement benefit obligation	$9.7	$(7.7)

Plan Assets. We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. Other assets such as private equity are judiciously to enhance long-term returns while improving portfolio diversification.

Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investment. Investment risk is measured and monitored on an ongoing basis through quarterly investments portfolio reviews, periodic asset/liability studies, and annual liability measurements.

Our pension plans weighted-average asset allocations by asset category were as follows:

	December 31,
	2005	2004
Equity securities	70%	72%
Debt securities	30%	28%

Total	100%	100%

Equity securities did not include any of Dynegy’s common stock at December 31, 2005 or 2004.

Contributions. During the year ended December 31, 2005, we contributed approximately $31 million to our pension plans and $0.2 million to our other post-retirement benefit plans. In 2006, we expect to contribute approximately $17 million to our pension plans and less than $1 million to our other postretirement benefit plans.

Our expected benefit payments for future services for our pension and other postretirement benefits are as follows:

	Pension Benefits	Other Benefits
	(in millions)
2006	$10.1	$0.4
2007	9.2	0.7
2008	8.2	0.9
2009	7.1	1.4
2010	6.4	1.8
2011 – 2014	51.9	16.0

Medicare Prescription Drug, Improvement and Modernization Act of 2003. On December 8, 2003, President Bush signed into law a bill that expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. In anticipation of this new benefit, the December 31, 2004 Accumulated Postretirement Benefit Obligation was reduced by approximately $1 million, with the expectation that we would coordinate its benefits with the Medicare prescription drug plan. However, in 2005, no provisions were set forth to handle this coordination; as a result, the December 31, 2005 Accumulated Postretirement Benefit Obligation does not reflect significant savings due to the Medicare prescription drug plan.

Note 18—Segment Information

As reflected in this report, we have changed our reportable segments. Prior to this report, we reported results for the following segments: GEN, NGL and CRM. Other reported results included corporate overhead. Following

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the sale of DMSLP in October 2005, our current business operations are focused primarily on the power generation sector of the energy industry. Therefore, beginning in the fourth quarter 2005, we report the results of our power generation business as three separate geographical segments in our consolidated financial statements: (1) the Midwest segment (GEN-MW); (2) the Northeast segment (GEN-NE); and (3) the South segment (GEN-SO). We also continue to separately report the results of our NGL and CRM because of the diversity among their respective operations. Our consolidated financial results also reflect corporate-level expenses such as general and administrative, interest and depreciation and amortization.

In connection with our exit from the third party marketing and trading business, individual contracts within the former WEN segment were identified on January 1, 2003 as either contracts with our power generation segments, as they were determined to be part of our continuing operations, or CRM contracts. Under this new business segment model, CRM continued to transact with third parties on behalf of our power generation segments. When transacting on behalf of our power generation segments and our other segments, CRM would record third party revenue related to our power generation segments and our other segments, together with its other third party marketing and trading positions unrelated to the our other segments. Transfer pricing between CRM and our other segments was set at the actual amount received or paid for the purchases and sales to the third parties. Therefore, our other segments intersegment revenues included the effects of intra-month market price volatility, and represented amounts actually received from or paid to third parties.

Effective July 1, 2004, our power generation segments began transacting directly with third parties on its own behalf. Therefore, certain generation capacity, forward sales, and related market positions previously sold by our power generation segments to CRM are now sold by our power generation segments directly to third parties. Our power generation segments now record revenues for such third party sales as unaffiliated revenues.

Revenues from third party sales in which a power generation segment entity is the legal party to the third party sales contracts are presented gross in the respective power generation segments’ unaffiliated revenues for the years ended December 31, 2005, 2004 and 2003.

For the year ended December 31, 2005, approximately 30%, 23% and 10% of our consolidated revenues were derived from transactions with NYISO, AmerenIP and Constellations Energy, respectively. For the year ended December 31, 2004, approximately 19% and 10% of our consolidated revenues were derived from transactions with NYISO and AEP, respectively. For the year ended December 31, 2003, approximately 21% and 13% of our consolidated revenues were derived from transactions with NYISO and Constellation Energy, respectively. No other customer accounted for more than 10% of our consolidated revenues during 2005, 2004 or 2003.

Pursuant to EITF Issue 02-03, all gains and losses on third party energy trading contracts in the CRM segment, whether realized or unrealized, are presented net in the consolidated statements of operations. For the purpose of the segment data presented below, intersegment transactions between CRM and our other segments are presented net in CRM intersegment revenues but are presented gross in the intersegment revenues of our other segments, as the activities of our other segments are not subject to the net presentation requirements contained in EITF Issue 02-03. If transactions between CRM and our other segments result in a net intersegment purchase by CRM, the net intersegment purchases and sales are presented as negative revenues in CRM intersegment revenues. In addition, intersegment hedging activities are presented net pursuant to SFAS No. 133.

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our natural gas liquids operations comprise the NGL segment. Such operations have been reclassified to discontinued operations. Reportable segment information, including intercompany transactions accounted for at prevailing market rates, for the years ended December 31, 2005, 2004 and 2003 is presented below:

Dynegy Holdings’ Segment Data for the Year Ended December 31, 2005

(in millions)

	Power Generation					Other and Eliminations
	GEN-MW	GEN-NE	GEN-SO	CRM	NGL		Total
Unaffiliated revenues:
Domestic	$947	$543	$441	$21	$—	$—	$1,952
Other	—	—	—	(186)	—	—	(186)

	947	543	441	(165)	—	—	1,766
Affiliate revenues	—	—	—	223	—	—	223
Intersegment revenues	—	4	(35)	31	—	—	—

Total revenues	$947	$547	$406	$89	$—	$—	$1,989

Depreciation and amortization	$(157)	$(10)	$(23)	$(1)	$—	$(18)	$(209)
Impairment and other charges	(30)	—	—	—	—	(10)	(40)
Operating income (loss)	$199	$33	$(22)	$(474)	$—	$(298)	$(562)
Earnings (losses) from unconsolidated investments	7	—	(7)	—	—	—	—
Other items, net	2	—	(1)	—	—	9	10
Interest expense							(320)

Loss from continuing operations before taxes							(872)
Income tax benefit							288

Loss from continuing operations							(584)
Income from discontinued operations, net of taxes							817
Cumulative effect of change in accounting principle, net of taxes							(5)

Net income							$228

Identifiable assets:
Domestic	$3,789	$385	$1,427	$59	$30	$3,138	$8,828
Other	—	—	—	783	—	—	783

Total	$3,789	$385	$1,427	$842	$30	$3,138	$9,611

Unconsolidated investments	$60	$—	$207	$—	$—	$—	$267
Capital expenditures	$(113)	$(19)	$(9)	$—	$(45)	$(7)	$(193)

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dynegy Holdings’ Segment Data for the Year Ended December 31, 2004

(in millions)

	Power Generation			CRM	NGL	Other and Eliminations	Total
	GEN-MW	GEN-NE	GEN-SO
Unaffiliated revenues:
Domestic	$336	$189	$177	$682	$—	$—	$1,384
Other	—	—	—	(87)	—	—	(87)

	336	189	177	595	—	—	1,297
Affiliate revenues	352	—	—	—	—	—	352
Intersegment revenues	187	238	88	(423)	—	(90)	—

Total revenues	$875	$427	$265	$172	$—	$(90)	$1,649

Depreciation and amortization	$(156)	$(10)	$(24)	$(1)	$—	$(33)	$(224)
Impairment and other charges	—	—	—	—	—	(24)	(24)
Operating income (loss)	$194	$21	$(53)	$(118)	$—	$(280)	$(236)
Earnings from unconsolidated investments	5	—	111	—	—	—	116
Other items, net	—	—	—	(3)	—	8	5
Interest expense							(332)

Loss from continuing operations before taxes							(447)
Income tax benefit							180

Loss from continuing operations							(267)
Income from discontinued operations, net of taxes							163

Net loss							$(104)

Identifiable assets:
Domestic	$4,112	$295	$1,077	$312	$2,018	$1,549	$9,363
Other	—	—	—	749	5	12	766

Total	$4,112	$295	$1,077	$1,061	$2,023	$1,561	$10,129

Unconsolidated investments	$62	$—	$274	$—	$78	$—	$414
Capital expenditures	$(113)	$(17)	$(15)	$—	$(61)	$(13)	$(219)

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dynegy Holdings’ Segment Data for the Year Ended December 31, 2003

(in millions)

	Power Generation			CRM	NGL	Other and Eliminations	Total
	GEN-MW	GEN-NE	GEN-SO
Unaffiliated revenues:
Domestic	$77	$68	$207	$654	$—	$—	$1,006
Other	—	—	—	(49)	—	—	(49)

	77	68	207	605	—	—	957
Affiliate revenues	472	—	—	97	—	—	569
Intersegment revenues	302	354	120	(724)	—	(52)	—

Total revenues	$851	$422	$327	$(22)	$—	$(52)	$1,526

Depreciation and amortization	$(148)	$(9)	$(28)	$—	$—	$(64)	$(249)
Impairment and other charges	—	—	(10)	(1)	—	7	(4)
Operating income (loss)	$196	$46	$(44)	$(385)	$—	$(243)	$(430)
Earnings (losses) from unconsolidated investments	12	—	124	(2)	—	—	134
Other items, net	—	—	1	31	—	(9)	23
Interest expense							(332)

Loss from continuing operations before taxes							(605)
Income tax benefit							241

Loss from continuing operations							(364)
Income from discontinued operations, net of taxes							88
Cumulative effect of change in accounting principles, net of taxes							42

Net loss							$(234)

Identifiable assets:
Domestic	$3,920	$245	$768	$1,863	$1,784	$858	$9,438
Other	—	—	—	807	(25)	44	826

Total	$3,920	$245	$768	$2,670	$1,759	$902	$10,264

Unconsolidated investments	$97	$—	$398	$—	$82	$—	$577
Capital expenditures and investments in unconsolidated affiliates	$(118)	$(18)	$(15)	$(2)	$(51)	$(5)	$(209)

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Quarterly Financial Information (Unaudited)

The following is a summary of our unaudited quarterly financial information for the years ended December 31, 2005 and 2004:

	Quarter Ended
	March 2005	June 2005	September 2005	December 2005
	(in millions)
Revenues	$448	$342	$735	$464
Operating income (loss)	(112)	(74)	129	(505)
Income (loss) before cumulative effect of change in accounting principles	(94)	(37)	78	286
Net income (loss)	(94)	(37)	78	281

	Quarter Ended
	March 2004	June 2004	September 2004	December 2004
	(in millions)
Revenues	$437	$480	$405	$327
Operating income (loss)	(15)	36	(16)	(241)
Income (loss) before cumulative effect of change in accounting principles	21	17	(8)	(134)
Net income (loss)	21	17	(8)	(134)

Note 20—Subsequent Events

Sterlington Termination. On March 7, 2006, we completed the termination of the Sterlington long-term wholesale power tolling contract with Quachita Power LLC. Please read Note 3—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—Sterlington Contract Termination beginning on page F-50 for further discussion.

Senior Secured Credit Facility. On March 6, 2006, we entered into a third amended and restated credit agreement (the “Senior Secured Credit Facility”) with Citicorp USA, Inc. and JPMorgan Chase Bank, N.A., as co-administrative agents, JP Morgan Chase Bank, N.A., as collateral agent, Citigroup Global Markets Inc. and JP Morgan Securities Inc., as joint lead arrangers, and the other financial institutions parties thereto as lenders. The Senior Secured Credit Facility replaces our former cash-collateralized Amended and Restated Credit Facility with a $400 million revolving credit facility thereby permitting the return to us of $335 million plus accrued interest in cash collateral securing the former Amended and Restated Credit Facility. The Senior Secured Credit Facility is secured by substantially all of our assets, as borrower, and certain of our subsidiaries, as subsidiary guarantors, and certain of the assets of Dynegy, as parent guarantor. Letters of credit issued under the former Amended and Restated Credit Facility will be continued under the Senior Secured Credit Facility.

The revolving credit facility matures March 6, 2009. Borrowings under the revolving credit facility bear interest, at our option, at either the base rate, which is calculated as the higher of Citibank’s publicly announced base rate and the federal funds rate in effect from time to time plus 0.50%, or the Eurodollar rate, in each case, plus an applicable margin. The applicable margin is 1% per annum for base rate loans and 2% percent per annum for Eurodollar loans. An unused commitment fee of 0.50% is payable on the unused portion of the revolving credit facility.

The Senior Secured Credit Facility contains mandatory prepayment provisions associated with specified asset sales and dispositions (including as a result of casualty or condemnation) and the receipt of proceeds by us

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and certain of our subsidiaries of any permitted additional non-recourse indebtedness. Commencing in 2008 with respect to the fiscal year ending December 31, 2007, each year we will be required to apply toward the prepayment of the loans and the permanent reduction of the commitments under the revolving credit facility (or to posting cash collateral in lieu thereof), a portion of our excess cash flow as calculated under the Senior Secured Credit Facility for the prior fiscal year. This portion will be 50% initially and will fall to 25% when and if our leverage ratio is less than or equal to 3.50 to 1.00.

The Senior Secured Credit Facility contains affirmative covenants and negative covenants and events of default. Subject to certain exceptions, we and our subsidiaries are subject to restrictions on incurring additional indebtedness, limitations on capital expenditures and limitations on dividends and other payments in respect of capital stock. The Senior Secured Credit Facility also contains certain financial covenants, including a minimum cash equivalents covenant that requires us and certain of our subsidiaries to maintain at all times cash equivalents in an aggregate principal amount of no less than $1 billion and a leverage ratio of secured debt to adjusted EBITDA of no greater than 9.0:1 through December 31, 2006, no greater than 7.5:1 during 2007, and no greater than 7.0:1 during 2008 and thereafter. We will likely need to amend the Senior Secured Credit Facility in order to use our cash to complete second priority note offer discussed below.

Second Priority Senior Secured Notes. On March 15, 2006, we commenced a cash tender offer and consent solicitation for all $225 million of our outstanding Second Priority Senior Secured Floating Rate Notes due 2008 (the 2008 Notes), all $625 million of our outstanding 9.875% Second Priority Senior Secured Notes due 2010 (the 2010 Notes) and all $900 million of our outstanding 10.125% Second Priority Senior Secured Notes due 2013 (the 2013 Notes, and collectively with the 2008 Notes and the 2010 Notes, the Notes). The total consideration for each $1,000 principal amount of the 2008 Notes tendered and accepted for purchase pursuant to the tender offer will be $1,045. The total consideration for each $1,000 principal amount of the 2010 Notes and the 2013 Notes tendered and accepted for purchase pursuant to the tender offer will be determined as specified in the Offer to Purchase and Consent Solicitation Statement, dated March 15, 2006 (the “Statement”), on the basis of a yield to the applicable first redemption date equal to the sum of (i) the yield (based on the bid side price) of the U.S. Treasury security specified in the Statement for each of the 2010 Notes and the 2013 Notes, as calculated by Credit Suisse Securities (USA) LLC (“Credit Suisse”) in accordance with standard market practice on the Price Determination Date, plus (ii) a fixed spread of 50.0 basis points. Specifically, the total consideration for each $1,000 principal amount of the 2010 Notes and the 2013 Notes tendered and accepted for purchase pursuant to the tender offer and consent solicitation will be determined as specified in the supplement dated March 20, 2006 to our Statement, on the basis of a yield to the applicable first redemption date equal to the sum of (i) the yield (based on the bid side price) of the U.S. Treasury security specified in the Statement for each of the 2010 Notes and the 2013 Notes, as calculated by Credit Suisse in accordance with standard market practice on the Price Determination Date, plus (ii) a fixed spread of 50.0 basis points. The Price Determination Date will be March 29, 2006 (unless we extend the tender offer for any period longer than ten business days from the previously scheduled expiration date, in which case a new Price Determination Date will be established).

In connection with the tender offer, we are soliciting consents to (i) certain proposed amendments to the indenture pursuant to which the Notes were issued, which would eliminate substantially all of the restrictive covenants, eliminate or modify certain events of default and eliminate or modify related provisions of the indenture and (ii) the release of certain liens securing the our obligations and the guarantors of the Notes under the indenture. We are offering to make a cash consent payment of $30 per $1,000 principal amount of Notes (which is included in the total consideration for the Notes described above) to holders who validly tender (and do not withdraw) their Notes and deliver (and do not revoke) their consents prior to 5:00 p.m., New York City time, on March 28, 2006 (the “Consent Date”). No consent payments will be made in respect of Notes tendered and consents delivered after the Consent Date. Holders may not tender their Notes without delivering their consents, and may not deliver their consents without tendering their Notes.

DYNEGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tender offer is scheduled to expire at Midnight, New York City time, on April 11, 2006, unless extended (the “Expiration Date”). The tender offer and consent solicitation are subject to the satisfaction of certain conditions, including the receipt of consents from the holders of at least two-thirds in principal amount of each series of the Notes and the consummation by us of one or more new debt financings on terms satisfactory to us in an aggregate amount not less than $750 million. No assurance can be given that such new financings will be completed in a timely manner or at all.

Convertible Subordinated Debentures due 2023. Also on March 15, 2006, Dynegy announced that it commenced an offer to convert all of its outstanding 4.75% Convertible Subordinated Debentures due 2023. Holders that validly tender (and do not withdraw) their debentures in the offer will receive for each $1,000 principal amount of debentures (a) 242.6595 shares of Dynegy Class A common stock issuable upon conversion of the debentures, (b) a premium of $193.85 payable in cash and (c) accrued and unpaid interest from February 15, 2006 up to (but not including) the date of payment payable in cash, subject to the terms and conditions of the offer. The offer will expire at 5:00 p.m., New York City time, on Thursday, April 13, 2006, unless extended.

In connection with the offer, Dynegy is also soliciting consents from the holders of the debentures to amend the indenture governing the debentures. The amendments would eliminate the cross-default and cross-acceleration provisions contained in the indenture. Holders that validly tender (and do not withdraw) their debentures in the offer will be deemed to have validly delivered their consents to the proposed amendments.

The offer and consent solicitation is being made solely by means of the prospectus contained in the registration statement filed by Dynegy with the SEC and the related letter of transmittal. As set forth in the prospectus forming a part of the registration statement, the offer and consent solicitation is subject to specified conditions, including, without limitation, that the registration statement has been declared effective by the SEC. Dynegy may waive any and all of the conditions to the offer and consent solicitation, other than the registration statement effectiveness condition. Although Dynegy’s acceptance of debentures for conversion is not subject to any minimum tender condition, the proposed indenture amendments will be effective only if Dynegy receives valid consents from holders of a majority in aggregate principal amount of the debentures.

Dynegy has filed a registration statement with the SEC relating to the offer and consent solicitation, but it has not yet become effective. These securities may not be converted or sold prior to the time the registration statement becomes effective.

DEFINITIONS

As used in the audited consolidated financial statements of Dynegy Holdings Inc., the abbreviations listed below have the following meanings:

AMP	Automated mitigation procedure
APB	Accounting Principles Board
ARB	Accounting Research Bulletin
ARO	Asset retirement obligation
Bcf/d	Billion cubic feet per day
Cal ISO	The California Independent System Operator
Cal PX	The California Power Exchange
CDWR	California Department of Water Resources
CERCLA	The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended
CFTC	Commodity Futures Trading Commission
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPUC	California Public Utilities Commission
CRM	Our customer risk management business segment
DMG	Dynegy Midwest Generation, Inc
DMSLP	Dynegy Midstream Services L.P.
DMT	Dynegy Marketing and Trade
DNE	Dynegy Northeast Generation
DOJ	Department of Justice
DOT	Department of Transportation
DPM	Dynegy Power Marketing Inc
EITF	Emerging Issues Task Force
EPA	Environmental Protection Agency
EPACT	The Energy Policy Act of 2005
ERCOT	Electric Reliability Council of Texas, Inc.
ERISA	The Employee Retirement Income Security Act of 1974, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN	FASB Interpretation
FPA	The Federal Power Act of 1935, as amended
FTC	U.S. Federal Trade Commission
FUCOs	Foreign Utility Companies
GAAP	Generally Accepted Accounting Principles of the United States of America
GEN	Our power generation business
GEN-MW	Our power generation business—Midwest segment
GEN-NE	Our power generation business—Northeast segment
GEN-SO	Our power generation business—South segment
GCF	Gulf Coast Fractionators
HLPSA	The Hazardous Liquid Pipeline Safety Act of 1979, as amended
ICC	Illinois Commerce Commission
ISO	Independent System Operator
KW—yr	Kilowatt year
KWh	Kilowatt hour
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MBbls/d	Thousands of barrels per day
Mcf	Thousand cubic feet
MISO	Midwest ISO Regional Transmission Organization
MMBtu	Millions of British thermal units

MMCFD	Million cubic feet per day
MW	Megawatts
MWh	Megawatt hour
NERC	North American Electric Reliability Council
NGA	The Natural Gas Act of 1938, as amended
NGL	Our natural gas liquids business segment
NGPA	The Natural Gas Policy Act of 1978, as amended
NGPSA	The Natural Gas Pipeline Safety Act of 1968, as amended
NOL	Net operating loss
NOV	Notice of Violation issued by the EPA
NOx	Nitrogen oxide
NYISO	New York Independent System Operator
NYDEC	New York Department of Environmental Conservation
PCAOB	Public Company Accounting Oversight Board (United States)
PJM	Pennsylvania-New Jersey-Maryland Interconnection, LLC
PRB	Powder River Basin coal
PUCT	Public Utility Commission of Texas
PUHCA	The Public Utility Holding Company Act of 1935, as amended
PURPA	The Public Utility Regulatory Policies Act of 1978
QFs	Qualifying Facilities
RCRA	The Resource Conservation and Recovery Act of 1976, as amended
RMR	Reliability Must Run
RTO	Regional Transmission Organization
SEC	U.S. Securities and Exchange Commission
SERC	Southeastern Electric Reliability Council
SFAS	Statement of Financial Accounting Standards
SO2	Sulfur dioxide
SPDES	State Pollutant Discharge Elimination System
SPE	Special Purpose Entity
SPN	Second Priority Senior Secured Notes
VaR	Value at Risk
VIE	Variable Interest Entity
VLGC	Very large gas carrier
WECC	Western Electricity Coordinating Council
WEN	Our former wholesale energy network business segment

Schedule II

DYNEGY HOLDINGS INC.

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2005, 2004 and 2003

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
	(in millions)
2005
Allowance for doubtful accounts	$169	$(1)	$—	$(67)	$101
Allowance for risk-management assets (1)	6	—	—	4	10
Deferred tax asset valuation allowance	69	14	(63)	—	20

2004
Allowance for doubtful accounts	$174	$(7)	$4	$(2)	$169
Allowance for risk-management assets (1)	11	—	—	(5)	6
Deferred tax asset valuation allowance	51	18	—	—	69

2003
Allowance for doubtful accounts	$140	$25	$31	$(22)	$174
Allowance for risk-management assets (1)(2)	244	—	—	(233)	11
Deferred tax asset valuation allowance	51	—	—	—	51

(1)	Changes in price and credit reserves related to risk-management assets are offset in the net mark-to-market income accounts reported in revenues.
(2)	Deduction of $233 million primarily relates to the rescission of EITF Issue 98-10, which resulted in changing the accounting for certain tolling arrangements from the mark-to-market method to the accrual method. As such, the related reserves associated with the mark-to-market value were removed from the allowance for risk-management assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of West Coast Power LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in members’ equity and cash flows present fairly, in all material respects, the financial position of West Coast Power LLC (the “Company”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9, the Company is the subject of substantial litigation. The Company’s ongoing liquidity, financial position and operating results may be adversely impacted by the nature, timing and amount of the resolution of such litigation. The consolidated financial statements do not include any adjustments, beyond existing accruals applicable under Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” that might result from the ultimate resolution of such matters.

As discussed in Note 2, effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”.

/s/    PricewaterhouseCoopers LLP

Houston, Texas

March 14, 2006

WEST COAST POWER LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2005	December 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	$165,704	$208,730
Accounts receivable, net of allowance for doubtful accounts of zero and $1,032, respectively	75,654	113,794
Inventory	17,937	18,347
Prepaid expenses	52,211	52,121
Assets from risk-management activities	—	33,231

Total Current Assets	311,506	426,223

Property, Plant and Equipment	600,712	596,776
Accumulated depreciation	(224,446)	(203,060)

Property, Plant and Equipment, Net	376,266	393,716

Other Long Term Assets	2,036	2,971

Total Assets	$689,808	$822,910

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	$3,906	$1,694
Accounts payable, affiliates	30,547	33,529
Accrued liabilities and other current liabilities	8,470	10,132
Liabilities from risk-management activities	—	36,790

Total Current Liabilities	42,923	82,145

Asset retirement obligation	5,481	5,223

Total Liabilities	48,404	87,368

Commitments and Contingencies (Note 9)
Total Members’ Equity	641,404	735,542

Total Liabilities and Members’ Equity	$689,808	$822,910

See the notes to the consolidated financial statements.

WEST COAST POWER LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2005	2004	2003
Revenues	$300,581	$725,626	$695,964
Affiliate operating costs, exclusive of depreciation shown separately below	(218,517)	(314,754)	(301,351)
Non-affiliate operating costs, exclusive of depreciation shown separately below	(39,940)	(42,189)	(62,372)
Depreciation and amortization expense	(22,017)	(39,456)	(31,693)
Goodwill impairment	—	—	(38,998)
Impairment charges	—	(24,348)	—
Gain on sale of assets	1	689	—
General and administrative expenses	(5,318)	(2,078)	(30,461)

Operating income	14,790	303,490	231,089
Interest expense	—	(82)	(176)
Interest income	6,572	2,539	1,327

Income before cumulative effect of change in accounting principle	21,362	305,947	232,240
Cumulative effect of change in accounting principle	—	—	1,030

Net income	$21,362	$305,947	$233,270

See the notes to the consolidated financial statements.

WEST COAST POWER LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(in thousands)

	Members’ Equity	Comprehensive Income
Balance at December 31, 2002	$640,815
Net income	233,270	$233,270

Comprehensive income		$233,270

Distributions	(226,000)

Balance at December 31, 2003	$648,085
Net income	305,947	$305,947

Comprehensive income		$305,947

Contributions	5,000
Distributions	(217,245)
Other distributions	(6,245)

Balance at December 31, 2004	$735,542
Net income	21,362	$21,362

Comprehensive income		$21,362

Distributions	(115,500)

Balance at December 31, 2005	$641,404

See the notes to the consolidated financial statements.

WEST COAST POWER LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$21,362	$305,947	$233,270
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	22,017	39,456	31,693
Goodwill impairment	—	—	38,998
Impairment charges	—	24,348	—
Risk-management activities	(3,559)	3,559	—
Gain on sale of assets	(1)	(689)	—
Cumulative effect of change in accounting principle	—	—	(1,030)
Other, non-cash and adjustments	151	(1,313)	—
Changes in working capital:
Accounts receivable, net	38,140	(55,950)	3,127
Inventory	1,345	1,281	1,164
Prepaid expenses	(366)	(11,584)	(30,338)
Accounts payable	(770)	14,949	(20,690)
Accrued liabilities and other current liabilities	(1,662)	(18,654)	20,571
Other	67	(1,512)	3,744

Net cash provided by operating activities	76,724	299,838	280,509

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,251)	(1,386)	(25,709)
Decrease in restricted cash	—	—	69,362
Proceeds from asset sales, net	1	3,278	—

Net cash provided by (used in) investing activities	(4,250)	1,892	43,653

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	—	—	(10,000)
Distributions	(115,500)	(217,245)	(226,000)

Net cash used in financing activities	(115,500)	(217,245)	(236,000)

Net increase (decrease) in cash and cash equivalents	(43,026)	84,485	88,162
Cash and cash equivalents, beginning of period	208,730	124,245	36,083

Cash and cash equivalents, end of period	$165,704	$208,730	$124,245

Supplemental Disclosure of Cash Flow Information:
Interest paid	—	82	178

Other non-cash investing and financing activity:
Contribution of El Segundo Power II LLC by NRG	—	5,000	—

See the notes to the consolidated financial statements.

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Operations of the Company

Effective June 30, 1999, Dynegy Power Corp. (“DPC”), an indirect wholly owned subsidiary of Dynegy Holdings Inc. (“Dynegy”), and NRG Energy, Inc. (“NRG”), then a subsidiary of Xcel Energy, Inc (collectively, the “Sponsors”) formed WCP (Generation) Holdings LLC (“Holdings”) and West Coast Power LLC (“WCP”, “we”, “us” or “our”), both of which are Delaware limited liability companies. The Sponsors have an equal interest in Holdings and share in profits and losses equally. WCP is wholly owned by Holdings and serves as a holding company for El Segundo Power, LLC (“ESP”), El Segundo Power II LLC (“ESP II”), Long Beach Generation LLC (“LBG”), Cabrillo Power I LLC (“Cabrillo I”) and Cabrillo Power II LLC (“Cabrillo II”). NRG became an independent public company upon its emergence from bankruptcy on December 5, 2003 and no longer has any material affiliation or relationship with Xcel Energy.

Upon formation of WCP, the assets and liabilities of ESP, LBG, Cabrillo I and Cabrillo II (collectively, the “LLCs”) were contributed to WCP by the Sponsors and were recorded at their historical costs because the transfer represented a reorganization of entities under common control. Operations are governed by the executive committee, which consists of two representatives from each Sponsor.

On December 27, 2005, Dynegy entered into an agreement to sell its 50% ownership interest in Holdings to NRG for approximately $205 million, subject to purchase price adjustments. After the transaction, we will become an indirect wholly owned subsidiary of NRG. Dynegy and NRG expect the sale to close in early 2006.

ESP owns a 670-megawatt (“MW”) plant located in EI Segundo, California, consisting of two operating steam electric generating units. The facility has operated as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market and other western markets. In December 2004, the California Independent System Operator (“Cal ISO”), pursuant to its tariff, designated ESP units 3 and 4 as Reliability Must Run (“RMR”) units for the calendar year 2005. On December 21, 2004, ESP filed with the Federal Energy Regulatory Commission (“FERC”), an application for approval of its rates as an RMR designated facility. ESP made the election to collect rates as a “Condition 2” plant, effective January 1, 2005. In the third quarter of 2005, ESP entered into a settlement with various California parties including the Cal ISO, regarding the rate application. In the fourth quarter of 2005, FERC issued an order approving the settlement and accepting the agreed upon rates.

On January 27, 2005, Dynegy Power Marketing Inc, an affiliate of ESP, acting as its fully authorized agent, entered into a power purchase agreement with a major California utility for a term commencing May 1, 2005 and ending December 31, 2005. As part of that agreement, ESP was required to obtain certain consents and waivers from Cal ISO and to file for an application with FERC to change from “Condition 2” to “Condition 1” under the Cal ISO tariff. Such consents and waivers were received from the Cal ISO, an application to FERC was filed and the changes were accepted. As a result of these actions, during the term of this agreement, the utility was entitled to primary energy dispatch right for the facility’s generating capacity while preserving Cal ISO’s ability to call on the El Segundo facility as a reliability resource under the RMR agreement, if necessary. (See Note 7—Power Purchase Agreement for a more detailed explanation).

In the fourth quarter 2005, ESP entered into a power sales agreement with a major California utility for the sale of 100% of the capacity and associated energy from the El Segundo facility from May 2006 through April 2008. During the term of this agreement, the utility will be entitled to primary energy dispatch right for the facility’s generating capacity.

For the calendar year 2006, ESP was not designated as an RMR resource by the Cal ISO.

In October 2004, the FERC approved WCP’s settlement of claims relating to western energy market transactions that occurred from January 2000 through June 2001. (See Note 9—Commitments and Contingencies

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for further discussion of this settlement). Included in this settlement was a payment of $22,544,942 to various California energy purchasers. In order to provide the funds for this settlement, Dynegy has agreed to forego approximately $17,000,000 of distributions from WCP, and NRG has agreed to forego approximately $5,500,000 of distributions and contribute El Segundo Power II LLC valued at $5,000,000 to WCP. The contribution of these assets is reflected as a contribution in the Consolidated Statements of Changes in Members’ Equity. WCP paid $6,244,942 of the settlement on behalf of Dynegy in accordance with the settlement agreement, and is recorded as a reduction of Dynegy’s member’s equity on the Consolidated Statements of Changes in Members’ Equity.

On December 30, 2004, NRG West Coast LLC, a Delaware limited liability company, assigned its right, title, and interest in El Segundo Power II LLC to Holdings, which in turn assigned its interest to WCP, as part of the funding of the settlement agreement with the FERC. On February 3, 2005, the California Energy Commission approved the certificate for the construction and operation of a proposed 630-MW combined-cycle facility by ESP II on the site previously used by ESP units 1 and 2. A Petition For Writ of Mandate was filed in the California Supreme Court against the California Energy Commission seeking to invalidate the certificate awarded to ESP II. The Petition was denied without comment. ESP II became 100% owned by WCP on December 30, 2004. No date has been set to commence construction, although California state law requires that construction commence five years after the issuance of the certificate.

LBG owns a 560-MW plant located in Long Beach, California. On January 1, 2005, after due notice to the Cal ISO, the plant was shut down and the operator began decommissioning, environmental remediation of the plant site, equipment salvage and investment recovery efforts.

Cabrillo I owns a 970-MW plant located in Carlsbad, California, consisting of five steam electric generating units and one combustion turbine. The facility has operated as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market and other western markets. Cabrillo I was designated as a RMR unit by the Cal ISO for 2004 and 2005. Pursuant to an uncontested settlement agreement filed in December 2004 with the Cal ISO and various interveners in FERC Docket No. ER04-308, RMR rates for the years 2004 through 2006 were agreed upon between the parties. As a part of that settlement, Cabrillo I chose to collect rates as a Condition 2 plant, effective January 1, 2005 (See Note 7—Power Purchase Agreement for a more detailed explanation). On February 14, 2005, FERC issued an order accepting these rates. In November 2005, Cabrillo I filed with FERC an application to revise its existing RMR agreement with the Cal ISO for Units 1-3 and 5. In December 2005, FERC accepted those rates effective January 1, 2006. Finally, in late December 2005, Cabrillo I, Unit 4 was selected as a RMR resource for 2006 by the Cal ISO. Cabrillo I filed an application on December 29, 2005 to revise its current RMR agreement to include Unit 4 and to change Units 4 and 5 from Condition 2 to Condition 1. Cabrillo I requested an effective date of January 1, 2006. On February 13, 2006, FERC issued an order accepting the revised rates effective as of January 1, 2006. Subsequent to the FERC order approving the Cabrillo I rates, an application for rehearing challenging that order, was filed by an intervenor. We do not know when FERC will rule on that rehearing application.

Cabrillo II owns 13 combustion turbines with an aggregate capacity of 202-MW located throughout San Diego County, California. The facilities have operated as merchant plants, selling energy and ancillary services through the deregulated California wholesale electric market and other western markets. The Cabrillo II combustion turbines except for Division Street, were designated as RMR units by the Cal ISO for 2004 and 2005. Pursuant to an uncontested settlement agreement filed in December 2004 with the Cal ISO and various interveners in FERC Docket No. ER04-308, RMR rates for the years 2004 through 2006 were agreed upon between the parties. As a part of that settlement, Cabrillo I chose to continue collecting rates as a “Condition 2” plant, effective January 1, 2005 (See Note 7—Power Purchase Agreement for a more detailed explanation). On February 14, 2005, FERC issued an order accepting these rates. The same Cabrillo II units were also designated

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RMR units by the Cal ISO for 2006. In November 2005, Cabrillo II filed an application with FERC for approval of its rates. In December 2005, FERC accepted those rates effective January 1, 2006.

Note 2—Accounting Policies

Our accounting policies conform to Generally Accepted Accounting Principles (“GAAP”). Our most significant accounting policies are described below. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect our reported financial position and results of operations. We review significant estimates and judgments affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustments prior to their publication. Estimates and judgments are based on information available at the time such estimates and judgments are made. Adjustments made with respect to the use of these estimates and judgments often relate to information not previously available. Uncertainties with respect to such estimates and judgments are inherent in the preparation of financial statements. Estimates and judgments are used in, among other things, (1) developing fair value assumptions, including estimates of future cash flows and discounts rates, (2) analyzing tangible and intangible assets for possible impairment, (3) estimating the useful lives of our assets and (4) determining amounts to accrue for contingencies, guarantees and indemnifications. Our actual results from operations could differ materially from our estimates.

Principles of Consolidation. The accompanying consolidated financial statements include our accounts after eliminating intercompany accounts and transactions. Certain reclassifications have been made to prior-period amounts to conform with current-period financial statement classifications.

Cash and Cash Equivalents. Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid short-term investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts. We establish provisions for losses on accounts receivable if it becomes probable we will not collect all or part of outstanding balances. We review collectibility and establish or adjust our allowance as necessary using the specific identification method. As of December 31, 2005 and 2004, we have reserved zero and $1,032,466, respectively, as an allowance for doubtful accounts relating to receivables owed to us by the California Department of Water Resources (“CDWR”).

Concentration of Credit Risk. We sell our electricity production to purchasers of electricity in California, which includes the Cal ISO and Dynegy Power Marketing, Inc. (“DYPM”). These industry and geographical concentrations have the potential to impact our overall exposure to credit risk, either positively or negatively, because the customer base may be similarly affected by changes in economic, industry, weather or other conditions.

Inventory. Inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) or the average cost methods and are comprised of the following:

	December 31,
	2005	2004
	(in thousands)
Emissions credits (average cost)	$1,411	$1,525
Materials and supplies (average cost)	3,254	3,446
Fuel oil (LIFO)	13,272	13,376

	$17,937	$18,347

In conjunction with the retirement of LBG at the end of 2004, a lower of cost or market analysis was performed on the facility’s materials and supplies balance. The vast majority of the materials and supplies were

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

designed for use specifically at LBG or are otherwise obsolete. As a result, an adjustment of $3,027,613, which is included as a charge in operating costs on the consolidated statement of operations, was made to reduce the inventory to net realizable value as of December 31, 2004.

Emission credits represent costs paid by us to acquire additional NOx credits. We use these credits to comply with emission caps imposed by various environmental laws under which we must operate. As individual credits are used, costs are recognized as operating expense.

If we have more emission credits on hand than are required to operate our facilities, we may sell these credits. To the extent the proceeds received from the sale of such credits exceed our cost, we defer the associated gain until the period to which the allowance relates. As of December 31, 2005 we had a deferred gain of $22,307 included as accrued liabilities and other current liabilities on our consolidated balance sheets. This amount will be realized in 2006.

In addition, emissions allowances related to periods subsequent to 2006 totaling $2,035,931 at December 31, 2005, and emissions allowances related to periods subsequent to 2005 totaling $2,970,900 at December 31, 2004, are included in other long-term assets on the consolidated balance sheets.

Property, Plant and Equipment. Property, plant and equipment, which consists primarily of power generating facilities, furniture, fixtures and computer equipment, is recorded at historical cost. Expenditures for major replacements, renewals and major maintenance are capitalized. We consider major maintenance to be expenditures incurred on a cyclical basis in order to maintain and prolong the efficient operation of our assets. Expenditures for repairs and minor renewals to maintain assets in operating condition are expensed when incurred. Depreciation is provided using the straight-line method over the estimated economic service lives of the assets, ranging from 3 to 30 years. The estimated economic service lives of our asset groups are as follows:

Asset Group	Range of Years
Power Generation Facilities	3 to 30
Furniture and Fixtures	3 to 5
Other Miscellaneous	4 to 20

Gains and losses on sales of individual assets are reflected in gain on sale of assets in the consolidated statement of operations. We assess the carrying value of our plant and equipment in accordance with Statement of Financial Accounting Standards “SFAS” No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If an impairment has occurred, the amount of the impairment loss recognized would be determined by estimating the related discounted cash flows of the assets and recording a loss if the resulting estimated fair value is less than the book value. For assets identified as held for sale, the book value is compared to comparable market prices or the estimated fair value if comparable market prices are not readily available to determine if an impairment loss is required. Please read Note 4—Impairment of Long-Lived Assets for a discussion of impairment charges we recognized in 2004.

On September 30, 2004, the WCP executive committee consented to a plan to retire the Long Beach facilities effective January 1, 2005. The revision of the expected useful life of Long Beach was a change in accounting estimate, per the guidance in Accounting Principles Board Opinions “APB” No. 20, “Accounting Changes.” This change was accounted for in the current and future periods since the change affects both. The remaining asset value, excluding land, as of September 30, 2004 was $9,918,597. The depreciation was accelerated so that the Long Beach facilities were fully depreciated by December 31, 2004.

Asset Retirement Obligations. We adopted SFAS No. 143, “Asset Retirement Obligations,” effective January 1, 2003. Under the provisions of SFAS No. 143, we are required to record liabilities for legal obligations

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to retire tangible, long-lived assets. Those obligations are recorded at a discount when the liability is incurred. Significant judgment is involved in estimating future cash flows associated with such obligations, as well as the ultimate timing of the cash flows. If our estimates on the amount or timing of the cash flow change, the change may have a material impact on our results of operations.

As part of the transition adjustment in adopting SFAS No. 143, existing environmental liabilities in the amount of $5,200,000 were reversed in the first quarter 2003. The fair value of the remediation costs estimated to be incurred upon retirement of the respective assets is included in the asset retirement obligation (“ARO”) and was recorded upon adoption of SFAS No. 143. Since the previously accrued liabilities exceeded the fair value of the future retirement obligations, the impact of adopting SFAS No. 143 was an increase in earnings of $1,029,756 in 2003, which is the cumulative effect of change in accounting principle in the consolidated statement of operations.

At January 1, 2004, our ARO liabilities totaled $7,631,979, which includes monitoring charges related to El Segundo Units 1 and 2, as well as dismantlement and remediation at the Cabrillo II facilities since these assets reside on leased property. Annual accretion of the liability towards the ultimate obligation amount was $628,290 during 2004. During 2004, we settled $2,140,550 relating to our ARO. During 2004, the timing or fair value of the estimated cost to be incurred upon retirement related to the dismantlement and remediation changed for the Cabrillo II facilities. These changes resulted in an $896,809 decrease in our ARO liability. Since the change in the ARO liability associated with one of the facilities exceeded the asset retirement cost net of accumulated depreciation, an increase in earnings of $641,236 was recorded during 2004, which is included in non-affiliate operating costs on the consolidated statements of operations. At December 31, 2004, our ARO liabilities totaled $5,222,910.

Annual accretion of the liability towards the ultimate obligation amount was $490,484 during 2005. During 2005, we settled $423,288 relating to our ARO. During 2005, the estimated cost to be incurred upon retirement changed again for the Cabrillo II facilities. These changes resulted in an $190,796 increase in our ARO liability. This change resulted in a decrease in earnings of $150,832 during 2005, which is included in non-affiliate operating costs on the consolidated statements of operations. At December 31, 2005, our ARO liabilities totaled $5,480,902.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (“FIN No. 47”) which is an interpretation of SFAS No. 143. FIN No. 47 defines a conditional ARO as an ARO for which the timing and/or method of settlement are conditional upon future events that may or may not be within the control of the entity. Uncertainty about the timing and method of settlement for a conditional ARO should be considered in estimating the ARO when sufficient information exists. FIN No. 47 clarifies when sufficient information exists to reasonably estimate the fair value of an ARO. FIN No. 47 was effective for fiscal years ending after December 15, 2005. We adopted FIN No. 47 on December 31, 2005 and the adoption did not have a material impact on our consolidated statement of operations or balance sheet.

Other Contingencies. We are involved in numerous lawsuits, claims, and proceedings in the normal course of our operations. In accordance with SFAS No. 5, “Accounting for Contingencies,” we record a loss contingency for these matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review our loss contingencies on an ongoing basis to ensure that we have appropriate reserves recorded on the consolidated balance sheets. These reserves are based on estimates and judgments made by management with respect to the likely outcome of these matters, including any applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. Our estimates and judgment could change based on new information, changes in laws or regulations, changes in management’s plans or

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

intentions, the outcome of legal proceedings, settlements or other factors. If different estimates and judgments were applied with respect to these matters, it is likely that reserves would be recorded for different amounts. Actual results could vary materially from these estimates and judgments.

Liabilities for environmental contingencies are recorded when environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated. Measurement of liabilities is based, in part, on relevant past experience, currently enacted laws and regulations, existing technology, site-specific costs and cost-sharing arrangements. Recognition of any joint and several liability is based upon our best estimate of our final pro-rata share of such liability. These assumptions involve the judgments and estimates of management and any changes in assumptions could lead to increases or decreases in our ultimate liability, with any such changes recognized immediately in earnings.

Goodwill. Goodwill represents, at the time of an acquisition, the amount of purchase price paid in excess of the fair value of net assets acquired. We follow the guidance set forth in SFAS No. 142, “Goodwill and Other Intangible Assets,” when assessing the carrying value of our goodwill. Accordingly, we evaluate our goodwill for impairment on an annual basis or when events warrant an assessment. Our evaluation is based, in part, on our estimate of future cash flows. The estimation of fair value is highly subjective, inherently imprecise and can change materially from period to period based on, among other things, an assessment of market conditions, projected cash flows and discount rate. In 2003, all goodwill was impaired (See Note 3—Goodwill for a more detailed explanation). We currently have no remaining goodwill as a result of this impairment. Were we to have goodwill, we would perform our annual impairment test in December, and we may record further impairment losses in future periods as a result of such test.

Revenue Recognition. Revenues received from the RMR agreement with the Cal ISO and the ESP power sales agreement are primarily derived from capacity (availability) payments and amounts based on reimbursing variable costs. Revenues identified as being subject to future resolution are accounted for as discussed above at “Accounts Receivable and Allowance for Doubtful Accounts.”

Federal Income Taxes. We are not a taxable entity for federal income tax purposes. The Partnership’s income is included in the income tax returns of the partners. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.

Fair Value of Financial Instruments. Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and derivative instruments to hedge commodity price and interest rate risk. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturities of these instruments.

Accounting for Derivative Instruments. We may enter into various derivative instruments to hedge the risks associated with changes in commodity prices and interest rates. We use physical and financial forward contracts to hedge a portion of our exposure to price fluctuations of natural gas and electricity.

Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, we recognize all derivative instruments on the balance sheet at their fair values, and changes in fair value are recognized immediately in earnings, unless the derivatives qualify, and are designated, as hedges of future cash flows or fair values, or qualify, and are designated, as normal purchases and sales. For derivatives treated as hedges of future cash flows, we record the effective portion of changes in the fair value of the derivative instrument in other comprehensive income until the related hedged items impact earnings. Any ineffective portion of a cash flow hedge is reported in earnings immediately. For derivatives treated as fair value hedges, we

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

record changes in the fair value of the derivative and changes in the fair value of the hedged risk attributable to the related asset, liability or firm commitment in current period earnings. Derivatives treated as normal purchases or sales are recorded and recognized in income using accrual accounting. As of December 31, 2005, we had no derivative instruments recorded on our balance sheet.

Note 3—Goodwill

We recognized a $38,998,482 impairment charge in 2003 based on our annual goodwill impairment test at the consolidated WCP level. We calculated our fair value using a discounted future cash flows methodology. Fair value was negatively impacted by the expiration of the CDWR contract in December 2004 (see Note 7—Power Purchase Agreement), coupled with decreasing power prices and current market conditions. The impairment charge is included in goodwill impairment on the consolidated statements of operations. As of December 31, 2005 and 2004, we had no goodwill recorded on our balance sheet.

Note 4—Impairment of Long-Lived Assets

In December 2004, we tested our long-lived assets for impairment in accordance with SFAS No. 144. As a result of the expiration of the CDWR contract (See Note 7—Power Purchase Agreement), our impairment analysis of the Cabrillo II facility indicated future cash flows were insufficient to recover the carrying value of the long-lived assets. As a result, we recorded an impairment of $24,348,534, which is included in impairment charges on the consolidated statements of operations. At December 2005, as a result of the pending sale of Dynegy’s 50% ownership interest in WCP to NRG, we tested our assets again. Our analysis indicated no impairment was necessary.

Note 5—Derivatives and Hedging

We previously entered into a series of fixed price electricity purchases to hedge a portion of the fair value of our fixed price CDWR Power Purchase Agreement (“PPA”). During the years ended December 31, 2004 and 2003, there was no ineffectiveness from changes in fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness. Additionally, no amounts were reclassified to earnings in connection with forecasted transactions that were no longer considered probable. Upon acceptance of RMR Condition 2 on December 31, 2004, we are not exposed to the variability of cash flow from sales of power on a merchant basis. We did not enter into any fair value hedges during the year ended December 31, 2005.

The risk management assets and liabilities as of December 31, 2004 are derivatives, primarily gas and power forward sales contracts and swaps utilized to reduce our exposure to commodity price risk. However, these derivatives are not designated as cash flow hedges as defined in SFAS No. 133. As of December 31, 2005, all of our outstanding derivative positions had matured. Please read Note 7—Power Purchase Agreement for a more detailed explanation of our Power Purchase Agreements.

Note 6—Related Parties

We purchase fuel for our plants under full requirement natural gas supply agreements (“GSAs”) with Dynegy Marketing and Trade (“DMT”), one of our affiliates. Charges for fuel are based upon similar terms and conditions, primarily index, as could be obtained from unrelated third parties. Fuel purchases from DMT are included in affiliated operating costs in the consolidated statements of operations.

We contracted with DYPM to provide all power scheduling, power marketing and risk management for us under an energy management agreement (the “EMA”). Additionally, we contracted with DMT to provide all scheduling of fuel supply.

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We entered into operation and maintenance (“O&M”) agreements with NRG Cabrillo Power Operations Inc. and NRG El Segundo Operations Inc., two of our affiliates, for Cabrillo I and Cabrillo II effective May 2001 and for ESP and LBG effective April 2000. Fees for services under these contracts primarily include recovery of the costs of operating the plant as approved in the annual budget, as well as a base monthly fee. When NRG became operator, we contracted with NRG Development Company, Inc., one of our affiliates, to provide services under the Administrative Management Agreement (the “AMA”). Services provided under the AMA included environmental, engineering, legal and public relations services not covered under the O&M agreements. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget.

We entered into an administrative services management agreement (the “ASMA”) with Dynegy Power Management Services, L.P., one of our affiliates, under which Dynegy Power Management Services, L.P. provides administrative services such as business management and accounting. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget.

As described above, our affiliates provide various services for us. Charges for these services are included in our operating and general and administrative expenses in the consolidated statements of operations and consisted of the following costs:

	Years Ended December 31,
	2005	2004	2003
	(in thousands)
Dynegy Related Cost
Fuel	$180,796	$267,844	$258,134
EMA Charges	4,373	9,216	9,141

Charges included in operating costs	$185,169	$277,060	$267,275

ASMA fees included in general and administrative expenses	$1,292	$1,264	$1,538

NRG Related Cost
O&M charges included in operating costs	$33,348	$37,694	$34,076

AMA charges included in general and administrative expenses	$1,969	$1,823	$1,396

Note 7—Power Purchase Agreement

We entered into a long-term Power Purchase Agreement with the CDWR in March 2001. From March 2001 through December 31, 2004, the CDWR contracted for fixed-price firm energy and system contingent capacity and energy representing a substantial portion of WCP’s capacity. Sales to CDWR constituted approximately 71% and 88% of revenues, net of reserves, in 2004 and 2003 respectively.

The CDWR contract expired on December 31, 2004. For 2005, all of our assets operated under RMR Condition 2 contracts with the Cal ISO, except for the Long Beach facility, which was retired effective January 1, 2005 (See Note 2—Accounting Policies—Property, Plant and Equipment for further detailed discussion of the Long Beach retirement). Under the terms of these RMR contracts, the Cal ISO reimburses WCP for 100% of approved costs plus a rate of return specified in the contracts. When the facilities are instructed to provide power by the Cal ISO, they are reimbursed for their variable production costs. Under RMR Condition 2, the facilities are 100% committed to the Cal ISO and, therefore, do not experience changes in market conditions through bilateral energy or capacity sales to third parties that the Company might otherwise enter into. The RMR

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contracts are effective for calendar year 2005. For 2006, the Cal ISO has agreed to renew its RMR agreements with Cabrillo I and II. All units will be operating under Condition 2 except for Cabrillo I, Units 4 and 5, which will operate under Condition 1.

In addition, ESP entered into a power sales agreement with a major California utility for 100% of the capacity and associated energy from the El Segundo facility from May 2005 through December 2005. During the term of this agreement, the utility will be entitled to primary energy dispatch right for the facility’s generating capacity. The agreement permitted the utility to exercise primary dispatch rights under the agreement while preserving Cal ISO’s ability to call on the El Segundo facility as a reliability resource under the RMR agreement. The agreement was accounted for as an operating lease of the facility under the requirements of Emerging Issues Task Force (“EITF”) Issue No. 01-8 “Determining Whether an Arrangement Contains a Lease”, with revenues being recognized on a straight-line basis over the life of the agreement. Sales under this agreement constituted approximately 13% of revenues in 2005.

In the fourth quarter 2005, ESP entered into a power sales agreement with a major California utility for the sale of 100% of the capacity and associated energy from the El Segundo facility from May 2006 through April 2008. During the term of this agreement, the utility will be entitled to primary energy dispatch right for the facility’s generating capacity. The agreement will be accounted for as an operating lease of the facility under the requirements of EITF Issue No. 01-8, with revenues being recognized on a straight-line basis over the life of the agreement.

Note 8—Debt

In June 2003, we replaced our Refinanced Credit Agreement with an 18-month $50,000,000 letter of credit facility. With the replacement of the Refinanced Credit Agreement, we are no longer required to maintain restricted cash funds. This agreement requires us to post equal amounts of cash collateral for all letters of credit issued. This letter of credit facility incurs fees at the rate of 0.50% on any outstanding letters of credit plus a commitment fee at the rate of 0.25% on any unused amount of the commitment.

In November 2004, the letter of credit facility was extended until December 31, 2005 and increased from $50,000,000 to $85,000,000 effective January 1, 2005. We incurred financing costs of $275,000 in connection with the renewal of the agreement. These costs were fully amortized during 2005. At December 31, 2004, our deposit for our letter of credit facility was $35,300,000 and is included in prepaid expenses on our consolidated balance sheets. Of this deposit, $28,450,000 was issued in letters of credit. On December 22, 2005, the letter of credit facility was amended, reducing the available amount to $35,000,000 as of December 31, 2005, and extending the termination date to June 30, 2006. At December 31, 2005, our deposit for our letter of credit facility was zero and no letters of credit under the facility were outstanding.

In addition to our letter of credit facility, we also post cash directly with some of our counterparties. These deposits total $48,129,800 and $14,200,000 for 2005 and 2004, respectively, and are included as prepaid expenses on our consolidated balance sheets.

Our interest costs on the term loans, working capital loans and interest rate swaps (including swap termination costs and amortization costs, which are included in depreciation and amortization expense on the consolidated statements of operations) totaled approximately $275,000, $500,000, and $2,900,000 for 2005, 2004, and 2003 respectively.

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Commitments and Contingencies

Set forth below is a description of our material legal proceedings. In addition to the matters described below, we are party to legal proceedings arising in the ordinary course of business. In management’s opinion, the disposition of these matters will not materially adversely affect our financial condition, results of operations, or cash flows.

We record reserves for estimated losses from contingencies when information available indicates that a loss is probable and the amount of the loss is reasonably estimable under SFAS No. 5, “Accounting for Contingencies”. For environmental matters, we record liabilities when remedial efforts are probable and the costs can be reasonably estimated. Please see Note 2—Accounting Policies for further discussion. Environmental reserves do not reflect management’s assessment of the insurance coverage that may be applicable to the matters at issue. We cannot guarantee that the amount of any reserves will cover any cash obligations we might incur as a result of litigation or regulatory proceedings, payment of which could be material.

With respect to some of the items listed below, management has determined that a loss is not probable or that any such loss, to the extent probable, is not reasonably estimable. In some cases, management is not able to predict with any degree of certainty the range of possible loss that could be incurred. Notwithstanding these facts, management has assessed these matters based on current information and made a judgment concerning their potential outcome, giving due consideration to the nature of the claim, the amount and nature of damages sought and the probability of success. Management’s judgment may, as a result of facts arising prior to resolution of these matters or other factors, prove inaccurate and investors should be aware that such judgment is made subject to the known uncertainty of litigation.

California Market Litigation. WCP or it subsidiaries are or were defendants in lawsuits alleging rate and market manipulation in California’s wholesale electricity market during the California energy crisis and seeking unspecified treble damages. The cases are: People of the State of California ex rel. Bill Lockyer, Attorney General v. Dynegy Inc., et al and Bustamante [I] v. Dynegy Inc., et al. The Lockyer case was dismissed in federal district court in the first quarter of 2003 on the grounds of FERC preemption and the filed rate doctrine. The Ninth Circuit Court of Appeals affirmed the dismissal in June 2004, and a Petition for Writ of Certiorari to the U.S. Supreme Court was denied in April 2005. Bustamante (I) was remanded to a California state court, and in May 2005, we filed a motion to dismiss. The court granted our motion in October 2005 on grounds of federal preemption. On December 2, 2005, plaintiffs filed a notice of appeal of the dismissal order.

In addition to the lawsuits discussed above, WCP and/or the LLCs were named as defendants in seven other putative class actions and/or representative actions that were filed in state and federal court on behalf of business and residential electricity consumers against numerous power generators and marketers between April and October 2002. The complaints alleged unfair, unlawful and deceptive practices in violation of the California Unfair Business Practices Act and sought an injunction, restitution and unspecified damages. The court dismissed these actions and plaintiffs appealed. The Ninth Circuit affirmed the denial of remand and dismissal of these lawsuits in February 2005.

In December 2002, two additional actions were filed on behalf of consumers and businesses in Oregon, Washington, Utah, Nevada, Idaho, New Mexico, Arizona and Montana that purchased energy from the California market alleging violations of the Cartwright Act and unfair business practices. These cases were subsequently dismissed and re-filed in California Superior Court as one class action complaint styled Jerry Egger v. Dynegy Inc., et al. The cases were removed from state court and consolidated with existing actions pending before the U.S. District Court for the Northern District of California. Plaintiffs challenged the removal and the federal court stayed its ruling pending a decision by the Ninth Circuit on the Bustamante (I) case referenced above. Although the Ninth Circuit issued a decision remanding that case, no ruling has been made with respect to Egger.

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2004, the City of Tacoma v. American Electric Power Service Corporation, et al., was filed in Oregon and Washington federal courts against several energy companies seeking more than $30 million in compensatory damages resulting from alleged manipulation of the California wholesale power markets. In February 2005, the respective federal courts granted our motion to dismiss. Shortly thereafter, the plaintiff filed a notice of appeal to the Ninth Circuit. We filed responsive briefs in November 2005. The case remains pending.

We believe that we have meritorious defenses to these claims and intend to defend against them vigorously. We cannot predict with certainty whether we will incur any liability or estimate the range of possible loss, if any, that we might incur in connection with these lawsuits. However, given the nature of the claims, an adverse result in any of these proceedings could have a material adverse effect on our financial condition, results of operations and cash flows.

FERC and Related Regulatory Investigations—Requests for Refunds. In October 2004, the FERC approved in all respects the agreement announced by Dynegy and West Coast Power in April 2004, which provided for the settlement of FERC claims relating to western energy market transactions that occurred from January 2000 through June 2001. Market participants (other than the parties to the settlement) were permitted to opt into this settlement and share in the distribution of the settlement proceeds, and most of these other market participants have done so. The Cal ISO will determine the entitlement to refund and/or the liability of each non-settling market participant. Under the terms of the settlement, we will have no further liability to these non-settling parties. The settlement further provides that we are entitled to pursue claims for reimbursement of fuel costs against various non-settling market participants. We are currently pursuing these claims but are unable to predict the amounts that may be recovered from such parties.

The settlement does not apply to the ongoing civil litigation related to the California energy markets described above in which Dynegy and West Coast Power are defendants. The settlement also does not apply to the pending appeal by the CPUC and the California Electricity Oversight Board of the FERC’s prior decision to affirm the validity of the West Coast Power-CDWR contract. We are currently awaiting a ruling on this appeal and cannot predict their outcome.

Gas Index Pricing Litigation. We are defending the following suits claiming damages resulting from the alleged manipulation of gas index publications and prices by WCP and/or the LLCs and numerous other power generators and marketers: ABAG v. Sempra Energy et al. (filed in state court in November 2004); Bustamante v. Williams Energy Services et al. (class action filed in state court in November 2002); City and County of San Francisco v. Dynegy Inc. et al. (filed in state court in July 2004); County of Alameda v. Sempra Energy (filed in state court in October 2004); County of San Diego v. Dynegy Inc., Dynegy Marketing and Trade, West Coast Power, et al. (filed in state court in July 2004); County of San Mateo v. Sempra Energy et al. (filed in state court in December 2004); County of Santa Clara v. Dynegy Inc., Dynegy Marketing and Trade, West Coast Power, et al. (filed in state court in July 2004); Fairhaven Power Company v. Encana Corp. et al. (class action filed in federal court in September 2004); Ableman Art Glass v. EnCana Corp., et al. (filed in federal court in December 2004); Nurserymen’s Exchange v. Sempra Energy et al. (filed in state court in October 2004); In re: Natural Gas Commodity Litigation (filed in federal court in January 2004); Older v. Dynegy Inc. et al. (filed in federal court in September 2004); Sacramento Municipal Utility District (SMUD) v. Reliant Energy Services, et al. (filed in state court in November 2004); Texas-Ohio Energy, Inc. v. CenterPoint Energy Inc., et al. (class action filed in federal court in November 2003); School Project for Utility Rate Reduction v. Sempra Energy, et al. (filed in state court in November 2004); Tamco, et al. v. Dynegy, Inc., et al. (filed in state court in December 2004); Ever-Bloom, Inc. v. AEP Energy Services, Inc., et al. (filed in federal court in November 2004) and Utility Savings & Refund v. Reliant Energy Services, et al. (class action filed in federal court in November 2004). In each of these suits, the plaintiffs allege that we and other energy companies engaged in an illegal scheme to inflate natural gas prices by providing false information to gas index publications, thereby manipulating the price. All of the complaints rely

WEST COAST POWER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

heavily on the FERC and CFTC investigations into and report concerning index-reporting manipulation in the energy industry. The plaintiffs generally seek unspecified actual and punitive damages relating to costs they claim to have incurred as a result of the alleged conduct.

Pursuant to various motions filed by the parties to the litigation described above, the gas index pricing lawsuits pending in state court have been consolidated before a single judge in state court in San Diego. These cases are now entitled the “Judicial Counsel Coordinated Proceeding (JCCP) 4221, 4224, 4226, and 4228, the Natural Gas Anti-Trust Cases, I, II, III, & IV”, which we refer to as the “Coordinated Gas Index Cases.” In April 2005, defendants moved to dismiss the Coordinated Gas Index Cases on preemption and filed rate grounds. The Court denied defendants’ motion in June 2005 and in October 2005 the defendants filed answers to the plaintiffs’ complaints. The parties are presently engaged in discovery.

As to the gas index pricing lawsuits that have been filed in federal court, in Texas-Ohio, the defendants filed a motion to dismiss in May 2004, which the court granted in April 2005. The remaining federal court cases have been transferred to the federal judge in Nevada who presided over the Texas-Ohio matter. In December 2005, the Nevada federal court dismissed three additional cases (Ableman Art Glass, Fairhaven Power and Utility Savings & Refund) on similar grounds to Texas-Ohio, finding plaintiffs’ claims barred by the filed rate doctrine.

In February 2006, we reached a settlement in In re Natural Gas Commodity Litigation, resolving a class action lawsuit by all persons who purchased, sold or settled NYMEX Natural Gas Contracts as an opening or closing transaction or otherwise, between June 1, 1999 and December 31, 2002 inclusive. The underlying action alleged the named defendants (including Dynegy and West Coast Power), unlawfully manipulated and aided and abetted the manipulation of the prices of natural gas futures contracts traded on the NYMEX. Pursuant to the settlement, Dynegy and West Coast Power continue to deny plaintiffs’ allegations, and Dynegy agreed to pay $7 million in settlement of any and all claims for damages arising from or relating in any way to trading during the Class Period in NYMEX Natural Gas Contracts. The settlement is subject to a fairness hearing and final Court approval.

We are analyzing all of these claims and intend to defend against them vigorously. We cannot predict with certainty whether we will incur any liability or to estimate the damages, if any, that might be incurred in connection with these lawsuits. We do not believe that any liability that we might incur as a result of this litigation would have a material adverse effect on our financial condition, results of operations or cash flows.

U.S. Attorney Investigations. The United States Attorney’s office in the Northern District of California issued a Grand Jury subpoena requesting information related to our activities in the California energy markets in November 2002. We have been, and intend to continue, cooperating fully with the U.S. Attorney’s office in its investigation of these matters, including production of substantial documents responsive to the subpoena and other requests for information. We cannot predict the ultimate outcome of this investigation.

Note 10—Subsequent Event

On March 1, 2006, FERC approved NRG’s acquisition of Dynegy’s 50% ownership interest in us. Dynegy and NRG expect the sale to close in early 2006.

DYNEGY HOLDINGS INC.

Offer to Exchange

up to $750,000,000 Registered 8.375% Senior Unsecured Notes due 2016

for

Any and All Outstanding Unregistered 8.375% Senior Unsecured Notes due 2016

PROSPECTUS

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law (the “DGCL”), the Restated Certificate of Incorporation of the registrant (the “Certificate”) provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. By virtue of these provisions, a director of the registrant is not personally liable for monetary damages for breach of such director’s fiduciary duty except for liability for (i) breach of duty of loyalty to the registrant or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are unlawful under the DGCL or (iv) any transaction from which such director receives an improper personal benefit. In addition, the Certificate provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended. As a result, the rights of the registrant and its stockholders to obtain monetary damages for acts or omissions of directors will be more limited than they would be in the absence of these limitation of liability provisions. The limitation of liability provisions do not limit or affect a stockholder’s ability to seek and obtain relief under the federal securities laws.

Section 145 of the DGCL permits indemnification upon a determination that an officer or director has met the applicable standard of conduct. Such officer or director is required to have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of a corporation and, with respect to any criminal action, without reasonable cause to believe his conduct was unlawful. Section 145 does not authorize indemnification in actions brought by or in the right of a corporation with respect to any claim, issue or matter as to which a director or officer is adjudged to be liable to the corporation, unless specifically authorized by the Delaware Court of Chancery or the court in which such action is brought. The Certificate provides for the mandatory indemnification of officers and directors to the fullest extent permitted under the DGCL. Section 145 also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

The above discussion of the Certificate and of Sections 102 and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by reference to the Certificate and the DGCL.

Dynegy Inc. has purchased liability insurance policies covering the registrant’s directors and officers to insure against certain losses incurred by them.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit	Description
3.1	Restated Certificate of Incorporation of Dynegy Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Holdings Inc., File No. 0-29311).

3.2	Amended and Restated Bylaws of Dynegy Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Holdings Inc., File No. 0-29311).

4.1	Statement of Resolution Establishing Series of Series C Convertible Preferred Stock of Dynegy Inc. (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

Exhibit	Description
4.2	Indenture, dated as of December 11, 1995, by and among NGC Corporation, the Subsidiary Guarantors named therein and the First National Bank of Chicago, as Trustee (incorporated by reference to exhibits to the Registration Statement on Form S-3 of NGC Corporation, Registration No. 33-97368).

4.3	First Supplemental Indenture, dated as of August 31, 1996, by and among NGC Corporation, the Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1996 of NGC Corporation, File No. 1-11156).

4.4	Second Supplemental Indenture, dated as of October 11, 1996, by and among NGC Corporation, the Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1996 of NGC Corporation, File No. 1-11156).

4.5	Fourth Supplemental Indenture among NGC Corporation, Destec Energy, Inc. and The First National Bank of Chicago, as Trustee, dated as of June 30, 1997, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.12 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1997 of NGC Corporation, File No. 1-11156).

4.6	Fifth Supplemental Indenture among NGC Corporation, The Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, dated as of September 30, 1997, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 of NGC Corporation, File No. 1-11156).

4.7	Sixth Supplemental Indenture among NGC Corporation, The Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, dated as of January 5, 1998, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 of NGC Corporation, File No. 1-11156).

4.8	Seventh Supplemental Indenture among NGC Corporation, The Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, dated as of February 20, 1998, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 of NGC Corporation, File No. 1-11156).

4.9	Eighth Supplemental Indenture dated July 25, 2003 that certain Indenture, dated as of December 11, 1995, between Dynegy Holdings Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Dynegy Inc. filed on July 28, 2003, File No. 1-15659).

4.10	Subordinated Debenture Indenture between NGC Corporation and The First National Bank of Chicago, as Debenture Trustee, dated as of May 28, 1997 (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.11	Amended and Restated Declaration of Trust among NGC Corporation, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrative Trustees named therein, dated as of May 28, 1997 (incorporated by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

Exhibit	Description
4.12	Series A Capital Securities Guarantee Agreement executed by NGC Corporation and The First National Bank of Chicago, as Guarantee Trustee, dated as of May 28, 1997 (incorporated by reference to Exhibit 4.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.13	Common Securities Guarantee Agreement of NGC Corporation dated as of May 28, 1997 (incorporated by reference to Exhibit 4.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.14	Registration Rights Agreement, dated as of May 28, 1997, among NGC Corporation, NGC Corporation Capital Trust I, Lehman Brothers, Salomon Brothers Inc. and Smith Barney Inc. (incorporated by reference to Exhibit 4.11 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.15	Indenture, dated as of September 26, 1996, restated as of March 23, 1998, and amended and restated as of March 14, 2001, between Dynegy Holdings Inc. and Bank One Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000 of Dynegy Holdings Inc., File No. 0-29311).

4.16	First Supplemental Indenture dated July 25, 2003 to that certain Indenture, dated as of September 26, 1996, between Dynegy Holdings Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Dynegy Inc. filed on July 28, 2003, File No. 1-15659).

4.17	Exchange and Registration Rights Agreement (Preferred Stock) dated August 11, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.18	Amended and Restated Registration Rights Agreement (Common Stock) dated August 11, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.19	Amended and Restated Shareholder Agreement dated August 11, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.20	Second Amended and Restated Shareholder Agreement, dated as of May 26, 2006, by and between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Dynegy Inc. filed on June 1, 2006, File No. 1-15659).

4.21	Preferred Stock Redemption Agreement, dated as of May 22, 2006, by and between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on May 25, 2006, File No. 1-15659).

4.22	Indenture dated as of August 11, 2003 among Dynegy Holdings Inc., the guarantors named therein, Wilmington Trust Company, as trustee, and Wells Fargo Bank Minnesota, N.A., as collateral trustee, including the form of promissory note for each series of notes issuable pursuant to the Indenture (incorporated by reference to Exhibit 4.8 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.23	Supplemental Indenture dated August 24, 2005 between Dynegy Midstream Holdings, Inc., Dynegy Storage Technology and Services, Inc., Dynegy Gas Transportation, Inc., Dynegy Holdings Inc., the guarantors named therein, and Wilmington Trust Company, as trustee and Well Fargo Bank, N.A., as collateral trustee (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 of Dynegy Holdings Inc., File No. 0-29311).

Exhibit	Description
4.24	Indenture dated August 11, 2003 between Dynegy Inc., Dynegy Holdings Inc. and Wilmington Trust Company, as trustee, including the form of debenture issuable pursuant to the Indenture (incorporated by reference to Exhibit 4.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.25	Registration Rights Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 4.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.26	Trust Indenture dated as of January 1, 1993, among Sithe/Independence Funding Corporation, Sithe/Independence Power Partners, L.P. and IBJ Schroder Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

4.27	First Supplemental Indenture dated as of January 1, 1993 to the Trust Indenture dated as of January 1, 1993, among Sithe/Independence Funding Corporation, Sithe/Independence Power Partners, L.P. and IBJ Schroder Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 4.23 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

4.28	Second Supplemental Indenture dated as of October 23, 2001 to the Trust Indenture dated as of January 1, 1993, among Sithe/Independence Funding Corporation, Sithe/Independence Power Partners, L.P. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

4.29	Global Note representing the 8.50% Secured Bonds due 2007 of Sithe/Independence Power Partners, L.P. (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2005 of Dynegy Inc., File No. 1-15659).

4.30	Global Note representing the 9.00% Secured Bonds due 2013 of Sithe/Independence Power Partners, L.P. (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2005 of Dynegy Inc., File No. 1-15659).

4.31	Second Supplemental Indenture, dated as of March 28, 2006, by and among Dynegy Holdings Inc., the guarantors party thereto, Wilmington Trust Company, as trustee, and Wells Fargo Bank, N.A., as collateral trustee, supplementing the Indenture, dated as of August 11, 2003 (as supplemented by the Supplemental Indenture, dated as of August 24, 2005), pursuant to which the Second Priority Senior Secured Floating Rate Notes due 2008, 9.875% Second Priority Senior Secured Notes due 2010 and 10.125% Second Priority Senior Secured Notes due 2013 of Dynegy Holdings Inc. were issued (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 29, 2006, File No. 1-15659).

4.32	Second Supplemental Indenture, dated as of April 12, 2006, to that certain Indenture, originally dated as of September 26, 1996, as amended and restated as of March 23, 1998 and again as of March 14, 2001, by and between Dynegy Holdings Inc. and Wilmington Trust Company (as successor to JPMorgan Chase Bank, N.A.), as trustee, as supplemented by that certain First Supplemental Indenture, dated as of July 25, 2003 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Dynegy Inc. filed on April 12, 2006, File No. 1-15659).

4.33	Registration Rights Agreement, dated as of April 12, 2006, by and among Dynegy Holdings Inc. and the several initial purchasers party thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on April 12, 2006, File No. 1-15659).

Exhibit	Description
4.34	Supplemental Indenture, dated as of May 16, 2006, by and among Dynegy Inc., Dynegy Holdings Inc., and Wilmington Trust Company, as trustee, supplementing the Indenture, dated as of August 11, 2003, pursuant to which the 4.75% Convertible Subordinated Debentures due 2023 of Dynegy Inc. were issued (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 16, 2006, File No. 1-15659).

5.1†	Opinion of Akin Gump Strauss Hauer & Feld LLP with respect to legality of the securities.

10.1	Dynegy Inc. Amended and Restated 1991 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 of Dynegy Inc., File No. 1-11156).

10.2	Dynegy Inc. 1998 U.K. Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 of Dynegy Inc., File No. 1-11156).

10.3	Dynegy Inc. Amended and Restated Employee Equity Option Plan (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 of Dynegy Inc., File No. 1-11156).

10.4	Dynegy Inc. 1999 Long Term Incentive Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Inc., File No. 1-11156).

10.5	Dynegy Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Inc., File No. 1-11156).

10.6	Amendment to the Dynegy Inc. 2000 Long Term Incentive Plan effective January 1, 2006 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.7	Dynegy Inc. 2001 Non-Executive Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-76080).

10.8	Dynegy Inc. 2002 Long Term Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A of Dynegy Inc., File No. 1-15659, filed with the SEC on April 9, 2002).

10.9	Amendment to the Dynegy Inc. 2002 Long Term Incentive Plan effective January 1, 2006 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.10	Form of Performance Award Agreement (2005 Performance Year) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.11	Form of Non-Qualified Stock Option Award Agreement (2005 Performance Year) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.12	Form of Restricted Stock Award Agreement (Managing Directors and Above) (2005 Performance Year) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.13	Form of Restricted Stock Award Agreement (Directors and Below) (2005 Performance Year) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.14	Extant, Inc. Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-47422).

Exhibit	Description
10.15	Employment Agreement, dated October 18, 2002, between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002 of Dynegy Inc., File No. 1-15659).

10.16	First Amendment to October 18, 2002 Employment Agreement dated August 17, 2005 between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.17	Second Amendment to October 18, 2002 Employment Agreement dated September 15, 2005 between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2005, File No. 1-15659).

10.18	Third Amendment to October 18, 2002 Employment Agreement between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.19	Agreement Concerning Employment Agreement and Stock Options between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.20	Non-Qualified Stock Option Award Agreement between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.21	Contract for Consulting Services dated March 19, 2004 between Dynegy Inc. and Daniel L. Dienstbier (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004 of Dynegy Inc., File No. 1-15659).

10.22	Severance Agreement and Release dated December 31, 2005 between Dynegy Inc. and Carol F. Graebner (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on January 6, 2006, File No. 1-15659).

10.23	Severance Agreement and Release dated December 31, 2005 between Dynegy Inc. and R. Blake Young (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on January 6, 2006, File No. 1-15659).

10.24	Dynegy Inc. 401(k) Savings Plan, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 383-76570).

10.25	First Amendment to the Dynegy Inc. 401(k) Savings Plan, effective February 11, 2002 (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.26	Second Amendment to the Dynegy Inc. 401(k) Savings Plan, effective January 1, 2002 (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.27	Third Amendment to the Dynegy Inc. 401(k) Savings Plan, effective October 1, 2003 (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.28	Amendment to the Dynegy Inc. 401(k) Savings Plan, effective January 1, 2004 (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.29	Dynegy Inc. 401(k) Savings Plan Trust Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-76570).

Exhibit	Description
10.30	Dynegy Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-76080).

10.31	Dynegy Inc. Deferred Compensation Plan Trust Agreement (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-76080).

10.32	Dynegy Inc. Short-Term Executive Stock Purchase Loan Program (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the Year Ended December 31, 2001 of Dynegy Inc., File No. 1-15659).

10.33	Dynegy Inc. Deferred Compensation Plan for Certain Directors (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.34	First Amendment to the Dynegy Inc. Deferred Compensation Plan for Certain Directors dated September 15, 2005 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2005, File No. 1-15659).

10.35	Second Amendment to the Dynegy Inc. Deferred Compensation Plan for Certain Directors dated December 16, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on December 22, 2005, File No. 1-15659).

10.36	Dynegy Inc. Executive Severance Pay Plan as amended and restated effective as of February 1, 2005 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.37	First Amendment to the Dynegy Inc. Executive Severance Pay Plan dated September 15, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2005, File No. 1-15659).

10.38	Second Amendment to the Dynegy Inc. Executive Severance Pay Plan dated October 31, 2005 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.39	Second Supplement to the Dynegy Inc. Executive Severance Pay Plan dated November 20, 2003 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.40	First Amendment to the Second Supplement to the Dynegy Inc. Executive Severance Pay Plan dated June 22, 2005 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.41	Second Amendment to the Second Supplement to the Dynegy Inc. Executive Severance Pay Plan dated September 15, 2005 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2005, File No. 1-15659).

10.42	Third Amendment to the Second Supplement to the Dynegy Inc. Executive Severance Pay Plan dated October 31, 2005 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.43	Dynegy Inc. Mid-Term Incentive Performance Award Program (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.44	Termination of the Dynegy Inc. Mid-Term Incentive Performance Award Program effective January 1, 2006 (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 of Dynegy Inc., File No. 1-15659).

Exhibit	Description
10.45	Dynegy Inc. Incentive Compensation Plan, as amended and restated effective January 1, 2006 (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 of Dynegy Inc., File No. 1-15659).

10.46	Dynegy Northeast Generation, Inc. Savings Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-111985).

10.47	Amendment to the Dynegy Northeast Generation, Inc. Savings Incentive Plan, effective January 1, 2004 (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.48	Dynegy Inc. Severance Pay Plan, as amended and restated effective February 1, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.49	First Amendment to the Dynegy Inc. Severance Pay Plan dated October 31, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.50	Second Amendment to the Dynegy Inc. Severance Pay Plan dated December 14, 2005 (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 of Dynegy Inc., File No. 1-15659).

10.51	First Supplemental Plan to the Dynegy Inc. Severance Pay Plan dated June 22, 2005 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.52	First Amendment to the First Supplemental Plan to the Dynegy Inc. Severance Pay Plan dated October 31, 2005 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.53	Lease Agreement entered into on June 12, 1996 between Metropolitan Life Insurance Company and Metropolitan Tower Realty Company, Inc., as landlord, and NGC Corporation, as tenant (incorporated by reference to Exhibit 10.69 to the Registration Statement on Form S-4 of Midstream Combination Corp., Registration No. 333-09419).

10.54	First Amendment to Lease Agreement entered into on June 12, 1996 between Metropolitan Life Insurance Company and Metropolitan Tower Realty Company, Inc., as landlord, and NGC Corporation, as tenant (incorporated by reference to Exhibit 10.70 to the Registration Statement on Form S-4 of Midstream Combination Corp., Registration No. 333-09419).

10.55	Amended and Restated Credit Agreement dated as of May 28, 2004 among Dynegy Holdings Inc., as Borrower, Dynegy Inc., as Parent Guarantor, the Other Guarantors Party Thereto, the Lenders Party Thereto and Various Other Parties Thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dynegy Inc. filed on June 1, 2004, File No. 1-15659).

10.56	Second Amended and Restated Credit Agreement dated as of October 31, 2005 among Dynegy Holdings Inc., as Borrower, and Dynegy Inc., as Parent Guarantor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.57	Third Amended and Restated Credit Agreement dated as of March 6, 2006 among Dynegy Holdings Inc., as Borrower, and Dynegy Inc., as Parent Guarantor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on March 9, 2006, File No. 1-15659).

10.58	Fourth Amended and Restated Credit Agreement dated as of April 19, 2006 among Dynegy Holdings Inc., as borrower, Dynegy Inc., as parent guarantor, the other guarantors party thereto, the lenders party thereto and various other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on April 20, 2006, File No. 1-15659).

Exhibit	Description
10.59	Amendment No. 1, dated as of May 26, 2006, to the Fourth Amended and Restated Credit Agreement, dated as of April 19, 2006, among Dynegy Holdings Inc., as borrower, Dynegy Inc., as parent guarantor, the other guarantors party thereto, the lenders party thereto and the various other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on June 1, 2006, File No. 1-15659).

10.60	Shared Security Agreement, dated April 1, 2003, among Dynegy Holdings, Inc., various grantors named therein, Wilmington Trust Company, as corporate trustee, and John M. Beeson, Jr., as individual trustee (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K for the Year Ended December 31, 2002 of Dynegy Inc., File No. 1-15659).

10.61	Non-Shared Security Agreement, dated April 1, 2003, among Dynegy Inc., various grantors named therein and Bank One, N.A. as collateral agent (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K for the Year Ended December 31, 2002 of Dynegy Inc., File No. 1-15659).

10.62	Collateral Trust and Intercreditor Agreement, dated as of April 1, 2003, among Dynegy Holdings Inc., various grantors named therein, Wilmington Trust Company, as corporate trustee, and John M. Beeson, Jr., as individual trustee (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the Year Ended December 31, 2002 of Dynegy Inc., File No. 1-15659).

10.63	Amendment No. 1 to Collateral Trust and Intercreditor Agreement, dated as of May 28, 2004, among Dynegy Holdings Inc., various grantors named therein, JPMorgan Chase Bank, as collateral agent, Wilmington Trust Company, as corporate trustee, and John M. Beeson, Jr., as individual trustee (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2004 of Dynegy Inc., File No. 1-15659).

10.64	Series B Preferred Stock Exchange Agreement dated as of July 28, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.65	Indemnity Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.66	Intercreditor Agreement dated August 11, 2003 among Dynegy Holdings Inc., various grantors named therein, Wilmington Trust Company, as corporate trustee, John M. Beeson, Jr., as individual trustee, Bank One, NA, as collateral agent, and Wells Fargo Bank Minnesota, N.A., as collateral trustee (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.67	Second Lien Shared Security Agreement dated August 11, 2003 among Dynegy Holdings Inc., various grantors named therein and Wells Fargo Bank Minnesota, N.A., as collateral trustee (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.68	Second Lien Shared Security Agreement Supplement dated as of August 24, 2005 by Dynegy Midstream Holdings, Inc., Dynegy Storage Technology and Services, Inc. and Dynegy Gas Transportation, Inc. in favor of Wells Fargo Bank, N.A., as collateral trustee (supplementing the Second Lien Shared Security Agreement dated August 11, 2003 among Dynegy Holdings Inc., Dynegy Inc., as a grantor, the other grantors named therein and Wells Fargo Bank Minnesota, N.A., as collateral trustee) (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on May 10, 2006, File No. 1-15659).

10.69	Second Lien Non-Shared Security Agreement dated August 11, 2003 among Dynegy Inc., various grantors named therein and Wells Fargo Bank Minnesota, N.A., as collateral trustee (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

Exhibit	Description
10.70	Purchase Agreement dated August 1, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.71	Purchase Agreement dated August 1, 2003 among Dynegy Holdings Inc., the guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.72	Purchase Agreement dated September 30, 2003 among Dynegy Holdings Inc., the guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Dynegy Inc. filed on October 15, 2003, File No. 1-15659).

10.73	Power Purchase Agreement dated September 30, 2004 between Illinois Power Company and Dynegy Power Marketing, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2004 of Dynegy Inc., File No. 1-15659).

10.74	Escrow Agreement dated as of September 30, 2004 among Illinova Corporation, Ameren Corporation and JPMorgan Chase Bank, as escrow agent (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2004 of Dynegy Inc., File No. 1-15659).

10.75	Stock Purchase Agreement dated as of November 1, 2004 among Dynegy New York Holdings Inc., Exelon SHC, Inc., Exelon New England Power Marketing, L.P. and ExRes SHC, Inc. (incorporated by reference to Exhibit 10.48 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.76	Amendment to Stock Purchase Agreement (Special Payroll Payment) dated as of January 28, 2005 among Dynegy New York Holdings Inc., Exelon SHC, Inc., Exelon New England Power Marketing, L.P. and ExRes SHC, Inc. (incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.77	Amendment to Stock Purchase Agreement dated as of January 31, 2005 among Dynegy New York Holdings Inc., Exelon SHC, Inc., Exelon New England Power Marketing, L.P. and ExRes SHC, Inc. (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.78	Amendment to Stock Purchase Agreement (Luz Sale) dated as of January 31, 2005 among Dynegy New York Holdings Inc., Exelon SHC, Inc., Exelon New England Power Marketing, L.P. and ExRes SHC, Inc. (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.79	Tenth Amendment to Amended and Restated Base Gas Sales Agreement, dated as of June 29, 2001, by and between Enron North America Corp. and Sithe/Independence Power Partners, L.P. (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.80	Power Purchase Agreement dated November 17, 2004 between Dynegy Power Marketing, Inc. as seller, and Constellation Energy Commodities Group, Inc., as purchaser. (incorporated by reference to Exhibit 10.53 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.81	Assignment and Assumption Agreement dated as of November 17, 2004 between Dynegy Power Marketing, Inc. and Constellation Energy Commodities Group, Inc. (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

Exhibit	Description
10.82	Partnership Interest Purchase Agreement dated as of August 2, 2005 among Dynegy Inc, Dynegy Holdings Inc., Dynegy Midstream Holdings, Inc., and Dynegy Midstream G.P., Inc. as Sellers and Targa Resources, Inc., Targa Resources Partners OLP LP, and Targa Midstream GP, LLC as Buyers (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.83	Steam and Electric Power Sales Agreement dated as of September 6, 2005 between Cogen Lyondell, Inc. and Lyondell Chemical Company (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.84	Services Agreement for CLI Facility dated as of September 6, 2005 between Cogen Lyondell, Inc. and Lyondell Chemical Company (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.85	Amended and Restated Lease and Easement Agreement dated as of September 6, 2005 between Cogen Lyondell, Inc. and Lyondell Chemical Company (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.86	Guaranty Agreement dated as of September 6, 2005 by Dynegy Holdings Inc. on behalf of Cogen Lyondell, Inc. in favor of Lyondell Chemical Company (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.87	Termination Agreement and Release dated as of December 23, 2005 between Quachita Power, LLC and Dynegy Power Marketing, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on December 28, 2005, File No. 1-15659).

10.88	Purchase Agreement (Rocky Road Power) dated December 27, 2005 between NRG Rocky Road LLC, NRG Energy, Inc., Termo Santander Holding, L.L.C. and Dynegy Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on December 28, 2005, File No. 1-15659).

10.89	Purchase Agreement (West Coast Power) dated December 27, 2005 between NRG West Coast LLC, NRG Energy, Inc., DPC II Inc. and Dynegy Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on December 28, 2005, File No. 1-15659).

10.90	Stipulation of Settlement dated May 2, 2005 (Shareholder Class Action Litigation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2005 of Dynegy Inc., File No. 1-15659).

10.91	Stipulation of Settlement dated April 29, 2005 (Shareholder Derivative Litigation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2005 of Dynegy Inc., File No. 1-15659).

10.92	Baldwin Consent Decree approved May 27, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 31, 2005, File No. 1-15659).

10.93	Director Compensation Summary (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 24, 2005, File No. 1-15659).

10.94	Purchase Agreement, dated as of May 21, 2006, by and between Dynegy Inc. and Rockingham Power, L.L.C., as sellers, and Duke Power Company LLC d/b/a Duke Energy Carolinas, LLC, as purchaser (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 25, 2006, File No. 1-15659).

Exhibit	Description
10.95	Purchase Agreement dated as of March 29, 2006 for the sale of $750,000,000 aggregate principal amount of the 8.375% Senior Unsecured Notes due 2016 of Dynegy Holdings, Inc. among Dynegy Holdings Inc. and the several initial purchasers named therein (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on May 10, 2006, File No. 1-15659).

12.1†	Calculation of Ratio of Earnings to Fixed Charges.

21.1†	Subsidiaries of Dynegy Holdings Inc.

23.1†	Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of Exhibit 5.1).

23.2†	Consent of PricewaterhouseCoopers LLP.

23.3†	Consent of PricewaterhouseCoopers LLP (with respect to West Coast Power LLC).

24.1†	Powers of Attorney of Directors and Officers of the registrant (included on Registration Statement Signature Page).

25.1†	Form T-1 Statement of Eligibility of Wilmington Trust Company, as trustee.

99.1†	Form of Letter of Transmittal.

99.2†	Form of Notice of Guaranteed Delivery.

99.3†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4†	Form of Letter to Clients.

99.5†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

†	Filed herewith.

(b) Financial Statement Schedules

All financial statement schedules have been omitted as they are inapplicable or because the required information has been included in the consolidated financial statements of Dynegy Holdings Inc. or the accompanying notes thereto.

(c) Reports, Opinions and Appraisals

None.

Item 22. Undertakings.

(a) (1) The undersigned registrant hereby undertakes:

(i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 21, 2006.

DYNEGY HOLDINGS INC.

By:	/S/ BRUCE A. WILLIAMSON
Bruce A. Williamson Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints J. Kevin Blodgett and Heidi D. Lewis, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement under the Securities Act and any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ BRUCE A. WILLIAMSON Bruce A. Williamson	Chief Executive Officer (Principal Executive Officer)	June 21, 2006

/S/ STEPHEN A. FURBACHER Stephen A. Furbacher	President, Chief Operating Officer and Director	June 21, 2006

/S/ HOLLI C. NICHOLS Holli C. Nichols	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	June 21, 2006

/S/ CAROLYN J. STONE Carolyn J. Stone	Senior Vice President and Controller (Principal Accounting Officer)	June 21, 2006

/S/ J. KEVIN BLODGETT J. Kevin Blodgett	Director	June 21, 2006

EXHIBIT INDEX

Exhibit	Description
3.1	Restated Certificate of Incorporation of Dynegy Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Holdings Inc., File No. 0-29311).

3.2	Amended and Restated Bylaws of Dynegy Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Holdings Inc., File No. 0-29311).

4.1	Statement of Resolution Establishing Series of Series C Convertible Preferred Stock of Dynegy Inc. (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.2	Indenture, dated as of December 11, 1995, by and among NGC Corporation, the Subsidiary Guarantors named therein and the First National Bank of Chicago, as Trustee (incorporated by reference to exhibits to the Registration Statement on Form S-3 of NGC Corporation, Registration No. 33-97368).

4.3	First Supplemental Indenture, dated as of August 31, 1996, by and among NGC Corporation, the Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1996 of NGC Corporation, File No. 1-11156).

4.4	Second Supplemental Indenture, dated as of October 11, 1996, by and among NGC Corporation, the Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1996 of NGC Corporation, File No. 1-11156).

4.5	Fourth Supplemental Indenture among NGC Corporation, Destec Energy, Inc. and The First National Bank of Chicago, as Trustee, dated as of June 30, 1997, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.12 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1997 of NGC Corporation, File No. 1-11156).

4.6	Fifth Supplemental Indenture among NGC Corporation, The Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, dated as of September 30, 1997, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 of NGC Corporation, File No. 1-11156).

4.7	Sixth Supplemental Indenture among NGC Corporation, The Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, dated as of January 5, 1998, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 of NGC Corporation, File No. 1-11156).

4.8	Seventh Supplemental Indenture among NGC Corporation, The Subsidiary Guarantors named therein and The First National Bank of Chicago, as Trustee, dated as of February 20, 1998, supplementing and amending the Indenture dated as of December 11, 1995 (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 of NGC Corporation, File No. 1-11156).

Exhibit	Description
4.9	Eighth Supplemental Indenture dated July 25, 2003 that certain Indenture, dated as of December 11, 1995, between Dynegy Holdings Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Dynegy Inc. filed on July 28, 2003, File No. 1-15659).

4.10	Subordinated Debenture Indenture between NGC Corporation and The First National Bank of Chicago, as Debenture Trustee, dated as of May 28, 1997 (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.11	Amended and Restated Declaration of Trust among NGC Corporation, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrative Trustees named therein, dated as of May 28, 1997 (incorporated by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.12	Series A Capital Securities Guarantee Agreement executed by NGC Corporation and The First National Bank of Chicago, as Guarantee Trustee, dated as of May 28, 1997 (incorporated by reference to Exhibit 4.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.13	Common Securities Guarantee Agreement of NGC Corporation dated as of May 28, 1997 (incorporated by reference to Exhibit 4.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.14	Registration Rights Agreement, dated as of May 28, 1997, among NGC Corporation, NGC Corporation Capital Trust I, Lehman Brothers, Salomon Brothers Inc. and Smith Barney Inc. (incorporated by reference to Exhibit 4.11 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1997 of NGC Corporation, File No. 1-11156).

4.15	Indenture, dated as of September 26, 1996, restated as of March 23, 1998, and amended and restated as of March 14, 2001, between Dynegy Holdings Inc. and Bank One Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000 of Dynegy Holdings Inc., File No. 0-29311).

4.16	First Supplemental Indenture dated July 25, 2003 to that certain Indenture, dated as of September 26, 1996, between Dynegy Holdings Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Dynegy Inc. filed on July 28, 2003, File No. 1-15659).

4.17	Exchange and Registration Rights Agreement (Preferred Stock) dated August 11, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.18	Amended and Restated Registration Rights Agreement (Common Stock) dated August 11, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.19	Amended and Restated Shareholder Agreement dated August 11, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.20	Second Amended and Restated Shareholder Agreement, dated as of May 26, 2006, by and between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Dynegy Inc. filed on June 1, 2006, File No. 1-15659).

Exhibit	Description
4.21	Preferred Stock Redemption Agreement, dated as of May 22, 2006, by and between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on May 25, 2006, File No. 1-15659).

4.22	Indenture dated as of August 11, 2003 among Dynegy Holdings Inc., the guarantors named therein, Wilmington Trust Company, as trustee, and Wells Fargo Bank Minnesota, N.A., as collateral trustee, including the form of promissory note for each series of notes issuable pursuant to the Indenture (incorporated by reference to Exhibit 4.8 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.23	Supplemental Indenture dated August 24, 2005 between Dynegy Midstream Holdings, Inc., Dynegy Storage Technology and Services, Inc., Dynegy Gas Transportation, Inc., Dynegy Holdings Inc., the guarantors named therein, and Wilmington Trust Company, as trustee and Well Fargo Bank, N.A., as collateral trustee (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 of Dynegy Holdings Inc., File No. 0-29311).

4.24	Indenture dated August 11, 2003 between Dynegy Inc., Dynegy Holdings Inc. and Wilmington Trust Company, as trustee, including the form of debenture issuable pursuant to the Indenture (incorporated by reference to Exhibit 4.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.25	Registration Rights Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 4.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

4.26	Trust Indenture dated as of January 1, 1993, among Sithe/Independence Funding Corporation, Sithe/Independence Power Partners, L.P. and IBJ Schroder Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

4.27	First Supplemental Indenture dated as of January 1, 1993 to the Trust Indenture dated as of January 1, 1993, among Sithe/Independence Funding Corporation, Sithe/Independence Power Partners, L.P. and IBJ Schroder Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 4.23 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

4.28	Second Supplemental Indenture dated as of October 23, 2001 to the Trust Indenture dated as of January 1, 1993, among Sithe/Independence Funding Corporation, Sithe/Independence Power Partners, L.P. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

4.29	Global Note representing the 8.50% Secured Bonds due 2007 of Sithe/Independence Power Partners, L.P. (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2005 of Dynegy Inc., File No. 1-15659).

4.30	Global Note representing the 9.00% Secured Bonds due 2013 of Sithe/Independence Power Partners, L.P. (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2005 of Dynegy Inc., File No. 1-15659).

4.31	Second Supplemental Indenture, dated as of March 28, 2006, by and among Dynegy Holdings Inc., the guarantors party thereto, Wilmington Trust Company, as trustee, and Wells Fargo Bank, N.A., as collateral trustee, supplementing the Indenture, dated as of August 11, 2003 (as supplemented by the Supplemental Indenture, dated as of August 24, 2005), pursuant to which the Second Priority Senior Secured Floating Rate Notes due 2008, 9.875% Second Priority Senior Secured Notes due 2010 and 10.125% Second Priority Senior Secured Notes due 2013 of Dynegy Holdings Inc. were issued (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 29, 2006, File No. 1-15659).

Exhibit	Description
4.32	Second Supplemental Indenture, dated as of April 12, 2006, to that certain Indenture, originally dated as of September 26, 1996, as amended and restated as of March 23, 1998 and again as of March 14, 2001, by and between Dynegy Holdings Inc. and Wilmington Trust Company (as successor to JPMorgan Chase Bank, N.A.), as trustee, as supplemented by that certain First Supplemental Indenture, dated as of July 25, 2003 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Dynegy Inc. filed on April 12, 2006, File No. 1-15659).

4.33	Registration Rights Agreement, dated as of April 12, 2006, by and among Dynegy Holdings Inc. and the several initial purchasers party thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on April 12, 2006, File No. 1-15659).

4.34	Supplemental Indenture, dated as of May 16, 2006, by and among Dynegy Inc., Dynegy Holdings Inc., and Wilmington Trust Company, as trustee, supplementing the Indenture, dated as of August 11, 2003, pursuant to which the 4.75% Convertible Subordinated Debentures due 2023 of Dynegy Inc. were issued (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 16, 2006, File No. 1-15659).

5.1†	Opinion of Akin Gump Strauss Hauer & Feld LLP with respect to legality of the securities.

10.1	Dynegy Inc. Amended and Restated 1991 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 of Dynegy Inc., File No. 1-11156).

10.2	Dynegy Inc. 1998 U.K. Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 of Dynegy Inc., File No. 1-11156).

10.3	Dynegy Inc. Amended and Restated Employee Equity Option Plan (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 of Dynegy Inc., File No. 1-11156).

10.4	Dynegy Inc. 1999 Long Term Incentive Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Inc., File No. 1-11156).

10.5	Dynegy Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Inc., File No. 1-11156).

10.6	Amendment to the Dynegy Inc. 2000 Long Term Incentive Plan effective January 1, 2006 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.7	Dynegy Inc. 2001 Non-Executive Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-76080).

10.8	Dynegy Inc. 2002 Long Term Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A of Dynegy Inc., File No. 1-15659, filed with the SEC on April 9, 2002).

10.9	Amendment to the Dynegy Inc. 2002 Long Term Incentive Plan effective January 1, 2006 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.10	Form of Performance Award Agreement (2005 Performance Year) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.11	Form of Non-Qualified Stock Option Award Agreement (2005 Performance Year) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

Exhibit	Description
10.12	Form of Restricted Stock Award Agreement (Managing Directors and Above) (2005 Performance Year) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.13	Form of Restricted Stock Award Agreement (Directors and Below) (2005 Performance Year) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.14	Extant, Inc. Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-47422).

10.15	Employment Agreement, dated October 18, 2002, between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002 of Dynegy Inc., File No. 1-15659).

10.16	First Amendment to October 18, 2002 Employment Agreement dated August 17, 2005 between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.17	Second Amendment to October 18, 2002 Employment Agreement dated September 15, 2005 between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2005, File No. 1-15659).

10.18	Third Amendment to October 18, 2002 Employment Agreement between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.19	Agreement Concerning Employment Agreement and Stock Options between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.20	Non-Qualified Stock Option Award Agreement between Bruce A. Williamson and Dynegy Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 1-15659).

10.21	Contract for Consulting Services dated March 19, 2004 between Dynegy Inc. and Daniel L. Dienstbier (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004 of Dynegy Inc., File No. 1-15659).

10.22	Severance Agreement and Release dated December 31, 2005 between Dynegy Inc. and Carol F. Graebner (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on January 6, 2006, File No. 1-15659).

10.23	Severance Agreement and Release dated December 31, 2005 between Dynegy Inc. and R. Blake Young (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on January 6, 2006, File No. 1-15659).

10.24	Dynegy Inc. 401(k) Savings Plan, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 383-76570).

10.25	First Amendment to the Dynegy Inc. 401(k) Savings Plan, effective February 11, 2002 (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.26	Second Amendment to the Dynegy Inc. 401(k) Savings Plan, effective January 1, 2002 (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

Exhibit	Description
10.27	Third Amendment to the Dynegy Inc. 401(k) Savings Plan, effective October 1, 2003 (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.28	Amendment to the Dynegy Inc. 401(k) Savings Plan, effective January 1, 2004 (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.29	Dynegy Inc. 401(k) Savings Plan Trust Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-76570).

10.30	Dynegy Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-76080).

10.31	Dynegy Inc. Deferred Compensation Plan Trust Agreement (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-76080).

10.32	Dynegy Inc. Short-Term Executive Stock Purchase Loan Program (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the Year Ended December 31, 2001 of Dynegy Inc., File No. 1-15659).

10.33	Dynegy Inc. Deferred Compensation Plan for Certain Directors (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.34	First Amendment to the Dynegy Inc. Deferred Compensation Plan for Certain Directors dated September 15, 2005 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2005, File No. 1-15659).

10.35	Second Amendment to the Dynegy Inc. Deferred Compensation Plan for Certain Directors dated December 16, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on December 22, 2005, File No. 1-15659).

10.36	Dynegy Inc. Executive Severance Pay Plan as amended and restated effective as of February 1, 2005 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.37	First Amendment to the Dynegy Inc. Executive Severance Pay Plan dated September 15, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2005, File No. 1-15659).

10.38	Second Amendment to the Dynegy Inc. Executive Severance Pay Plan dated October 31, 2005 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.39	Second Supplement to the Dynegy Inc. Executive Severance Pay Plan dated November 20, 2003 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.40	First Amendment to the Second Supplement to the Dynegy Inc. Executive Severance Pay Plan dated June 22, 2005 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.41	Second Amendment to the Second Supplement to the Dynegy Inc. Executive Severance Pay Plan dated September 15, 2005 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2005, File No. 1-15659).

Exhibit	Description
10.42	Third Amendment to the Second Supplement to the Dynegy Inc. Executive Severance Pay Plan dated October 31, 2005 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.43	Dynegy Inc. Mid-Term Incentive Performance Award Program (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.44	Termination of the Dynegy Inc. Mid-Term Incentive Performance Award Program effective January 1, 2006 (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 of Dynegy Inc., File No. 1-15659).

10.45	Dynegy Inc. Incentive Compensation Plan, as amended and restated effective January 1, 2006 (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 of Dynegy Inc., File No. 1-15659).

10.46	Dynegy Northeast Generation, Inc. Savings Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 of Dynegy Inc., Registration No. 333-111985).

10.47	Amendment to the Dynegy Northeast Generation, Inc. Savings Incentive Plan, effective January 1, 2004 (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 of Dynegy Inc., File No. 1-15659).

10.48	Dynegy Inc. Severance Pay Plan, as amended and restated effective February 1, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.49	First Amendment to the Dynegy Inc. Severance Pay Plan dated October 31, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.50	Second Amendment to the Dynegy Inc. Severance Pay Plan dated December 14, 2005 (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 of Dynegy Inc., File No. 1-15659).

10.51	First Supplemental Plan to the Dynegy Inc. Severance Pay Plan dated June 22, 2005 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Dynegy Inc. filed on June 28, 2005, File No. 1-15659).

10.52	First Amendment to the First Supplemental Plan to the Dynegy Inc. Severance Pay Plan dated October 31, 2005 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.53	Lease Agreement entered into on June 12, 1996 between Metropolitan Life Insurance Company and Metropolitan Tower Realty Company, Inc., as landlord, and NGC Corporation, as tenant (incorporated by reference to Exhibit 10.69 to the Registration Statement on Form S-4 of Midstream Combination Corp., Registration No. 333-09419).

10.54	First Amendment to Lease Agreement entered into on June 12, 1996 between Metropolitan Life Insurance Company and Metropolitan Tower Realty Company, Inc., as landlord, and NGC Corporation, as tenant (incorporated by reference to Exhibit 10.70 to the Registration Statement on Form S-4 of Midstream Combination Corp., Registration No. 333-09419).

10.55	Amended and Restated Credit Agreement dated as of May 28, 2004 among Dynegy Holdings Inc., as Borrower, Dynegy Inc., as Parent Guarantor, the Other Guarantors Party Thereto, the Lenders Party Thereto and Various Other Parties Thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dynegy Inc. filed on June 1, 2004, File No. 1-15659).

Exhibit	Description
10.56	Second Amended and Restated Credit Agreement dated as of October 31, 2005 among Dynegy Holdings Inc., as Borrower, and Dynegy Inc., as Parent Guarantor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Dynegy Inc. filed on November 4, 2005, File No. 1-15659).

10.57	Third Amended and Restated Credit Agreement dated as of March 6, 2006 among Dynegy Holdings Inc., as Borrower, and Dynegy Inc., as Parent Guarantor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on March 9, 2006, File No. 1-15659).

10.58	Fourth Amended and Restated Credit Agreement dated as of April 19, 2006 among Dynegy Holdings Inc., as borrower, Dynegy Inc., as parent guarantor, the other guarantors party thereto, the lenders party thereto and various other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on April 20, 2006, File No. 1-15659).

10.59	Amendment No. 1, dated as of May 26, 2006, to the Fourth Amended and Restated Credit Agreement, dated as of April 19, 2006, among Dynegy Holdings Inc., as borrower, Dynegy Inc., as parent guarantor, the other guarantors party thereto, the lenders party thereto and the various other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on June 1, 2006, File No. 1-15659).

10.60	Shared Security Agreement, dated April 1, 2003, among Dynegy Holdings, Inc., various grantors named therein, Wilmington Trust Company, as corporate trustee, and John M. Beeson, Jr., as individual trustee (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K for the Year Ended December 31, 2002 of Dynegy Inc., File No. 1-15659).

10.61	Non-Shared Security Agreement, dated April 1, 2003, among Dynegy Inc., various grantors named therein and Bank One, N.A. as collateral agent (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K for the Year Ended December 31, 2002 of Dynegy Inc., File No. 1-15659).

10.62	Collateral Trust and Intercreditor Agreement, dated as of April 1, 2003, among Dynegy Holdings Inc., various grantors named therein, Wilmington Trust Company, as corporate trustee, and John M. Beeson, Jr., as individual trustee (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the Year Ended December 31, 2002 of Dynegy Inc., File No. 1-15659).

10.63	Amendment No. 1 to Collateral Trust and Intercreditor Agreement, dated as of May 28, 2004, among Dynegy Holdings Inc., various grantors named therein, JPMorgan Chase Bank, as collateral agent, Wilmington Trust Company, as corporate trustee, and John M. Beeson, Jr., as individual trustee (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2004 of Dynegy Inc., File No. 1-15659).

10.64	Series B Preferred Stock Exchange Agreement dated as of July 28, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.65	Indemnity Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.66	Intercreditor Agreement dated August 11, 2003 among Dynegy Holdings Inc., various grantors named therein, Wilmington Trust Company, as corporate trustee, John M. Beeson, Jr., as individual trustee, Bank One, NA, as collateral agent, and Wells Fargo Bank Minnesota, N.A., as collateral trustee (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.67	Second Lien Shared Security Agreement dated August 11, 2003 among Dynegy Holdings Inc., various grantors named therein and Wells Fargo Bank Minnesota, N.A., as collateral trustee (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

Exhibit	Description
10.68	Second Lien Shared Security Agreement Supplement dated as of August 24, 2005 by Dynegy Midstream Holdings, Inc., Dynegy Storage Technology and Services, Inc. and Dynegy Gas Transportation, Inc. in favor of Wells Fargo Bank, N.A., as collateral trustee (supplementing the Second Lien Shared Security Agreement dated August 11, 2003 among Dynegy Holdings Inc., Dynegy Inc., as a grantor, the other grantors named therein and Wells Fargo Bank Minnesota, N.A., as collateral trustee) (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on May 10, 2006, File No. 1-15659).

10.69	Second Lien Non-Shared Security Agreement dated August 11, 2003 among Dynegy Inc., various grantors named therein and Wells Fargo Bank Minnesota, N.A., as collateral trustee (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.70	Purchase Agreement dated August 1, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.71	Purchase Agreement dated August 1, 2003 among Dynegy Holdings Inc., the guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

10.72	Purchase Agreement dated September 30, 2003 among Dynegy Holdings Inc., the guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Dynegy Inc. filed on October 15, 2003, File No. 1-15659).

10.73	Power Purchase Agreement dated September 30, 2004 between Illinois Power Company and Dynegy Power Marketing, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2004 of Dynegy Inc., File No. 1-15659).

10.74	Escrow Agreement dated as of September 30, 2004 among Illinova Corporation, Ameren Corporation and JPMorgan Chase Bank, as escrow agent (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2004 of Dynegy Inc., File No. 1-15659).

10.75	Stock Purchase Agreement dated as of November 1, 2004 among Dynegy New York Holdings Inc., Exelon SHC, Inc., Exelon New England Power Marketing, L.P. and ExRes SHC, Inc. (incorporated by reference to Exhibit 10.48 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.76	Amendment to Stock Purchase Agreement (Special Payroll Payment) dated as of January 28, 2005 among Dynegy New York Holdings Inc., Exelon SHC, Inc., Exelon New England Power Marketing, L.P. and ExRes SHC, Inc. (incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.77	Amendment to Stock Purchase Agreement dated as of January 31, 2005 among Dynegy New York Holdings Inc., Exelon SHC, Inc., Exelon New England Power Marketing, L.P. and ExRes SHC, Inc. (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.78	Amendment to Stock Purchase Agreement (Luz Sale) dated as of January 31, 2005 among Dynegy New York Holdings Inc., Exelon SHC, Inc., Exelon New England Power Marketing, L.P. and ExRes SHC, Inc. (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

Exhibit	Description
10.79	Tenth Amendment to Amended and Restated Base Gas Sales Agreement, dated as of June 29, 2001, by and between Enron North America Corp. and Sithe/Independence Power Partners, L.P. (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.80	Power Purchase Agreement dated November 17, 2004 between Dynegy Power Marketing, Inc. as seller, and Constellation Energy Commodities Group, Inc., as purchaser. (incorporated by reference to Exhibit 10.53 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.81	Assignment and Assumption Agreement dated as of November 17, 2004 between Dynegy Power Marketing, Inc. and Constellation Energy Commodities Group, Inc. (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 of Dynegy Inc, File No. 1-15659).

10.82	Partnership Interest Purchase Agreement dated as of August 2, 2005 among Dynegy Inc, Dynegy Holdings Inc., Dynegy Midstream Holdings, Inc., and Dynegy Midstream G.P., Inc. as Sellers and Targa Resources, Inc., Targa Resources Partners OLP LP, and Targa Midstream GP, LLC as Buyers (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.83	Steam and Electric Power Sales Agreement dated as of September 6, 2005 between Cogen Lyondell, Inc. and Lyondell Chemical Company (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.84	Services Agreement for CLI Facility dated as of September 6, 2005 between Cogen Lyondell, Inc. and Lyondell Chemical Company (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.85	Amended and Restated Lease and Easement Agreement dated as of September 6, 2005 between Cogen Lyondell, Inc. and Lyondell Chemical Company (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.86	Guaranty Agreement dated as of September 6, 2005 by Dynegy Holdings Inc. on behalf of Cogen Lyondell, Inc. in favor of Lyondell Chemical Company (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2005 of Dynegy Inc., File No. 1-15659).

10.87	Termination Agreement and Release dated as of December 23, 2005 between Quachita Power, LLC and Dynegy Power Marketing, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on December 28, 2005, File No. 1-15659).

10.88	Purchase Agreement (Rocky Road Power) dated December 27, 2005 between NRG Rocky Road LLC, NRG Energy, Inc., Termo Santander Holding, L.L.C. and Dynegy Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on December 28, 2005, File No. 1-15659).

10.89	Purchase Agreement (West Coast Power) dated December 27, 2005 between NRG West Coast LLC, NRG Energy, Inc., DPC II Inc. and Dynegy Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on December 28, 2005, File No. 1-15659).

10.90	Stipulation of Settlement dated May 2, 2005 (Shareholder Class Action Litigation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2005 of Dynegy Inc., File No. 1-15659).

Exhibit	Description
10.91	Stipulation of Settlement dated April 29, 2005 (Shareholder Derivative Litigation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2005 of Dynegy Inc., File No. 1-15659).

10.92	Baldwin Consent Decree approved May 27, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 31, 2005, File No. 1-15659).

10.93	Director Compensation Summary (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 24, 2005, File No. 1-15659).

10.94	Purchase Agreement, dated as of May 21, 2006, by and between Dynegy Inc. and Rockingham Power, L.L.C., as sellers, and Duke Power Company LLC d/b/a Duke Energy Carolinas, LLC, as purchaser (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 25, 2006, File No. 1-15659).

10.95	Purchase Agreement dated as of March 29, 2006 for the sale of $750,000,000 aggregate principal amount of the 8.375% Senior Unsecured Notes due 2016 of Dynegy Holdings, Inc. among Dynegy Holdings Inc. and the several initial purchasers named therein (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on May 10, 2006, File No. 1-15659).

12.1†	Calculation of Ratio of Earnings to Fixed Charges.

21.1†	Subsidiaries of Dynegy Holdings Inc.

23.1†	Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of Exhibit 5.1).

23.2†	Consent of PricewaterhouseCoopers LLP.

23.3†	Consent of PricewaterhouseCoopers LLP (with respect to West Coast Power LLC).

24.1†	Powers of Attorney of Directors and Officers of the registrant (included on Registration Statement Signature Page).

25.1†	Form T-1 Statement of Eligibility of Wilmington Trust Company, as trustee.

99.1†	Form of Letter of Transmittal.

99.2†	Form of Notice of Guaranteed Delivery.

99.3†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4†	Form of Letter to Clients.

99.5†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

†	Filed herewith.